As filed with the Securities and Exchange Commission on November 3, 2023

Registration No. 333-274807

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1

to

FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Cazoo Group Ltd

(Exact Name of Registrant as specified in its charter)

Cayman Islands	5500	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

41 Chalton Street
London, NW1 1JD, United Kingdom
+44 20 3901 3488

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Puglisi & Associates
850 Library Avenue, Suite 204
Newark, DE 19711
(302) 738-6680
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Valerie Ford Jacob, Esq.
Michael Levitt, Esq.
Freshfields Bruckhaus Deringer US LLP
601 Lexington Avenue
New York, NY 10022
(212) 277-4000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. Neither we nor the selling securityholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated NOVEMBER 3, 2023

PRELIMINARY PROSPECTUS

Cazoo Group Ltd

Warrants to Purchase up to 2,000,000 Class A Ordinary Shares and
Up to 2,000,000 Class A Ordinary Shares Issuable upon Exercise of Warrants

This prospectus registers (i) the issuance by us to the holders of our Class A ordinary shares (the “Class A ordinary shares”) immediately prior to the Closing Date (as defined herein) but after giving effect to the Reverse Stock Split (as defined herein) (the “Existing Shareholders”) of warrants to purchase an aggregate of up to 2,000,000 of our Class A ordinary shares in three tranches (collectively, the “New Warrants”) and (ii) the issuance by us of up to 2,000,000 of our Class A ordinary shares issuable upon exercise of the New Warrants. This prospectus also registers the resale of the New Warrants and the Class A ordinary shares issuable upon exercise of the New Warrants that are held by certain selling securityholders who are affiliates of the Company. The Company is issuing the New Warrants for no consideration to the Existing Shareholders; therefore, the Company will not receive any proceeds from the issuance of the New Warrants.

We are registering the offer and sale of these securities in connection with a series of transactions being effected by Cazoo Group Ltd (the “Company,” “Cazoo,” “we,” “us,” “our” and similar terms), including, among others, (1) the issuance to certain institutional holders of $200 million aggregate principal amount of our new senior secured notes due 2027, and Class A ordinary shares representing 92% of the outstanding Class A ordinary shares at the time of issue, in exchange for $630 million aggregate principal amount of our outstanding 2.00% Convertible Senior Notes due 2027 (the “Exchange Offer”), (2) the issuance of the New Warrants offered hereby to all of our Existing Shareholders, (3) the replacement of our existing board of directors with a new seven-member board of directors, (4) a reverse stock split at a ratio of 1:100, (5) an increase in our authorized share capital and (6) amendments to our amended and restated articles of association (the “Articles”). See “Description of the Transactions and the Transaction Agreements” for additional information.

The New Warrants are comprised of three tranches, with each tranche representing the right to acquire newly issued Class A ordinary shares. The first tranche of New Warrants represents 8.00% of the sum of our outstanding Class A ordinary shares on the Closing Date (after giving effect to the Exchange Offer) plus shares issued or issuable upon the exercise of the first tranche of warrants, the second tranche of New Warrants represents 8.00% of the sum of our outstanding Class A ordinary shares on the Closing Date (after giving effect to the Exchange Offer) plus shares issued or issuable upon the exercise of the first and second tranche of New Warrants, and the third tranche of New Warrants represents 8.00% of the sum of our outstanding Class A ordinary shares on the Closing Date (after giving effect to the Exchange Offer) plus shares issued or issuable upon the exercise of the first, second and third tranche of New Warrants. The actual number of New Warrants to be issued in each of the three tranches and the actual exercise price of each tranche will be determined based on the number of Class A ordinary shares outstanding on the Closing Date (after giving effect to the Exchange Offer). The New Warrants will become exercisable (i) in the case of the first tranche of New Warrants, when the Company’s equity value reaches or exceeds $525 million, (ii) in the case of the second tranche of New Warrants, when the Company’s equity value reaches or exceeds $1.025 billion and (iii) in the case of the third tranche of New Warrants, when the Company’s equity value reaches or exceeds $1.5 billion.

Based on the number of Class A ordinary shares outstanding on September 22, 2023, the first tranche of New Warrants would be exercisable initially for 422,098 Class A ordinary shares at an initial exercise price of $99.50 per Class A ordinary share, the second tranche of New Warrants would be exercisable initially for 462,298 Class A ordinary shares at an initial exercise price of $177.37 per Class A ordinary share, and the third tranche of New Warrants would be exercisable for 510,961 Class A ordinary shares at an exercise price of $234.85 per Class A ordinary share. To the extent that (x) any of the first tranche of the New Warrants have not been exercised at the time, if ever, when the second tranche equity value hurdle is reached, or (y) any of the first or second tranches of the New Warrants have not been exercised at the time, if ever, when the third tranche equity value hurdle is reached, the exercise price per share of the first or second tranche of New Warrants, as applicable, will be reduced and the number of underlying Class A ordinary shares issuable upon exercise of the first or second tranche of New Warrants, as applicable, will be increased to mitigate the dilutive effect of the next tranche of New Warrants becoming exercisable. The New Warrants will expire five years after issuance.

Based on the number of Class A ordinary shares outstanding on September 22, 2023, we would receive up to an aggregate of approximately $250 million from the exercise of the New Warrants, assuming the exercise in full of all the New Warrants for cash at their initial exercise price and assuming all three equity value hurdles are achieved. However, if the New Warrants are all exercised on a cashless basis, we will receive no proceeds from their exercise. We expect to use the net proceeds from the exercise of the New Warrants, if any, for general corporate purposes.

Our Class A ordinary shares are currently listed on the New York Stock Exchange under the symbol “CZOO”. On November 2, 2023, the last reported sale price of our Class A ordinary shares as reported on the New York Stock Exchange was $0.41 per Class A ordinary share. We do not expect to list the New Warrants on any national securities exchange or any over-the-counter trading platform.

We may amend or supplement this prospectus from time to time by filing amendments or supplements as required. You should read this entire prospectus and any amendments or supplements carefully before you make any investment decision with respect to the securities offered hereby.

We are a “foreign private issuer” and will report under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as a non-U.S. company with foreign private issuer status. As long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act and certain corporate governance requirements of the New York Stock Exchange that are applicable to U.S. domestic public companies.

Our principal executive offices are located at 41 Chalton Street, London, NW1 1JD, United Kingdom.

Investing in our securities involves a high degree of risk. Before making an investment in any of our securities, you should carefully read the discussion of material risks of investing in our securities in “Risk Factors” beginning on page 14 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated               , 2023

You should rely only on the information contained in this prospectus or any amendment or supplement to this prospectus. Neither we, nor the selling securityholders, have authorized any other person to provide you with different or additional information. Neither we, nor the selling securityholders, take responsibility for, nor can we provide assurance as to the reliability of, any other information that others may provide. Neither we, nor the selling securityholders, are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus or such other date stated in this prospectus, and our business, financial condition, results of operations and/or prospects may have changed since those dates.

Except as otherwise set forth in this prospectus, neither we nor the selling securityholders have taken any action to permit a public offering of these securities outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to the offering of these securities and the distribution of this prospectus outside the United States.

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form F-1 filed with the U.S. Securities and Exchange Commission (the “SEC”) by Cazoo Group Ltd. This prospectus registers the issuance of the New Warrants by the Company to our Existing Shareholders and the issuance of Class A ordinary shares by the Company upon exercise of the New Warrants. This prospectus also registers the resale of the New Warrants and the Class A ordinary shares issuable upon exercise of the New Warrants which are held by certain selling securityholders who are affiliates of the Company. This prospectus includes important information about us, the New Warrants being issued by us and the Class A ordinary shares issuable upon exercise of the New Warrants and other information you should know before investing. Any prospectus supplement may also add, update, or change information in this prospectus. If there is any inconsistency between the information contained in this prospectus and any prospectus supplement, you should rely on the information contained in that particular prospectus supplement. This prospectus does not contain all of the information provided in the registration statement that we filed with the SEC.

References to “U.S.$,” “U.S. Dollars”, “USD” and “$” in this prospectus are to United States dollars, the legal currency of the United States. References to “Pound(s) Sterling,” “GBP” and “£” in this prospectus are to the legal currency of the United Kingdom. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding. Certain amounts and percentages have been rounded; consequently, certain figures may add up to be more or less than the total amount and certain percentages may add up to be more or less than 100% due to rounding. In particular and without limitation, amounts expressed in millions contained in this prospectus have been rounded to a single decimal place for the convenience of readers.

Information on the website of Cazoo is not included or incorporated by reference in the registration statement of which this prospectus forms a part.

FINANCIAL STATEMENT PRESENTATION

Cazoo currently qualifies as a foreign private issuer as defined in Rule 405 promulgated under the Securities Act of 1933 (the “Securities Act”). Cazoo’s financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and are reported in Pounds Sterling.

Cazoo refers in various places in this prospectus to adjusted EBITDA, a non-IFRS financial measure, which is more fully explained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The presentation of non-IFRS information is not meant to be considered in isolation or as a substitute for Cazoo’s consolidated financial results prepared in accordance with IFRS.

TRADEMARKS, TRADE NAMES AND SERVICE MARKS

Cazoo and its subsidiaries own or have rights to trademarks, trade names and service marks that they use in connection with the operation of their businesses. In addition, their names, logos and website names and addresses are their trademarks or service marks. Other trademarks, trade names and service marks appearing in this prospectus are the property of their respective owners. Solely for convenience, in some cases, the trademarks, trade names and service marks referred to in this prospectus are listed without the applicable ®, ™ and SM symbols, but they will assert, to the fullest extent under applicable law, their rights to these trademarks, trade names and service marks.

INDUSTRY AND MARKET DATA

In this prospectus, Cazoo presents industry data, forecasts, information and statistics regarding the markets in which it operates and/or may operate as well as its analysis of statistics, data and other information that it has derived from third parties, publicly available information, various industry publications and other published industry sources. Industry publications and other published industry sources generally indicate that the information contained therein was obtained from sources believed to be reliable. Such information is supplemented where necessary with Cazoo’s own internal estimates and information obtained from discussions with its customers, taking into account publicly available information about other industry participants and management’s judgment where information is not publicly available. This information appears in “Prospectus Summary,” “Business,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other sections of this prospectus.

Although Cazoo believes that these third-party sources are reliable, it does not guarantee the accuracy or completeness of this information, and it has not independently verified this information. Accordingly, Cazoo makes no representation or warranty as to the accuracy of any such information from third-party studies included in this prospectus. Prospective investors are advised to consider this data with caution. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this prospectus. Forecasts and forward-looking information are subject to uncertainty and risk due to a variety of factors, including those described under “Risk Factors.” These and other factors could cause results to differ materially from those expressed in any forecasts or estimates.

Some market data and statistical information are also based on Cazoo’s good faith estimates, which are derived from management’s knowledge of Cazoo’s industry and such independent sources referred to above. Certain market, ranking and industry data included elsewhere in this prospectus, including the size of certain markets and Cazoo’s size or position and the positions of its competitors within these markets, including services relative to competitors, are based on estimates by Cazoo. These estimates have been derived from management’s knowledge and experience in the markets in which Cazoo operates and/or may operate, as well as information obtained from surveys, reports by market research firms, Cazoo’s customers, suppliers, trade and business organizations and other contacts in the markets in which Cazoo operates and/or may operate and have not been verified by independent sources. Unless otherwise noted, all of Cazoo’s market share and market position information presented in this prospectus is an approximation.

FREQUENTLY USED TERMS

Unless otherwise indicated and unless the context otherwise requires, “we,” “us,” “our,” “Cazoo” or the “Company” refer to Cazoo Group Ltd, a Cayman Islands exempted company, and its subsidiaries.

Unless otherwise stated in this prospectus, reference to:

●	“2022 Indenture” means the indenture, dated as of February 16, 2022, by and between Cazoo Group Ltd and U.S. Bank Trust Company, National Association, as trustee, regarding the Company’s 2.00% Convertible Senior Notes due 2027.

●	“affiliate” means, with respect to any specified person, any person that, directly or indirectly, controls, is controlled by, or is under common control with, such specified person, through one or more intermediaries or otherwise.

●	“Ajax” means Ajax I, a Cayman Islands exempted company.

●	“Annual Report” means the Company’s Annual Report on Form 20-F for the year ended December 31, 2022, filed with the SEC on March 30, 2023.

●	“Articles” means the amended and restated memorandum and articles of association of the Company.

●	“Articles Amendment” means the amendments to the Articles such that (1) holder(s) of Class A ordinary shares representing a majority of the then outstanding Class A ordinary shares shall have the right by vote or written consent or direction to the Company to remove directors with or without cause and to appoint any person to fill any director positions that remain unfilled by like means; provided that the director appointed by the current Board (or his or her designee) may not be removed without cause prior to the third annual general meeting of the Company following the Closing Date, (2) a director may be removed from office for cause by the other directors then appointed numbering at least a majority and (3) holder(s) of Class A ordinary shares representing a majority of the then outstanding Class A ordinary shares shall have the ability to convene a general meeting of the Company.

●	“Board” means the existing board of directors of the Company as of the date of this prospectus.

●	“Brexit” means the United Kingdom (“UK”) leaving the European Union (“EU”).

●	“Business Combination” means the completion of Cazoo’s business combination with Ajax I on August 26, 2021 pursuant to the Business Combination Agreement.

●	“Business Combination Agreement” means the Business Combination Agreement, dated as of March 29, 2021, as amended by the First Amendment thereto, dated as of May 14, 2021, by and among Ajax I, Capri Listco and Cazoo.

●	“Business Realignment Plan” means the plan announced by the Company on June 7, 2022 which was designed to de-risk the Company’s path to profitability and to maximize the Company’s liquidity.

●	“Class A ordinary shares” means the Cazoo Class A ordinary shares, par value $0.002 per share or, following the Reverse Stock Split, par value $0.20 per share (as applicable).

●	“Class B Shares” means the Cazoo Class B ordinary shares, par value $0.002 per share or, following the Reverse Stock Split, par value $0.20 per share (as applicable).

●	“Class C Shares” means the Cazoo Class C ordinary shares, par value $0.002 per share or, following the Reverse Stock Split, par value $0.20 per share (as applicable).

●	“Closing Date” means the date on which all of the Transactions, excluding the replacement of the Board with the New Board, will be consummated.

●	“Code” means the United States Internal Revenue Code of 1986, as amended.

●	“Companies Act” means the Companies Act (As Revised) of the Cayman Islands as the same may be amended from time to time.

●	“Consenting Equityholders” means the holders of the Class A ordinary shares who are party to the Transaction Support Agreement.

●	“Consenting Noteholders” means the holders of the Convertible Notes who are party to the Transaction Support Agreement.

●	“Consenting Stakeholders” means the Consenting Equityholders and the Consenting Noteholders.

●	“Continental” means Continental Stock Transfer & Trust Company.

●	“Convertible Notes” means $630 million aggregate principal amount of the Company’s 2.00% Convertible Senior Notes due 2027.

●	“De-SPAC Transactions” means the transactions contemplated by the Business Combination Agreement.(1)

●	“DTC” means the Depository Trust Company.

●	“Equiniti” means Equiniti Trust Company.

●	“EU” means the European Union.

●	“Exchange Act” means the Securities Exchange Act of 1934, as amended.

●	“Exchange Offer” means the offer to exchange $630 million principal amount of the Convertible Notes for the New Notes and the New Shares.

●	“Existing Shareholders” means the holders of Class A ordinary shares immediately prior to the Closing Date but after giving effect to the Reverse Stock Split.

●	“Existing Warrants” means the warrants issued pursuant to the Existing Warrant Agreement.

●	“Existing Warrant Agreement” means that certain Warrant Agreement, dated as of October 27, 2020, between Ajax and Continental, as amended by the Amendment to and Assignment of Warrant Agreement, dated as of August 23, 2021, by and among Ajax, the Company, Continental and Equiniti, with respect to the Existing Warrants.

●	“Farallon” means certain funds, accounts and entities managed or advised by Farallon Capital Management, L.L.C.

●	“FCA” means the UK Financial Conduct Authority and any successor authority thereto.

●	“GAAP” means United States generally accepted accounting principles, consistently applied.

●	“HP” means hire purchase plans.

●	“IFRS” means the International Financial Reporting Standards, as issued by the IASB.

●	“Incentive Equity Plan” means the incentive equity plan pursuant to which directors, employees and consultants of Cazoo and its affiliates may receive equity and equity-based incentive awards.

●	“JOBS Act” means the Jumpstart Our Business Startups Act of 2012.

●	“New Board” means the new seven-member board of directors of the Company that will be appointed on or after the Closing Date, six of whom will be chosen by the holders of the Convertible Notes and one of whom will be chosen by the existing Board. Of the six directors chosen by the holders of the Convertible Notes, four will initially be selected by Viking and two will initially be selected by Farallon.

●	“New Notes” means $200 million aggregate principal amount of the Company’s senior secured notes due 2027.

●

“New Notes Indenture” means the contemplated indenture expected to be dated as of the Closing Date by and between Cazoo Group Ltd, the guarantors named therein, U.S. Bank Trust Company, National Association, as trustee, and GLAS Trust Corporation Limited, as security agent, regarding the New Notes.

●

“New Registration Rights Agreement” means the registration rights agreement by and between the Company, the Consenting Noteholders and certain of the Company’s existing equityholders who are party to the existing Investor Rights Agreement.

●	“New Shares” means the Class A ordinary shares to be issued in connection with the Exchange Offer that will equal 92% of the outstanding Class A ordinary shares immediately following the Closing Date.

●	“New Tranche 1 Warrants” means the first tranche of the New Warrants, which will become exercisable upon the Company achieving an equity value of $525 million.

●	“New Tranche 2 Warrants” means the second tranche of the New Warrants, which will become exercisable upon the Company achieving an equity value of $1.025 billion.

●	“New Tranche 3 Warrants” means the third tranche of the New Warrants, which will become exercisable upon the Company achieving an equity value of $1.5 billion.

●	“New Warrants” means, collectively, the New Tranche 1 Warrants, the New Tranche 2 Warrants and the New Tranche 3 Warrants issued pursuant to the New Warrant Agreements and registered on the registration statement of which this prospectus forms a part.

●	“New Warrant Agreements” means the warrant agreements, each to be dated as of the Closing Date, by and between Cazoo and Equinity Trust Company, LLC, as warrant agent, with respect to the New Warrants.

●	“NYSE” means the New York Stock Exchange.

●	“NYSE Manual” means the Listed Company Manual of the NYSE, as amended.

●	“OEMs” means original equipment manufacturers.

●	“Ordinary Shares” means the Class A ordinary shares together with the Class B Shares and the Class C Shares.

●	“Outside Date” means December 15, 2023 subject to extension to January 15, 2024 if the Form F-1 registering the issuance of the New Warrants is not effective by December 15, 2023 or the SEC is still reviewing the Schedule TO for the Exchange Offer at December 15, 2023.

●	“PCAOB” means the Public Company Accounting Oversight Board.

●	“Registration Rights Agreement” means the Registration Rights Agreement dated as of February 16, 2022 by and between the Company and the holders named therein.

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●	“Reverse Stock Split” means the consolidation of every 100 shares in the capital of Cazoo with a par value of $0.002 each in Cazoo’s issued and unissued share capital into one (1) share with a par value of $0.20 to be submitted to a vote of the Company’s shareholders at the Company’s extraordinary general meeting and subject to such approval, to take effect on the Closing Date.

●	“Revised 2023 Plan” means the plan announced by the Company on January 18, 2023 aimed at improving the unit economics of the business.

●	“Revised Business Plans” means the Business Realignment Plan, the winddown of operations in Europe and the Revised 2023 Plan.

●	“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

●	“SEC” means the United States Securities and Exchange Commission.

●	“Securities Act” means the United States Securities Act of 1933, as amended.

●	“Share Increase” means the increase to the Company’s authorized share capital to be submitted to a vote of the Company’s shareholders at the Company’s extraordinary general meeting and subject to such approval, to take effect on the Closing Date.

●	“Shareholder Approval” means the approval by Cazoo shareholders of (1) the Transactions proposal (at least 66 2/3% of the Class A ordinary shares present or represented by proxy at the extraordinary general meeting in respect of which the votes are cast), (2) the Reverse Stock Split proposal (more than 50% of the Class A ordinary shares present or represented by proxy at the extraordinary general meeting in respect of which the votes are cast), (3) the Share Increase proposal (more than 50% of the Class A ordinary shares present or represented by proxy at the extraordinary general meeting in respect of which the votes are cast) and (4) the Articles Amendment proposal (at least 66 2/3% of the Class A ordinary shares present or represented by proxy at the extraordinary general meeting in respect of which the votes are cast).

●	“Steering Committee” means, together, Viking and Farallon.

●	“Transactions” means, collectively, (i) the Exchange Offer, (ii) the issuance of the New Warrants to the Existing Shareholders, including the registration of the New Warrants, (iii) the replacement of the Board with a new seven-member board of directors on or after the Closing Date, six of whom will be chosen by the holders of our Convertible Notes and one of whom will be chosen by the existing Board, (iv) the Reverse Stock Split, (v) the Share Increase, (vi) the Articles Amendment and (vii) seeking the approval of our shareholders at the extraordinary general meeting of (a) the Exchange Offer, (b) the issuance of the New Warrants, (c) the replacement of the Board with the New Board, (d) the Reverse Stock Split, (e) the Share Increase, (f) the Articles Amendment and (g) the Transaction Support Agreement and the transactions contemplated by the Transaction Support Agreement.(1)

●	“Transaction Support Agreement” means that certain Transaction Support Agreement (together with all the exhibits, annexes and schedules thereto), dated as of September 20, 2023, as amended on November 3, 2023, by and among the Company and certain subsidiaries thereof, the Consenting Noteholders and the Consenting Equityholders.

●	“UK” means the United Kingdom.

●	“UK DPA” means the United Kingdom’s Data Protection Act 2018.

●	“UK GDPR” means the UK General Data Protection Regulation as defined by the UK DPA as amended by the Data Protection, Privacy and Electronic Communications (Amendments etc.) (EU Exit) Regulations 2019.

●	“Viking” means Viking Global Investors LP, on behalf of certain funds, accounts and entities.

●	“Warrants” means, together, the Existing Warrants and the New Warrants.

(1)	It should be noted that in the notes to the Company’s audited consolidated financial statements for the year ended December 31, 2022, included elsewhere in this prospectus, the term “Transaction” as used therein refers to the transactions contemplated by the business combination agreement, dated as of March 29, 2021, by and among Ajax I, a Cayman Islands exempted company, Cazoo Holdings Limited, a private limited company organized under the law of England and Wales, and Capri Listco, a Cayman Islands exempted company.

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our securities. Before making an investment decision, you should read this entire prospectus carefully, especially “Risk Factors” and our audited financial statements and related notes thereto, and the other documents to which this prospectus refers. Some of the statements in this prospectus constitute forward-looking statements that involve risks and uncertainties. See “Cautionary Note Regarding Forward-Looking Statements” for more information.

Overview

Cazoo is a UK online used car retailer. Cazoo was founded with a mission to transform the car buying and selling experience across the UK by providing better selection, transparency, and convenience. Our aim is to make buying or selling a car no different to ordering any other product online, where consumers can simply and seamlessly buy, sell and finance a car entirely online on our platform for delivery or collection. Since our launch in the UK in December 2019, we have sold more than 130,000 cars to Retail customers across the UK as of June 30, 2023.

We have an established brand, a market leading platform, a talented team whose experience spans the e-commerce and automotive industries, and an end-to-end in-house infrastructure in the UK. Our Cazoo brand enjoys a strong brand identity, and we achieved national brand awareness of 58% among consumers in the UK who have used or are using online services beyond grocery shopping, based on a July 2023 engagement survey. As of September 22, 2023, we are a team of approximately 1,200 employees across the UK.

We are a highly data-driven company and use our proprietary data and algorithms both to purchase vehicles and to price them for sale. Our end-to-end digital platform offers customers in the UK a choice of used vehicles of different makes and models for acquisition, and also offer an opportunity for customers to sell their car without an obligation to buy a car from us. Other options available to the customer include part-exchanging their current vehicle as a form of partial payment for a Cazoo car, as well as options to finance a car purchase and add ancillary products. Our customer proposition continues to evolve over time as we adjust to the market backdrop and needs of the customer.

Our end-to-end in-house infrastructure includes seven Cazoo Customer Centers, three retail vehicle preparation centers and one wholesale vehicle preparation center, one dedicated Customer service center to handle customer queries and an office in the UK. The three retail preparation centers provide us with the potential to recondition just over 85,000 cars per year. We have retained Cazoo Customer Centers in the most geographically optimal locations in the UK in order to maximize the number of customers who can come to a center to pick up their car and to make our logistics network, which included 190 car transporters as of June 30, 2023, more efficient. We store, distribute, and hand over cars for collection or delivery at these centers.

Our focus is on the UK market, which consists of approximately seven million used car transactions annually, worth approximately £100 billion. The UK used car retail market is fragmented and highly competitive with respect to price, quality, service, location and vehicle offering. As of March 2023, there were approximately 13,000 used vehicle dealers in the UK. No dealership in the UK has a share of the market greater than 4%. The majority of dealerships are traditional brick-and-mortar firms, while a few are developing a hybrid model. There are only a few players in the market who currently offer a fully digital journey to buy and/or sell a car in the UK. We stand out as a leading independent player with a comprehensive physical infrastructure (in-house vehicle preparation, Cazoo Customer Centers and Cazoo logistics) that is behind our completely online proposal to buy and/or sell a used car including options to finance the purchase and add ancillary products, again all entirely online.

We launched in December 2019 and rapidly grew in the first three years driven by the appeal to customers of our fully online proposition. We listed on the NYSE in August 2021 and in February 2022, we issued and sold, via a private placement, $630 million in aggregate principal amount of 2.00% Convertible Senior Notes due 2027. We expanded rapidly through a number of acquisitions of complementary assets, businesses and technologies in 2021 and 2022. We acquired two vehicle reconditioning businesses in the UK in 2021, which allowed us to bring vehicle reconditioning activities fully in-house the same year. We opened our Cazoo Customer Centers and a customer services center. We expanded across Europe, in France, Germany, Spain and Italy, in retail and car subscription services through a number of acquisitions. We launched a channel to buy used cars directly from our customers. We acquired a third-party data platform to enhance our data team and capabilities.

In 2022, we generated revenues of £1.25 billion, up 91% year-on-year, on unit sales of 85,035 (up 72% year-on-year) of which retail was 65,366 cars (up 88% year-on-year) and wholesale was 19,669 vehicles (up 33% year-on-year). We achieved close to 1% market share of the UK used car market. Given the change in economic climate and the reduced availability of capital, in June 2022, we launched a business realignment plan to right-size the business, which also included the winddown of our subscription services across all markets, and in September 2022 we announced that we would be exiting our European operations which still required significant capital to expand.

In early 2023, with inflation and interest rates continuing to climb, we made a further strategic decision to pivot from fast growth to focus on unit economics, optimization of our operational footprint and preservation of our cash balance. To that end, we announced restructuring changes in January 2023.

We delivered significant progress against this plan in the first six months of 2023. We consolidated Cazoo Customer Centers from 21 down to 7, Cazoo vehicle preparation centers were reduced from eight down to three vehicle preparation centers for refurbishment of retail cars plus one center for wholesale vehicle preparation, and we reduced our transporter fleet size from over 250 in 2022 to 190 as of June 30, 2023. Our headcount was reduced from 3,226 employees as of December 31, 2022 to approximately 1,200 employees as of September 22, 2023.

Importantly, we improved Retail GPU (retail gross profit per unit) from £596 in the fourth quarter of 2022 to £980 in the first quarter of 2023 and £1,290 in the second quarter of 2023. In line with our re-set expectations, our revenue for the six months ended June 30, 2023, at £419 million, declined on fewer units sold, while our gross profit for the six months ended June 30, 2023 improved to £23 million with gross margin increasing to 5.4% from 1.0% in the comparable period of 2022. Our loss for the six months ended June 30, 2023 decreased to £(151) million for continued operations compared to £(201) million in the comparable period of 2022. Our Adjusted EBITDA for the six months ended June 30, 2023 halved to £(70) million from £(142) million in the comparable period as we delivered improved unit economics and cut marketing, selling and distribution, and administrative costs through the restructuring changes.

As of June 30, 2023, our cash balance was strong and better than our expectations due to lower restructuring spend as well as lower EU exit costs and amounted to £195 million of cash and cash equivalents with a further approximately £35 million of self-financed inventory.

Since the announcement of our restructuring plan in January 2023 our results demonstrate sustained improvement in Retail GPU, on-target fixed and variable cost reduction and improved Adjusted EBITDA and net cash flow from operating activities. The cost savings targeted in the restructuring started to come through towards the end of the first quarter of 2023 and became more pronounced in the second quarter of 2023. We believe that this progress allows us to lay the foundations for profitable growth in the future.

The Transactions

On September 20, 2023, the Transaction Support Agreement was executed by the Company and certain of its subsidiaries, and certain of the Consenting Stakeholders. In October 2023, additional Consenting Stakeholders signed joinder agreements to the Transaction Support Agreement. On November 3, 2023, the Transaction Support Agreement was amended by an Amendment No. 1 to the Transaction Support Agreement in order to, among other things, extend the Outside Date set out in the Transaction Support Agreement from November 15, 2023 to December 15, 2023 (and December 15, 2023 to January 15, 2024, if the Transactions have not been consummated by the Outside Date because the registration statement on Form F-1, of which this prospectus forms a part, has not yet been declared effective by the SEC or the Schedule TO filed in connection with the Exchange Offer remains subject to ongoing SEC review, in each case for reasons outside of the Company’s control (regardless of whether any other condition remains unsatisfied at the Outside Date)). The Consenting Noteholders in the aggregate own 85% of the Convertible Notes and the Consenting Equityholders in the aggregate own more than 32% of the outstanding Class A ordinary shares. In accordance with the Transaction Support Agreement, the Company announced a series of transactions aimed at improving the Company’s capital structure, reducing the Company’s debt and establishing a platform for future profitability. These transactions include (collectively, and together with the Shareholder Approval (defined below), the “Transactions”):

(i)	commencing the Exchange Offer in which the holders of the Convertible Notes are being offered the opportunity to exchange their Convertible Notes (including any accrued and unpaid interest up to but not including the settlement date) for their pro rata portion of (1) $200 million aggregate principal amount of New Notes and (2) Class A ordinary shares such that immediately following the consummation of the Exchange Offer the holders of the Convertible Notes will hold 92.0% of the Company’s outstanding Class A ordinary shares;

(ii)	the issuance of three tranches of New Warrants to the Existing Shareholders based on the aggregate amount of Class A ordinary shares held by each such shareholder as of the Closing Date, including the registration of the New Warrants and the Class A ordinary shares issuable upon exercise of the New Warrants;

(iii)	the replacement of the existing Board with a new seven-member board of directors on or after the Closing Date, six of whom will be chosen by the holders of the Convertible Notes and one of whom will be chosen by the existing Board;

(iv)	the Reverse Stock Split;

(v)	the Share Increase; and

(vi)	the amendments to the Articles such that (1) holder(s) of Class A ordinary shares representing a majority of the then outstanding Class A ordinary shares shall have the right by vote or written consent or direction to the Company to remove directors with or without cause and to appoint any person to fill any director positions that remain unfilled by like means; provided that the director appointed by the current Board (or his or her designee) may not be removed without cause prior to the third annual general meeting of the Company following the Closing Date, (2) a director may be removed from office for cause by the other directors then appointed numbering at least a majority and (3) holder(s) of Class A ordinary shares representing a majority of the then outstanding Class A ordinary shares shall have the ability to convene a general meeting of the Company (the “Articles Amendment”).

In connection with the Transactions, the Company will solicit the approval of our shareholders at an extraordinary general meeting of (t) the Exchange Offer, (u) the issuance of the New Warrants, (v) the replacement of the Board with the New Board, (w) the Reverse Stock Split, (x) the Share Increase, (y) the Articles Amendment and (z) the Transaction Support Agreement and the transactions contemplated by the Transaction Support Agreement (the “Shareholder Approval”). Approval of the Exchange Offer, issuance of the New Warrants, the replacement of the Board with the New Board, the Articles Amendment and the Transaction Support Agreement and the transactions contemplated thereby will in each case require approval by at least a two-thirds majority of the voting power of the Company’s shareholders present or represented by proxy at the Company’s extraordinary general meeting (provided that the requisite quorum is present).

If either (1) on November 17, 2023, more than 75% but less than 100% of the holders of the Convertible Notes by aggregate outstanding principal amount of the Convertible Notes have become Consenting Noteholders or a party to an alternative agreement (an “Alternative Tender Agreement”) with the Company to tender (or cause to be tendered) and not withdraw such holder’s Convertible Notes in the Exchange Offer in accordance with the Offering Memorandum or (2) 20 business days have passed after the Consenting Noteholders and the Company receive written confirmation from any Convertible Noteholder that such Convertible Noteholder will not participate in an out-of-court consensual transaction (either event, a “Scheme Transaction Trigger Event”), the Company will then issue the New Notes and the New Shares through an English restructuring plan or an English scheme of arrangement rather than through the Exchange Offer (a “Scheme Transaction”).

Conditions to Completion of the Transactions

The completion of the Transactions is subject to the closing conditions set out in the Transaction Support Agreement, which include, in addition to other customary conditions:

●	the registration statement on Form F-1, of which this prospectus forms a part, registering the issuance of the New Warrants and the issuance of the Class A ordinary shares issuable upon exercise of the New Warrants, shall have been declared effective by the SEC;

●	our shareholders shall have approved the Transactions in the manner contemplated in the term sheet attached to the Transaction Support Agreement and the Reverse Stock Split and the Share Increase shall have been effectuated;

●	each of the New Warrants, New Notes and New Shares shall have been issued in accordance with the terms of the Transaction Support Agreement;

●	each of the definitive documents, including the New Investor Rights Agreement and the New Registration Rights Agreement, (a) shall have been executed and delivered by each party thereto, and (b) each of the conditions precedent related to each such definitive document shall have been satisfied or waived;

●	the existing Investor Rights Agreement has been amended in a manner satisfactory to the Company and the Steering Committee and subsequently terminated;

●	unless the Transactions are implemented through an English restructuring plan or an English scheme of arrangement, the Consenting Noteholders must own or control, in the aggregate, no less than 100% of the aggregate outstanding principal amount of the Convertible Notes;

●	if the Transactions are effected through an English restructuring plan or an English scheme of arrangement, the restructuring plan or scheme of arrangement shall have been approved by the applicable English court and shall have been recognized by an order of an applicable U.S. court; and

●	the Company shall have paid or reimbursed in full any and all financial advisory and legal fees and expenses of the Consenting Noteholders in accordance with the terms of the Transaction Support Agreement.

Subject to the satisfaction of the conditions to closing contained in the Transaction Support Agreement, the Company expects the Transactions to close in the fourth quarter of 2023.

Termination of the Transaction Support Agreement

The Transaction Support Agreement may be terminated by the parties thereto in specified circumstances, including by the Company in connection with the Board’s fiduciary duties or by Viking and Farallon (together, the “Steering Committee”) upon a material adverse effect on the Company’s business. If the Closing Date does not occur on or prior to December 15, 2023 in accordance with the terms of the Transaction Support Agreement (the “Outside Date”), the Transaction Support Agreement will automatically terminate; provided that, if the Transactions have not been consummated by the Outside Date because the Form F-1 registration statement, of which this prospectus forms a part, has not yet been declared effective by the SEC or the Schedule TO filed in connection with the Exchange Offer remains subject to ongoing SEC review, in each case for reasons outside of the Company’s control (regardless whether any other condition remains unsatisfied at the Outside Date), the Outside Date will be automatically extended to January 15, 2024; provided, further, that the Outside Date may be extended with the prior written consent of the Company, each Consenting Equityholder and the Steering Committee.

The foregoing descriptions are qualified in their entirety by reference to the complete text of the Transaction Support Agreement, a copy of which is attached as an exhibit to the registration statement of which this prospectus forms a part. For more information about the Transactions and the Transaction Support Agreement, see “Description of the Transactions and the Transaction Agreements” contained elsewhere herein.

Foreign Private Issuer Status

We are currently a foreign private issuer within the meaning of the rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As a foreign private issuer, we are subject to reduced disclosure requirements and are exempt from certain provisions of the U.S. securities rules and regulations applicable to U.S. domestic issuers such as the rules regulating solicitation of proxies and certain insider reporting and short-swing profit rules. In addition, we are generally permitted to follow the corporate governance practices of our home country, the Cayman Islands, in lieu of the corporate governance standards of the NYSE applicable to U.S. domestic companies. For example, we are not required to have a majority of the Board consisting of independent directors nor a compensation committee or a nominating and corporate governance committee consisting entirely of independent directors. We may continue to follow our home country’s corporate governance practices as long as we remain a foreign private issuer. As a result, you may not have the same protection afforded to shareholders of U.S. domestic companies that are subject to the NYSE corporate governance requirements applicable to U.S. domestic companies.

Whether or not we remain a foreign private issuer will be evaluated on June 30 of each year. We will lose our status as a foreign private issuer under current SEC rules and regulations if more than 50% of our outstanding voting securities become directly or indirectly held of record by U.S. holders and one of the following is true: (i) the majority of our directors or executive officers are U.S. citizens or residents; (ii) more than 50% of our assets are located in the United States; or (iii) our business is administered principally in the United States. If we are not a foreign private issuer on June 30 of any year, we will be required to file reports with the SEC as a domestic U.S. registrant beginning on January 1 of the following year, including preparation of financial statements audited in accordance with U.S. GAAP and filing reports on Form 10-K, Form 10-Q and Form 8-K.

Summary Risk Factors

The following is a summary of certain, but not all, of the risks that could adversely affect our business, operations and financial results. If any of the risks actually occur, our business could be materially impaired, the trading price of our securities could decline, and you could lose all or part of your investment. You should carefully review and consider the risk factors set forth in the section entitled “Risk Factors” beginning on page 14 of this prospectus.

Risks Related to our Business and Industry

●	We will need to raise additional capital to satisfy our liquidity needs going forward, as well as to pursue our business objectives and to capitalize on business opportunities, and there is no assurance that we will be able to raise the necessary capital on terms acceptable to us or at all. The terms of the New Notes contain a number of restrictions on our ability to raise additional indebtedness or engage in strategic transactions without the consent of a majority of the holders of Convertible Notes and may impact our ability to implement our business plan.

●	Our limited operating history makes it difficult to evaluate our current business and future prospects.

●	As a result of our Revised Business Plans, our current strategy is to focus on the UK market only and to pursue improved unit economics. We may have difficulties implementing our strategy in the UK, which could have a material adverse effect on our business and results of operations.

●	We have a history of losses and we may not achieve or maintain profitability in the future.

●	As part of our Revised Business Plans we have shifted our focus to improving unit economics over driving for maximum growth. No assurance can be given that we will succeed in achieving sustainable improvement in our unit economics.

●	Our condensed consolidated interim financial statements include a note regarding substantial doubt about our ability to continue as a going concern.

●	We rely, or may rely in the future, on various forms of debt financing to operate our business, including car financing facilities, mortgage debt, capital leases and syndicated loans, and there is no guarantee that such financing will be available in the future on acceptable terms, or at all. In addition, our leverage from any such facilities could adversely impact our business, financial condition and results of operations.

●	We may be unable to generate sufficient cash to fulfill our obligations under our indebtedness, and we may be unable to incur additional indebtedness to fund future needs.

●	We are highly dependent on our senior management team and other highly skilled personnel. Changes in our management team following the consummation of the Transactions, and difficulties in attracting or retaining highly qualified personnel, may adversely and materially affect our ability to successfully implement our business strategy.

Risks Related to the Transactions

●	Following the consummation of the Transactions, the Board will be replaced by the New Board, which will consist of seven members, six of whom will have been chosen by the holders of Convertible Notes and one of whom will have been chosen by the existing Board, and the New Board may take actions with which you may disagree. For example, while the Company is required to use commercially reasonable efforts remain listed for three months after the Closing Date, after this period the New Board will no longer need to consider this covenant when assessing whether to maintain the listing and could seek to delist the Class A ordinary shares and deregister as an SEC reporting company. In addition, the New Board may implement a business plan different than the one currently contemplated by the Company which could change the business of the Company and the future plans of the Company. In addition, the New Board could, in its discretion, cause the business to liquidate completely, which might benefit the holders of New Notes who would be secured by a substantial portion of the Company’s assets.

●	If we are unable to complete the Transactions, in a timely manner or at all, our business and share price may be adversely affected.

●	Failure to obtain the Shareholder Approval would prevent the closing of the Transactions.

●	If the Transactions are not completed, we may not have sufficient cash to repay amounts due under the Convertible Notes upon a Fundamental Change (as defined in the 2022 Indenture) or at their maturity. If the Transactions are completed, we may not have sufficient cash to repay amounts due under the New Notes upon a change of control or at their maturity.

●	Uncertainty about the Transactions may adversely affect our relationships with our customers, suppliers and employees, which could negatively affect our business, whether or not the Transactions are completed.

●	The Transactions, if consummated, will constitute a “change of control” under two of our stocking loan facilities, which we utilize to finance the purchase of inventory. If not waived, the change of control would permit the applicable lenders to terminate these facilities.

●	Our shareholders will be subject to significant dilution as a result of the Transactions.

●	Even if the Transactions are successful, we may incur future losses and will need to raise additional funds through further issuances of equity or debt securities and we cannot be certain that we will achieve or maintain profitability in the future.

●	The market price of our Class A ordinary shares following the Transactions may decline as a result of the Transactions.

●	We may be subject to litigation in connection with the Transactions.

●	Our shareholders may not realize a benefit from the Transactions commensurate with the ownership dilution they will experience in connection with or following the Transactions.

●	The holders of Convertible Notes will own 92% of the Company’s outstanding Class A ordinary shares immediately following the Closing Date and thus will have the ability to control all shareholder votes, including votes with respect to the appointment of directors, mergers, liquidations or the sale of all of our assets, or any amendments to our Articles.

●	Because the number of Class A ordinary shares to be held by Existing Shareholders and the holders of the Convertible Notes following the consummation of the Transactions is not adjustable based on changes to the market price of our Class A ordinary shares, the equity ownership of our Existing Shareholders and the holders of the Convertible Notes following the consummation of the Transactions may have a greater or lesser value than at the time the Transaction Support Agreement was executed.

●	We have and will continue to incur significant costs in conducting the Transactions.

Risks Related to the Proposed Reverse Stock Split

●	If and when the Reverse Stock Split is consummated, our shareholders that are entitled to receive less than one Class A ordinary share will not receive any new Class A ordinary shares, but instead will be paid cash in lieu of the fractional share interest to which they are entitled and will cease to be shareholders of the Company and will not receive any New Warrants.

●	The Reverse Stock Split may not increase the per share trading value of the Class A ordinary shares over the long-term.

●	The Reverse Stock Split may decrease the liquidity of our Class A ordinary shares.

●	The Reverse Stock Split may lead to a decrease in our overall market capitalization and negatively impact the market for our Class A ordinary shares.

●	The Reverse Stock Split may result in some shareholders owning “odd lots.”

Risks Related to the New Notes

●	Our substantial debt could limit our flexibility, adversely affect our financial health and prevent us from fulfilling our obligations under the New Notes.

●	The New Notes will contain restrictive debt covenants that will limit our operating and financial flexibility, including a liquidity covenant that will require the Company to maintain a minimum amount of liquidity of £50 million, tested quarterly. We expect that, without raising additional capital and depending on our expenditure levels going forward, we could be in breach of this liquidity covenant during the second half of 2024. The terms of the New Notes restrict the Company from incurring certain indebtedness in the future, which may impact its ability to implement its business plan.

●	The New Notes will be secured by a substantial portion of the assets of the Company and its subsidiaries.

●	We will require a significant amount of cash to service our debt and sustain our operations, which we may not be able to generate or raise.

Risks Related to the New Warrants

●	There will be no public market for the New Warrants. If the Transactions are consummated, the New Board may decide to delist our Class A ordinary shares and deregister the Company as an SEC reporting company, and in the event we are unable to comply with applicable continued listing standards the NYSE may initiate delisting proceedings against us.

●	The New Warrants will not be exercisable if our equity value does not reach or exceed certain thresholds.

●	Holders of New Warrants will receive more Class A ordinary shares upon exercise of the New Warrants, at a lower exercise price, if the New Warrants are held and not exercised when the first two equity valuation hurdles are reached.

●	The trading price of our Class A ordinary shares has been volatile, and an investment in the Class A ordinary shares issuable upon exercise of the New Warrants could be subject to significant volatility and lose value.

●	The number of Class A ordinary shares issuable upon exercise of the New Warrants will not be adjusted for all dilutive events.

●	The terms of the New Warrants may be amended in a manner adverse to a holder if holders of the majority of the then outstanding New Warrants approve of such amendment.

●	Our Existing Warrants may be exercised for Class A ordinary shares, which would increase the number of shares eligible for future resale in the public market and result in dilution to our shareholders.

●	The exercise of New Warrants constitutes a separate investment decision, the merits and risks of which may not have been fully addressed herein.

Corporate Information

Cazoo Group Ltd was incorporated under the laws of the Cayman Islands as an exempted company on March 24, 2021 and became a public company on August 26, 2021.

Cazoo’s registered office is located at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our principal executive office is located at 41 Chalton Street, London, NW1 1JD, United Kingdom, and our telephone number is +44 20 3901 3488. Our agent for service of process in the United States is Puglisi & Associates located at 850 Library Avenue, Suite 204, Newark, DE 19711.

Our principal website address is www.cazoo.co.uk. The information contained on our website does not form a part of, and is not incorporated by reference into, this prospectus.

SUMMARY TERMS OF THE OFFERING

The summary below describes the principal terms of this offering. The “Description of Securities” section of this prospectus contains a more detailed description of our Class A ordinary shares and the New Warrants.

New Warrants offered by us hereby	Based on the number of Class A ordinary shares outstanding on September 22, 2023, three tranches of New Warrants to purchase up to an aggregate of 1,532,883 Class A ordinary shares.

Class A ordinary shares issuable by us upon exercise of New Warrants	Based on the number of Class A ordinary shares outstanding on September 22, 2023, initially, and subject to adjustment, (i) up to 422,098 Class A ordinary shares are issuable upon exercise of New Tranche 1 Warrants, (ii) up to 462,298 Class A ordinary shares are issuable upon exercise of New Tranche 2 Warrants and (iii) up to 510,961 Class A ordinary shares are issuable upon exercise of New Tranche 3 Warrants.

Based on the number of Class A ordinary shares outstanding on September 22, 2023, (1) if the second tranche equity value hurdle is reached and none of the New Tranche 1 Warrants have been exercised, the New Tranche 1 Warrants would become exercisable for up to 462,298 Class A ordinary shares and (2) if the third tranche equity hurdle is reached and none of the New Tranche 1 Warrants and the New Tranche 2 Warrants have been exercised, the New Tranche 1 Warrants would become exercisable for up to 510,961 Class A ordinary shares and the New Tranche 2 Warrants would become exercisable for up to 510,961 Class A ordinary shares.

New Warrants and Class A ordinary shares issuable upon exercise thereof offered for resale by the selling securityholders	Based on the number of Class A ordinary shares outstanding on September 22, 2023, New Warrants to purchase an aggregate of up to 7,396 Class A ordinary shares.

Class A ordinary shares issued and outstanding before giving effect to the Exchange Offer and Reverse Split and prior to any exercise of the New Warrants	38,833,034 Class A ordinary shares (as of September 22, 2023).(1)

Class A ordinary shares issued and outstanding after giving effect to the Exchange Offer and Reverse Stock Split but prior to any exercise of the New Warrants	4,854,129 Class A ordinary shares.(1)

Class A ordinary shares to be issued and outstanding after giving effect to the Exchange Offer and Reverse Stock Split and assuming exercise of the maximum amount of New Warrants (based on shares outstanding on September 22, 2023)	6,387,001 Class A ordinary shares.(1)

Exercise Price

Based on the number of Class A ordinary shares outstanding on September 22, 2023, the initial exercise price for each tranche of New Warrants is (i) for the New Tranche 1 Warrants, initially $99.50 per share, (ii) for the New Tranche 2 Warrants, initially $177.37 per share and (iii) for the New Tranche 3 Warrants, $234.85 per share.

To the extent that (x) any of the first tranche of the New Warrants have not been exercised at the time, if ever, when the second tranche equity value hurdle is reached, and (y) any of the first or second tranches of the New Warrants have not been exercised at the time, if ever, when the third tranche equity value hurdle is reached, the exercise price per share of the New Tranche 1 Warrants or New Tranche 2 Warrants, as applicable, will be reduced and the number of underlying Class A ordinary shares issuable upon exercise of the New Tranche 1 Warrants or New Tranche 2 Warrants, as applicable, will be increased to mitigate the dilutive effect of the next tranche of New Warrants becoming exercisable. In particular, based on the number of Class A ordinary shares outstanding on September 22, 2023, (1) if the second tranche equity value hurdle is reached and none of the New Tranche 1 Warrants have been exercised, the New Tranche 1 Warrants would become exercisable for up to 462,298 Class A ordinary shares at an exercise price of $90.85 per share and (2) if the third tranche equity hurdle is reached and none of the New Tranche 1 Warrants and the New Tranche 2 Warrants have been exercised, the New Tranche 1 Warrants would become exercisable for up to 510,961 Class A ordinary shares at an exercise price of $82.20 per share and the New Tranche 2 Warrants would become exercisable for up to 510,961 Class A ordinary shares at an exercise price of $160.48 per share.

(1)

Does not include 2,062,728 (or 20,627 after giving effect to the Reverse Stock Split) Class A ordinary shares issuable upon exercise of the existing warrants issued pursuant to the certain warrant agreement, dated as of October 27, 2020, between Ajax I and Continental Stock Transfer & Trust Company, as amended by the amendment to and assignment of warrant agreement, dated as of August 23, 2021, by and among Ajax I, the Company, Continental Stock Transfer & Trust Company and Equiniti Trust Company (the “Existing Warrants”) or approximately 2,337,545 (or 23,375 after giving effect to the Reverse Stock Split) Class A ordinary shares issuable upon exercise of outstanding share options as of September 22, 2023 (the number of shares issuable upon exercise of outstanding options is an estimate and does not give effect to shares underlying options that may have been forfeited due to employees who have left the Company since June 30, 2023 and did not exercise their vested options within the requisite timeframe post termination).

Expiration	The New Warrants will expire at 5:00 p.m., New York City time, on the fifth yearly anniversary of the date of issuance.

Exercisability	The New Warrants will become exercisable (i) in the case of the New Tranche 1 Warrants, if and when our equity value reaches $525 million, (ii) in the case of the New Tranche 2 Warrants, if and when our equity value reaches $1.025 billion and (iii) in the case of the New Tranche 3 Warrants, when our equity value reaches $1.5 billion.

Anti-Dilution Adjustments	In the event we engage in certain dilutive or concentrative transactions, including share dividends, share splits and consolidations and reclassifications, the exercise price and/or the number of Class A ordinary shares underlying the then-outstanding New Warrants will be proportionately increased or decreased, as applicable.

Dividend policy	We have not paid any cash dividends on our Class A ordinary shares to date and do not intend to pay cash dividends for the foreseeable future. The payment of cash dividends in the future will be dependent upon our revenues and earnings, if any, contractual requirements and general financial condition. The payment of any cash dividends will be within the discretion of our Board at such time. See “Dividend Policy.”

Use of proceeds	We are issuing the New Warrants for no consideration to the Existing Shareholders; therefore, we will not receive any proceeds from the issuance of the New Warrants. However, based on the number of Class A ordinary shares outstanding on September 22, 2023, we would receive up to an aggregate of approximately $250 million from the exercise of the New Warrants, assuming (i) the requisite equity value hurdles with respect to each tranche of the New Warrants is achieved and as a result all New Warrants have become exercisable and (ii) the exercise in full of all the New Warrants for cash at the initial exercise price of each tranche. However, if the New Warrants are all exercised on a cashless basis, we will receive no proceeds from their exercise. Our management will have broad discretion over the use of proceeds, if any, from the exercise of the New Warrants. See “Use of Proceeds.”

Market for our Class A ordinary shares and New Warrants	We do not expect to list the New Warrants on any national securities exchange or any over-the-counter trading platform. Our Class A ordinary shares are listed on the New York Stock Exchange and trade under the symbol “CZOO.”

Risk factors	Investing in our securities involves substantial risks. See “Risk Factors” beginning on page 14 of this prospectus for a description of certain of the risks you should consider before investing in our Class A ordinary shares or New Warrants.

RECENT DEVELOPMENTS

Unaudited Financial Information for the Three Months Ended September 30, 2023

On October 25, 2023, we issued the unaudited financial information described below for the three months ended September 30, 2023. We did not issue full financial statements with footnotes for this period, and the information below has not been audited or reviewed by our independent registered accounting firm. The information set forth below is not necessarily indicative of the results we may achieve in any future periods. For additional information, see “Risk Factors.” You should read this information in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our consolidated audited financial statements and related notes and the other information included elsewhere in this registration statement.

	Three months ended
	September 30, 2023	June 30, 2023	March 31, 2023	September 30, 2022	Change YoY
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Vehicles Sold	12,021	11,538	17,447	23,775	(49)%
Retail	9,525	9,124	13,314	18,889	(50)%
Wholesale	2,496	2,414	4,133	4,886	(49)%
Revenue (£m)[1]	173	171	247	347	(50)%
Retail (£m)[1]	157	155	222	296	(47)%
Wholesale (£m)	15	15	21	34	(56)%
Other (£m)[1]	1	1	4	17	(94)%
Retail GPU (£)[2]	1,470	1,290	980	488	201%
Gross Profit (£m)	11	8	14	10	10%
Gross Margin (%)	6.5%	4.7%	5.8%	3.0%	3.5	ppts
Cash & cash equivalents[3], £m	151	195	215
Self-financed inventory, £m	~35	~35	~60

[1]	“Retail revenue” also comprises ancillary products, including financing and warranty. These amounts were previously included in “Other sales”. “Other sales” comprises revenue from walk-in servicing, subscription services, third-party reconditioning, and the provision of data services. The comparatives for the third quarter ended September 30, 2022 have been restated for consistency.

[2]	Retail GPU (Gross Profit per Unit) is derived from retail and ancillary product revenues, divided by retail units sold (net of returns).

[3]	The cash and cash equivalents balance at March 31, 2023 excludes £6.4 million of cash related to assets held for sale in relation to the announced sale of Cluno, as at this point in time Cazoo had paid for Cluno but the transaction had not yet completed with its balance sheet still being consolidated. The transaction was completed in the second quarter of 2023.

Third Quarter 2023 Financial and Strategic highlights

●	Revenue of £173 million in line with expectations and our focus on unit economics

●	9,525 retail units sold as our fully online proposition continues to resonate with consumers

●	Retail GPU up 14% quarter-over-quarter and 201% year-over-year to £1,470 (Q3 2022: £488)

●	Gross profit of £11 million (September 30, 2022 was £10 million), on higher Retail GPU at a lower volume of units

●	Gross margin of 6.5%, better by 3.5 ppts (September 30, 2022 was 3.0%)

●	Ancillary revenue per retail unit sold at £735, up 29% year-over-year (September 30, 2022 was £568; June 30, 2023 was £848)

●	Finance attachment rate at 49.8% (September 30, 2022 was 43.1%; June 30, 2023 was 53.2%)

●	Ancillary revenue per retail unit sold and finance attachment rate lower quarter-over-quarter as higher interest rates impact consumer confidence

●	Annualized cost savings of £100 million from the restructuring undertaken in the first quarter of 2023 delivered

●	On track to make further £20 million of cash savings identified in the second quarter of 2023

●	Cash & cash equivalents of £151 million as of September 30, 2023 (December 31, 2022: £258 million)

●	Self-financed inventory of approximately £35 million as of September 30, 2023 (December 31, 2022 was approximately £75 million)

SUMMARY CONSOLIDATED FINANCIAL DATA

The following summary consolidated financial data shown below for the years ended December 31, 2022, 2021 and 2020 and as of December 31, 2022 and 2021 is derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated financial data as of December 31, 2020 is derived from our audited consolidated financial statements not included in this prospectus. The summary consolidated financial data as of June 30, 2023 and 2022 and for each of the six-month periods then ended is derived from our unaudited consolidated financial statements included elsewhere in this prospectus. In the opinion of management, the unaudited financial statements reflect all adjustments, which include only normal, recurring adjustments necessary for a fair presentation of such financial data.

The historical financial data presented below is not necessarily indicative of the operating results for any future period. You should read the following financial information in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

(£ ‘000)	Year Ended December 31,			Six Months Ended June 30,
	2022	2021(1)	2020	2023	2022(1)
	(audited)			(unaudited)
Statement of profit or loss data:

Revenue(2)	1,248,591	655,423	162,208	418,562	583,220
Cost of sales	(1,228,324)	(632,114)	(165,082)	(395,779)	(577,547)
Gross profit/(loss)	20,267	23,309	(2,874)	22,783	5,673
Marketing expenses	(62,596)	(63,165)	(36,110)	(18,803)	(37,463)
Selling and distribution expenses	(96,246)	(54,172)	(17,693)	(34,614)	(51,352)
Administrative expenses	(529,907)	(218,855)	(42,358)	(104,661)	(262,235)
Loss from operations	(668,482)	(312,883)	(99,035)	(135,295)	(345,377)
Net finance expense	(51,228)	(4,431)	(812)	(30,338)	(19,594)
Other income and expenses(3)	194,236	(214,140)	—	14,378	157,973
Loss before tax	(525,474)	(531,454)	(99,847)	(151,255)	(206,998)
Tax credit	7,352	2,162	969	—	6,319
Loss for the period from continuing operations	(518,122)	(529,292)	(98,878)	(151,255)	(200,679)
Profit/(loss) after tax from discontinued operations	(185,762)	(14,217)	(3,809)	871	(40,779)
Loss for the period	(703,884)	(543,509)	(102,687)	(150,384)	(241,458)

Statement of financial position data (at end of period):

Property, plant and equipment and right-of-use assets	241,527	273,209	85,934	149,579	362,642
Intangible assets	16,369	261,514	26,660	16,980	195,357
Inventory(4)	232,565	364,585	114,694	130,119	374,462
Other net working capital	(5,442)	8,482	1,300	(18,103)	(23,412)
Cash and cash equivalents	245,879	192,629	243,524	194,578	401,198
Loans and borrowings(5)	(182,197)	(248,653)	(90,203)	(86,475)	(284,560)
Convertible Notes and embedded derivative	(349,040)	—	—	(355,395)	(359,660)
Warrants	(515)	(42,692)	—	(16)	(5,675)
Lease liabilities	(117,460)	(90,400)	(48,048)	(94,028)	(120,959)
Provisions	(35,290)	(7,985)	(3,363)	(15,172)	(15,916)
Assets held for sale	65,805	—	—	—	—
Liabilities directly associated with the assets held for sale(6)	(39,602)	—	—	—	—
Net (liabilities)/assets	72,599	710,689	330,498	(77,933)	523,477

(£ ‘000)	Year Ended December 31,			Six Months Ended June 30,
	2022	2021(1)	2020	2023	2022
	(audited)			(unaudited)
Equity (at end of period):

Share capital, share premium and merger reserve	1,346,526	1,323,475	447,370	1,346,526	1,346,526
Retained earnings	(1,278,799)	(611,209)	(116,872)	(1,427,344)	(825,503)
Foreign currency translation reserve	4,872	(1,577)	—	2,885	2,454
Total equity	72,599	710,689	330,498	(77,933)	523,477

(1)	Data for the year ended December 31, 2021 and the six months ended June 30, 2022 has been restated to show the EU segment as a discontinued operation. We had no operations in mainland Europe in 2020.

(2)	Revenue for the years ended December 31, 2022, 2021 and 2020 excludes £1.9 million, £17.4 million and £nil of sales, respectively, where Cazoo sold vehicles as an agent for third parties and only the net commission received from those sales is recorded within revenue. For the same reason, revenue for the six months ended June 30, 2023 and 2022 excludes £nil and £2.0 million, respectively.

(3)	In the six months ended June 30, 2023 and 2022 and the year ended December 31, 2022, other income and expenses includes fair value movement in the Convertible Notes, embedded derivative, and warrants and foreign exchange movements. For the year ended December 31, 2021, other income and expenses includes a non-cash IFRS 2 expense related to the De-SPAC Transactions, and there were no Convertible Notes, embedded derivatives or warrants issued during this period.

(4)	Inventory consists of vehicles purchased, direct and indirect vehicle reconditioning costs, including parts and labor and inbound transportation costs. Inventory includes vehicles which have been ordered but not delivered which remain in inventory until the revenue is recognized.

(5)	Loans and borrowings comprises stocking loans and facilities used to finance subscription vehicles and transporters.

(6)	The German subscription business, Cluno, was presented as a disposal group held for sale at December 31, 2022.

RISK FACTORS

An investment in our securities involves a high degree of risk. You should carefully consider the risks described below as well as the other information included in this prospectus, including “Cautionary Note Regarding Forward-Looking Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and the related notes thereto included elsewhere in this prospectus, before investing in our securities. Our business, prospects, financial condition, or operating results could be harmed by any of these risks, as well as other risks not currently known to us or that we currently consider immaterial.

Risks Related to our Business and Industry

We will need to raise additional capital to satisfy our liquidity needs going forward, as well as to pursue our business objectives and to capitalize on business opportunities, and there is no assurance that we will be able to raise the necessary capital on terms acceptable to us or at all

In order to execute our business strategy, we have historically relied on outside capital through the issuance of equity and debt, as well as borrowings under financing arrangements (collectively “outside capital”). We will need to raise additional outside capital in order to satisfy our liquidity needs going forward, but there is no guarantee that will be able to raise the necessary capital on terms acceptable to us or at all.

The presence of the following risks and uncertainties associated with our financial condition may adversely affect our ability to raise capital as needed in order to execute our business strategy:

●	As set forth in Note 2.1 of our condensed consolidated interim financial statements included elsewhere herein, we determined that, in a downside scenario, certain inherent uncertainties in forecasting operating performance, including gross profit margin, raise substantial doubt about our ability to continue as a going concern, due to the risk that we may not have had sufficient cash and liquid assets at June 30, 2023 to cover our operating and capital requirements for the period through to August 31, 2024 (see “— Our condensed consolidated interim financial statements include a note regarding substantial doubt about our ability to continue as a going concern”).

●	Since our inception, we have incurred significant losses and used net cash flows from operations, in addition to outside capital, to execute our business strategy and to develop and grow our operations. As of June 30, 2023, we had (i) an accumulated loss of approximately £1,427 million, (ii) cash and cash equivalents of £194.6 million and (iii) unused capacity under our stocking loans and borrowings of £97.6 million. During the six months ended June 30, 2023, we implemented the Revised 2023 Plan (defined below) with a view to maximize our cash runway. However, despite our cash on hand and borrowing capacity, as well as the delivery of a significant reduction in our cash consumption during the six months ended June 30, 2023 as a result of the Revised 2023 Plan, we still anticipate requiring additional outside capital to satisfy our liquidity needs during the course of 2024. See “— We have a history of losses and way may not achieve profitability in the future” and “— As a result of our Revised Business Plans, our current strategy is to focus on the UK market only and to pursue improved unit economics. We may have difficulties implementing our strategy in the UK, which could have a material adverse effect on our business and results of operations.”

●	We expect to continue to be impacted by the challenging UK and global macroeconomic environment, which could adversely impact our ability to sustain revenue growth consistent with the past, or at all, over the next twelve months.

●	If the New Notes are issued, the New Notes Indenture will contain a liquidity covenant set at £50 million, tested quarterly. In order to remain in compliance with this covenant, we may need to raise additional outside capital sooner than anticipated.

Due to the risks and uncertainties described above, we continue to carefully evaluate our liquidity position. In response to the risks and uncertainties described above, as well as additional risks that may materialize going forward, we expect to endeavor to raise additional outside capital during the course of 2024. While we have historically been successful in our ability to secure outside capital, we currently have no firm commitments from prospective sources of additional outside capital. We can provide no assurance that we will be able to secure outside capital in the future or that we will be able to do so on terms that are acceptable to us, or that market conditions will be favorable for capital raising transactions.

In addition to the need to raise additional outside capital to fund our existing operations through 2024 and beyond, we will require additional capital in the medium- and long-term to pursue our business objectives and to capitalize on business opportunities. However, such outside capital may not be available when needed, on terms that are acceptable to us, or at all. The New Notes Indenture will contain negative covenants that will limit the Company’s operations and ability to incur indebtedness, including capital leases of our subsidiaries and secured or unsecured indebtedness, and will include a financial covenant requiring the Company to maintain a minimum amount of liquidity. Any amendment or waiver of these covenants will require the consent of the holders of more than 50% (in some cases, 90%) of the principal amount of the New Notes then outstanding.

Further, any debt financing that we secure in the future could contain additional restrictive covenants that may make it more difficult for us to obtain additional outside capital and to pursue business opportunities. Volatility in the credit markets as well as the inherent risks associated with our business model may also have an adverse effect on our ability to obtain debt or equity financing. If we raise additional funds through further issuances of equity or convertible debt securities, our shareholders could suffer further significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our Class A ordinary shares. If we are unable to obtain adequate financing or financing on terms satisfactory to us when required, our ability to continue as a going concern, to pursue our business objectives and to respond to business opportunities, challenges or unforeseen circumstances could be significantly limited, and this could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our limited operating history makes it difficult to evaluate our current business and future prospects

We first began operations in December 2019 and therefore do not have a long history as a commercial company. Our business has evolved rapidly as we have developed our product offering and brand and we have revised our strategy. Given our limited operating history, it is difficult to predict whether we will be able to maintain or grow our business. We also expect that our business will evolve in ways that may be difficult to predict. Following our launch in December 2019 we began expanding our storage and vehicle preparation centers, the products and services we provide and our digital platform and distribution infrastructure. On June 7, 2022, we announced our business realignment plan, which was designed to de-risk our path to profitability and to maximize our liquidity by right-sizing the business and conserving cash in the short-term, and by focusing on delivering improved and sustainable profit margins (the “Business Realignment Plan”).

On September 8, 2022, following the review of a range of strategic options, we concluded that we would focus exclusively on our core opportunity in the UK, and we completed the winddown of our operations in Europe in May of 2023. On January 18, 2023 we announced our Revised 2023 Plan, which is aimed at improving the unit economics of the business, reducing our fixed costs and further conserving cash, and has resulted in the closure of certain of our vehicle preparation centers, Customer Centers and offices and significant headcount reductions (the “Revised 2023 Plan” and, collectively with the “Business Realignment Plan” and the winddown of the Company’s operations in Europe, the “Revised Business Plans”).

On September 20, 2023, we announced the Transactions, aimed at improving our capital structure, reducing our indebtedness and establishing a platform for future profitability. As a result of the Transactions, we will have a new board of directors, six of whom will be chosen by the holders of the Convertible Notes, and the New Board will have the authority to determine our business strategy and direction going forward. The New Board may take actions with which the Existing Shareholders disagree or which are in conflict with the interests of the Existing Shareholders. In particular, because six members of the New Board will be selected by the holders of Convertible Notes, they might take actions which favor the interests of the holders of the New Notes, who would own 92% of the Class A ordinary shares immediately following the Closing Date, rather than the interests of the Existing Shareholders, subject to the directors’ compliance with their fiduciary duties. For example, under the terms of the Transaction Support Agreement, we will only be required to undertake commercially reasonable efforts to maintain the NYSE listing (or a listing on Nasdaq or other reputable international stock exchange) for our Class A ordinary shares, or to remain registered as an SEC reporting company, for a period of at least six months following execution of the Transaction Support Agreement (and in no event less than three months following the Closing Date); provided that this period will be automatically extended in order to ensure that individuals subject to our insider trading policies and applicable securities laws have at least 30 trading days during which they can trade in Class A ordinary shares in compliance with such policies and securities laws. After this period the New Board will no longer need to consider this covenant when assessing whether to maintain the listing and could seek to delist the Class A ordinary shares and deregister as an SEC reporting company. In addition, the New Board could, in its discretion, cause the business to liquidate completely, which might benefit the holders of New Notes who would be secured by a substantial portion of the Company’s assets. See “— Following the consummation of the Transactions, the Board will be replaced by the New Board, which will consist of seven members, six of whom will be chosen by the holders of the Convertible Notes and one of whom will be chosen by the existing Board. The New Board may have interests different than yours and may take actions with which you may disagree” and the section entitled “Description of the Transactions and the Transaction Agreements.”

The rapid evolution of our business and strategy has exposed and continues to expose us to various costs and risks, including additional administration and operating expenses and risks, potential disruption of our internal operations, additional demands on management time, the introduction of errors or vulnerabilities and other risks and costs of delays. We may not succeed in successfully implementing our strategy or in appropriately mitigating all of these risks. As a result, our operating results are not predictable and we may never achieve profitability or cash-flow break-even.

As a result of our Revised Business Plans, our current strategy is to focus on the UK market only and to pursue improved unit economics. We may have difficulties implementing our strategy in the UK, which could have a material adverse effect on our business and results of operations

On June 7, 2022, we announced the Business Realignment Plan, which was designed to de-risk our path to profitability and to maximize our liquidity. On September 8, 2022, we announced the winddown of operations in mainland Europe and on January 18, 2023, we announced our Revised 2023 Plan which is intended to rapidly improve the unit economics of the business, reduce our fixed costs and further conserve cash. Accordingly, our ability to pursue our development objectives will depend on our successful execution of our strategy in the UK market.

A number of factors may affect the achievement of our strategy, including, among others, the implementation of our Revised Business Plans, demand for our vehicles, our ability to locate suitable inventory, our ability to grow organically, our ability to keep fixed costs at an optimum level, our ability to obtain funding and macroeconomic trends. We may not be able to fulfill our strategy in the near term or at all. We will have to react and adapt to the changing business environment, including the emergence of competitors with digital platforms that are similar to our platform. We may be unable to achieve improved unit economics while maintaining the quality and efficiency of our customers’ car-buying and selling experience. See “— If we are unable to adapt to and satisfy customer demands in a timely and cost-effective manner, our ability to improve our unit economics may suffer” below. In addition, the time required to implement the Revised Business Plans could divert management’s attention from other business concerns.

If we fail to realize our strategic objectives in full or in part and in a timely manner, or if the underlying assumptions on which such objectives are based prove to be incorrect, our ability to improve our unit economics as well as our ability to respond to competitive pressures could suffer, which could have a material adverse effect on our business, financial condition, results of operations and prospects. The Revised Business Plans focus on:

●	reducing our existing employee headcount and slowing the pace of new hiring;

●	lowering our marketing spend;

●	reducing our input costs through lower volumes, lower pricing and early contract exits;

●	rationalizing our vehicle preparation and customer support sites;

●	increasing our focus on driving retail gross profit per unit (“GPU”) growth through more efficient buying, reconditioning and improved vehicle mix;

●	modifying our consumer proposition to drive costs down and improve operating efficiencies; and

●	increasing procurement efficiencies across our entire supply chain to reduce overheads.

The Revised Business Plans, and the Revised 2023 Plan in particular, are based on our current estimates, assumptions and forecasts, which are subject to known and unknown risks and uncertainties, including assumptions regarding cost savings, cash burn rate, improvements in gross profit per unit, customer demand and a reduction in operating expenses. Accordingly, we may not be able to fully realize the benefit of the cost savings and other benefits anticipated from the Revised Business Plans. Additionally, implementation of the Revised Business Plans may be costly and disruptive to our business, the expected costs and charges may be greater than we anticipate, and the estimated cost savings may be lower than we have forecasted. In addition, our initiatives could result in personnel attrition beyond our planned reduction in headcount, which could in turn adversely impact productivity, including through a loss of continuity, loss of accumulated knowledge and/or inefficiency during transitional periods, or our ability to attract highly skilled employees. Unfavorable publicity about us or the Revised Business Plans could result in reputational harm and could diminish confidence in our brand and business model. The Revised Business Plans have required, and may continue to require, a significant amount of management’s and other employees’ time and focus, which may divert attention from effectively operating and growing our business.

We have a history of losses and we may not achieve or maintain profitability in the future

We have not been profitable since we began operations in December 2019 and had an accumulated loss of approximately £1,427 million as of June 30, 2023. Although we intend to reduce operating expenses and take other initiatives through implementation of our Revised Business Plans, we expect to continue to incur losses. These expense reductions, initiatives and further investments may not achieve the anticipated results and as such we cannot guarantee we will become cash-flow breakeven or achieve profit at all in the business generally.

We may continue to incur losses in the future for a number of reasons, some of which are outside of our control, including our inability to reduce costs and increase per unit profitability as contemplated under our Revised Business Plans, slower than anticipated adoption of online channels for car buying, slower than anticipated demand for car purchases and our related products and services, increased competition, weakness in the automotive retail industry generally, our ability to source or finance appropriate inventory, and a decline in global financial conditions that negatively impacts economic activity and employment. We may also encounter unforeseen expenses, difficulties, complications and delays in generating revenues or profitability. If our rate of generating revenues slows beyond what is expected in our business plan, we may not be able to reduce costs further in a timely manner. In addition, if we further reduce variable costs to respond to losses, this may limit our ability to improve unit economics.

Accordingly, we may not achieve or maintain profitability and may continue to incur significant losses in the future, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Furthermore, we plan to continue to closely monitor our cash flows and, if necessary, we may implement certain incremental cost savings to preserve our liquidity beyond those being implemented through the Revised Business Plans. While we currently expect we will be able to generate sufficient liquidity to fund our operations for the twelve months following June 30, 2023, we can provide no assurance we will successfully generate such liquidity, or if necessary, secure additional outside capital or achieve incremental cost savings. See “— We will need to raise additional capital to satisfy our liquidity needs going forward, as well as to pursue our business objectives and to capitalize on business opportunities, and there is no assurance that we will be able to raise the necessary capital on terms acceptable to us or at all.”

As part of our Revised Business Plans we have shifted our focus from maximizing growth to improving our unit economics. No assurance can be given that we will succeed in achieving sustainable improvement in our unit economics

Following our launch in December 2019, we began expanding and we focused on increasing revenue and market share. We are now focused on further improving our unit economics, reducing our fixed cost base and maximizing our cash runway. As a result, our revenues may continue to decline. Under our Revised 2023 Plan, we have reduced the rate of unit sales to focus on improving gross profit per unit and working capital, by among other things, reducing our inventory, lowering our operating expenses, rationalizing our footprint, reducing our headcount and implementing other initiatives. There can be no assurance that this strategy of reducing revenue growth to focus on profitability will be successful. We believe that our ability to improve unit economics will depend, among other factors, on our ability to:

●	improve our inventory sourcing pricing;

●	improve the quality of our vehicle offering, by focusing on a higher-margin mix;

●	acquire sufficient suitable inventory, and effectively and timely recondition suitable inventory at an attractive cost in order to maintain an attractive product mix;

●	improve the attachment rates and profitability of our complementary business lines;

●	improve the efficiency of our logistics network;

●	continue to attract customers to our website;

●	improve our processes and create efficiencies across the business; and

●	develop our offering cost effectively in line with customer demands.

We may not meet these objectives, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our condensed consolidated interim financial statements include a note regarding substantial doubt about our ability to continue as a going concern

As set forth in Note 2.1 of the condensed consolidated interim financial statements included elsewhere herein, we have determined that, in a downside scenario, certain inherent uncertainties in forecasting operating performance, including gross profit margin, raise substantial doubt about our ability to continue as a going concern, due to the risk that we may not have had sufficient cash and liquid assets at June 30, 2023 to cover our operating and capital requirements for the period through to August 31, 2024; and if sufficient cash cannot be obtained, we would have to substantially alter, or possibly even discontinue, operations.

As of June 30, 2023 we had cash and cash equivalents of £194.6 million. We believe that our cash on hand, and available borrowing capacity under stocking loans and borrowings, will be adequate to meet our liquidity requirements for at least the twelve months following June 30, 2023.

We adopted a five-year plan that extends the Revised 2023 Plan through to 2027 (the “Five-Year Plan”). We implemented the Revised 2023 Plan during the six months ended June 30, 2023, and during that time we closed certain of our vehicle preparation centers, Customer Centers and offices and made significant headcount reductions. In accordance with the Revised 2023 Plan, we focused on improving unit economics, reducing our fixed cost base and maximizing our cash runway. The Five-Year Plan includes actions to increase liquidity such as reducing our fixed costs, the sale and leaseback of owned property and a reduction in inventory.

Given the stage of evolution of our Company, there are certain inherent uncertainties in forecasting operating performance, including gross profit margin, as well as cash flows. Our ability to satisfy our current liabilities and maintain daily liquidity is dependent on successful execution of our Five-Year Plan.

We cannot assure you that we will succeed in implementing the Five-Year Plan or that, if implemented, the Five-Year Plan will be successful in improving our unit economics and financial outlook. The identification of a substantial doubt about our ability to continue as a going concern could adversely affect our ability to obtain additional financing on favorable terms, if at all, and may cause investors to have reservations about our long-term prospects and may adversely affect our relationships with suppliers. If we cannot successfully continue as a going concern, our investors may lose a large proportion of or even their entire investment.

We rely, or may rely in the future, on various forms of debt financing to operate our business, including car financing facilities, mortgage debt, capital leases and syndicated loans, and there is no guarantee that such financing will be available in the future on acceptable terms, or at all. In addition, our leverage from any such facilities could adversely impact our business, financial condition and results of operations

As of September 30, 2023, we had approximately £130 million in committed car financing facilities to finance purchases of our inventory with a total of three lenders. Except as noted below regarding our facility with Santander, these facilities have no fixed end date but are subject to periodic review. There are no financial covenants included in these facilities, but certain facilities have triggers to revise the loan-to-value terms if cash falls below a certain level. If availability under these facilities was reduced, we could choose to cash finance inventory in the short-term, or to reduce overall levels of inventory held.

We may in the future seek to extend the maturity of or refinance our existing debt, or incur new debt to, among other things, finance our continuing operations, including our inventory purchases. However, we may be unable to extend these agreements on terms that are acceptable to us, or at all. We have been notified that due to a change in global strategy, Santander is ceasing to provide wholesale stocking loan facilities with effect from January 1, 2024, which is expected to reduce our committed car financing facilities to approximately £105 million. If the other agreements are terminated or expire and are not renewed, or if we are unable to find satisfactory replacements, whether because of our financial and operating performance or for other reasons, our inventory supply may decline, resulting in fewer vehicles available for sale on our website. New funding arrangements may include higher interest rates or other less favorable terms. No assurance can be given that financing will be available in the future on terms acceptable to us, or at all. These financing risks, in addition to rising interest rates and changes in market conditions, if realized, could have a material adverse effect on our business, financial condition, results of operations and prospects.

If we increase our indebtedness, that will pose additional risks to our business. A high degree of leverage could have important consequences to us. For example, it could:

●	increase our vulnerability to adverse economic and industry conditions;

●	require us to dedicate a substantial portion of cash from operations to the payment of debt service, thereby reducing the availability of cash to fund working capital, capital expenditures and other general corporate purposes;

●	limit our ability to obtain additional financing for working capital, capital expenditures, general corporate purposes or acquisitions;

●	place us at a disadvantage compared to our competitors that are less leveraged;

●	limit our flexibility in planning for, or reacting to, changes in our business and in our industry; and

●	make us vulnerable to increases in interest rates.

Adverse developments affecting the financial services industry, such as actual events or concerns involving liquidity, defaults or non-performance by financial institutions or transactional counterparties, could have a material adverse effect on our business and results of operations

Actual events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions, transactional counterparties or other companies in the financial services industry or the financial services industry generally, or concerns or rumors about any such events or other similar risks, have in the past and may in the future lead to market-wide liquidity problems. For example, in March 2023, Silicon Valley Bank was closed by the California Department of Financial Protection and Innovation, which appointed the Federal Deposit Insurance Corporation (the “FDIC”) as receiver, Signature Bank and Silvergate Capital Corp. were each swept into receivership and Credit Suisse and UBS entered into a merger agreement following the intervention of the Swiss Federal Department of Finance, the Swiss National Bank and the Swiss Financial Market Supervisory Authority. In addition, First Republic Bank was seized by the FDIC in April 2023 and sold to J.P. Morgan Chase on May 1, 2023. There can be no assurance that there will not be additional bank failures or issues in the broader financial system, which may have an impact on the broader capital markets and, in turn, our ability to access those markets. In addition, if any parties with whom we conduct business are unable to access funds pursuant to lending arrangements with a closed financial institution, such parties’ ability to pay their obligations to us or to enter into new commercial arrangements requiring additional payments to us could be adversely affected.

We may be unable to generate sufficient cash to fulfill our obligations under our indebtedness, and we may be unable to incur additional indebtedness to fund future needs

As of June 30, 2023, we had indebtedness outstanding with a carrying amount of £441.9 million, which included £82.4 million related to stocking loans, £0.8 million related to facilities for financing subscription vehicles, secured asset financing of £3.4 million and £355.4 million related to the Convertible Notes and embedded derivative. Our interest expense resulting from indebtedness under the Convertible Notes and our loans and borrowings (excluding the discount unwind) was £9.2 million for the six months ended June 30, 2023. We intend to continue to evaluate entering into additional stocking facilities or other loans to finance our inventory.

Our ability to make payments on and refinance our current or future debt will depend on our ability to generate cash in the future from operations, financings or asset sales, and is subject to general economic, financial, competitive, legislative, regulatory and other factors that we cannot control. If our cash flows and capital resources are insufficient to fund our debt service obligations we may be forced to sell assets, seek additional capital or take other disadvantageous actions, including reducing financing in the future for working capital, capital expenditures and other general corporate purposes or dedicating an unsustainable level of our cash flow from operations to the payment of principal and interest on our indebtedness. The lenders or other investors who hold debt that we fail to service or on which we otherwise default could also accelerate amounts due, which could in such an instance potentially trigger a default or acceleration of other debt we may incur. Any refinancing or replacement of our existing debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations. The terms of the New Notes will, and future debt instruments may, restrict us from adopting some of these alternatives.

Our ability to improve the profitability of our complementary service offerings may be limited, which could negatively impact our revenues and financial performance

We may be unable to improve the profitability of our complementary service offerings. We may not successfully demonstrate the value of such products and services to consumers, and our pricing and commission rates may not improve or may deteriorate. A failure to improve the profitability of these products and services over time would compromise our ability to achieve increasing profitability rates generally for the Company’s overall business. Any of these risks, if realized, could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our business is subject to risks related to the larger automotive ecosystem, including consumer demand, the shift to electric vehicles, global supply chain challenges and other macroeconomic issues

Our business may be negatively affected by challenges to the larger automotive ecosystem, including urbanization, global supply chain challenges and other macroeconomic issues. The shift to electric vehicles as a result of government mandates and consumer preferences has been and may continue to be subject to unexpected changes as the market develops. For example, in the first half of 2023, an oversupply of electric vehicles in the market led to lower-than-expected prices for electric vehicles and increased rates of depreciation. New technologies such as autonomous driving software also have the potential to change the dynamics of car ownership in the future. The lingering impacts of COVID-19 continue to constrain the supply of new cars, and continued constraints on the volume of new cars would result in a decline in the supply of used cars over time and could impact pricing of used cars. Increases in gasoline prices may also change consumer behavior in ways that adversely impact us, including by decreasing demand for cars, which could affect our vehicle sales and valuations. In addition, manufacturer recalls are a common occurrence. Recalls and scrutiny surrounding the sale of used vehicles with open safety recalls could adversely affect used vehicle sales or valuations, could cause us to temporarily remove vehicles from inventory, sell affected vehicles at a loss, incur increased costs and could expose us to litigation and adverse publicity related to the sale of recalled vehicles. See “— Our business is sensitive to conditions affecting automotive manufacturers, including manufacturer recalls and potential financial issues” below.

Demand for vehicle purchases may be adversely impacted by international, national and local economic conditions and travel demand. When travel demand or economic conditions weaken, our financial condition and results of operations may be adversely impacted. Consumer purchases of vehicles generally decline during recessionary periods and other periods in which disposable income is adversely affected. Purchases of vehicles may be affected by negative trends in the UK economy and other factors, including rising interest rates, rising vehicle prices, the cost of energy and gasoline, any significant increases in fuel prices, any protracted disruption in fuel supplies or rationing of fuel, the availability and cost of credit, reductions in business and consumer confidence, stock market volatility, increased regulation, increased unemployment and the impact of any recession. See “— Continued downturns in general economic and market conditions and reductions in spending may reduce demand for our products” below.

Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

Continued downturns in general economic and market conditions and reductions in spending may reduce demand for our products

Our revenues, results of operations and cash flows depend on the overall demand for our cars, services and products. Negative conditions in the general economy, including conditions resulting from changes in gross domestic product growth, inflation, rising interest rates, financial and credit market fluctuations, construction slowdowns, energy costs, international trade relations and other geopolitical issues, including those caused or may be caused by the Russia Ukraine conflict, and the availability and cost of credit could cause a decrease in consumer discretionary spending and business investment and diminish growth expectations. Moreover, government consumption or socio-economic policies or objectives could potentially impact the demand for our goods and services.

Global inflation continued to increase during the first half of 2023. The Russia Ukraine conflict and other geopolitical conflicts, as well as the related international response, have exacerbated inflationary pressures, including causing increases in the price for goods and services and global supply chain disruptions, which has resulted and may continue to result in shortages in materials and services. Such shortages have resulted and may continue to result in inflationary cost increases for labor, fuel, materials and services, and could continue to cause costs to increase as well as result in the scarcity of certain materials. We cannot predict any future trends in the rate of inflation or other negative economic factors or associated increases in our operating costs and how any such trends may impact our business. To the extent we are unable to recover higher operating costs resulting from inflation or otherwise mitigate the impact of such costs on our business, our revenues and gross profit per unit could decrease, and our financial condition and results of operations could be adversely affected.

Economic slowdowns in the past have significantly affected the automotive and related markets. Consumer purchases of vehicles generally decline during recessionary periods and other periods in which disposable income is adversely affected. Purchases of vehicles may be affected by negative trends in the UK economy. Periods of deteriorating general economic conditions may result in a significant reduction in car sales, which may negatively affect our profitability and put downward pressure on our product and service prices and volumes. Economic slowdowns may lead to reduced sales of new vehicles, which may in turn reduce the supply of suitable used vehicles.

Downturns in general economic conditions may also materially affect our third-party suppliers. Adverse economic conditions may cause suppliers to be unable to meet their commitments to us, which could limit our ability to purchase or recondition sufficient numbers of cars to meet demand, or our ability to purchase or recondition any cars at all. Our suppliers may also seek to reduce their costs in response to adverse economic conditions, which could reduce the quality of their products or services, which, in turn, could damage our reputation.

Any of these events or occurrences could cause consumer confidence and spending to decrease, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our geographic concentration in the UK creates an exposure to severe weather, the local economy, regional downturns, or catastrophic occurrences in the UK that may materially adversely affect our financial condition and results of operations

As a result of the UK focus of our business, we are subject to risks related to downturns in the economy as well as downturns in the market for our products and services in the UK. In addition, the geographic concentration of our business in the UK exposes us to risks related to regional specific legislation, taxes and disasters such as earthquakes or floods, which could disproportionately affect us and our financial performance. Furthermore, Brexit may continue to lead to uncertainty and potentially divergent national laws and regulations (including financial laws and regulations, tax and free trade agreements, immigration laws and employment laws). As such, the legal, political and economic relationship of the UK with the EU may continue to be a source of instability in international markets, create significant currency fluctuations or otherwise adversely affect trading agreements or similar cross-border cooperation arrangements (whether economic, tax, fiscal, legal, regulatory or otherwise) for the foreseeable future and could adversely affect economic or market conditions in the UK. Any such event or occurrence could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may be unable to attract a sufficient audience to our website in a cost-effective manner

Our success will depend, in part, on our ability to continue to attract users to our website in a cost-effective manner. As part of the Revised 2023 Plan’s focus on maximizing our cash runway, we have lowered our brand marketing and performance marketing spend. As a result, we may not continue to make sufficient investments in our advertising and public relation campaigns to attract an adequate audience to our website. Factors important to attracting the audience to our website and maintaining such audience include our ability to:

●	maintain a convenient and reliable user experience as consumer preferences evolve;

●	develop and manage new and existing technologies and distribution channels, including smartphones and tablets; and

●	maintain awareness of our brand and website through marketing and promotional activities.

In addition, our future success depends, in part, on our ability to provide adequate functionality for visitors who use mobile devices to search for and purchase cars and the number of transactions that are completed by those users. In the six months ended June 30, 2023, approximately 78% of the unique visitors to our website were attributable to mobile devices. This is consistent with prior years. The online market for purchasing vehicles is significantly less developed than the online market for other goods and services such as books, music, travel and other consumer products. If the market for online vehicle transactions does not gain more widespread acceptance, or if we are unable to adequately address our customers’ desire to utilize mobile device technology, our business may suffer. Furthermore, a failure or inability to carry out sustained advertising and promotional expenditures or offer more incentives than we currently anticipate could mean that we are unable to attract consumers to our digital platform or to convert them into purchasing customers. Specific factors that could prevent consumers from purchasing vehicles through our digital platform include a preference for the ability to physically test-drive and examine vehicles, the confidence that can be provided in meeting the person who is selling the car, our ability to provide the same level of website functionality to a mobile device that we provide on a desktop computer, the actual or perceived lack of security of information on a mobile device and possible disruptions of service or connectivity. In addition, we may not continue to innovate and introduce enhanced products that can be suitably conveyed on mobile platforms. Any failure to properly manage these factors could negatively affect our brands and reputation or our ability to attract and retain users.

Our business is dependent upon access to suitable vehicle inventory, including the appropriate inventory mix, for resale to customers. Obstacles to acquiring suitable inventory for resale to customers, whether because of supply, competition, or other factors, could have a material adverse effect on our business, financial condition, results of operations and prospects

We acquire cars for sale through numerous sources, including from used-car auctions, corporate suppliers including vehicle finance, leasing, rental companies and OEMs, as well as directly from consumers. The supply of suitable vehicles may not be sufficient to meet our needs and the vehicles may not be available at prices or on terms acceptable to us. For example, any reduction in the volume of new cars could negatively impact the supply of cars for our business. Although the new car production disruptions caused, among other things, by a global shortage of automobile microchips, have begun to ease, many large OEMs continue to have large order backlogs. This disruption resulted in and could in the future continue to result in a decline in the supply of new vehicles, which has in turn resulted in and could in the future result in a decline in the supply of used vehicles due to a lack of turnover in the automotive retail market. The decline in the supply of new vehicles resulted in used car pricing increasing significantly. In addition, suppliers may also choose to provide our competitors with certain vehicles or may prefer working with our competitors over us, limiting our ability to obtain inventory. Some of these factors could continue in the future. In the six months ended June 30, 2023, we continued to acquire a proportion of our vehicles from consumers through our direct car buying channel, which provides us access to suitable vehicle inventory at attractive commercial rates. However, this channel may not continue to be successful or commercially viable. A reduction in the availability of or access to sources of inventory, whether due to supply chain constraints, geopolitical events, or otherwise, could have a material adverse effect on our business, financial condition, results of operations and prospects.

In addition, the shift to electric vehicles may result in a dislocation in the supply of suitable vehicles in the medium term, as the market for used electric vehicles is more volatile and susceptible to factors not present in the traditional used car market, such as government mandates, electricity prices and the impact of entrants to the electric vehicle market as they attempt to gain market share. In addition, electric vehicles may not achieve wide consumer acceptance as a result of actual or perceived limitations on battery life or other concerns. New technologies, such as autonomous driving software, also have the potential to change the dynamics of car ownership in the future and could reduce the demand for both new and used cars. A decline in the volumes of new cars would result in a decline in the supply of used vehicles over time.

We evaluate thousands of potential cars to purchase daily using proprietary algorithms to determine appropriate appraisals based on a variety of factors including age, condition, consumer desirability and relative value as prospective inventory. Our failure to adjust appraisals to stay in line with broader market trends or failure to recognize those trends, could adversely affect our ability to acquire inventory. In addition, if our appraisals are too high, we may be unable to generate sufficient profit or any profit on the sale of our vehicles. Our ability to source vehicles could also be affected by competition, which may have the effect of increasing prices for and decreasing the availability of used vehicles.

A reduction in the availability of suitable vehicle inventory for any of the above reasons, could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our business is dependent on the image and reputation of our brand

Our financial performance is influenced by the image, perception and recognition of the Cazoo brand. We need to maintain, protect, and enhance our brand in order to attract users to our website and increase their engagement with our website. This, in turn, depends on many factors such as the quality of the vehicles available for sale and the services provided, the level of customer service and advice, the efficiency of our delivery services and our communication activities including advertising, public relations, marketing and our general corporate and market profile. As part of the Revised Business Plans, we have reduced our brand marketing spend and we expect to further reduce our performance marketing spend, and this reduction could impede our ability to maintain user engagement or respond to threats to our reputation. If we fail to maintain the standards on which our reputation is built, or if an event occurs that damages this reputation, such as accidents in or malfunctions related to Cazoo vehicles or services, consumer demand could be adversely affected, which would have a material adverse effect on our business, sales and results of operations. Even the perception of a decrease in the quality of our vehicles, customer service or brand could impact results.

Complaints or negative publicity about our business practices, the quality of our vehicles or services, our marketing and advertising campaigns, compliance with applicable laws and regulations, the integrity of the vehicle data that we provide to users, data privacy, environmental and social aspects of our business, governance, health and safety, driver and vehicle standards, and security issues, and other aspects of our business, especially on blogs, social media websites and our Trustpilot rating, and irrespective of their validity, could diminish customer confidence in our platform and adversely affect the Cazoo brand. The growing use of social media increases the speed with which information and opinions can be shared and thus the speed with which reputation can be affected. While we may choose to engage in marketing campaigns to promote our brands, these efforts may not be successful. Our failure to correct or mitigate misinformation or negative information about us, the vehicles we sell or purchase, our customer experience, or any aspect of our brand, including information spread through social media or traditional media channels, could have a material adverse effect on our business, financial condition, results of operations and prospects.

The success of our business relies heavily on the effectiveness of our marketing and branding efforts, and these efforts may not be successful

We are a consumer brand; we rely heavily on effective marketing and advertising to sustain brand visibility with potential customers. We recorded marketing expenses of £18.8 million in the six months ended June 30, 2023. As part of our Revised Business Plans, we have reduced and intend to continue reducing certain types of brand marketing (such as TV and radio advertisements, and sponsorships) as well as performance marketing spend. This reduction may affect our ability to sustain brand visibility, which could have a negative effect on our business, financial condition, results of operations and prospects.

We are also heavily reliant on our website, which needs to evolve as our business matures. In the future, we may not be able to maintain the level of capital expenditures necessary to support the improvement or upgrading of our website in a timely manner or at all. If we are unable to recover marketing costs through increases in customer traffic and in the number of transactions by users of our platform, or if our broad marketing campaigns are not successful or are terminated, it could have a material adverse effect on our business, financial condition, results of operations and prospects.

We rely on search engines and vehicle listings sites to help drive traffic to our website, and if we fail to appear prominently in the search results or fail to drive traffic through paid advertising, our audience may decline and our business would be adversely affected

We depend in part on search engines and vehicle listings sites to drive traffic to our website. Our ability to maintain and increase the number of visitors directed to our website is not entirely within our control. A significant number of users access our website via links contained in search engines’ “natural” listings (i.e. listings not dependent on advertising or other payments). Search engines typically do not accept payments to rank websites in their natural listings and instead rely on algorithms to determine which websites are included and in what priority to order in the results of a search query. We endeavor to enhance the relevance of our website to common user search queries and thereby improve the rankings of our website in natural listings (a process known as “search engine optimization” or “SEO”). Search engines frequently modify their algorithms and ranking criteria to prevent their natural listings from being manipulated, which could impair our search engine optimization activities, in turn reducing new client acquisition and adversely affecting our operating results.

These algorithms and ranking criteria may be confidential or proprietary information, and we may not have complete information on the methods used to rank our website. If we are unable to quickly recognize and adapt our techniques to such modifications in search engine algorithms or if the effectiveness of our SEO activities is affected for any other reason, we could suffer a significant decrease in traffic to our website. Our website has experienced fluctuations in search result rankings in the past, and we anticipate similar fluctuations in the future.

Our competitors may increase their search engine optimization efforts and outbid us for placement on various vehicle listings sites or search terms on various search engines, resulting in their websites receiving a higher search result page ranking than Cazoo. Search engine providers could also provide automotive dealer and pricing information directly in search results and search engine providers or vehicle listings sites could align with our competitors or choose to develop competing services.

Further, a violation of a search engine’s terms of service may result in a website’s exclusion from that search engine’s natural listings. If a search engine were to modify our terms of service or interpret existing or modified terms of service in a manner such that our SEO practices were deemed to violate such terms, our website could be excluded from the search engine’s natural listings. Such exclusion could significantly affect our ability to direct traffic to our website.

Vehicle listings sites, such as Autotrader.co.uk, also direct users to our website via links from vehicles advertised on their sites. Should a vehicle listing site such as Autotrader cease to promote our vehicles for any reason, it could reduce new client acquisition and adversely affect our operating results.

If search engines modify their algorithms in ways that are detrimental to us, if vehicle listings sites are unwilling to display any or all of our inventory or if they significantly increase the cost of doing so, or if our competitors’ efforts are more successful than us, overall growth in our audience could slow or our customer base could decline.

Further, mobile operating system and web browser providers, such as Google, have announced product changes to limit the ability of advertisers to collect and use data to target and measure advertising. Google intends to further restrict the use of third-party cookies in its Chrome browser in 2024, consistent with similar actions taken by the owners of other browsers, such as Apple in its Safari browser, and Mozilla in its Firefox browser. These changes may reduce our ability to efficiently target and measure advertising, in particular through online social networks, making our advertising less cost effective and successful. Any reduction in the number of users directed to our website through search engines or vehicle listings sites could have an adverse effect on our business, financial condition, results of operations and prospects.

Our business is dependent upon our ability to recondition and sell inventory expeditiously and efficiently

Our purchases of vehicles are based in large part on projected consumer demand. If actual sales are materially less than we forecast, we would experience an over-supply of vehicle inventory. An over-supply of vehicle inventory will generally cause downward pressure on product sales prices and margins and increase our average days to sale. Vehicle inventory represents a significant portion of our total assets, accounting for £130.1 million, or approximately 25% of our total assets, as of June 30, 2023. Having such a large portion of total assets in the form of inventory for an extended period subjects us to depreciation, inflation and other risks that affect our results of operations. Vehicles can depreciate rapidly and therefore a failure to sell our inventory expeditiously or to recondition and deliver vehicles efficiently to customers could adversely impact our gross profit per unit. If we have excess inventory or our average days to sale increases, we may be unable to liquidate such inventory at prices that allow us to meet margin targets or to recover our costs, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Conversely if our customer demand exceeds our capacity to purchase and recondition our used vehicle inventory this could result in lower inventory levels, leading to lower conversion rates. Following the announcement of our Revised 2023 Plan, we have rationalized our footprint, including through reducing the number of vehicle preparation centers we operate. As a result of this reduction, our reconditioning capacity has declined and our operations may experience periods of inefficiency, which could have a negative impact on our gross profit per unit.

Any disruption of our ability to recondition our vehicles in an expeditious and efficient manner could have a material adverse effect on our business, financial condition, results of operations and prospects.

Vehicle retail sales depend heavily on affordable interest rates and availability of credit for vehicle financing and a substantial increase in interest rates could materially and adversely affect our business, prospects, financial condition, results of operations, and cash flows

If interest rates continue to rise, market rates for vehicle financing will generally be expected to rise as well, which may make our vehicles less affordable to customers or steer customers to less expensive vehicles that would be less profitable for us, adversely affecting our financial condition and results of operations. Additionally, if consumer interest rates increase substantially or if financial service providers tighten lending standards or restrict their lending to certain classes of credit, customers may not desire or be able to obtain financing to purchase our vehicles. As a result, a substantial increase in customer interest rates or tightening of lending standards could have a material adverse effect on our business, financial condition, results of operations, and prospects.

Our business is sensitive to changes in the prices of new and used vehicles

Any significant changes in retail prices for new or used vehicles could have a material adverse effect on our revenues and results of operations. For example, an overall increase in prices for used vehicles may make it difficult for certain customers to afford to purchase a vehicle. Similarly, if retail prices for used vehicles rise relative to retail prices for new vehicles, it could make buying new vehicles more attractive to our customers than buying used vehicles, which could result in reduced used-car sales and lower revenues. Manufacturer incentives could contribute to narrowing the price gap between new and used vehicles. In addition, supply chain issues impacted new vehicle production throughout 2022 and may continue in the future. See “— Our business is subject to risks related to the larger automotive ecosystem, including consumer demand, the shift to electric vehicles, global supply chain challenges and other macroeconomic issues.” As a result of these factors, automotive vehicle pricing and demand continues to be difficult to predict, which could have an adverse effect on our business, financial condition, results of operations and prospects.

Used vehicle prices may also decline for a variety of reasons including an increase in supply due to an increased number of new vehicle lease returns over the next several years. While lower used vehicle prices reduce the cost of acquiring new inventory, lower prices could also lead to reductions in the value of inventory we currently hold, which could result in impairments to our assets and have a negative impact on gross profit. Furthermore, any significant changes in wholesale prices for used vehicles could have a material adverse effect on our business, financial condition, results of operations and prospects.

If we are unable to adapt to and satisfy customer demands in a timely and cost-effective manner, our ability to improve our unit economics may suffer

The success of our business depends in part on effectively managing and maintaining sales of our vehicle inventory and related products and services, and providing customers with a car buying experience that meets or exceeds their expectations. If for any reason we are unable to do so in a timely and cost-effective manner, this could have a material adverse effect on our business, financial condition, results of operations and prospects.

If our products and services do not meet expected performance or quality standards, including with respect to customer safety and satisfaction, this could adversely affect consumer demand. In addition, the volume of customer service requests before and after delivery limits our service capacity and may prevent us from retailing service plans to customers effectively. The changes to our footprint and headcount undertaken as part of the Revised 2023 Plan may negatively impact our ability to serve customers while maintaining the quality and efficiency of our customers’ car-buying experience. If the demand for our used cars exceeds our ability to recondition cars, we may be unable to meet customer demand and may have to decrease our range of brands and models for sale. This could adversely impact our reputation, customer demand for our vehicles and our competitive position.

If we cannot maintain the quality and efficiency of our customers’ car-buying experience or the quality of the vehicles we sell, this could have a material adverse effect on our business, financial condition, results of operations and prospects.

The disposals resulting from the winddown in Europe and other strategic decisions that we may take could have a negative effect on our results of operations

We may divest assets or otherwise discontinue businesses that are no longer a part of our strategy. For example, on September 8, 2022, we announced a plan to wind down our operations in Europe, and we completed the winddown in May 2023. Divestitures or other similar strategic endeavors require a significant investment of time and resources, may disrupt our business and distract management from other responsibilities and may result in losses on the disposition or continued financial involvement in the divested business, including through indemnification or other financial arrangements, for a period following the transaction, which could adversely affect our business, results of operations or financial condition.

An impairment of our goodwill and other indefinite-lived intangible assets could have a material impact on our results of operations

On an annual basis as of December 31, and at interim periods when circumstances require as a result of a triggering event, we test the recoverability of our goodwill and indefinite-lived intangible assets by performing an impairment analysis. The value in use calculation involves judgment and estimates, including projected revenues, projected cash flows, long-term growth rates, and discount rates. A significant decline in any of the items used to determine the recoverable amount, as well as other triggering events, could result in a material impairment charge. For details of our annual impairment testing, see Note 16 of the audited consolidated financial statements included elsewhere in this prospectus.

We operate in a competitive industry. Increased competition in online car sales could increase our marketing costs and affect our business, results of operations and prospects

The car retail market is highly competitive with respect to price, quality, service, location and vehicle offering. Our current and future competitors may include:

●	online retailers, car supermarkets, and traditional dealers who could increase their investment in technology and infrastructure to compete directly with our online retail model;

●	search engines and vehicle listings sites and new entrants that could change their models to directly compete with us, such as Google, Amazon and AutoTrader.co.uk and Motors.co.uk; and

●	OEMs that could change their sales models through technology and infrastructure investments and enter into the online retail sales market themselves.

We also expect that new competitors will continue to enter the online and traditional automotive retail industry with competing brands, business models, products, and services, which could have an adverse effect on our business, financial condition, results of operations and prospects. Our competitors may also develop and market new technologies that render our existing or future business model, products and services less competitive, undesirable or obsolete. In addition, if our competitors develop business models, products or services with similar or superior functionality to our solutions or broader in range than those we provide customers with or with more competitive pricing, this may adversely impact our business and prospects.

Our current and potential competitors may have significantly greater financial, technical, marketing, infrastructure and other resources than we have, and an ability to devote greater resources to the development, promotion and support of their products and services. Additionally, they may have more extensive automotive industry relationships, longer operating histories and greater name recognition than us. As a result, these competitors may be able to adapt more quickly, develop new technologies faster and undertake more extensive marketing or promotional campaigns. Furthermore, the closures of a number of our vehicle preparation centers and Customer Centers following the announcement of our Revised 2023 Plan could limit our access to certain markets and impair our ability to compete effectively. In addition, if one or more of our competitors were to merge or partner with another of our competitors, the change in the competitive landscape could adversely affect our ability to compete effectively. If we are unable to compete with these competitors, the demand for our cars, products and services could substantially decline.

We may not be able to compete successfully against current or future competitors, and competitive pressures could have a material adverse effect on our business, financial condition, results of operations and prospects.

Loss of, or disruption to, our Customer Centers or vehicle preparation centers could have a material adverse effect on our business, financial condition, results of operations and prospects

Following the announcement of the Revised 2023 Plan, we have rationalized our footprint and operate seven Customer Centers and four vehicle preparation centers, one of which handles vehicles for our Wholesale channel, in the UK as of June 30, 2023. We store our sale-ready inventory at and deliver vehicles from these locations. Our ability to deliver vehicles to customers is dependent on our operational infrastructure, particularly the efficient functioning of our Customer Centers and vehicle preparation centers as well as the services of third-party providers of vehicle reconditioning. Customer and vehicle preparation centers rely on inventory management and logistics technology. If this technology fails to operate correctly it could result in an interruption to or a significant diminishment in our ability to function until the technology is restored to working order, which could result in delays in deliveries to our customers, damage to our reputation and potentially a loss of customers or sales.

Our Customer Centers also provide support in organizing deliveries, managing servicing, MOTs and repairs, dealing with insurance and warranty claims and answering general queries, and vehicle preparation centers are used to recondition used cars prior to sale. If one or more of these Customer Centers or vehicle preparation centers were to suffer an interruption to their operations, we may have difficulty in replicating their services at one of our other centers. Such an interruption could have a substantial impact on our ability to recondition vehicles to our quality standards, fulfill customer orders or address our customers’ needs, which could result in damage to our reputation and potentially a loss of customers or sales.

Although we have established business continuity procedures designed to minimize the impact of any such disruption, including work from home procedures where necessary, those procedures may not be adequate or effective. We maintain insurance to cover material exposures and business interruption; however, the insurance coverage may not be sufficient and insurance proceeds may not be paid on a timely basis to us if any of our Customer Centers or vehicle preparation centers are unavailable for any extended period of time. As a result, any loss of or disruption to any of our Customer Centers or vehicle preparation centers may have a material adverse effect on our business, financial condition, results of operations and prospects.

We rely on key third-party suppliers for outsourced services to us as well as for value-added products to our customers, and we cannot control the quality or fulfilment of these products

Our operations are subject to a number of risks related to our reliance on key third-party suppliers, some of which are outside of our control, including: failure of a supplier to provide the required level of service or to comply with the terms of an agreement with us; interruption of operations or increased costs in the event that a supplier ceases its business due to insolvency or other unforeseen circumstances; failure of a supplier to comply with applicable legal and regulatory requirements or our policies; loss of confidence by suppliers in us as a result of the recent changes to our business; and difficulty in managing the workforce, labor unrest or other employment issues. This in turn, may affect our relationships with our customers and damage our reputation. In addition, we may incur liability to third parties as a result of the actions of our suppliers.

Outsourced services may cease to be provided, for example due to a contract period expiring or a contract being terminated, and there can be no guarantee that the chosen suppliers will be able to provide the functions for which they have been contracted. Although we may replace suppliers or decide to perform functions ourselves, we cannot ensure that such substitution can be accomplished in a timely fashion or without significant costs or disruption to our operations. Any failure of third-party suppliers to deliver the contracted services could have a material adverse effect on our business, financial condition, results of operations and prospects, particularly if a disruption occurs during peak trading periods.

We also offer value-added products to our customers through third-party service providers. As we utilize third-party service providers, we cannot control all of the factors that might affect the quality and fulfilment of these services and products, including (i) lack of day-to-day control over the activities of third-party service providers, (ii) that such service providers may not fulfil their obligations to us or our customers or may otherwise fail to meet expectations and (iii) that such service providers may terminate their arrangements with us on limited or no notice or may change the terms of these arrangements in a manner unfavorable to us or our customers for reasons outside of our control. Such providers also are subject to local and national regulations and any failure by such third-party service providers to comply with applicable legal requirements could cause us financial or reputational harm.

In addition, we rely on third-party lenders to finance our customers’ vehicle purchases. To the extent that our finance customers have a higher-than-expected default rate, this may affect our ability to agree on customer financing with third-party lenders on acceptable terms or at all. Moreover, we receive commissions and fees from these third-party service providers in connection with finance, service and insurance products purchased by our customers. A portion of the commissions and fees we receive on such products is subject to chargebacks in the event of early termination, default or prepayment of the contracts by end-customers, which could have an adverse effect on our business, financial condition, results of operations and prospects.

Our revenues and results of operations are partially dependent on the actions of these third parties. If one or more of these third-party service providers cease to provide these services or products to our customers, tighten their credit standards or otherwise provide services to fewer customers or are no longer able to provide them on competitive terms, any of these could have a material adverse effect on our business, revenues and results of operations. If we are unable to replace the current third-party providers upon the occurrence of one or more of the foregoing events, it could have a material adverse effect on our business, financial condition, results of operations and prospects. In addition, disagreements with such third-party service providers could require or result in costly and time-consuming litigation or arbitration.

We rely on our own logistics to transport our vehicle inventory. Thus, we are subject to business risks and costs associated with the transportation industry

We rely on our own logistics to transport vehicles from the site of purchase to vehicle preparation centers, then to our Customer Centers and/or then directly to our customers. As a result, we are exposed to risks associated with transportation, such as weather, traffic patterns, gasoline prices, cost inflation, supply chain delays, labor shortages at transportation providers and warehouses, recalls affecting our vehicle fleet, local and national regulations, insufficient internal capacity, rising prices of external transportation vendors, taxes, license and registration fees, insurance premiums, difficulty in recruiting and retaining qualified drivers, disruption of our technology systems and increasing equipment and operational costs. In addition, events related to political instability, or threatened or actual acts of terrorism and security concerns, may pose challenges to our logistics and fulfilment processes.

Our transportation costs may increase as carriers have increased prices. We are also exposed to the risks of vehicular crashes, which may result in serious injury to or loss of life of an employee or third party. Our failure to successfully manage our logistics and fulfilment process could cause a disruption in our inventory supply chain and distribution, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

As part of our Revised 2023 Plan, we announced the intention to make our logistics networks more efficient through the closure of certain of our vehicle preparation and Customer Centers and further headcount reductions. As part of this we have reduced the number of vehicle preparation centers we operate to four and the number of Customer Centers we operate to seven. There can be no guarantee that these closures, reduced headcount and transport divestitures will lead to the desired efficiencies or reduced operating costs.

Our business is sensitive to conditions affecting automotive manufacturers, including manufacturer recalls and potential financial issues

Adverse conditions affecting one or more automotive manufacturers, including financial issues, could have a material adverse effect on our business, financial condition, results of operations and prospects and could impact the supply of vehicles. Manufacturer recalls are a common occurrence that have accelerated in frequency and scope in recent years. Recalls and the increased regulatory scrutiny surrounding selling used vehicles with open safety recalls could adversely affect used vehicle sales or valuations, could cause us to temporarily remove vehicles from inventory, could force us to incur increased costs and could expose us to litigation and adverse publicity related to the sale of recalled vehicles, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Vehicles in our inventory may be stolen, damaged or destroyed before they can be sold

Vehicles in our inventory comprise a large share of our total assets. As of June 30, 2023, the value of our overall inventory amounted to £130.1 million. Given the size of this inventory, we require significant space to store our cars. To this end, we have in the past, and may in the future, enter into short-term agreements with third-party logistics partners to handle the storage of some of our cars. We have limited control over the third-party partners and cannot guarantee that cars in our inventory will be properly protected (e.g., against theft or vandalism).

In addition, given that our cars are typically stored in unroofed parking lots, force majeure events such as flooding, fires or hail may affect a large number of our cars. This type of parking lot also has an increased risk of theft or vandalism. Furthermore, electric vehicles in our inventory have in the past and could in the future catch fire and cause damage to surrounding inventory. While we take measures to minimize these risks, such events may cause us to incur large, uninsured damages, deprive us of a significant portion of our inventory and reduce customer satisfaction if we cannot deliver sold cars. While we carry insurance for our vehicles, the insurance coverage may not be sufficient.

Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

Fraudulent behavior of sellers or purchasers of our cars or an inability to correctly assess their creditworthiness may adversely affect our business

We source a large number of used cars. While we run provenance checks on the vehicles we purchase, we have in the past, and may in the future, purchase cars that have been stolen, altered, sourced from salvage or sold with outstanding finance attached. Criminals attempting fraudulent sales tend to be sophisticated, presenting us with fake identities, forged car documentation (e.g., a fake registration document and vehicle registration, or obtaining such documentation by submitting false information to the relevant governmental agencies) or altered vehicles (e.g. by changing the odometer reading). Buying stolen or altered cars or cars with outstanding finance may result in writing down the vehicle and selling it at a loss, increased legal fees and expenses, fines and increased insurance costs. Any of the foregoing could have an adverse effect on our brand, reputation and ability to attract customers.

When deciding whether to provide financing services to consumers, we assess their creditworthiness by relying, among other things, on the assessments of third-party credit agencies. There is, however, no guarantee that the systems of these agencies will function properly or that there are no gaps or errors in their assessment. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may experience significant returns of cars sold

Our terms and conditions give consumers who purchase cars the right to return such cars within a period of seven days from delivery and to receive full refunds, assuming they have driven no more than a stated maximum amount of miles and provided the car is undamaged. Furthermore, as an online seller we are required to offer returns in the first 14 days from delivery. In the six months ended June 30, 2023, the return rate for cars sold amounted to 8.1%. Returning cars is more cost-intensive than returns for other goods sold online due to the size and weight of vehicles. If we face high levels of returns (e.g., due to customers being dissatisfied with their car or customer service) we may incur significant costs, including costs in relation to handling such returns, as well as further complications to our operations.

In addition, we typically purchase cars ‘as is’ based on the details provided and we assume responsibility for any defects these cars may have, assuming they were not previously disclosed by the seller. Defects in purchased vehicles can lead to increased reconditioning costs and reduced flow through our vehicle preparation centers, which can impact the number of cars available for sale. We also sell cars through our wholesale channel and, in the case where these cars have defects that have not been disclosed, we may be required to compensate the purchaser or take back the deficient vehicle, which may result in significant transport costs, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may experience seasonal and other fluctuations in our operating results, which may not fully reflect the underlying performance of our business

We expect our results of operations, including revenues and profitability, if any, and cash flow to vary in the future based in part on, among other things, consumers’ car-buying patterns. Industry vehicle sales exhibit seasonality with sales peaking late in the first calendar quarter and diminishing through the rest of the year, with the lowest relative level of industry vehicle sales expected to occur in the fourth calendar quarter. Due to the rapid changes we have undergone during our limited operating history, our sales patterns to date have not reflected the general seasonality of the automotive industry, but we expect this to change once our business and markets mature. Used vehicle prices also exhibit seasonality, with used vehicles depreciating at a faster rate in the last two quarters of each year and a slower rate in the first two quarters of each year. In the future, this may result in a gross profit per unit higher on average in the first half of the year than in the second half of the year.

In addition, a significant portion of our expenses are fixed and do not vary proportionately with fluctuations in revenues. If sales during peak seasons are significantly lower than expected for any reason, we may be unable to adjust our expenses in a timely manner and may be left with a substantial amount of unsold inventory which may be difficult to liquidate and the value of which may depreciate. At the same time, if we fail to obtain sufficient inventory of appropriate vehicles, we may not have an adequate supply of products to meet consumer demand. We may also experience fluctuations in our operating results due to the implementation of our Revised Business Plans.

We are highly dependent on our senior management team and other highly skilled personnel. Changes in our management team following the consummation of the Transactions, and difficulties in attracting or retaining highly qualified personnel, may adversely and materially affect our ability to successfully implement our business strategy

Our performance depends significantly on the efforts and abilities of our key senior management. Following the consummation of the Transactions there may be changes in our senior management team resulting from the hiring or departure of executives, which could disrupt our business. Our senior management have substantial experience and expertise and have made significant contributions to our continuing growth and success. The loss of any members of the senior management or other key employees without the prompt addition of appropriate replacements could have a material adverse effect on our business, financial condition, results of operations and prospects. We may be unable to find appropriate replacements in a timely manner or the replacements, once appointed, may not perform as effectively as expected.

In addition, our results of operations and success depend on our ability to attract and retain effective personnel throughout our organization. We may not continue to be able to retain or attract a sufficient number of skilled personnel, including within the commercial, car reconditioning, sales and marketing, software engineering, data and IT teams, on attractive terms or at all. In light of the Transactions, our reductions in headcount as part of the Revised 2023 Plan and other cost-saving initiatives, we may find it difficult to prevent attrition beyond our planned reduction in headcount, and to attract personnel in the future. In addition, volatility or lack of performance in the market price of our Class A ordinary shares may affect our ability to attract and retain replacements should key personnel depart. Any inability to recruit, train or retain such personnel could hinder our ability to successfully operate our business and to meet business objectives and timelines, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

A significant element of our business strategy is controlling expenses and efficiently managing our operations. We may experience difficulties in achieving these goals as a result of, among other things, difficulties in hiring or retaining qualified employees, significant turnover in senior management, labor shortages, or increased labor costs.

We are exposed to risks in connection with product-related warranties as well as the provision of services, which may be costly

We provide a free 90-day warranty and offer extended warranty, insurance and service plans to our customers. There is a risk that, relative to the warranties and insurance and service plans provided, the calculated product prices and the provisions for our warranty and insurance and service risks have been set, or will in the future be set, too low. There is also a risk that we may be required to extend the applicable warranty period originally granted or to provide services as a courtesy or for reasons of reputation where we are not legally obliged to do so, and for which we will generally not be able to assert claims in recourse against suppliers or insurers. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

We will need to continue to improve the capacity, speed, integration and automation of our reporting systems and operational processes as we rationalize our operations

The rapid development of our business has placed, and may continue to place, significant demands on our management and operational infrastructure. As a part of our ongoing obligations as a public company, we will need to continue to improve the capacity, speed, integration and automation of our reporting systems and operational processes. See “— Because we have historically operated as a private company, we have limited experience complying with public company obligations and fulfilling these obligations is expensive and time consuming and may divert management’s attention from the day-to-day operation of our business” below.

Our future development could also strain our ability to maintain reliable service levels for our users and inhibit our ability to develop and improve our operational, financial, and management controls, enhance our reporting systems and procedures, and recruit, train and retain highly skilled personnel.

If we fail to achieve the necessary level of efficiency in our organization, or to improve the capacity, speed, integration and automation of our reporting systems, our business, financial condition, results of operations or prospects could be materially adversely affected.

Cyber breaches caused by malicious hacking could jeopardize the integrity of our IT systems and the security of our data

The rise in cyber- and data-related crime presents a significant challenge in terms of securing data and systems against attack. The growth in online access throughout the retail landscape increases our exposure to potential cyber threats. Our systems, website, mobile applications, data (wherever stored), software or networks, and those of third parties, may be vulnerable to security breaches, including unauthorized access (from within our organization or by third parties), computer viruses or other malicious code and other cyber threats that could have a security impact. We and third parties may not be able to anticipate evolving techniques used to effect security breaches (which change frequently and may not be known until launched), or prevent attacks by hackers, including phishing, ransomware attacks or other cyber-attacks, or prevent breaches due to employee error or malfeasance, in a timely manner, or at all. Cyber-attacks have become far more prevalent in recent years, leading potentially to unauthorized access to, misuse or disclosure of, unavailability of, or the theft or manipulation of confidential and proprietary information or loss of access to, or destruction of, data on our or third-party systems, as well as interruptions or malfunctions in our or third-parties’ operations. See “— Failure to safeguard our customer and other personal data may result in reputational damage, financial penalties, claims from individuals and litigation, and decrease in revenues” below.

Attacks on our information technology networks may increase in the future. We and our suppliers are at a risk of suffering materially from such attacks and breaches, which could adversely affect our ability to process customer and consumer transactions and manage inventories, result in us incurring significant additional costs to modify our protective measures or to investigate and remediate vulnerabilities, and result in significant losses, reputational harm, competitive disadvantage and sometimes physical damage. We may also be subject to related litigation and financial losses that are either not insured against or not fully covered through our insurance policies, as well as being obliged to incur costs through a need to engage third-party experts, advisers and consultants. We may also be subject to regulatory intervention, significant regulatory fines and sanctions, particularly as a result of the increasing regulatory focus on promoting the protection of customer information and the integrity of information technology systems.

We have security measures in place to safeguard customer information and have invested in cyber security and added additional controls but still may suffer a major loss or unavailability of customer, employee or other personal data, or other business sensitive data, due to inadequate or failed processes or systems, human error, employee misconduct, catastrophic events, external or internal security breaches, acts of vandalism, computer viruses, malware, ransomware, misplaced or lost data, or other events that could disrupt our normal operating procedures and have a material adverse effect on our business, financial condition, results of operations and prospects. In addition, with the rise in remote working as a response to and following the COVID-19 pandemic, the risk of one of our employees intentionally or inadvertently compromising our systems or misusing data or confidential information has grown.

A significant disruption in service of our website and information technology systems could result in a disruption in our business and could have a material adverse effect on our results of operations

Our brand, reputation and ability to attract customers and generate revenues depend on the reliable performance of our website and supporting systems, technology and infrastructure. Our services are accessed by a large number of users, often at the same time, and as user traffic increases, we may not be able to scale our technology to accommodate increased capacity requirements, which may result in interruptions or delays in service. We have experienced minor interruptions in our systems in the past, including server failures, that temporarily slowed the performance of our website and we may experience interruptions in the future. Notwithstanding efforts to prevent website or IT failure or disruption, including established disaster recovery plans, interruptions in these systems, whether due to system failures, programming or configuration errors, computer viruses, malware, cyber-attacks, power outages, physical or electronic break-ins, fire, telecommunications failures, floods or other malfunctions and disruptions, could affect the availability of inventory on our website and prevent or inhibit the ability of customers to access our website. Problems with the reliability or security of our systems could harm our reputation, prevent us from making sales, result in a loss of customers as well as result in additional costs.

In addition, problems faced by our third-party web-hosting providers, including Amazon Web Services, could adversely affect the experience of our customers. For example, our third-party web-hosting providers could close their facilities without adequate notice or suffer interruptions in service caused by cyber-attacks, natural disasters or other phenomena. Any financial difficulties, up to and including bankruptcy, faced by our third-party web-hosting providers or any of the service providers with whom they contract may have negative effects on our business, the nature and extent of which are difficult to predict. We may not be able to find a replacement provider within a timely manner or on commercially favorable terms, which may result in reduced revenues and profitability, deteriorating cash flow and reduced market share. In addition, if our third-party web-hosting providers are unable to keep up with our growing capacity needs, our business could be harmed.

In the future, we may not be able to maintain the level of capital expenditures necessary to support the improvement or upgrading of our IT infrastructure. Any failure to effectively maintain, improve or upgrade our IT infrastructure and management information systems in a timely manner or at all could have a material adverse effect on our business, financial condition, results of operations or prospects.

Our business relies on e-mail and other messaging services, and any restrictions on the sending of e-mails or messages or an inability to timely deliver such communications could materially and adversely affect our business, financial condition and results of operations

We use e-mail and other messaging services both for internal employee communication purposes and as a free marketing tool to promote our services and website to customers. Promotions offered through e-mail and other messages we send are an important part of our marketing strategy. We provide e-mails to customers and other visitors informing them of the convenience and value of using our platform, as well as updates on orders placed, new inventory and price updates on listed inventory, and we believe these e-mails, coupled with our general marketing efforts, are an important part of the customer experience and help generate revenues. If we are unable to successfully deliver e-mails or other messages to our employees and customers, or if customers decline to consent or to open our e-mails or other messages, our revenues could be materially and adversely affected. In addition, our e-mails may be shown as “spam” or given a lower priority, which could reduce the likelihood of customers opening or responding positively to them. Actions by third parties to block, impose restrictions on, or charge for the delivery of, e-mails and other messages, as well as legal or regulatory changes limiting our right to send such messages or imposing additional requirements, could impair our ability to communicate with customers.

We also rely on social networking messaging services to send communications and to encourage customers to send communications. Social networks are important as a source of new clients and as a means by which to connect with current clients, and their importance may be increasing. We may be unable to effectively maintain a presence within these networks, which could lead to lower than anticipated brand affinity and awareness, and in turn could adversely affect our operating results. Additionally, changes to the terms of these social networking services to limit promotional communications, any restrictions that would limit our ability or customers’ ability to send communications through their services, disruptions or downtime experienced by these social networking services or decline in the use of or engagement with social networking services by customers and potential customers could materially and adversely affect our business, financial condition, results of operations or prospects. If we are not able to use unpaid marketing tools in the form of e-mails or other messages efficiently, this could impair our marketing efforts or make them more expensive if we have to increase spending on paid marketing channels.

Furthermore, malfunctions of our e-mail and messaging services could result in erroneous messages being sent and customers no longer wanting to receive any messages from us. In addition, our process to obtain consent from visitors to our website and mobile application to receive newsletters and other messages from us and to allow us to use their data may be insufficient or invalid. As a result, such individuals or third parties may accuse us of sending unsolicited advertisements and other messages, which could result in regulatory investigations and/or claims.

Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

We are subject to risks related to online payment methods

We accept payments for our vehicles through a variety of methods, including credit card, debit card and bank transfers. As we offer new payment options to customers, we may be subject to additional regulations, compliance requirements, fraudulent activity and financial crime. For certain payment methods, including credit and debit cards, we pay interchange and other fees, which may increase over time and raise our operating costs. We are also subject to payment card association operating rules and certification requirements, including the Payment Card Industry Data Security Standard and rules governing electronic funds transfers, which could change or be reinterpreted to make it difficult or impossible for us to comply. As our business changes and we enter new markets, we also may be subject to different rules under existing standards, which may require new assessments that involve costs above what we currently pay for compliance. Consumer practices, preferences and norms for payment mechanisms may also vary to a significant degree across different markets, thereby limiting the range of online payment options we are able to offer or deploy. If we fail to comply with the rules or requirements of any provider of a payment method we accept, if the volume of fraud in our transactions limits or terminates our rights to use payment methods we currently accept, or if a data breach occurs relating to our payment systems, we may, among other things, be subject to fines or higher transaction fees and may lose, or face restrictions placed upon, our ability to accept credit card and debit card payments from customers or facilitate other types of online payments. If any of these events were to occur, this could have a material adverse effect on our business, financial condition, results of operations and prospects.

We occasionally receive orders placed with fraudulent credit card data, including stolen credit card numbers, or from clients who have closed bank accounts or who have insufficient funds in open bank accounts to satisfy payment obligations. We may suffer losses as a result of orders placed with fraudulent credit card data even if the associated financial institution approved payment of the orders. Under current credit card practices, we may be liable for fraudulent credit card transactions. If we are unable to detect or control credit card or other fraud, our liability for these transactions could be substantial.

Further, we may become subject to changing payment regulations and requirements that could potentially affect the compliance of our current payment processes and increase the operational costs we incur to support payments. Any noncompliance by us in relation to global laws and regulations that govern payment methods, or any alleged noncompliance, could result in reputational damage, litigation, increased costs or liabilities, or require us to stop offering payment services in certain markets.

Failure to safeguard our customer and other personal data may result in reputational damage, financial penalties, claims from individuals and litigation, and decrease in revenues

We collect, store and use data in our operations that may be protected by data protection and privacy laws. We have taken steps to comply with the General Data Protection Regulation (Regulation (EU) 2016/679) (“GDPR”) and the GDPR as it forms part of the law of the United Kingdom by virtue of the European Union (Withdrawal) Act 2018 and relevant statutory instruments (the “UK GDPR”). Such laws govern our ability to collect, use and transfer personal data, including relating to our customers and business partners, as well as any such data relating to our employees and others. We routinely transmit and receive personal, proprietary and confidential information (including debit and/or credit card details of our customers) by electronic means and therefore rely on the secure processing, storage and transmission of such information in line with regulatory requirements (including Payment Card Industry — Data Security Standards). Therefore, we are exposed to the risk that such data could be wrongfully appropriated, lost or disclosed, damaged or processed in breach of privacy or data protection laws. Failure to comply with the UK GDPR and other applicable data protection laws may result in reputational damage, financial penalties and fines, claims from individuals and litigation, and loss of competitive advantage. For example, breaches of the UK GDPR can each result in fines of up to 4% of annual global turnover.

In addition, we work with third-party service providers that process personal data on our behalf. There is a risk that those service providers may not fully comply with the relevant contractual data processing terms and all data protection obligations imposed on them (including by applicable law). Any failure by such third-party service providers to maintain and protect customer or other personal data could affect the quality of our services, compromise the confidentiality of our customer and other data or cause service interruptions. Such a failure may also result in the imposition of fines and other penalties and could lead to litigation that may result in our being ordered to pay damages and other costs and, as a result, could have a material adverse effect on our business, financial condition, results of operations and prospects.

We also use cookies and similar technologies on our website including to allow our website to work, to analyze and improve our website, to personalize customers’ experiences and to market products to users through advertisements. In recent years, regulators in the UK have expressed increased concern over the use of third-party cookies and similar technologies including for online behavioral advertising and laws in this area are also subject to reform. Privacy and Electronic Communications Regulations require us to obtain informed consent for the placement of a cookie on a customer’s device for certain purposes, and the UK GDPR also imposes additional conditions in relation to that consent, such as a prohibition on pre-checked consents except under certain circumstances.

We may not succeed in adequately protecting our intellectual property and know-how

We rely on a combination of trademark registrations, domain name registrations, and unregistered rights including copyright, unregistered designs, database rights and trade secrets, as well as contractual provisions and restrictions on access to and use of proprietary information to protect our brands, technologies, algorithms, applications and systems, a number of which are of essential importance to our business success. Although we have taken steps consistent with industry practice to protect our intellectual property and know-how, such steps may be inadequate.

We have a portfolio of registered trademarks in respect of the various trading names and logos used in connection with our business. Competitors may adopt service names similar to ours, thereby harming our ability to build our brand identity and possibly leading to user confusion. In addition, there could be potential trade name or trademark infringement or invalidity claims brought by owners of other trademarks or trademarks that incorporate variations of our trading name and logo. We also own a portfolio of internet domain names related to our brand and website. We seek to protect our brand through the registration of additional domain names, where appropriate.

To the extent that our brand, technologies, algorithms and data are not protected by intellectual property rights or the law protecting confidential information, third parties, including competitors, may be able to commercialize or otherwise use our brands, technologies, algorithms and/or data without compensation. We also face the risk that existing or new competitors may independently develop similar or alternative technologies that are equal or superior to our technology without infringing our intellectual property rights or may design around our proprietary technologies.

Furthermore, litigation or proceedings before governmental authorities may be necessary in the future to enforce our intellectual property rights, to protect our brand, trade secrets, databases and domain names and to determine the validity and scope of our proprietary rights and those of others. See “— We may be subject to intellectual property rights claims, which are costly to defend and could require us to pay damages or an account of profits” below.

Any of these risks, if realized, could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may be subject to intellectual property rights claims, which are costly to defend and could require us to pay damages or an account of profits

Companies in the internet and technology sectors may enter into litigation in order to enforce and protect their intellectual property rights. Third parties may in the future assert that we have infringed their intellectual property rights. As we face increasing competition, the possibility of being subject to intellectual property rights claims may grow.

Our technologies, products and services may not be able to withstand third-party claims against their use. Any intellectual property claims, with or without merit, could be time-consuming, expensive to litigate or settle and could divert management’s attention. If we were found to be in violation of a third-party’s intellectual property rights, we may be required to pay compensation, including damages, or an account of profits, or be subject to injunctions that prevent us from using certain technologies. We may have to seek a license to use the intellectual property rights in the technology, which may not be available or available on reasonable terms and may significantly increase our operating expenses. As a result, we may be required to develop alternative non-infringing technology, which could require significant effort and expense. If we cannot license or develop aspects of our technology due to infringement of third-party intellectual property rights, we may be forced to limit our product and service offerings and may be unable to compete effectively.

In addition, like many businesses, we use open-source software and will continue to use open-source software in the future. Open-source software is generally licensed without any support, warranties or other protections regarding infringement, origin, or quality. Some open-source licenses may, depending on how we use or modify the licensed software, require that we make available the source code of our modifications to or derivatives of the open-source software to the public or grant other licenses to our intellectual property. This may include allowing third parties to make further modifications to and distributions of that source code, in some circumstances at no or minimal cost. Some open-source licenses may also require us to make the source code for our proprietary software available under the terms of the open-source license, depending on how we combine our proprietary software with the relevant open-source software. Companies that use open-source software have faced challenges to their use of open-source software and other software incorporating it. As such, we could be subject to lawsuits claiming that we have not complied with applicable open-source license terms. If we are held to have breached or failed to comply with an open-source software license, we could be exposed to liability, be required to release the affected portions of our source code publicly or cease offering the implicated solutions, and/or be required to re-engineer our software. Although we do not intend to use or modify open-source software in a manner that would adversely affect our business, there can be no guarantee that this will be effective to identify or address all unintended consequences of using open-source software or breach of open-source license terms.

In addition, open-source licensors generally do not provide contractual protections, including as to security and patching, with respect to the software and are not obliged to maintain their software or provide any support, which in turn makes it difficult to pass assurances on to our customers. We may be required to maintain or update such software itself or to replace such software with internally developed software or software obtained from another supplier if the authors of the open-source software utilized by us stop updating it, which may be costly. The use of open-source software may also allow our competitors or other third parties to develop similar offerings more quickly and with less effort and ultimately could result in a loss of our competitive advantages.

Any of these risks, if realized, could have a material adverse effect on our business, financial condition, results of operations and prospects.

We have income, expenses, assets and liabilities denominated in foreign currencies which could lead to volatility of our operating results as a result of foreign exchange fluctuations

Our reporting currency is British Pounds Sterling (“GBP”). We have assets and liabilities denominated in other currencies, principally United States Dollars (“USD”). Movement in exchange rates with USD and GBP could lead to gains and losses in our income statement. Revaluation of the Convertible Notes or the New Notes, as applicable in the future, as a result of changes in the exchange rate between USD and GBP could lead to significant reported gains and losses between periods. In addition, a decline in the value of GBP relative to USD would increase our interest expense.

Because we have historically operated as a private company, we have limited experience complying with public company obligations and fulfilling these obligations is expensive and time consuming and may divert management’s attention from the day-to-day operation of our business

As a privately held company, we were not required to comply with many corporate governance and financial reporting practices and policies required of publicly-traded companies. As a publicly traded company, we incur significant legal, accounting and other expenses that we were not required to incur in the recent past. Since we stopped qualifying as an “emerging growth company” as defined under the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”) on December 31, 2022, these expenses are expected to increase further. In addition, new and changing laws, regulations and standards relating to corporate governance and public disclosure for public companies, including the Dodd-Frank Act, the Sarbanes-Oxley Act, regulations related thereto and the rules and regulations of the SEC and the NYSE, have increased the costs and the time that must be devoted to compliance matters. We expect these laws and regulations to increase our legal and financial compliance costs and to render some activities more time-consuming and costly. We also expect to continue to need to hire more employees or engage outside consultants to comply with these requirements, which will increase our costs and expenses. As a public company, it could be more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a public company, it could be more difficult and expensive for us to attract and retain qualified persons to serve on our board of directors, board committees or as executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to the delisting of our Class A ordinary shares, fines, sanctions and other regulatory action and potentially civil litigation.

We have identified material weaknesses in our internal control over financial reporting (“ICFR”) for the fiscal years ended December 31, 2022 and 2021, which may result in material misstatements of our financial statements or cause us to fail to meet our reporting obligations. If these material weaknesses are not remediated our ability to accurately and timely report our financial results could be adversely affected

In connection with our preparation and the audit of our financial statements as of and for the year ended December 31, 2022, we identified material weaknesses as defined under the Exchange Act in our internal control over financial reporting. SEC guidance defines a material weakness as a deficiency or combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of annual financial statements will not be prevented or detected on a timely basis. We and our independent public accounting firm identified the following material weaknesses as defined under the Exchange Act in our internal control over financial reporting:

i.	The entity level and financial reporting control environment is not designed with the appropriate precision to prevent or detect material misstatement in accounting or disclosure, including deficiencies in the design and operation of transaction-level control activities. This includes a lack of effective management review controls, including over the completeness and accuracy of data and reports used in internal controls and segregation of duties relating to the review of manual journal entries, as a part of the financial statement close process for the year ended December 31, 2022;

ii.	The Company did not design and maintain effective controls over information technology general controls (“ITGCs”) for all information systems and applications that are relevant to the preparation of the consolidated financial statements. Specifically, the Company did not design and maintain: (i) sufficient user access controls to ensure appropriate segregation of duties and adequately restrict user and privileged access to financial applications, programs and data to appropriate Company personnel; (ii) program change management controls to ensure that information technology (“IT”) program and data changes affecting financial information technology applications and underlying accounting records are identified, tested, authorized and implemented appropriately; and (iii) monitoring controls of IT operations performed by service organizations to ensure that critical batch and interface jobs are monitored, privileges are appropriately granted, and data backups are authorized and monitored. Business process controls (automated and manual) that are dependent on the ineffective ITGCs, or that rely on data produced from systems impacted by the ineffective ITGCs, are also deemed ineffective for the year ended December 31, 2022; and

iii.	Insufficient accounting and finance personnel with IFRS technical accounting knowledge to account for non-routine and complex transactions for the year ended December 31, 2022.

A management assessment has been carried out in relation to the year ended December 31, 2022 and no additional material weaknesses have been identified. However, the management assessment found that, while an overall ICFR plan has been developed and is being implemented, the iterative nature of the process has meant that we are continuing to design, redesign and implement key financial reporting controls across each of the in-scope processes. As such, the management assessment has been unable to conclude that the overall entity-level, business process and IT general control environments are effective.

To address the material weaknesses we plan to continue to undertake remediation actions. During the fiscal year ended December 31, 2022 we implemented a governance, risk management and compliance (“GRC”) tool for the management, operation and evidencing of financial reporting controls. We continued to engage consultants with the appropriate expertise to perform a risk assessment of the internal control environment and assist management in designing and implementing entity level, financial reporting and management review controls, together with IT general and application controls for systems which impact financial reporting. In addition, we have hired a number of personnel with expertise in finance and technical IFRS accounting, including for senior finance leadership positions. Dedicated resources continue to be allocated to support the improvement of our financial control environment and we will deliver training to further support the needs of our staff.

Our remediation plan can only be accomplished over time, and we can offer no assurance that these initiatives will ultimately have the intended effects. We cannot provide assurance as to when we will be able to complete full remediation or if we will be able to avoid the identification of additional material weaknesses in the future. In addition, the process of assessing the effectiveness of our internal control over financial reporting may require the investment of substantial time and resources, including by members of senior management. As a result, this process may divert internal resources and take a significant amount of time and effort to complete. Additionally, if we are unable to successfully remediate the identified material weaknesses or if we identify additional material weaknesses, our financial statements could contain material misstatements that, when discovered in the future, could cause failure to meet reporting obligations. At such time, our independent registered public accounting firm may issue an adverse report in the event it is not satisfied with the level at which our internal control over financial reporting is documented, designed, or operating.

If we are considered to have material weaknesses in our internal control over financial reporting which are not addressed in a timely manner, investors may lose confidence in the accuracy and completeness of our financial reports, the market price of our securities could decline, and we could be subject to sanctions or investigations by the SEC, the NYSE or other regulatory authorities. Failure to remedy material weaknesses in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets and other forms of financing.

We may identify additional material weaknesses in the future, or otherwise fail to establish or maintain an effective system of internal control, which may result in material misstatements of our financial statements or cause us to fail to meet our reporting obligations

Effective internal controls are necessary for us to provide reliable financial reports and prevent fraud. If we identify any additional material weaknesses in the future, the accuracy and timing of our financial reporting may be adversely affected. Additionally, we may be unable to maintain compliance with securities law requirements regarding timely filing of periodic reports as well as applicable stock exchange listing requirements. We may be unable to prevent fraud, investors may lose confidence in our financial reporting and our share price may also decline. Our reporting obligations as a public company may place a significant strain on our management, operational and financial resources and systems for the foreseeable future and may cause us to fail to achieve and maintain the adequacy of our internal control over financial reporting in a timely fashion.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate. In addition, control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgement and breakdowns resulting from human failures. In addition, the level of manual processes and multiple systems in our internal control over financial reporting increases the risk of error. As a result, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. We can provide no assurance that the measures we are currently undertaking or may take in the future will be sufficient to maintain effective internal controls or to avoid potential future deficiencies in internal control, including material weaknesses.

Failing to maintain effective disclosure controls and internal controls over financial reporting could have a material adverse effect on our business, financial condition, results of operations and prospects and could cause a decline in the price of our securities.

Our operations may be adversely affected by legal, regulatory and other developments. Our non-compliance with applicable financial regulations could have a material impact on us

We are subject to a range of legal and regulatory requirements originating in the UK, particularly in the areas of consumer protection and rights, transportation, product safety, competition, bribery and corruption, financial services, environment social and governance, infrastructure investment, property rights and planning laws and accounting. Failure to comply with any of these laws or regulations could result in administrative, civil or criminal penalties, loss of licenses or in a cease-and-desist order against our business operations, any of which could damage our reputation and have a material adverse effect on our business, financial condition, results of operations and prospects.

Cazoo Ltd is registered with the Financial Conduct Authority (the “FCA”) as an appointed representative of ITC Compliance Limited (ITC) (now owned by Fortegra) which is directly authorized and regulated by the FCA. As an appointed representative of ITC, Cazoo Ltd is permitted by the Financial Conduct Authority in the UK to carry out certain regulated activity, including brokering finance agreements and introducing insurance products. We intend to remain compliant with such regulations although compliance cannot be guaranteed. Any non-compliance or regulatory changes could have a material and adverse effect on our ability to sell finance and/or insurance products and/or the pricing of and cover provided by such products. This could therefore materially and adversely affect the revenues and earnings that we derive from such products, and consequently could have a material adverse effect on our business, financial condition, results of operations and prospects.

In addition, changes in laws and regulations, more stringent enforcement or alternative interpretation of existing laws and regulations may change the legal and regulatory environment, making compliance with all applicable laws and regulations more challenging. Changes in laws and regulations in the future could have an adverse economic impact on us by tightening restrictions, reducing our freedom to do business, increasing our costs of doing business or reducing our profitability. Failure to comply with applicable laws or regulations may lead to civil, administrative or criminal penalties, including but not limited to fines or the revocation of permits and licenses that may be necessary for our business activities. We could also be required to pay damages or civil judgments in respect of third-party claims.

New laws, regulations or policies of governmental organizations regarding increased fuel economy requirements, reduced greenhouse gas or pollutant emissions or vehicle safety could give rise to significant costs

We are subject to comprehensive and constantly evolving laws, regulations and policies related to environmental matters (and, in particular, climate change) and health and safety. Capital and operating expenses required in order to comply with environmental laws and regulations may be significant, and violations may result in substantial fines and penalties, third-party damages, suspension of production or a cessation of our operations. We anticipate that the extent of the legal and regulatory requirements in these areas and the related effect on our operations and costs of compliance will continue to increase in the future.

In general, there is a clear move toward increasingly stringent vehicle emissions regulations, particularly for conventional drive systems. Moreover, further tightening and scrutiny could be forthcoming given the ongoing focus on emissions testing and on-road performance, which could lead to significant additional costs to recondition cars so they comply with new regulations, which may reduce our gross profit per unit. In particular, the UK Government has announced plans to ban sales of new petrol and diesel cars by 2035 which would subsequently reduce the number of used petrol and diesel cars available for us to purchase. There may be a limited availability of vehicles that comply with such regulations which would adversely impact our ability to purchase inventory for sale.

In addition, to comply with current and future environmental, health and safety norms (such as air emissions, the maintenance of safe workplace conditions and regulations that impose responsibility on vehicle sellers to fund the recovery, recycling and disposal of vehicle parts, including lead-acid batteries, at the end of their useful life), we may have to incur substantial capital expenditures to upgrade vehicles and vehicle preparation centers. All of these factors could increase our costs significantly.

Increased public and shareholder attention to environmental, social and governance (“ESG”) matters may expose us to negative public perception, impose additional costs on our business or impact our share price

In recent years, greater attention has been directed towards publicly-traded companies regarding environmental, social and governance matters. A failure, or perceived failure, to respond to regulatory requirements or meet investor or customer expectations related to ESG concerns could cause harm to our business and reputation. For example, the majority of the cars we buy and sell are powered by gasoline or diesel engines, and government, media, activist or other pressure to limit emissions could negatively impact consumers’ perceptions of us, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Additionally, while we strive to create an inclusive culture and a diverse workforce where employees feel valued and respected, a failure, or perceived failure, to properly address inclusivity, diversity and other corporate governance matters could result in reputational harm, reduced sales or an inability to attract and retain a talented workforce. Organizations that provide information to investors on corporate governance and other matters have developed rating systems for evaluating companies on their approach to ESG. Unfavorable ESG ratings that we could receive could lead to negative investor sentiment which could have a negative impact on our stock price.

Regulation of the internet and e-commerce is evolving, and unfavorable changes or our failure to comply with these regulations could substantially harm our business and results of operations

We are subject to general business regulations and laws as well as regulations and laws specifically governing the Internet, e-commerce and mobile commerce. Existing and future regulations and laws could impede the growth of the Internet, e-commerce or mobile commerce. These regulations and laws may involve taxes, privacy, data security, anti-spam, pricing, content protection, electronic contracts and communications, mobile communications, consumer protection, information reporting requirements, advertising, unencumbered Internet access to our services and the design and operation of our website. It is not clear how existing laws governing issues such as property ownership, sales and other taxes and consumer privacy apply to the Internet as the vast majority of these laws were adopted prior to the advent of the Internet and do not contemplate or address the unique issues raised by the Internet, e-commerce or mobile commerce. Unfavorable regulations and laws could diminish the demand, including online demand, for used cars and complementary products and services and increase our cost of doing business and could adversely affect our business and results of operations.

We are subject to many hazards and operational risks, including accidents or incidents relating to health, safety and the environment at our Customer Centers and vehicle preparation centers, that may disrupt our business, which could have a material adverse effect on our business, financial condition and results of operations

Our operations are subject to many hazards and operational risks inherent to our business, including accidents or incidents relating to health, safety and the environment at our customer centers and vehicle preparation centers. Our reconditioning operations may expose us to safety risks, including environmental risks and health and safety hazards to our employees or third parties. Any significant interruption due to any of the above hazards at one of our primary facilities could have a material adverse effect on our business, financial condition, results of operations and prospects.

We are also exposed to hazards and operational risks associated with transportation, such as vehicular crashes, which may result in serious injury to or loss of life of an employee or third party. See “— We rely on our own logistics to transport our vehicle inventory. Thus, we are subject to business risks and costs associated with the transportation industry” above.

Any accidents or incidents relating to health, safety and the environment could result in reputational harm and could diminish confidence in our brand and business model. Moreover, our insurance coverage may be inadequate to cover our liabilities related to such hazards or operational risks and we may not be able to maintain adequate insurance in the future at rates we consider reasonable and commercially justifiable, insurance may not continue to be available on terms as favorable as our current arrangements and certain risks related to breaches of health and safety may not be insurable.

Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

Natural disasters, unusual weather conditions, epidemic outbreaks, global health crises, terrorist acts and political events could disrupt our business

The occurrence of one or more natural disasters such as tornadoes, hurricanes, fires, floods and earthquakes, unusual weather conditions, epidemic or pandemic outbreaks, terrorist attacks, trespassing, vandalism or disruptive political events in regions where we operate or where our third-party contractors’ and suppliers’ facilities are located, could adversely affect our business. Natural disasters including floods, hurricanes and earthquakes may damage our facilities or those of our suppliers, which could have a material adverse effect on our business, financial condition, results of operations and prospects. Severe weather, such as rainfall, snowfall or extreme temperatures, may impact our ability to transport and deliver vehicles, thereby reducing our sales and profitability. We have in the past, and may in the future, be subject to trespassing and vandalism, which can impact our operations by, among other things, causing delays in operations to implement repairs, costs associated with repairs and increased security costs. Terrorist attacks, actual or threatened acts of war or the escalation of current hostilities, or any other military or trade disruptions impacting our domestic or foreign suppliers of components of our vehicles, may impact our operations by, among other things, causing supply chain disruptions and increases in commodity prices, which could adversely affect our raw materials or transportation costs. These events also could cause or act to prolong an economic recession or depression, such as the business disruption and related financial impact that resulted from the COVID-19 pandemic. To the extent these events also impact one or more of our suppliers or contractors or result in the closure of any of their facilities or our facilities, we may be unable to maintain delivery schedules or provide other support functions to our customers. In addition, the disaster recovery and business continuity plans we have in place currently are limited and are unlikely to prove adequate in the event of a serious disaster or similar event. We may incur substantial expenses as a result of the limited nature of our disaster recovery and business continuity plans and, more generally, any of these events could cause consumer confidence and spending to decrease, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Tax matters could impact our results of operations and financial condition

We are subject to corporation tax in the UK. Our provision for corporation taxes and cash tax liability in the future could be adversely affected by numerous factors, including changes in tax laws, regulations, accounting principles or interpretations thereof, which could materially and adversely impact our cash flows and our business, financial condition, results of operations and prospects in future periods. Increases in our effective tax rate could also materially affect our results. Further, we are subject to the examination of our income and other tax returns by His Majesty’s Revenue and Customs, which could have an impact on our business, financial condition, results of operations and prospects.

We may become subject to risks arising from legal disputes in connection with our general business activities

In connection with our general business activities, we are from time to time, and in the future may be, the subject of legal disputes in the UK or in jurisdictions in which we have previously operated. Legal claims have in the past been asserted against us by individuals or other entities, and in the future could be, asserted against us by individuals, either individually or through class actions, by governmental entities in civil or criminal investigations and proceedings or by other entities. These claims have been and in the future could be asserted under a variety of laws, including but not limited to consumer finance laws, consumer protection laws, intellectual property laws, privacy laws, contract laws, labor and employment laws, securities laws, employee benefit laws and tort laws. Moreover, the process of litigating cases, even if we are successful, may be costly, and in certain circumstances may approximate the cost of damages sought. These claims may also divert our financial and management resources from more beneficial uses. These actions could also expose us to adverse publicity, which might adversely affect our reputation and/or customer preference for our products. Litigation trends and expenses and the outcome of litigation cannot be predicted with certainty and adverse litigation trends, expenses and outcomes could have an adverse effect on our business, financial condition, results of operations and prospects.

Our insurance may not provide adequate levels of coverage against claims

We are subject to all of the operating hazards and risks normally incidental to the provision of sales of cars. In addition to contractual provisions limiting our liability to our corporate vehicle sourcing partners, retail sellers, customers and third parties, we maintain insurance policies in such amounts and with such coverage and deductibles as required by law and that we believe are reasonable and prudent. Nevertheless, such insurance may not be adequate to protect us from all the liabilities and expenses that may come from claims arising in the ordinary course of our business and current levels of insurance may not be able to be maintained or be available at economical prices. If a significant liability claim is brought against us that is not covered by insurance, then we may have to pay the claim with our own funds, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our inability to obtain affordable insurance on our inventory may materially adversely affect our financial condition and results of operations

We rely on inventory insurance to protect against catastrophic losses of our inventory. There is no guarantee that we will continue to be able to insure our inventory at affordable rates, or at all, through outside insurers. If we are unable to purchase affordable insurance, we may have to self-insure, reducing our ability to make other investments in our business and exposing us to financial risk. In addition, our inability to insure our inventory through an outside insurer, or to adequately self-insure, may adversely impact our ability to finance inventory purchases.

Risks Related to the Transactions

Following the consummation of the Transactions, the Board will be replaced by the New Board, which will consist of seven members, six of whom will be chosen by the holders of the Convertible Notes and one of whom will be chosen by the existing Board. The New Board may have interests different than yours and may take actions with which you may disagree

The holders of the Convertible Notes, who will hold the New Shares and the New Notes immediately following the Closing Date, will designate six of the seven directors who will sit on the New Board. The New Board will have the ability to control all major decisions to be made by the Company, including the appointment of the Company’s management, approval of any significant transaction and determination of most matters related to the Company’s management and business affairs.

The New Board may take actions with which the Existing Shareholders disagree or which are in conflict with the interests of the Existing Shareholders. In particular, because six members of the New Board will be selected by the holders of Convertible Notes, they might take actions which favor the interests of the holders of the New Notes, who would own 92% of the Class A ordinary shares immediately following the Closing Date, rather than the interests of the Existing Shareholders, subject to the directors’ compliance with their fiduciary duties. For example, under the terms of the Transaction Support Agreement, we will only be required to undertake commercially reasonable efforts to maintain the NYSE listing (or a listing on Nasdaq or other reputable international stock exchange) for our Class A ordinary shares, or to remain registered as an SEC reporting company, for a period of at least six months following execution of the Transaction Support Agreement (and in no event less than three months following the Closing Date); provided that this period will be automatically extended in order to ensure that individuals subject to our insider trading policies and applicable securities laws have at least 30 trading days during which they can trade in Class A ordinary shares in compliance with such policies and securities laws. After this period the New Board will no longer need to consider this covenant when assessing whether to maintain the listing and could seek to delist the Class A ordinary shares and deregister as an SEC reporting company. In addition, the New Board could, in its discretion, cause the business to liquidate completely, which might benefit the holders of New Notes who would be secured by a substantial portion of the Company’s assets but would result in the Class A ordinary shares held by the Existing Shareholders becoming worthless.

The holders of the Convertible Notes have not informed the Board or management of their plans with respect to the operation of the business of Cazoo following the consummation of the Transactions. Accordingly, Cazoo’s business plan following the consummation of the Transactions may be different than its current business plan, and the business could be changed significantly following the consummation of the Transactions. Any such changes to the business plan or the business may not be in the best interests of the Existing Shareholders who would only own 8% of the Class A ordinary shares immediately following the Closing Date and might be in the interests of the holders of the New Notes who would own 92% of the Class A ordinary shares immediately following the Closing Date.

If we are unable to complete the Transactions, in a timely manner or at all, our business and share price may be adversely affected

The closing of the Transactions is subject to, among other things, the satisfaction or waiver of the conditions described in the section entitled “Description of the Transactions and the Transaction Agreements — Transaction Support Agreement — Closing Conditions.” We cannot assure you that all of the conditions will be satisfied or waived. The required satisfaction of the closing conditions could delay the completion of the Transactions for a significant period of time and could prevent the Transactions from occurring. Any delay in completing the Transactions could cause us not to realize some or all of the benefits that we expect to achieve following the Transactions.

If the Transactions are not completed or are delayed, our share price may be adversely affected. Furthermore, if the Transactions are delayed or are not completed, we may suffer other consequences that could adversely affect our business, financial condition, results of operations and share price, including the following:

●	we have incurred and will continue to incur costs relating to the Transactions (including significant legal and advisory fees), and many of these costs are payable whether or not the Transactions are completed;

●	matters relating to the Transactions may require substantial commitments of time and resources by our management teams, which could otherwise have been devoted to conducting business or other opportunities that may have been beneficial to us;

●	we may be subject to legal proceedings related to the Transactions or the failure to complete the Transactions;

●	a delay in completing the Transactions, failure to complete the Transactions, negative perceptions about the Transactions or other factors beyond our control may result in negative publicity and a negative perception in the investment community and may create doubt as to our ability to effectively implement our current business strategies;

●	we may not be able to identify an alternate strategic transaction, or if an alternate strategic transaction is identified, such alternate strategic transaction may not result in equivalent or better terms or anticipated benefits as compared to what is proposed in the Transactions; and

●	any disruptions to our business resulting from the announcement and pendency of the Transactions.

Failure to obtain the Shareholder Approval would prevent the closing of the Transactions

The closing of the Transactions is subject to Shareholder Approval. While not all matters on which approval from our shareholders is being sought in connection with the Transactions technically require such shareholder approval under Cayman Islands law, the Transaction Support Agreement provides that a super majority approval (at least 66 2/3%) of the holders of Class A ordinary shares in respect of which votes are cast at the extraordinary general meeting is required to approve the Transactions proposal. In addition, the Articles provide that approval through a special resolution (at least 66 2/3%) of the holders of Class A ordinary shares in respect of which votes are cast at the extraordinary general meeting is required to approve the Articles Amendment proposal. In contrast, the Reverse Stock Split proposal and Share Increase proposal only require a simple majority of the votes that are cast. Any failure to obtain the required shareholder approval may result in a material delay in, or the abandonment of, some or all of the Transactions. Any delay in completing the Transactions may materially adversely affect the timing and benefits that are expected to be achieved from the Transactions.

If the Transactions are not completed, we may not have sufficient cash to repay amounts due under the Convertible Notes at their maturity in 2027 or upon a Fundamental Change (as defined in the 2022 Indenture). If the Transactions are completed, we may not have sufficient cash to repay amounts due under the New Notes at their maturity or upon a Change of Control (as defined in the New Notes Indenture)

The 2022 Indenture provides that the Convertible Notes will be repayable at maturity in February 2027 at a 50% premium over the aggregate principal thereof then outstanding (i.e., $945 million) if the Convertible Notes have not been converted, redeemed or repurchased prior to maturity. Given the current price of our Class A ordinary shares, we consider it highly unlikely that the Convertible Notes will become convertible prior to maturity. The 2022 Indenture also provides that the Convertible Notes will be repayable at 100% of their principal amount, plus accrued and unpaid interest, upon the occurrence of a Fundamental Change (as defined in the 2022 Indenture), which includes a delisting of our Class A ordinary shares. If the Transactions are not completed, absent other significant capital raising or strategic transactions, we will not have sufficient cash to repay amounts due under the Convertible Notes at maturity in February 2027 equal to $945 million, which includes a premium payable at maturity. If we are successful in completing the Transactions as contemplated by the Transaction Support Agreement, we will issue $200 million aggregate principal amount of New Notes. The New Notes will mature in February 2027, and we may be required to repay the New Notes earlier upon the occurrence of a Change of Control (as defined in the New Notes Indenture). There can be no assurance that at the maturity of the New Notes we will have sufficient cash to repay amounts due under the New Notes, absent significant additional capital raising or strategic transactions, or that we will be able to repay amounts due under the New Notes upon the occurrence of a Change of Control.

Uncertainty about the Transactions may adversely affect our relationships with our customers, suppliers and employees, which could negatively affect our business, whether or not the Transactions are completed

The announcement of the Transactions may cause uncertainties in our relationships with our customers and suppliers, which could impair our ability to maintain or expand our business. Furthermore, uncertainties about the Transactions may cause current and prospective employees to experience uncertainty about their future with us. These uncertainties may impair our ability to retain, recruit or motivate key employees, which could adversely affect our business. Further, our current or potential business partners may decide to delay, defer or cancel entering into new business arrangements with us pending consummation of the Transactions. The occurrence of these events individually or in combination could materially and adversely affect our business, financial condition and results of operations.

The Transactions, if consummated, will constitute a “change of control” under two of our stocking loan facilities which we utilize to finance the purchase of inventory. If not waived, the change of control would permit the applicable lenders to terminate these facilities

Our business as an online used car retailer depends on having the right volume and range of inventory on our website. The appropriate volume and mix of vehicle inventory are fundamental to our operations and require an ability to finance the acquisition of inventory at competitive rates and across various acquisition channels nationwide. We use stocking loans to finance the purchase of inventory. Stocking loan facilities typically cover approximately 80% of the car value for an average of 180 days from inception of the loan. The availability of stocking loans provides us with the flexibility to finance our inventory while maximizing liquidity available in the business.

The Transactions constitute a change of control for purposes of two of our three stocking loan facilities. These two facilities comprise £125 million of the aggregate capacity of £130 million of our stocking loan facilities as at September 30, 2023. The lenders under these facilities will have the right to terminate their facilities as a result of the change of control, unless waived in the sole discretion of the lender. The lender with respect to one of these facilities, Santander, notified us that with effect from January 1, 2024, it will no longer be providing wholesale stocking loan facilities, due to a change in global strategy. The Santander facility has a borrowing capacity of £11 million. There can be no assurance that either of these lenders will waive any breach that may arise as a result of the Transactions. In the event that one or more of the stocking loan facilities is terminated as a result of the Transactions, there can be no guarantee that we will be successful in negotiating new stocking loan facilities on similar terms or on terms acceptable to us. An inability to obtain adequate stocking loan financing would have a material adverse impact on our ability to manage our inventory, which in turn could have a significant adverse effect on our business and results of operations.

The exchange of the Convertible Notes for the New Notes and New Shares of the Company will significantly dilute our shareholders

On the Closing Date, the Convertible Notes will be exchanged for the New Notes and the Company will also issue to the holders of Convertible Notes their pro rata portion of New Shares such that, immediately following the Closing Date, the holders of Convertible Notes will hold 92% of the Company’s outstanding Class A ordinary shares. Accordingly, our Existing Shareholders will experience significant dilution after the closing as they will hold a pro rata portion of 8% of the outstanding Class A ordinary shares following the Closing Date.

The resale of the New Shares by the holders of the Convertible Notes will be registered on a registration statement on Form F-3 and will increase the number of Class A ordinary shares eligible for resale. Any resale of a significant number of New Shares, or the perception that such resale could occur, could adversely affect the market price of our Class A ordinary shares.

Further, as a result of the Transactions, New Warrants to purchase Class A ordinary shares will be issued and registered on the registration statement of which this prospectus forms a part. The New Warrants will become exercisable when our equity value reaches or exceeds certain amounts. See “Description of Securities — New Warrants — Exercisability and Exercise Price.” To the extent such New Warrants are exercised, additional Class A ordinary shares will be issued, which will result in dilution to the then-holders of Class A ordinary shares and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market or the fact that such New Warrants may be exercised could adversely affect the market price of our Class A ordinary shares.

Any additional issuances of Class A ordinary shares following the exercise of Existing Warrants or outstanding stock options and/or in connection with issuances of Class A ordinary shares pursuant to the management incentive plan amended or adopted by the New Board will also result in dilution to the then-existing shareholders of Class A ordinary shares. See “Risks Related to the New Warrants — Our Existing Warrants may be exercised for Class A ordinary shares, which would increase the number of shares eligible for future resale in the public market and result in dilution to our shareholders” and “Risks Related to the Ownership of Our Securities, the Law of the Cayman Islands and Provisions of Our Memorandum and Articles of Association — We may issue additional Class A ordinary shares or other equity or equity-linked securities, which would dilute the interests of our Existing Shareholders and may depress the market price of our Class A ordinary shares.”

We may fail to realize the anticipated benefits of the Transactions

Following the completion of the Transactions, we expect to benefit from, among other things, an improved capital structure, reduced but still significant refinancing risk, an increased ability to raise capital and engage in strategic transactions and grow our shareholder base, and a reduced delisting risk. If we are not able to successfully achieve these objectives, then the anticipated benefits of the Transactions may not be realized fully or at all or may take longer to realize than expected.

Even if the Transactions are successful, we may incur future losses and will need to raise additional funds through further issuances of equity or debt securities and we cannot be certain that we will achieve or maintain profitability in the future

We have not been profitable since we began operations in December 2019 and had an accumulated loss of approximately £1,427 million as of June 30, 2023. See “Risks Related to our Business and Industry — We have a history of losses and we may not achieve or maintain profitability in the future.” Even if the Transactions are successful, we cannot be certain that we will achieve or maintain profitability. We may continue to incur significant losses in the future and will need to raise additional funds through further issuances of equity or debt securities, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may be subject to litigation in connection with the Transactions

Lawsuits may be filed against us, our subsidiaries or our directors or executive officers in connection with the Transactions. If any such lawsuit is filed, it could result in a reduction of our share price, substantial costs and diversion of management’s attention and resources, which could adversely affect the business, financial condition or results of operations of the Company whether or not the lawsuit has any merit and whether or not a settlement or other resolution is achieved.

Our shareholders may not realize a benefit from the Transactions commensurate with the ownership dilution they will experience in connection with or following the Transactions

If we are unable to realize the strategic and financial benefits currently anticipated from the Transactions, our shareholders will have experienced substantial dilution of their ownership interests in us without receiving the expected commensurate benefit, or only receiving part of the commensurate benefit to the extent we are able to realize only part of the expected strategic and financial benefits currently anticipated from the Transactions.

During the pendency of the Transactions, we may not be able to enter into other strategic transactions that may offer more favorable terms as compared to what is proposed by the Transactions. In addition, while the Transaction Support Agreement is in effect, we are generally prohibited from entering into certain transactions that are outside the ordinary course of business. Any such transactions that are impeded or prohibited pursuant to the Transaction Support Agreement could be favorable to our shareholders if consummated.

The holders of Convertible Notes will own 92% of the Company’s outstanding Class A ordinary shares immediately following the Closing Date and thus will have the ability to control all shareholder votes, including votes with respect to the appointment of directors, mergers, liquidations or the sale of all of our assets, or any amendments to our Articles

Immediately following the Closing Date, the holders of Convertible Notes will hold 92% of the Company’s outstanding Class A ordinary shares. As a result, the holders of Convertible Notes, if they choose to act together, will have the ability to control or significantly influence all matters submitted to the shareholders including the appointment of directors, mergers, liquidations or the sale of all of our assets, or any change to our Articles. The holders of Convertible Notes may vote their shares in a manner that is not in the best interests of other shareholders.

This concentration of share ownership may also have the effect of delaying, deferring or preventing a change in control, impeding a merger, consolidation, takeover or other business combinations, or discouraging a potential acquiror from making a tender offer or otherwise attempting to obtain control of our business, even if such a transaction would benefit other shareholders. This concentration of share ownership may not be in the best interests of all of our shareholders.

Because the number of Class A ordinary shares to be held by Existing Shareholders and the holders of Convertible Notes immediately following the Closing Date is not adjustable based on changes in the market price of our Class A ordinary shares, the equity ownership of our Existing Shareholders and the holders of Convertible Notes immediately following the Closing Date may have a greater or lesser value than at the time the Transaction Support Agreement was executed

The number of Class A ordinary shares to be held by Existing Shareholders and the holders of Convertible Notes immediately following the Closing Date is not adjustable based on changes in the market price of our Class A ordinary shares. The market price of our Class A ordinary shares may decline in the period between the date the terms of the Transactions were agreed upon and the consummation of the Transactions. If such decline in market price were to occur, our Existing Shareholders and the holders of Convertible Notes would receive equity ownership of substantially lower value than the value of such equity ownership on the date the Transactions terms were agreed upon.

We have and will continue to incur significant costs in conducting the Transactions

The Transactions have resulted, and will continue to result, in significant costs to us, including advisory and professional fees. We will be required to pay a significant portion of these expenses whether or not the Transactions close. We have also been required to pay a portion of the fees and expenses of the legal and financial advisors to the holders of Convertible Notes incurred prior to the execution of the Transaction Support Agreement and will be required to pay the remainder of their fees and expenses at the closing of the Transactions. These costs and fees have and will continue to reduce our available cash flow, which could have an adverse effect on our business prospects, financial condition and results of operations.

Risks Related to the Proposed Reverse Stock Split

If and when the Reverse Stock Split is consummated, our shareholders that are entitled to receive less than one Class A ordinary share will not receive any new Class A ordinary shares, but instead will be paid cash in lieu of the fractional share interest to which they are entitled and will cease to be shareholders of the Company and will not receive any New Warrants

We will not issue fractional shares in connection with the Reverse Stock Split. Instead, our transfer agent will aggregate all fractional shares and sell them as soon as practicable after the effective time of the Reverse Stock Split at the then-prevailing prices on the open market on behalf of those shareholders who would otherwise be entitled to receive a fractional share interest as a result of the Reverse Stock Split. We expect that the transfer agent would conduct the sale in an orderly fashion at a reasonable pace and that it may take several days to sell all of the aggregated fractional shares. After the transfer agent’s completion of such sale, shareholders who would have been entitled to a fractional share will instead receive a cash payment from the transfer agent in an amount equal to their respective pro rata shares of the total proceeds of that sale net of any brokerage costs incurred by the transfer agent to sell such shares. Shareholders that are cashed out in this fashion will not be entitled to interest for the period of time between the effective time of the Reverse Stock Split and the date payment is made for their fractional share interest.

Therefore, if you are entitled to receive less than one Class A ordinary share upon consummation of the Reverse Stock Split, you will receive cash in lieu of a fractional share interest, you will cease to be a shareholder of the Company and you will not receive any New Warrants.

The Reverse Stock Split may not increase the per share trading value of the Class A ordinary shares over the long-term

The principal purpose of the Reverse Stock Split is to increase the per share trading value of the Class A ordinary shares, which the Company believes will make trading in the Class A ordinary shares more attractive to certain institutional investors and increase shareholder interest in the Company. It cannot be assured, however, that the Reverse Stock Split will accomplish any increase in the per share trading value of the Class A ordinary shares for any meaningful period of time or would allow us to prevent the delisting of our Class A ordinary shares from the NYSE in case of non-compliance with continued listing rules, and it could have a materially adverse effect on our business. See “— The Reverse Stock Split may not reduce our risk of delisting.”

While it is expected that the reduction in the number of outstanding Class A ordinary shares will proportionally increase the market price of our Class A ordinary shares, it cannot be assured that the Reverse Stock Split will increase the market price of our Class A ordinary shares, or result in any permanent or sustained increase in the per share trading value of the Class A ordinary shares, which is dependent upon many factors, including our financial results, market conditions, the perception that shares may be sold in the market and the market perception of our business. Thus, it cannot be assured that the Reverse Stock Split will make trading in the Class A ordinary shares more attractive to certain institutional investors and increase shareholder interest in the Company in the long-term.

The Reverse Stock Split may decrease the liquidity of our Class A ordinary shares

Although our Board believes that the anticipated increase in the per share trading value of the Class A ordinary shares resulting from the proposed Reverse Stock Split could encourage interest in trading the Class A ordinary shares and possibly promote greater liquidity for our shareholders, such liquidity could also be adversely affected by the reduced number of Class A ordinary shares outstanding after the Reverse Stock Split. The reduction in the number of outstanding Class A ordinary shares may lead to reduced trading and a smaller number of market makers for the Class A ordinary shares.

The Reverse Stock Split may lead to a decrease in our overall market capitalization and negatively impact the market for our Class A ordinary shares

A reverse stock split is often viewed negatively by the market and, consequently, can lead to a decrease in the Company’s overall market capitalization. We implemented our first reverse stock split of our issued and unissued share capital at a ratio of 1-for-20 (the “First Reverse Stock Split”), which became effective on February 8, 2023. The proposed Reverse Stock Split, if implemented, will be the second time we are conducting a share consolidation, which can be viewed even more negatively by the market.

There can be no assurance that the total market capitalization of our Class A ordinary shares after the proposed Reverse Stock Split will be equal to or greater than the total market capitalization before the proposed Reverse Stock Split or that the per share market price of our Class A ordinary shares following the Reverse Stock Split will increase in proportion to the reduction in the number of Class A ordinary shares outstanding before the Reverse Stock Split.

Should the market price of the Class A ordinary shares decline after the Reverse Stock Split, the percentage decline may be greater, due to the smaller number of Class A ordinary shares outstanding, than it would have been prior to the Reverse Stock Split. In some cases, the per-share stock price of companies that have effected Reverse Stock Splits subsequently declined back to pre-reverse split levels, and accordingly, it cannot be assured that the total market value of our Class A ordinary shares will remain the same after the Reverse Stock Split is effected, or that the Reverse Stock Split will not have an adverse effect on our stock price due to the reduced number of Class A ordinary shares outstanding after the Reverse Stock Split.

The Reverse Stock Split may result in some shareholders owning “odd lots”

The Reverse Stock Split may result in some shareholders owning “odd lots” of less than 100 Class A ordinary shares on a post-Reverse Stock Split basis. Odd lots may be more difficult to sell, or require greater transaction costs per share to sell, than shares in “round lots” of even multiples of 100 shares.

Risks Related to the New Notes

Our substantial debt could limit our flexibility, adversely affect our financial health and prevent us from fulfilling our obligations under the New Notes

We have a substantial amount of debt and significant debt service obligations. As of June 30, 2023, our total debt outstanding was £441.9 million. As of June 30, 2023, and as adjusted to give effect to the Transactions, our pro forma total debt would have been £245.0 million. Our ability to fund working capital, capital expenditures and other expenses will depend on our future operating performance and ability to generate sufficient cash.

Our substantial debt could have important negative consequences for us and any holders of the New Notes. For example, our substantial debt could:

●	make it difficult for us to satisfy our obligations with respect to the New Notes and our other debt;

●	require us to dedicate a substantial portion of our cash flow from operations to making payments on our debt, thereby limiting the availability of funds for working capital, business opportunities and other general corporate purposes;

●	increase our vulnerability to a downturn in our business or adverse general economic or industry conditions;

●	limit our flexibility in reacting adequately to changes in our business or the industry in which we operate;

●	limit our flexibility to enter into potentially advantageous strategic combinations or business relationships;

●	place us at a competitive disadvantage compared to those of our competitors that have less debt than we do; or

●	limit our ability to borrow additional funds or raise equity capital in the future and increase the costs of any such additional capital.

Any of these or other consequences or events could have a material adverse effect on our ability to satisfy our debt obligations, including the New Notes.

We and our subsidiaries may be able to incur additional amounts of debt, which could further exacerbate the risks associated with our indebtedness

We may be able to incur additional debt in the future. Although the New Notes Indenture will contain restrictions on the incurrence of additional debt, these restrictions are subject to qualifications and exceptions. Incurring such additional debt could further increase the related risks we now face. In addition, the New Notes Indenture will not prevent us from incurring obligations that do not constitute indebtedness under those agreements.

The New Notes will contain restrictive debt covenants that will limit our operating and financial flexibility, including a liquidity covenant that will require the Company to maintain a minimum amount of liquidity

The New Notes Indenture will contain covenants that will impose significant operating and financial restrictions on us. These agreements will limit our ability to, among other things:

●	incur or guarantee additional indebtedness;

●	make certain restricted payments and investments;

●	transfer or sell assets;

●	enter into transactions with affiliates;

●	create or incur certain liens;

●	make certain loans, investments or acquisitions;

●	issue or sell share capital of certain of our subsidiaries;

●	issue or sell redeemable preferred shares;

●	create or incur restrictions on the ability of our subsidiaries to pay dividends or to make other payments to us; and

●	merge, consolidate or transfer substantially all of our assets.

All of these restrictions will be subject only to limited exceptions and qualifications. In particular, we will have very limited ability to incur or guarantee additional unsecured debt, create or incur liens on the New Notes Collateral and make loans, investments or acquisitions. In addition, we will be required to apply the proceeds from certain transfers or sales of assets only towards repaying, repurchasing or redeeming the New Notes at a premium. We will also be restricted in our ability to transfer cash among our subsidiaries for operations above £36 million. The covenants to which we become subject pursuant to the New Notes Indenture could limit our ability to implement our business plan, to finance our future operations and capital needs and to pursue business opportunities and activities that may be in our interest.

The New Notes Indenture will also contain a minimum liquidity covenant that will require us to maintain a minimum amount of liquidity to be set at £50 million, to be tested quarterly. We expect that, without raising additional capital and depending on our expenditure levels going forward, we could be in breach of this liquidity covenant during the second half of 2024. Any uncured breach of the covenants contained in the New Notes Indenture, including the minimum liquidity covenant, could result in the occurrence of an event of default under the New Notes Indenture, which would enable the holders of the New Notes to potentially accelerate the maturity of the principal amount due under the New Notes and foreclose on the collateral which secures the obligations under the New Notes Indenture.

The New Notes will be secured by a substantial portion of the assets of the Company and its subsidiaries

The New Notes will be secured by a first priority fixed charge over the Company’s bank accounts, a first priority assignment of all intragroup receivables owed to the Company, a first priority fixed charge over all of the shares in Cazoo Holdings Limited granted by the Company, a first priority fixed charge over each guarantor’s bank accounts kept in England and Ireland, including at least one bank account of Cazoo Holdings Limited that shall hold a minimum balance of £50,000,000 at all times, a first priority fixed charge over the shares in each guarantor, a first priority assignment of all intragroup receivables owed to each guarantor, and a first priority floating charge over substantially all of the assets of each guarantor, including intellectual property but excluding (among others) vehicles which secure or are subject to a negative pledge under floor plan facilities and transporter vehicles that secure or are subject to a negative pledge under arrangements used to finance such transporter vehicles, subject to further exceptions.  The documents governing the New Notes will also provide that any existing funding arrangements among the Company and/or any guarantor and any future upstream, downstream or other movement of funds among the Company and/or any guarantor will be documented under intragroup loan agreements in an agreed form and that any equity investment made into any guarantor will be made only by way of an intragroup loan documented under an intragroup loan in an agreed form; receivables under all such intragroup loans also will be subject to first priority security for the benefit of the holders of the New Notes.

Because a substantial portion of our assets will secure the New Notes, we will not have substantial remaining assets available to secure other indebtedness, and the indenture governing the New Notes significantly limits our ability to incur additional secured debt.  Accordingly, to the extent we required additional capital, there would not be substantial remaining assets available for incurring additional secured debt, which could have an adverse effect on the Company’s ability to consummate its business plan.

We may not have the ability to repurchase the New Notes if required upon the occurrence of a Change of Control (as defined in the New Notes Indenture) or repay the New Notes in cash at their maturity, and our future debt may contain limitations on our ability to pay cash as needed to repurchase or repay the New Notes

Holders of the New Notes will have the right to require us to repurchase for cash all or a portion of their New Notes at 101% of their principal amount, plus any accrued and unpaid interest, upon the occurrence of a Change of Control. We also will be required to repay the New Notes in cash at their maturity, unless earlier redeemed or repurchased. We may not have enough available cash or be able to obtain financing at the time of a Change of Control in order to make any required repurchases of the New Notes surrendered or to repay the New Notes at maturity.

In addition, our ability to repurchase the New Notes or to repay principal at maturity may be limited by law, regulatory authority, or agreements governing our future indebtedness. Our failure to repurchase the New Notes at a time when the repurchase is required by the New Notes Indenture or to repay the New Notes at maturity will constitute a default under the New Notes Indenture. A default under the New Notes Indenture, or the Change of Control itself, could also lead to a default and cross-acceleration under agreements governing our other present or future indebtedness. If the payment of the related indebtedness were to be accelerated after any applicable notice or grace periods, we may not have sufficient funds to repay the interest on such indebtedness and repurchase the New Notes or to repay the New Notes at maturity.

We may not be able to generate or raise sufficient cash to service our debt and sustain our operations

Our ability to make principal or interest payments when due on our indebtedness, including obligations under the New Notes, and to fund our ongoing operations, will depend on our future performance and ability to generate cash, which, to a certain extent, is subject to the success of our business strategy as well as general economic, financial, competitive, legislative, legal, regulatory and other factors, as well as other factors discussed in these “Risk Factors,” many of which are beyond our control.

We cannot assure you that our business will generate sufficient cash flows from operations, will achieve revenue growth, or that cost savings and operating improvements will be realized or that future debt and/or equity financing will be available to us in an amount sufficient to enable us to pay our debts when due, including the New Notes, or to fund our other liquidity needs.

If the Transactions are not consummated, our current cash flows from operations are unlikely to generate sufficient cash to enable our repayment of the Convertible Notes, to the extent such remained outstanding until maturity. Similarly, if the Transactions are consummated, the New Notes will have the same February 2027 maturity date as the Convertible Notes, and we will need to raise additional capital before the end of 2024 and seek to refinance or restructure the New Notes prior to maturity if we fail to improve our operating cash flows.

If our future cash flows from operations and other capital resources are insufficient to service our debt obligations and repay the same as they mature, or to fund our liquidity needs, we may be forced to:

●	reduce or delay our business activities and capital expenditures;

●	sell assets;

●	obtain additional debt or equity capital; or

●	restructure or refinance all or a portion of our debt, including the New Notes, on or before maturity.

The type, timing and terms of any future financing, restructuring, asset sales or other capital raising transactions will depend on our cash needs and the prevailing conditions in the financial markets. We cannot assure you that we would be able to accomplish any of these alternatives on a timely basis or on satisfactory terms, if at all. In such an event, we may not have sufficient assets to repay all of our debt.

Any failure to make payments on the New Notes on a timely basis would likely result in a reduction of our credit rating, which could also harm our ability to incur additional indebtedness. In addition, the terms of our debt, including the New Notes and the New Notes Indenture, will limit, and any future debt may limit, our ability to pursue any of these alternatives. Any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business, financial condition and results of operations. There can be no assurance that any assets that we could be required to dispose of could be sold or that, if sold, the timing of such sale and the amount of proceeds realized from such sale would be acceptable. Furthermore, the New Notes Indenture will contain covenants regarding permitted uses of the proceeds from asset sales that may require us to allocate such proceeds in a manner that is not optimal for the growth of our business. If our business does not generate sufficient cash flows from operations and if we are unsuccessful in raising additional capital, we may not have sufficient cash to service our debts and repay the same when due, including the New Notes, or to fund our other liquidity needs.

The Company will have the discretion to pay a portion of the interest on the New Notes in PIK interest rather than cash for any interest period

The New Notes bear interest of 6.00% per annum. For any interest period, the Company may elect, in its sole discretion, to pay up to 2.00% of the interest due on the New Notes in PIK interest rather than cash. In the event that the Company elects not to pay cash interest, the Company will pay interest on the New Notes by increasing the principal amount of the New Notes or by issuing additional New Notes as PIK interest. Accordingly, we cannot assure you that the Company will elect to pay the full amount of interest due in any interest period in the form of cash interest. As a result, holders of the New Notes could potentially receive only up to 4.00% cash interest on the New Notes for any interest period. The payment of PIK interest will increase the amount of the Company’s outstanding indebtedness and will accordingly increase the risks associated with the Company’s level of indebtedness.

Risks Related to the New Warrants

There will be no public market for the New Warrants. If the Transactions are consummated, the New Board may decide to delist our Class A ordinary shares and deregister the Company as an SEC reporting company, and in the event we are unable to comply with applicable continued listing standards the NYSE may initiate delisting proceedings against us

There will be no established public trading market for the New Warrants and we do not expect a market to develop. In addition, we do not intend to apply to list the New Warrants on any securities exchange or other recognized trading system. Without an active market, the liquidity of the New Warrants will be limited. This limited liquidity may substantially limit the ability of holders of the New Warrants to sell their New Warrants at a price and time when such holders want to sell them, and this may negatively affect the value of the New Warrants. Holders of New Warrants may not be able to sell their New Warrants at an acceptable price or at all.

In addition, our New Board could determine to voluntarily delist our Class A ordinary shares. Under the terms of the Transaction Support Agreement, we will only be required to undertake commercially reasonable efforts to maintain the NYSE listing (or a listing on Nasdaq or other reputable international stock exchange) for our Class A ordinary shares for a period of at least six months following execution of the Transaction Support Agreement (and in no event less than three months following the Closing Date); provided that this period will be automatically extended in order to ensure that individuals subject to our insider trading policies and applicable securities laws have at least 30 trading days during which they can trade in Class A ordinary shares in compliance with such policies and securities laws. We expect to have fewer than 300 shareholders of record of Class A ordinary shares following the consummation of the Reverse Stock Split. If the Company is no longer registered pursuant to Section 12(b) of the Exchange Act because the Class A ordinary shares are no longer listed on the NYSE, then having fewer than 300 shareholders of record would allow us to deregister as an SEC reporting company under Section 12(g) or Section 15(d) of the Exchange Act if the New Board determines it is in the interests of the Company to do so. In the New Registration Rights Agreement to be entered into at closing, the Company has agreed to provide at least 30 days notice to the Holders (as defined in the New Registration Rights Agreement) in the event it expects that it will no longer be subject to SEC reporting following the delisting of the Class A ordinary shares. If the New Board determines it is in the interests of the Company to deregister as an SEC reporting company, then the Company will take action to withdraw each of the Company’s then-effective registration statements, including this registration statement. If that happens, the Company may require holders of New Warrants to exercise such New Warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act (or any successor rule). See “Description of Securities — New Warrants — Cashless Exercise.” Accordingly, there is no assurance that the New Board will maintain a listing of the Class A ordinary shares or maintain Cazoo as an SEC reporting company. If the Class A ordinary shares are delisted, or Cazoo otherwise is not an SEC reporting company, shareholders may not be able to sell their Class A ordinary shares in the public market, including any Class A ordinary shares issuable upon exercise of the New Warrants, and the Class A ordinary shares and New Warrants may lose most or all of their value.

Further, if we fail to satisfy the NYSE’s continued listing requirements, we may be unable to maintain the listing of our Class A ordinary shares in the future. For example, Rules 802.01C and 802.01B of the NYSE Manual require, respectively, that listed companies maintain (i) an average closing share price of at least $1.00 over a consecutive 30 trading-day period and (ii) (a) an average global market capitalization over a consecutive 30 trading-day period of at least $50 million and a published stockholders’ equity of at least $50 million and/or (b) an average global market capitalization over a consecutive 30 trading-day period of at least $15 million. The NYSE may also delist a security if trading in the security is “abnormally low” in the view of the NYSE.

On September 19, 2023, we received a written notice (the “Market Capitalization Notice”) from the NYSE that we are not in compliance with the continued listing standards set forth in Rule 802.01B of the NYSE Listed Company Manual (the “NYSE Manual”) because our average global market capitalization over a consecutive 30 trading-day period was less than $50 million and, at the same time, our last reported shareholders’ equity was less than $50 million. On September 28, 2023, we received a written notice (the “Trading Standards Notice,” together with the Market Capitalization Notice, the “Listing Standards Notices”) from the NYSE that we are not in compliance with the continued listing standards set forth in Rule 802.01C of the NYSE Manual because the average closing price of our Class A ordinary shares over a consecutive 30 trading-day period was less than $1.00. We expect that the Reverse Stock Split will cure the minimum average closing price deficiency, and we intend to submit a plan to cure the deficiency set out in the Market Capitalization Notice and restore compliance with the NYSE continued listing standards within the required time periods; however, there can be no assurance that (i) if and when the Reverse Stock Split is implemented the price of our Class A ordinary shares will subsequently remain above the minimum $1.00 average closing price going forward or (ii) the NYSE will favorably determine that we have made a reasonable demonstration of an ability to conform with the relevant standards, or that any such plan, if implemented, will be successful and enable us to retain compliance. In addition, even if the aforementioned efforts are successful, our average global market capitalization over a consecutive 30 trading-day period could fall below $15 million following consummation of the Transactions, which would result in an automatic suspension of our listing, subject to the Company’s ability to appeal such suspension. See “Risks Related to the Ownership of our Securities, the Law of the Cayman Islands and Provisions of our Memorandum and Articles of Association — The NYSE may delist our Class A ordinary shares, or our New Board could decide to voluntarily delist our Class A ordinary shares beginning three months after the Closing Date of the Transactions, which could limit investors’ ability to transact in our securities, and subject us to additional trading restrictions” for more information.

If in the future we are unable to regain compliance with Rule 802.01B and/or Rule 802.01C of the NYSE Manual or we fail to comply with any of these and/or other applicable continued listing requirements, and the NYSE subsequently delists our Class A ordinary shares, holders of our Class A ordinary shares may not be able to resell their Class A ordinary shares in the public markets, and the Class A ordinary shares and New Warrants may lose most or all of their value.

The New Warrants will not be exercisable if our equity value does not reach or exceed certain amounts

The New Tranche 1 Warrants will become exercisable if our equity value reaches $525 million, the New Tranche 2 Warrants will become exercisable if our equity value reaches $1.025 billion and the New Tranche 3 Warrants will become exercisable if our equity value reaches $1.5 billion, in each case, subject to such equity value hurdles being achieved prior to expiration of the New Warrants. See “Description of Securities — New Warrants – Exercisability and Exercise Price.” If our equity value does not reach the specified hurdles, holder of the New Warrants will not be able to exercise the New Warrants. We cannot assure you that our equity value will ever reach any of the applicable hurdles. In the event no equity value hurdles have been achieved prior to expiration of the New Warrants, they will expire worthless.

The trading price of our Class A ordinary shares has been volatile, and an investment in the Class A ordinary shares issuable upon exercise of the New Warrants could be subject to significant volatility and lose value

The trading price of our Class A ordinary shares has been volatile, and an investment in the New Warrants and the Class A ordinary shares issuable upon exercise thereof could be subject to significant volatility and lose value. Factors such as actual or anticipated fluctuations in our financial results (including in connection with consummation of the Transactions) or the financial results of companies perceived to be similar to us, changes in market expectations about our operating results, including in connection with consummation of the Transactions, and the successes of competitors may, among other things, affect the value of the New Warrants and the price of our Class A ordinary shares issuable upon exercise thereof. As the Company does not intend to list the New Warrants on any securities exchange or arrange for the New Warrants to be traded on any over-the-counter market, it will be difficult to ascertain the value of the New Warrants at any given time other than by reference to the then current trading price of our Class A ordinary shares. See “Risks Related to the Ownership of Our Securities, the Law of the Cayman Islands and Provisions of Our Memorandum and Articles of Association — If our business and results of operations do not meet the expectations of investors, shareholders or financial analysts following the completion of Transactions, the market price of our securities may decline.” A significant drop in the price of our Class A ordinary shares could also expose us to the risk of securities class actions lawsuits, which could result in substantial costs and divert management’s attention and resources, which could adversely affect our business prospects, financial condition and results of operations.

An Existing Shareholder who exercises their New Tranche 1 Warrants and/or New Tranche 2 Warrants, following our achievement of the applicable equity value hurdle, prior to us reaching the third equity value hurdle will receive fewer Class A ordinary shares at a higher exercise price than those Existing Shareholders who exercise their New Tranche 1 Warrants and/or New Tranche 2 Warrants after the Company reaches the third equity value hurdle

The New Warrants are structured such that an Existing Shareholder may exercise a New Tranche 1 Warrant, a New Tranche 2 Warrant or a New Tranche 3 Warrant only when the equity value hurdle pertaining to such New Warrant tranche is reached. However, based on how the New Warrants are structured, an Existing Shareholder who exercises their New Tranche 1 Warrants and/or New Tranche 2 Warrants prior to us reaching the third equity value hurdle will receive fewer Class A ordinary shares at a higher exercise price than those Existing Shareholders who exercise their New Tranche 1 Warrants and/or New Tranche 2 Warrants only after the Company reaches the third equity value hurdle. There can be no assurance that we will achieve any equity value hurdle necessary for any tranche of the New Warrants to become exercisable.

For example, based on the number of Class A ordinary shares outstanding on September 22, 2023, if the equity value of the Company reaches $525 million, the New Tranche 1 Warrants would become exercisable for up to 422,098 Class A ordinary shares at an exercise price of $99.50 per share. If the Company’s equity value reaches $1.025 billion, based on the number of Class A ordinary shares outstanding on September 22, 2023, to the extent the New Tranche 1 Warrants have not been exercised, then the New Tranche 1 Warrants as of such date would become exercisable for up to 462,298 Class A ordinary shares at a reduced exercise price of $90.85 per share. If the Company’s equity value reaches $1.5 billion, based on the number of Class A ordinary shares outstanding on September 22, 2023, to the extent the New Tranche 1 Warrants have not been exercised, then the New Tranche 1 Warrants as of such date would become exercisable for 510,961 Class A ordinary shares at a reduced exercise price of $82.20 per share.

Similarly, based on the number of Class A ordinary shares outstanding on September 22, 2023, if the Company’s equity value reaches $1.025 billion, New Tranche 2 Warrants would become exercisable for 462,298 Class A ordinary shares at an exercise price of $177.37 per share. If the Company’s equity value reaches $1.5 billion, based on the number of Class A ordinary shares outstanding on September 22, 2023, to the extent the New Tranche 2 Warrants have not been exercised, then the New Tranche 2 Warrants as of such date would become exercisable for 510,961 Class A ordinary shares at a reduced exercise price of $160.48 per share.

Therefore, a holder of New Warrants who does not exercise any New Warrants until the third equity value threshold is reached, if ever, would receive more value for its New Tranche 1 Warrant and the New Tranche 2 Warrant than a holder of New Warrants who exercises some or all of its New Tranche 1 Warrant or New Tranche 2 Warrant when the first or second equity value threshold, as applicable, is reached.

The number of Class A ordinary shares issuable upon exercise of the New Warrants will not be adjusted for all dilutive events

The number of Class A ordinary shares issuable upon exercise of the New Warrants is subject to adjustment for certain events, including, but not limited to, stock splits, reverse stock splits and recapitalizations as described below under “Description of Securities — New Warrants.” The number of Class A ordinary shares issuable upon exercise of the New Warrants will not be adjusted, however, for other events that may adversely affect the value of the New Warrants or the market price of the Class A ordinary shares, such as the issuance of additional equity securities at any price or securities convertible into or exercisable or exchangeable for equity securities.

The terms of the New Warrants may be amended in a manner adverse to a holder if holders of the majority of the then outstanding New Warrants approve of such amendment

The New Warrant Agreements that will govern the New Warrants will provide that (a) the terms of the New Warrants may be amended without the consent of any holder for the purpose of (i) curing any ambiguity or correcting any defective provision or (ii) making any provisions with respect to matters or questions arising under each Warrant Agreement as the parties to such Warrant Agreement may deem necessary or desirable and that do not adversely affect the interests of the registered holders of the New Warrants under such New Warrant Agreement in any material respect and (b) other modifications or amendments require the vote or written consent of at least the holders of a majority of the New Warrants then outstanding and issued pursuant to such New Warrant Agreement.

Accordingly, the terms of the New Warrants may be amended in a manner adverse to a holder if holders of a majority of the then outstanding New Warrants issued pursuant to such New Warrant Agreement approve of such amendment. Although our ability to amend the terms of our New Warrants with the consent of the holders of a majority of the then outstanding New Warrants is very broad, no modification of the terms upon which the New Warrants are exercisable may be made without the consent of the holders of each New Warrant affected thereby.

Our Existing Warrants may be exercised for Class A ordinary shares, which would increase the number of shares eligible for future resale in the public market and result in dilution to our shareholders

Outstanding Existing Warrants to purchase up to an aggregate of 2,062,728 Class A ordinary shares may be exercised in accordance with the terms of the Existing Warrant Agreement governing those securities. The Existing Warrants became exercisable on October 30, 2021. The exercise price of the Existing Warrants is currently $230.00 per share. The number of shares issuable upon exercise of the Existing Warrants, and the related exercise price, will be further adjusted upon consummation of the Reverse Stock Split. To the extent such Existing Warrants are exercised, additional Class A ordinary shares will be issued, which will result in dilution to the then-holders of Class A ordinary shares and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market or the fact that such Existing Warrants may be exercised could adversely affect the market price of our Class A ordinary shares.

The exercise of New Warrants constitutes a separate investment decision, the merits and risks of which may not have been fully addressed herein

The information contained herein may not contain all information necessary to allow holders of the New Warrants to make an informed decision with respect to the exercise of the New Warrants in the future. In particular, our prospects, business, financial condition and results of operations will change between the date hereof and the exercise date of any New Warrant, and the disclosures included herein, including those related to the tax consequences of acquiring, holding, selling or otherwise transferring New Warrants, may no longer be accurate as of such exercise date. Any such changes may be important to the holder in making a decision whether to exercise New Warrants at such time. The holder should consult its investment, tax and other advisors as needed to make an investment decision at such time.

Risks Related to the Ownership of our Securities, the Law of the Cayman Islands and Provisions of our Memorandum and Articles of Association

If our business and results of operations do not meet the expectations of investors, shareholders or financial analysts following the completion of the Transactions, the market price of our securities may decline

If our business, financial condition, results of operations and prospects do not meet the expectations of investors or securities analysts following the completion of the Transactions, the market price of our securities may decline. Fluctuations in the price of our securities could contribute to the loss of all or part of your investment. Any of the factors listed below could have a material adverse effect on your investment in our securities and our securities may trade at prices significantly below the price you paid for them. In these circumstances, the trading price of our securities may not recover and may experience a further decline.

Factors affecting the trading price of our securities may include:

●	actual or anticipated fluctuations in our financial results (including in connection with the implementation of our Revised Business Plans) or the financial results of companies perceived to be similar to us;

●	changes in the market’s expectations about our operating results, including in connection with the completion of the Transactions;

●	the successes of competitors;

●	our operating results failing to meet the expectation of securities analysts or investors in a particular period;

●	our ability to execute and achieve the benefits of the Transactions;

●	changes in financial estimates and recommendations by securities analysts concerning us or the industry in which we operate;

●	operating and share price performance of other companies that investors deem comparable to us;

●	our ability to market new and enhanced products on a timely basis;

●	changes in laws and regulations affecting our business;

●	the commencement of, or involvement in, litigation;

●	changes in our capital structure, such as future issuances of securities, the impact of the Reverse Stock Split, or the incurrence of additional debt;

●	the volume of our Class A ordinary shares available for public sale;

●	any major change in our Board or management;

●	sales of substantial amounts of our securities by our directors, executive officers or significant shareholders, or the perception that such sales could occur;

●	general economic and political conditions such as recessions, interest rates, inflation, fuel prices, international currency fluctuations and acts of war or terrorism;

●	inability to raise new capital when needed on acceptable terms; and

●	material changes to commercial terms with our suppliers and partners.

Broad market and industry factors may materially harm the market price of our securities irrespective of our operating performance. The stock market in general, and the NYSE, have experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. The trading prices and valuations of these stocks, and of our securities, may not be predictable. A loss of investor confidence in the market for the stocks of other companies that investors perceive to be similar to us could depress our share price regardless of our business, prospects, financial conditions or results of operations. A decline in the market price of our securities also could adversely affect our ability to issue additional securities and our ability to obtain additional financing in the future.

In the past, companies that have experienced volatility in the market price of their securities have been subject to securities class action litigation. We may be the target of this type of litigation in the future, which could result in substantial costs and divert our management’s attention. In addition, you should not rely on our past results as an indication of our future performance. This variability and unpredictability could also result in our failing to meet the expectations of industry or financial analysts or investors for any period. If our revenue or operating results fall below the expectations of analysts or investors or below any forecasts we may provide to the market, or if the forecasts we provide to the market are below the expectations of analysts or investors, the prices of our securities could decline substantially. Such price declines could occur even when we have met any previously stated revenue or earnings forecasts that we may provide.

The NYSE may delist our Class A ordinary shares, or our New Board could decide to voluntarily delist our Class A ordinary shares beginning three months after the Closing Date of the Transactions, which could limit investors’ ability to transact in our securities, and subject us to additional trading restrictions

Our Class A ordinary shares are listed on the NYSE. Although we were able to meet their initial listing requirements, we may be unable to maintain the listing of our Class A ordinary shares in the future. We received a notice on July 15, 2022 from the NYSE that we were not in compliance with the continued listing standards set forth in Rule 802.01C of the NYSE Manual that require listed companies to maintain an average closing share price of at least $1.00 over a consecutive 30 trading-day period. In response to the NYSE notice, the Board approved a consolidation of the Company’s issued and unissued share capital at a ratio of 1-for-20 (the “First Reverse Stock Split”), which became effective on February 8, 2023. The Class A ordinary shares began trading on a split-adjusted basis on Thursday, February 9, 2023.

Rule 802.01B of the NYSE Manual provides that a company will be considered to be below compliance if (i) its average global market capitalization over a consecutive 30 trading-day period is less than $50 million and its published stockholders’ equity is less than $50 million and/or (ii) its average global market capitalization over a consecutive 30 trading-day period is less than $15 million. In addition, under Rule 802.01B of the NYSE Manual the NYSE may commence delisting procedures when a company’s listed securities experience an abnormally low selling price.

On September 19, 2023, we received the Market Capitalization Notice from the NYSE that we are not in compliance with the continued listing standards set forth in Rule 802.01B of the NYSE Manual because our average global market capitalization over a consecutive 30 trading-day period was less than $50 million and, at the same time, our last reported shareholders’ equity was less than $50 million. We have notified the NYSE that we intend to submit a plan to cure the deficiency and restore our compliance with the NYSE continued listing standards. In accordance with applicable NYSE procedures, we have 90 days from receipt of the Market Capitalization Notice to submit a plan advising the NYSE of the definitive action we have taken, or are taking, that would bring the Company into compliance with the minimum global market capitalization listing standard within 18 months of receipt of the Market Capitalization Notice (the “Cure Period”). We intend to develop and submit a plan to bring the Company into compliance with the NYSE continued listing standards within the required timeframe by pursuing measures that are in the best interests of the Company, our shareholders and other stakeholders. The NYSE will review the plan and, within 45 days of its receipt, determine whether we have made a reasonable demonstration of an ability to conform to the relevant standards in the Cure Period. The Market Capitalization Notice has no immediate impact on the listing of the Class A ordinary shares. If the NYSE accepts the plan, the Class A ordinary shares will continue to be listed and traded on the NYSE during the Cure Period, subject to our compliance with other NYSE continued listing standards and continued periodic review by the NYSE of our progress with respect to our plan. The Class A ordinary shares will continue to trade on the NYSE under the symbol “CZOO” with the designation of “.BC” to indicate the status of the shares as “below criteria.” There can be no assurance that the NYSE will favorably determine that we have made a reasonable demonstration of an ability to conform with the relevant standards, or that any such plan, if implemented, will be successful and enable us to retain compliance. If the plan is not submitted on a timely basis or is not accepted by the NYSE, or if the plan is implemented but does not result in us regaining compliance with the continued listing standards, the NYSE could initiate delisting proceedings.

On September 28, 2023, we received the Trading Standards Notice from the NYSE that we are not in compliance with the continued listing standards set forth in Rule 802.01C of the NYSE Manual because the average closing price of our Class A ordinary shares over a consecutive 30 trading-day period was less than $1.00. Pursuant to Rule 802.01C, we have a period of six months following the receipt of the Trading Standards Notice to regain compliance with the minimum average closing price requirement. In accordance with the NYSE Manual, we notified the NYSE within 10 business days of receipt of the Trading Standards Notice of our intent to cure the deficiency. We can regain compliance with the minimum average closing price requirement at any time during the six-month cure period if, on the last trading day of any calendar month during the cure period our Class A ordinary shares have a closing price of at least $1.00 and an average closing price of at least $1.00 over the 30 trading-day period ending on the last trading day of that month. If at the expiration of the six-month cure period we have not regained compliance with Rule 802.01C, the NYSE will commence suspension and delisting procedures. We expect that the Reverse Stock Split will cure the minimum average closing price deficiency. However, there can be no assurance that our shareholders will approve the Reverse Stock Split or that, if and when the Reverse Stock Split is implemented, that our Class A ordinary shares will continue to trade above the minimum $1.00 average closing price going forward.

In addition, our New Board could determine to voluntarily delist our Class A ordinary shares. Under the terms of the Transaction Support Agreement, we will only be required to undertake commercially reasonable efforts to maintain the NYSE listing (or a listing on Nasdaq or other reputable international stock exchange) for our Class A ordinary shares for a period of at least six months following execution of the Transaction Support Agreement (and in no event less than three months following the Closing Date); provided that this period will be automatically extended in order to ensure that individuals subject to our insider trading policies and applicable securities laws have at least 30 trading days during which they can trade in Class A ordinary shares in compliance with such policies and securities laws. Accordingly, there is no assurance that the New Board will maintain a listing of the Class A ordinary shares, and therefore shareholders may not be able to trade the Class A ordinary shares, including any Class A ordinary shares issuable upon exercise of the New Warrants and the New Shares, and the Class A ordinary shares and the New Warrants may lose most or all of their value.

If the NYSE subsequently delists our Class A ordinary shares, or we voluntarily delist our Class A ordinary shares, we could face significant material adverse consequences, including:

●	a limited availability of market quotations for our Class A ordinary shares;

●	reduced liquidity for our Class A ordinary shares;

●	determination that our Class A ordinary shares are a “penny stock” which will require brokers trading our Class A ordinary shares to provide a statement explaining why they have determined that penny stocks are a suitable investment for the investor, resulting in a reduced level of trading of our Class A ordinary shares;

●	a limited amount of, or no, news and analyst coverage;

●	a decreased ability to issue additional Class A ordinary shares or obtain additional financing in the future; and

●	the triggering of a “Fundamental Change” under the Convertible Notes, if such delisting occurs prior to the Closing Date or if the Transactions are not consummated, requiring us to repurchase for cash the Convertible Notes at 100% of their principal amount, plus any accrued and unpaid interest thereon.

If securities analysts do not publish research or reports about our business or if they downgrade our Class A ordinary shares or our industry, our share price and trading volume could decline

The trading market for our Class A ordinary shares relies in part on the research and reports that industry or financial analysts publish about our business. We do not control these analysts. If one or more of the analysts who do cover us downgrade our Class A ordinary shares or industry, or the shares of any of our competitors, or publish inaccurate or unfavorable research about our business, the price of our Class A ordinary shares could decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, we could lose visibility in the market, which in turn could cause our share price or trading volume to decline.

Future resales of our Class A ordinary shares, or Class A ordinary shares issuable upon the exercise of Existing Warrants and/or New Warrants or issuable upon the exercise of outstanding stock options or other stock options or other equity securities which may be issued in the future, may cause the market price of our Class A ordinary shares to drop significantly, even if our business is doing well

The sale or possibility of sale of our Class A ordinary shares, or Class A ordinary shares issuable upon the exercise of Existing Warrants and/or New Warrants or issuable upon the exercise of outstanding stock options or other stock options or other equity securities which may be issued in the future, could have the effect of increasing the volatility in the value of our Class ordinary shares or putting significant downward pressure on the price of our Class A ordinary shares.

We may issue additional Class A ordinary shares or other equity or equity-linked securities, which would dilute the interests of our then existing shareholders and may depress the market price of our Class A ordinary shares

Following the completion of the Transactions, we may issue additional Class A ordinary shares or other equity or equity-linked securities in the future in connection with, among other things, future capital raising and transactions and future acquisitions, without shareholder approval in many circumstances. We may also issue additional Class A ordinary shares upon exercise of our Existing Warrants, New Warrants and/or issuance of new equity securities in connection with the MIP. See “Risks Related to the Transactions — The exchange of the Convertible Notes for the New Notes and New Shares of the Company will significantly dilute our shareholders.”

Our issuance of additional Class A ordinary shares or other equity or equity-linked securities would have the following effects:

●	our shareholders’ proportionate ownership interest in us may decrease;

●	the amount of cash available per share, including for payment of dividends in the future, may decrease;

●	the relative voting power of each previously outstanding Class A ordinary share may be diminished; and

●	the market price of our Class A ordinary shares may decline.

Any future issuances of our Class A ordinary shares may be dilutive to current holders of Class A ordinary shares and negatively impact the value of your investment.

Fluctuations in operating results, quarter to quarter earnings and other factors, including incidents involving customers and negative media coverage, may result in significant decreases in the price of our securities

The stock market experiences volatility that is often unrelated to operating performance. These broad market fluctuations may adversely affect the trading price of our Class A ordinary shares and, as a result, there may be significant volatility in the market price of our Class A ordinary shares. In addition, the price of our securities could fluctuate significantly for various reasons, many of which are outside our control, such as our performance, large purchases or sales of the Class A ordinary shares, legislative changes and general economic, political or regulatory conditions. Separately, if we are unable to achieve profitability in line with investor expectations, the market price of our Class A ordinary shares will likely decline when it becomes apparent that the market expectations may not be realized.

In addition to operating results, many economic and seasonal factors outside of our control could have an adverse effect on the price of our Class A ordinary shares and increase fluctuations in our results. These factors include certain of the risks discussed herein, operating results of other companies in the same industry, changes in financial estimates or recommendations of securities analysts, speculation in the press or investment community, negative media coverage or risk of proceedings or government investigation, change in government regulation, foreign currency fluctuations and uncertainty in tax policies, the possible effects of war, terrorist and other hostilities, other factors affecting general conditions in the economy or the financial markets or other developments affecting the vehicle industry.

Because we are incorporated under the laws of the Cayman Islands, you may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. Federal courts may be limited

We are an exempted company incorporated under the laws of the Cayman Islands. As a result, it may be difficult for investors to effect service of process within the United States upon our directors or officers, or enforce judgments obtained in the United States courts against our directors or officers.

Our corporate affairs are governed by the Articles, the Companies Act and the common law of the Cayman Islands. We are also subject to the federal securities laws of the United States. The rights of shareholders to take action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors to the Company under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority, but are not binding on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are different from what they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws as compared to the United States, and certain states, such as Delaware, may have more fully developed and judicially interpreted bodies of corporate law. In addition, shareholders of Cayman Islands companies may not have standing to initiate a shareholders derivative action in a Federal court of the United States.

We have been advised by Maples and Calder, our Cayman Islands legal counsel, that the courts of the Cayman Islands are unlikely (i) to recognize or enforce against us judgments of courts of the United States predicated upon the civil liability provisions of the federal securities laws of the United States or any state; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against us predicated upon the civil liability provisions of the federal securities laws of the United States or any state, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the Board or the New Board (as applicable) or controlling shareholders than they would as public shareholders of a corporation incorporated in the United States.

We do not currently intend to pay dividends on our Class A ordinary shares and, consequently, a shareholder’s ability to achieve a return on its investment will depend on appreciation in the price of our Class A ordinary shares

We currently intend to retain our future earnings, if any, to finance the further development and expansion of our business and do not intend to pay cash dividends in the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements and future agreements and financing instruments, business prospects and such other factors as our board of directors deems relevant. As a result, a shareholder’s ability to achieve a return on their investment in our Class A ordinary shares will depend on appreciation in the price of our Class A ordinary shares.

Provisions in our Articles may inhibit a takeover of the Company, which could limit the price investors might be willing to pay in the future for our Class A ordinary shares and could entrench management

Our Articles currently contain provisions that may discourage unsolicited takeover proposals that shareholders may consider to be in their best interests. These provisions currently include that the Board is classified into three classes of directors. As a result, in most circumstances, a person can gain control of the Board only by successfully engaging in a proxy contest at two or more annual general meetings. Our authorized but unissued Ordinary Shares and preference shares will be available for future issuances without shareholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved Ordinary Shares and preference shares could render more difficult or discourage an attempt to obtain control of the Company by means of a proxy contest, tender offer or otherwise that could involve the payment of a premium over prevailing market prices for our Class A ordinary shares. Following the Closing Date, the New Board and the holders of the New Shares could act to amend the Articles, resulting in the modification or removal of one or more of the foregoing provisions and/or the addition of further provisions that discourage a takeover of the Company.

We are a foreign private issuer, and as such are exempt from certain provisions of U.S. securities laws applicable to U.S. domestic public companies

Because we qualify as a foreign private issuer, we are exempt from certain provisions of the securities rules and regulations in the U.S. that are applicable to U.S. domestic issuers, including: (i) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q and current reports on Form 8-K; (ii) the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; (iii) the sections of the Exchange Act related to short-swing profit disgorgement and the disclosure of beneficial ownership of directors, executive officers and 10% or greater shareholders; and (iv) the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we have been publishing certain quarterly financial information as press releases, distributed pursuant to the rules and regulations of the NYSE. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

As a foreign private issuer, we generally are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NYSE corporate governance listing standards applicable to U.S. domestic companies; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the NYSE corporate governance listing standards

We are considered a foreign private issuer as such term is defined in Rule 405 under the Securities Act. The NYSE rules generally permit a foreign private issuer like us to follow the corporate governance practices of our home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE corporate governance listing standards.

Among other things, we are not required to: (i) have a majority of the Board be independent; (ii) have a compensation committee consisting entirely of independent directors; (iii) have a nominating and corporate governance committee consisting entirely of independent directors; (iv) obtain shareholders’ approval for issuance of securities in certain situations; or (v) have regularly scheduled executive sessions with only independent directors each year. We may continue to follow our home country’s corporate governance practices as long as we remain a foreign private issuer. As a result, our securityholders will not have the benefit of all of the NYSE corporate governance rules that apply to U.S. domestic companies.

We may lose our foreign private issuer status in the future, which could result in significant additional cost and expense

The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to Cazoo on June 30, 2024.

In the future, we would lose our foreign private issuer status if both (1) a majority of our shareholders are U.S. residents, and (2) either (a) a majority of our directors or executive officers are U.S. citizens or residents, (b) more than 50% of our assets are located in the United States or (c) our business is administered principally in the United States. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher. If we are not a foreign private issuer, we will be required to prepare our financial statements in compliance with U.S. GAAP rather than IFRS as adopted by the IASB. In addition, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. For example, the annual report on Form 10-K requires domestic issuers to disclose executive compensation information on an individual basis with specific disclosure regarding compensation philosophy, objectives, annual total compensation (base salary, bonus, and equity compensation) and potential payments in connection with change in control, retirement, death or disability, while the annual report on Form 20-F permits foreign private issuers to disclose compensation information on an aggregate basis. We would also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors, and principal shareholders would become subject to the related to short-swing profit disgorgement and the disclosure of beneficial ownership of directors, executive officers and 10% or greater shareholders. We may also be required to modify certain of our policies to comply with good governance practices associated with U.S. domestic issuers. Such conversion and modifications will involve additional costs. In addition, we would lose our ability to rely upon exemptions from certain corporate governance requirements on the NYSE that are available to foreign private issuers.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements in this prospectus constitute forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that do not directly or exclusively relate to historical facts. You should not place undue reliance on such statements because they are subject to numerous uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control. Forward-looking statements include information concerning our possible or assumed future results of operations, including descriptions of our business strategy. These statements are often, but not always, made through the use of words or phrases such as “believe,” “anticipate,” “could,” “may,” “would,” “should,” “intend,” “plan,” “potential,” “predict,” “forecast,” “will,” “expect,” “budget,” “contemplate,” “believe,” “estimate,” “continue,” “project,” “positioned,” “strategy,” “outlook” and similar expressions. You should read statements that contain these words carefully because they:

●	discuss future expectations;

●	contain projections of future results of operations or financial condition; or

●	state other “forward-looking” information.

All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. We believe it is important to communicate our expectations to our security holders. However, there may be events in the future that we are not able to predict accurately or over which we have no control. The risk factors and cautionary language discussed in this prospectus provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described by us in such forward-looking statements, including among other things:

●	risks related to the consummation of the Transactions;

●	the implementation of and expected benefits from our Business Realignment Plan, the winddown of operations in mainland Europe, the Revised 2023 Plan, and other cost-saving initiatives;

●	prospects for reaching and maintaining profitability and positive cash flow in the future;

●	global inflation and cost increases for labor, fuel, materials and services;

●	geopolitical and macroeconomic conditions and their impact on prices for goods and services and on consumer discretionary spending;

●	having access to suitable and sufficient vehicle inventory for resale to customers and reconditioning and selling inventory expeditiously and efficiently;

●	availability of credit for vehicle and other financing and the affordability of interest rates;

●	increasing Cazoo’s service offerings and price optimization;

●	effectively promoting Cazoo’s brand and increasing brand awareness;

●	expanding Cazoo’s product offerings and introducing additional products and services;

●	enhancing future operating and financial results;

●	achieving our long-term growth goals;

●	acquiring and integrating other companies;

●	acquiring and protecting intellectual property;

●	attracting, training and retaining key personnel;

●	complying with laws and regulations applicable to Cazoo’s business;

●	risks related to the consummation of the Transactions;

●	our inability to consummate the Transactions contemplated by the Transaction Support Agreement as scheduled or at all, including by not receiving shareholder approval of the Transactions;

●

the volatility of the trading price of our Class A ordinary shares, which has increased as a result of announcing the Transactions and may increase as a result of the issuance of additional Class A ordinary shares and warrants pursuant to the Transaction Support Agreement;

●	our inability to comply with the restrictive debt covenants contained in the New Notes;

●	Cazoo’s ability to regain compliance with the continued listing standards of the NYSE as set forth in Section 802.01B and Rule 802.01C of the NYSE Manual within the applicable cure period; and

●	Cazoo’s ability to continue to comply with applicable listing standards of the NYSE.

These and other factors are more fully discussed in the “Risk Factors” section and elsewhere in this prospectus. These risks could cause actual results to differ materially from those implied by the forward-looking statements contained in this prospectus.

All forward-looking statements included herein attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable laws and regulations, we undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

USE OF PROCEEDS

We are issuing the New Warrants for no consideration to the Existing Shareholders; therefore, we will not receive any proceeds from the issuance of the New Warrants. Based on the number of Class A ordinary shares outstanding on September 22, 2023, we would receive up to an aggregate of approximately $250 million from the exercise of the New Warrants, assuming (i) the requisite equity value hurdles with respect to each tranche of the New Warrants is achieved and as a result all New Warrants have become exercisable and (ii) the exercise in full of all the New Warrants for cash at the initial exercise price of each tranche. If the exercise price of all of the New Tranche 1 Warrants and all of the New Tranche 2 Warrants is reduced because none of such New Warrants are exercised until the third equity value is reached, then the maximum amount we would receive upon exercise of all of the New Warrants for cash would be unchanged. To the extent that any of the New Warrants are exercised on a “cashless basis,” the amount of cash we would receive from the exercise of the New Warrants will decrease.

We expect to use the net proceeds from the exercise of the New Warrants, if any, for general corporate purposes. Our management will have broad discretion over the use of any proceeds from the exercise of the New Warrants. There is no assurance that the holders of the New Warrants will elect to exercise any or all of the New Warrants. We will not receive any proceeds from the resale by the selling securityholders of any Class A ordinary shares.

CAPITALIZATION

The following table sets forth our unaudited consolidated capitalization and indebtedness as of June 30, 2023 (i) on an actual basis and (ii) as adjusted to give pro forma effect to (a) the consummation of the Exchange Offer, assuming 100% participation, (b) implementation of the Reverse Stock Split and the Share Increase and (c) the issuance of the New Warrants. The table does not give effect to any proceeds that may be received by us in connection with any exercise of the New Warrants issued in connection with the Transactions. The data in the table is derived from, and should be read in conjunction with, our unaudited consolidated statement of financial position as of June 30, 2023, included elsewhere in this prospectus.

	As of June 30, 2023
(£ in thousands)	Actual	As adjusted

Third party debt:
Secured asset financing(1)	3,362	3,362
Subscription facility(2)	746	746
Stocking loan facilities(3)	82,368	82,368
Convertible Notes(4)	276,417	—
Convertible Notes embedded derivative	78,978	—
Warrants(5)	16	18,045
New senior secured notes(6)	—	70,941
Total third-party debt	441,887	175,462

Total cash and cash equivalents and restricted cash	194,578	194,578

Share capital	55	55
Share premium	925,637	925,637
Merger reserve	420,834	420,834
Retained earnings	(1,427,344)	(1,160,919)
Foreign currency translation reserve	2,885	2,885
Total equity	(77,933)	188,492

(1)	Secured and unguaranteed.

(2)	Secured and unguaranteed.

(3)	All of our stocking loan facilities are secured. Of the aggregate £82.4 million outstanding under our stocking loan facilities as of June 30, 2023, £78.0 million was outstanding under guaranteed facilities.

(4)	The Convertible Notes are not secured by any of our assets and are not guaranteed by any of our subsidiaries.

(5)

Reflects the Existing Warrants in addition to the New Warrants having been issued to the Existing Shareholders. The New Warrants are recorded at fair value upon establishment and revalued at the period end through the income statement.

(6)	Assumes that $200 million aggregate principal amount of New Notes are issued upon completion of the Exchange Offer and that interest on the New Notes for each interest period is paid at the rate of 4.00% cash and 2.00% PIK. The New Notes have been recorded at fair value as at June 30, 2023. The New Notes will be senior secured obligations of the Company, guaranteed by all of the Company’s subsidiaries organized in the United Kingdom (subject to customary exceptions and limitations) and, subject to a materiality threshold and guarantor coverage test, will be guaranteed by other subsidiaries of the Company and secured by a fixed charge over the shares in each such guarantor, the bank accounts (subject to customary exceptions) of such guarantors and an assignment of all intragroup receivables owing to such guarantors, as well as a floating charge over certain of the assets of such guarantors (subject to customary exclusions and limitations, including agreed security principles).

DIVIDEND POLICY

We have not paid any cash dividends on our Class A ordinary shares to date and do not intend to pay cash dividends for the foreseeable future. The payment of cash dividends in the future will be dependent upon our revenues and earnings, if any, capital requirements, contractual limitations (including as may be set forth in the New Notes Indenture), market conditions and our general financial condition. The payment of any cash dividends will be within the discretion of our board of directors at such time.

BUSINESS

Investors should read this section in conjunction with the more detailed information about the Company contained in this prospectus, including Cazoo’s audited consolidated financial statements an unaudited condensed consolidated interim financial statements and the other information appearing in the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors.”

About the Company

Cazoo Group Ltd, a UK online used car retailer, makes buying and selling a car as simple as ordering any other product online. Cazoo was founded in December 2018 by Alex Chesterman OBE, Executive Chairman of Cazoo, one of Europe’s most successful serial digital entrepreneurs who previously founded LoveFilm and Zoopla, with the aim of transforming the used car market in the UK.

The Company’s legal and commercial name is Cazoo Group Ltd. The Company was incorporated under the laws of the Cayman Islands as an exempted company on March 24, 2021, solely for the purpose of effectuating the De-SPAC Transactions, which were consummated on August 26, 2021. Prior to the De-SPAC Transactions, the Company owned no material assets and did not operate any business.

Upon the closing of the De-SPAC Transactions, the Company’s Class A ordinary shares became listed on the NYSE under the symbol “CZOO” and we received proceeds of approximately $836 million, net of fees. In February 2022, we issued, via a private placement, 2.00% Convertible Senior Notes (the “Notes”) in an aggregate principal amount of $630 million. The Convertible Notes are currently convertible into Class A ordinary shares at a conversion price of $100.00 per share.

The Company’s principal executive office is located at 41 Chalton Street, London, NW1 1JD, and its telephone number is +44 20 3901 3488.

The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC which is accessible at www.sec.gov. Since the Company is a “foreign private issuer,” it is exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and its officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act with respect to their purchase and sale of the Company’s shares. In addition, the Company is not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. public companies whose securities are registered under the Exchange Act. However, it is required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm.

The Company’s website address is www.cazoo.co.uk. The information contained on the Company’s website does not form a part of, and is not incorporated by reference into, the registration statement of which this prospectus forms a part.

Business Overview

Our Company

Cazoo is a UK online used car retailer. Cazoo was founded with a mission to transform the car buying and selling experience across the UK by providing better selection, transparency, and convenience. Our aim is to make buying or selling a car no different to ordering any other product online, where consumers can simply and seamlessly buy, sell and finance a car entirely online on our platform for delivery or collection. Since our launch in the UK in December 2019, we have sold more than 130,000 cars to Retail customers across the UK as of June 30, 2023.

Markets

In 2021 and 2022 we pursued a strategy of expanding operations into the EU through a number of acquisitions, ultimately launching in Germany, France, Italy and Spain. Following a strategic review of our EU business, which completed in September 2022, we determined that the appropriate decision for Cazoo was to withdraw from the EU to focus on the UK market. The decision to withdraw was based on the material further investment required for Cazoo to scale its operations in the EU and the conflict this had with the Company’s priorities of cash conservation and achieving profitability in the UK. We withdrew from EU operations in the first half of 2023, having sold or wound down our businesses there. Our focus is now entirely on the UK market, which consists of approximately seven million used car transactions annually, worth approximately £100 billion.

The Cazoo Platform

We are a highly data-driven Company and use proprietary data and algorithms to both purchase vehicles and to price them for sale. Our end-to-end digital platform offers customers in the UK a choice of used vehicles of different makes and models for acquisition, and an opportunity to sell their car without an obligation to buy a car from us. Other options available to the customer include part-exchanging their current vehicle as a form of partial payment for a Cazoo car, as well as options to finance a car purchase. Our customer proposition continues to evolve over time as we adjust to the market backdrop and needs of the customer.

Vehicle lifecycle

Vehicle Acquisition

We purchase the cars we believe are best suited for our customers and platform. Our purchasing strategy focuses on optimizing our purchasing channels, balanced with car desirability and profitability. We use a data-driven algorithmic approach, derived from a mix of our first-party data (including Cazoo website searches and intent to buy, sales volumes, days to sale) and third-party data sources, to determine which cars to purchase.

We acquire our used vehicle inventory from a variety of sources, including used-car auctions, corporate suppliers such as vehicle finance, leasing, and rental companies, as well as directly from consumers (including via part-exchanges). During 2022, we scaled purchasing cars directly from consumers outside of part-exchanges, via our direct car buying channel in the UK and in the six months ended June 30, 2023 49% of retail units sold were sourced directly from consumers. Vehicles sourced directly from consumers reduce the need to source from third parties and this approach typically lowers the like-for-like cost of acquiring the vehicle.

In the period ended June 30, 2023, we purchased from different supplier sources as follows:

Channel	% of Total
Corporate	19%
Auction	25%
Consumer	49%
Other	8%
Total	100%

We partner with third-party lenders to finance the purchases of our inventory. We had £82.4 million drawn under stocking loans on June 30, 2023, which enables capital efficient inventory acquisition.

Reconditioning

Each of our cars undergoes an inspection and is reconditioned to a high standard at our preparation facilities before being offered for sale. As of June 30, 2023, we operated from a network of three retail preparation centers and one wholesale preparation center. These three retail preparation centers provide us with the potential to recondition just over 85,000 cars per year.

We typically own the vehicles we recondition and sell, helping us to ensure the quality of our offering.

Customer Centers

As of June 30, 2023, we operated seven Cazoo Customer Centers. These Customer Centers are located in the most geographically optimal locations in order to maximize the number of customers who can come to a center to pick up their car and to make our logistics network more efficient. We store, distribute, prepare and hand over cars for delivery at these centers. We continue to operate a Customer Services site which handles customer queries and is a satellite office.

Delivery and Collection

Our logistics infrastructure covers the UK (excluding Northern Ireland) and offers a high-quality delivery experience with in-house storage, distribution and car service. Customers can have their car delivered to their door or they can collect it from one of our Customer Centers. Cars being transported to and from the vehicle preparation centers or Customer Centers and the customer, and between our sites, are transported by our own and leased fleet of 190 transporters as of June 30, 2023 and employed drivers supported by third-party providers.

Vehicle Sales and Other Sales

When it comes to selling a car, our main channel is Retail (directly to retail consumers) primarily through our website www.cazoo.co.uk. The secondary channel is Wholesale where we sell vehicles through car auctions to trade buyers and other customers. We continue to recognize revenue for subscription services and third-party reconditioning while these services are being wound down. Customers can return a purchased car under our Terms & Conditions and receive a refund.

During the six-month period ended June 30, 2023, revenue generated from retail sales through our platform was £376 million, with 22,438 retail units sold; revenue generated from wholesale sales was £36 million; revenue generated from other sales was £6 million. Please refer to the “Accounting Policies ⸺ Revenue” in the Notes to the audited consolidated financial statements.

Financing

We work with partners including Black Horse, Santander and Evolution Funding (a broker with a panel of different lenders) to offer our customers the ability to finance their Cazoo car. As we are a credit broker, not a lender, we aim to find the most competitive deal for the customer from our finance partners.

We offer all standard forms of car financing, as well as the purchase of part-exchange (customer vehicles exchanged as partial payment for a Cazoo car) at the time of delivery or collection for added convenience. We offer Hire Purchase and Personal Contract Purchase finance plans.

Seasonality

Vehicle sales exhibit seasonality with sales peaking late in the first calendar quarter and slowing down through the rest of the year, with the lowest relative level of industry vehicle sales expected to occur in the fourth calendar quarter. Due to our rapid growth during 2019-2022 and focus on unit economics at a lower level of unit sales in 2023, our sales patterns to date have not fully reflected the general seasonality of the used vehicle industry. Used vehicle prices also exhibit seasonality, with used vehicles depreciating at a faster rate in the last two quarters of each year and at a slower rate in the first two quarters of each year. In the future this may result in a gross profit per unit higher on average in the first half of the year than in the second half of the year, but this is not currently the case for Cazoo given our early stage of development.

Business Strategies

We experienced significant growth and expansion since launch in December 2019; however, the change in economic climate, reduced availability of capital, and later high inflation and rising interest rates prompted us to move from a high growth multinational UK and European model to a focus on improving unit profitability within the UK market only. To that end, we executed the Business Realignment Plan announced in June 2022, the winddown of our EU business announced in September 2022, and the Revised 2023 Plan launched in January 2023. Together these plans are referred to as the “Revised Business Plans.” Our 2023 strategy is to focus on further improving our unit economics, reducing our fixed cost base, and maximizing our cash runway. To deliver on these objectives, we are executing on the following:

Improving our purchasing channel mix and stock selection

Through the implementation of our Revised Business Plans and continuous pursuit of efficiencies in the business, we expect to deliver improvement in the unit economics of the business in 2023 and beyond. We scaled down our growth assumptions for 2023 so we could be more selective with the vehicles we acquire and sell, including analyzing multiple car attributes to understand car desirability and the likely propensity of that car to attract finance. Our goal is to continuously rebalance the mix of cars available for sale towards higher margin, more desirable vehicles. Sourcing more of our inventory directly from consumers positively impacts our profitability as this approach lowers the like-for-like cost of acquiring vehicles. We plan to increase this proportion and we are working on our proposition to drive more direct buying and part-exchange through our website. We also expect to achieve improved profitability from further enhancements to our products, partnerships, processes, and pricing.

Managing the fixed costs within our business

We executed a series of restructuring changes to right-size our operational footprint and headcount. We closed 14 Customer Centers (from 21 down to 7), four vehicle preparation centers (from eight down to three centers for retail reconditioning and one center for wholesale reconditioning), we kept one customer services center and an office in London. The remaining three retail preparation centers provide us with the potential to recondition just over 85,000 cars per year. The headcount reduced from 3,226 employees as of December 31, 2022 to approximately 1,200 employees as of September 22, 2023.

The site closures, combined with significant headcount reductions across operational and central teams, started to deliver cost savings towards the end of the first quarter of 2023 and became more pronounced in the second quarter of 2023. These savings, among other measures we are pursuing, are critical to our goal of maximizing our cash runway and progressing towards our goal of reaching profitability.

Capture additional revenue opportunities from ancillary products and in-house financing products

We continue to use our data and technology to launch new products and thereby increase our ancillary revenue opportunities. This includes initiatives to continuously improve our online proposition and enhance the customer journey and experience to drive higher attachment rates for finance and other ancillary revenue products, thereby increasing customer lifetime value. In the first half of 2023, we achieved a 52.8% finance attachment rate (first half of 2022: 45.8%), a testament to the strength and competitiveness of our offering.

Information Technology

Data and technology are at the heart of our business. Proprietary data and algorithms sit behind the Cazoo platform. Our information technology systems are managed centrally and cover all key business processes in the value chain including logistics, inventory management and payment functions. Certain of these systems are considered business critical and plans are in place to mitigate failures of these systems.

Our technology teams, which include product engineering and data teams, are organized by domain and are aligned to key stakeholders around the business such as purchasing, pricing, merchandizing, operations and logistics, and others. The teams are supported by central platform and design engineering teams.

We rely on several critical software tools to run our business. These tools are a mixture of proprietary tools developed or acquired by us and third-party tools provided under software-as-a-service (“SaaS”) agreements with third parties. Critical third-party systems include those that provide business IT systems and those that provide tools that power our website, mobile applications, logistics and e-commerce platforms.

In relation to the website, logistics and e-commerce platforms, we have in place key agreements with commercetools (which helps to power our e-commerce architecture), Descartes (which powers our logistics operations) and Amazon Web Services (which hosts our website).

Alongside significant proprietary code in our website and systems developed by our employees and contractors (each under contracts that assign the IP in that code to us), we also own the IP in a system called “CazooNet,” which is software that we use to support purchasing, photography, vehicle reconditioning and preparation, as well as our service centers.

Intellectual Property

We protect our intellectual property through a combination of trademark registrations, domain name registrations, and unregistered rights including copyright, unregistered designs, database rights and trade secrets, as well as contractual provisions and restrictions on access to and use of proprietary information.

Our key trademark is the Cazoo name itself, whether used in its plain or stylized forms, or in conjunction with one or more of our marketing slogans. The Cazoo name and logo are protected in the UK through trademark registrations.

We also have proprietary rights in bespoke information technology algorithms, applications and systems that have been developed by or for us for operating our business and for pricing our vehicles. We protect intellectual property and trade secrets developed by our employees in the course of their employment with us through intellectual property assignment and confidentiality provisions in our standard employment contracts.

Like other digital businesses, we use open-source software (“OSS”) libraries in the development of our website and technology platforms. We have invested in enterprise software subscriptions that include OSS code evaluation tools, which enable more structured monitoring of the use of OSS and more mature license management practices.

Marketing

We have built a strong brand identity and we achieved national brand awareness of 58% among consumers in the UK who have used or are using online services beyond grocery shopping, based on a July 2023 engagement survey. Our marketing strategy has been one of our key investment areas in order to raise our brand awareness and grow our customer base.

Our marketing activities continue to drive our brand recognition. We have recently shifted our focus and investment to performance marketing to drive conversion. Our continued focus is to deliver marketing efficiencies and significantly lower our customer acquisition costs. While we will continue to invest behind our brand, we will prioritize and seek to optimize performance marketing, as we believe that this will drive additional demand and sales on our website in the near future.

Environmental, Social and Corporate Governance

The goal of our Environmental, Social and Corporate Governance Committee is to oversee and support our commitment to social, environmental, corporate social responsibility, sustainability and other public and internal policy initiatives relevant to us. We are committed to being a responsible member of the communities in which we do business.

Competition

The UK used car retail market is fragmented and highly competitive with respect to price, quality, service, location and vehicle offering. As of March 2023, there were approximately 13,000 used vehicle dealers in the UK, none of which have market share greater than 4%. Our current and future competitors may include:

●	Online retailers, car supermarkets, and traditional dealers who could increase investment in technology and infrastructure to compete directly with our online retail model;

●	Search engines and vehicle listings sites and new entrants that could change their models to directly compete with us, such as Google, Amazon, AutoTrader.co.uk and Motors.co.uk; and

●	OEMs that could change their sales models through technology and infrastructure investments and enter into the online used car retail market themselves.

Our competitive position is differentiated by a fully integrated data-driven and algorithm-based model with in-house reconditioning and logistics, and a digital customer experience for car buying, selling, financing, booking delivery and collection and arranging post-sales servicing.

Insurance

We maintain insurance policies covering a range of risks including business interruption, director and officer liability, terrorism, injury to employees, cyber and technology liability, travel, motor, damage to property and stock, as well as coverage against general liability claims that may arise through the course of our normal business operations. We engage an insurance broker to advise on the necessary types and levels of coverage. We continually review our coverage and consult with our broker at least annually.

Regulatory Matters

We are subject to various laws and regulations affecting the operation of our business including those relating to financial service regulation, consumer credit, consumer rights, zoning and land-use planning, product liability, distance selling, and data protection and privacy, among others.

Financial services regulation

We provide credit broking and insurance distribution services to customers. Under the UK Financial Services and Markets Act 2000 (“FSMA”) these are regulated activities for which we have and maintain all required permissions with the UK regulator: the Financial Conduct Authority (the “FCA”).

Cazoo Ltd is registered with the FCA as an appointed representative: a firm that carries on regulated activity on behalf of and under the responsibility of a regulatory principal firm directly authorized by the FCA (an “FCA Principal Firm”). ITC Compliance Limited (“ITC”) (now owned by Fortegra) is the FCA Principal Firm for Cazoo Ltd. Our permitted regulated activities obtained via ITC include entering into regulated hire agreements, advising on and arranging general insurance contracts as an intermediary, and acting as a credit broker.

Cazoo Ltd as an appointed representative is subject to various regulatory requirements governing conduct of business, relations with customers, governance and risk management. It is subject to regulatory supervision and is in regular contact with its regulators.

As part of the Business Realignment Plan, in June 2022 we took the decision to wind down our subscriptions business which involved providing consumer hire services, a regulated activity under FSMA. While we have wound down these operations, Cazoo Subscription Services Limited (previously Drover Limited) is currently still directly authorized and regulated by the FCA to provide consumer credit services, including entering into regulated consumer hire agreements. Cazoo Subscription Services Limited is also an appointed representative of ITC to carry out general insurance distribution.

Consumer protection law

We are subject to consumer protection laws that set quality and service standards and create a range of rights for consumers. These include requirements on sellers and service providers to provide information to consumers, automatic rights for consumers to cancel and return goods, and rights of redress against unfair, misleading or aggressive business practices.

Online and distance selling of goods and services are subject to additional requirements to provide consumers with clear information and to meet certain cancellation and delivery standards. Product liability laws create grounds for manufacturer and seller liability in the event of an injury caused by a defective product.

Data protection law

We collect and process personal data from customers, employees and suppliers as part of our business. As a result of these activities, we are subject to data protection laws and regulations including the UK GDPR and the UK DPA. These data protection laws impose certain restrictions on what we can and cannot do with the personal data we collect and give data subjects certain rights in relation to their personal data. Applicable data protection laws also require us to identify, and safeguard against, risks that arise in relation to certain high-risk processing, which may include the use of algorithms and geolocation data. The applicable data protection laws also oblige us to establish appropriate assessments of the risks relating to the processing of personal data, to establish appropriate technical and organizational measures to reduce the risk of security incidents and to inform individuals of the ways in which we use their personal data.

We have appointed a data protection officer to oversee our compliance with applicable data protection laws and have in place policies and procedures to support ongoing compliance. We conduct mandatory training for our personnel on applicable data protection laws and publish information on how we collect, use and disseminate personal data in data privacy and cookies policies that are published on our website, and in other policies provided to our personnel that may be modified from time to time.

We use cookies and similar technologies on our website to allow our website to work, to analyze and improve our website and to personalize users’ experiences on our website. These activities, as well as direct marketing, are regulated in the UK by the Privacy and Electronic Communications Regulations. These rules include an obligation to obtain consent for the placement of cookies on customers’ devices for direct electronic marketing. Changes to these laws are anticipated in the future, which we are monitoring.

Logistics

We maintain operating licenses for the logistics fleet we own and operate, which can be subject to inspections and spot checks by the authorities.

Organizational Structure

The following diagram depicts the organizational structure of the Company and its subsidiaries as of September 22, 2023. For a listing of our subsidiaries, including legal name, country of incorporation and proportion of ownership interest, please refer to Explanatory Note, Note 25, Group information, within our audited consolidated financial statements included elsewhere in this prospectus.

All Shareholdings are 100% unless otherwise stated
UK
France
Germany
Cayman
Cazoo Group Ltd
Cazoo Holdings Limited
Cazoo Group Ltd UK Establishment
Cazoo Ltd
Cazoo Subscription Services Limited
Cazoo Wholesale Services Limited
Imperial Car Supermarkets Ltd
Vans 365 Limited
Cazoo Trading France SaS
Cazoo Trading Germany Gmbh
Project Chicago Newco Limited
Fantastic Cars Limited
Cazoo Properties Limited
Carsaz Limited
Cazoo Properties Germany GmbH
Arctos Holdings Limited
Imperial Cars of Swanwick Limited
Cazoo Support Services Limited
Moorgate House (Newco) Limited
Ensco 1109 Limited
GBJ Developments Limited
SMH Fleet Solutions Limited
CD Auction Group Limited

Properties

The Company’s headquarters are in London, UK, under a lease agreement that expires in September 2024. As of June 30, 2023 the Company operated seven Customer Centers around the UK, all of which were leased. As of June 30, 2023, the Company operated four vehicle preparation centers in the UK located in Bedford, Staffordshire and Bristol. As of June 30, 2023, one of our operational vehicle preparation centers was owned and three were leased.

Following the announcement of the Revised 2023 Plan in January 2023, we took steps to rationalize our footprint. Since the announcement of the Revised 2023 Plan, as of September 22, 2023, we have disposed of the following non-operational sites: nine customer center leases, three vehicle preparation centers and one hub. We are in the process of disposing of our remaining non-operational vehicle preparation centers, Customer Centers and hub.

Employees

As of September 22, 2023, we have approximately 1,200 employees employed on a permanent or fixed term basis primarily located in the UK, down from 3,226 employees in the UK, Germany, Portugal, France and Spain as of December 31, 2022. The reduction in headcount is a result of the restructuring changes we executed since the beginning of the year to optimize the headcount in line with our pivot from fast growth to focus on unit economics at lower volumes. We engage a limited number of temporary workers primarily at certain of our vehicle preparation centers.

Our success is highly dependent on human capital and a strong leadership team. We aim to attract, retain and develop staff with the skills, experience and potential necessary to implement our strategy. When selecting and onboarding new employees, we communicate our vision and core values that we expect all staff to uphold, which is underpinned by a business-wide Code of Conduct and Ethics supported by appropriate training programs. We believe that engagement with staff on issues affecting the business is important for our culture and success and aim to do so through regular group-wide and location-specific “all-hands” sessions and other engagement platforms.

None of our employees are represented by a labor union and there have been no work stoppages to date. We generally consider relations with our employees to be good.

Legal Proceedings

From time to time we are subject to various claims, charges and litigation matters that arise in the ordinary course of business. We believe these actions are a normal component of the business and activities in which we are engaged. While it is not feasible to predict the outcome of these matters with certainty, we do not believe that any asserted or unasserted legal claims or proceedings, individually or in the aggregate, will have a material adverse effect on our business, financial condition, results of operations or prospects.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis provides information which Cazoo’s management believes is relevant to an assessment and understanding of Cazoo’s results of operations and financial condition. This discussion and analysis should be read together with the “Business” section, as well as the audited consolidated financial statements and the unaudited condensed consolidated interim financial statements and related notes of Cazoo that are included elsewhere herein. It should be noted that in the notes to the Company’s audited consolidated financial statements, included elsewhere in this prospectus, the term “Transaction” as used therein refers to the transactions contemplated by the business combination agreement, dated as of March 29, 2021, by and among Ajax I, a Cayman Islands exempted company, Cazoo Holdings Limited, a private limited company organized under the law of England and Wales, and Capri Listco, a Cayman Islands exempted company.

A discussion regarding our financial condition and results of operation for the fiscal year ended December 31, 2021, compared to the fiscal year ended December 31, 2020, is included in “Item 5 Operating and Financial Review and Prospects” of our Annual Report on Form 20-F filed with the SEC on May 5, 2022.

Unless otherwise stated, the information included in this section is based on Cazoo’s audited consolidated financial statements and unaudited condensed consolidated interim financial statements prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) which may differ in material respects from generally accepted accounting principles in other jurisdictions, including U.S. GAAP.

In addition to historical financial information, this discussion and analysis contains forward-looking statements based upon current expectations that involve risks, uncertainties and assumptions. See the section entitled “Cautionary Note Regarding Forward-Looking Statements.” Actual results and timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” or elsewhere in this prospectus.

Certain figures, such as interest rates and other percentages included in this section, have been rounded for ease of presentation. Percentage figures included in this section have not in all cases been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this section may vary slightly from those obtained by performing the same calculations using the figures in Cazoo’s audited consolidated financial statements or in the associated text. Certain other amounts that appear in this section may similarly not sum due to rounding.

Overview

Cazoo is a UK online used car retailer. Cazoo was founded with a mission to transform the car buying and selling experience across the UK by providing better selection, transparency, and convenience. Our aim is to make buying or selling a car no different to ordering any other product online, where consumers can simply and seamlessly buy, sell and finance a car entirely online on our platform for delivery or collection. Since our launch in the UK in December 2019, we have sold more than 130,000 cars to Retail customers across the UK as of June 30, 2023. See “Business” for additional information.

We launched in December 2019 and rapidly grew in the first three years driven by the appeal to customers of our fully online proposition. We listed on the NYSE in August 2021 and in February 2022, we issued and sold, via a private placement, $630 million in aggregate principal amount of 2.00% Convertible Senior Notes due 2027. We expanded rapidly through a number of acquisitions of complementary assets, businesses and technologies in 2021 and 2022. We acquired two vehicle reconditioning businesses in the UK in 2021, which allowed us to bring vehicle reconditioning activities fully in-house the same year. We opened our Cazoo Customer Centers and a customer services center. We expanded across Europe, in France, Germany, Spain and Italy, in retail and car subscription services through a number of acquisitions. We launched a channel to buy used cars directly from our customers. We acquired a third-party data platform to enhance our data team and capabilities.

In 2022, we generated revenues of £1.25 billion, up 91% year-on-year, on unit sales of 85,035 (up 72% year-on-year) of which retail was 65,366 cars (up 88% year-on-year) and wholesale was 19,669 vehicles (up 33% year-on-year). We achieved close to 1% market share of the UK used car market. Given the change in economic climate and the reduced availability of capital, in June 2022, we launched a business realignment plan to right-size the business, which also included the winddown of our subscription services across all markets, and in September 2022 we announced that we would be exiting our European operations which still required significant capital to expand.

In early 2023, with inflation and interest rates continuing to climb, we made a further strategic decision to pivot from fast growth to focus on unit economics, optimization of our operational footprint and preservation of our cash balance. To that end, we announced restructuring changes in January 2023.

We delivered significant progress against this plan in the first six months of 2023. We consolidated Cazoo Customer Centers from 21 down to 7, Cazoo vehicle preparation centers were reduced from eight down to three vehicle preparation centers for refurbishment of retail cars plus one center for wholesale vehicle preparation, and we reduced our transporter fleet size from over 250 in 2022 to 190 as of June 30, 2023. Our headcount was reduced from 3,226 employees as of December 31, 2022 to approximately 1,200 employees as of September 22, 2023.

Importantly, we improved Retail GPU (retail gross profit per unit) from £596 in the fourth quarter of 2022 to £980 in the first quarter of 2023 and £1,290 in the second quarter of 2023. In line with our re-set expectations, our revenue for the six months ended June 30, 2023, at £419 million, declined on fewer units sold, while our gross profit for the six months ended June 30, 2023 improved to £23 million with gross margin increasing to 5.4% from 1.0% in the comparable period. Our loss for the six months ended June 30, 2023 decreased to £(151) million for continued operations compared to £(201) million in the comparable period. Our adjusted EBITDA loss halved to £(70) million from £(142) million in the comparable period as we delivered improved unit economics and cut marketing, selling and distribution, and administrative costs through the restructuring changes.

As of June 30, 2023, our cash balance was strong and better than our expectations due to lower restructuring spend as well as lower EU exit costs and amounted to £195 million of cash and cash equivalents with a further approximately £35 million of self-financed inventory.

Since the announcement of our restructuring plan in January 2023 our results demonstrate sustained improvement in Retail GPU, on-target fixed and variable cost reduction and improved adjusted EBITDA and net cash flow from operating activities. The cost savings targeted in the restructuring started to come through towards the end of the first quarter of 2023 and became more pronounced in the second quarter of 2023. With this progress we are laying the foundations for profitable growth in the future.

Recent developments

Our recent developments since August 10, 2023 are discussed below:

Stocking facilities

With effect from August 10, 2023, we reduced our stocking facilities from £180 million to £130 million. We have been notified that due to a change in global strategy, Santander is ceasing to provide wholesale stocking loan facilities with effect from January 1, 2024, and as of November 3, 2023, the committed funds under the Santander stocking loan facility had decreased, resulting in a reduction in our stocking loan facilities from £130 million to £116 million. The expected future termination of the Santander stocking loan facility with effect from January 1, 2024 is expected to reduce our committed car financing facilities to approximately £105 million.

The Santander facility represents £11 million of our available facilities.

Transaction Support Agreement

On September 20, 2023, the Company and certain of its subsidiaries entered into the Transaction Support Agreement, as described in “Description of the Transactions and the Transaction Agreements.”

Receipt of Listing Standards Notices from the NYSE

On September 19, 2023, we received the Market Capitalization Notice from the NYSE that we are not in compliance with the continued listing standards set forth in Rule 802.01B of the NYSE Manual because our average global market capitalization over a consecutive 30 trading-day period was less than $50 million and, at the same time, our last reported shareholders’ equity was less than $50 million. We have notified the NYSE that we intend to submit a plan to cure the deficiency and restore our compliance with the NYSE continued listing standards.

On September 28, 2023, we received the Trading Standards Notice from the NYSE that we are not in compliance with the continued listing standards set forth in Rule 802.01C of the NYSE Manual because the average closing price of our Class A ordinary shares over a consecutive 30 trading-day period was less than $1.00. Pursuant to Rule 802.01C, we have a period of six months following the receipt of the Trading Standards Notice to regain compliance with the minimum average closing price requirement. We notified the NYSE within 10 business days of receipt of the Trading Standards Notice of our intent to cure the deficiency. We expect that the Reverse Stock Split will cure the minimum average closing price deficiency.

The Listing Standards Notices have no immediate impact on the listing of our Class A ordinary shares, subject to our continued compliance with the NYSE’s other continued listing requirements.

See “Risk Factors—Risks Related to the Ownership of our Securities, the Law of the Cayman Islands and Provisions of our Memorandum and Articles of Association—The NYSE may delist our Class A ordinary shares, or our New Board could decide to voluntarily delist our Class A ordinary shares beginning three months after the Closing Date of the Transactions, which could limit investors’ ability to transact in our securities, and subject us to additional trading restrictions” for more information.

Key trends and factors affecting the results of our operations

Our financial condition and results of operations have been, and will continue to be, affected by a number of key factors and trends. For a discussion of uncertainties and other factors that could affect our operating results see the section entitled “Risk Factors.” The key trends and factors affecting the results of our operations include the following:

Demand: Shift to online/e-commerce penetration

The purchase of used cars online has experienced significant growth, driven primarily by a shift in the buying behavior of customers and restrictions during the COVID-19 pandemic that led to a boost in online buying across many sectors. We are one of a handful of online car retail specialists in the UK offering a fully digital journey. We believe that the high growth in volumes we achieved in our first three full years of operations is primarily driven by customer appetite for our online proposition. Through our data-driven marketing efforts and continuous enhancement of the fully online customer journey on our platform we keep on driving the shift to online car buying and selling with customers across the UK.

The shift to online is disrupting the traditional offline market model, including dealerships and automotive manufacturers. Today, the car buying journey normally begins with research online. Some traditional dealerships have started to transition to a hybrid model, supplementing their offline offering with online and phone purchases. However, for these dealers, the majority of the purchase (and/or sale) journey remains offline. We believe that we may continue to benefit from the acceleration to online buying because we can offer customers clear advantages of our end-to-end online proposition particularly around the range of cars available online, transparency and convenience.

Supply: Inventory sourcing

We strategically source inventory from three channels: auction, corporate relationships and consumers directly. Because the quality of vehicles and associated gross margin profile vary across each channel, the mix of inventory sources has an impact on our profitability.

We continually evaluate the optimal mix of sourcing channels and strive to source vehicles in a way that maximizes our average gross profit per unit and improves our unit economics. We seek to increase the percentage of vehicle sales that we source directly from consumers as purchasing vehicles at third-party auctions is competitive and incurs associated auction fees. We expect that our expanded purchasing from consumers will increase the availability of suitable vehicle inventory at attractive commercial costs.

We believe our ability to increase the percentage of inventory sourced directly from customers will depend on the popularity and success of our e-commerce platform. We expect that as customers experience the convenience of our platform to sell or trade in their used vehicles, the percentage of inventory we source directly from consumers may continue to grow and we expect this would positively impact our profitability.

The supply of new vehicles to the market has started to improve as the global shortage of automobile microchips began to ease in 2022 and the supply is expected to continue to improve throughout 2023. See “Risk Factors ⸺ Our business is dependent upon access to suitable vehicle inventory, including the appropriate inventory mix, for resale to customers. Obstacles to acquiring suitable inventory for resale to customers, whether because of supply, competition, or other factors, could have a material adverse effect on our business, financial condition, results of operations and prospects.”

Supply: Inventory financing

Our business as an online specialist depends on having the right volume and range of inventory on our website. The appropriate volume and mix of vehicle inventory are fundamental to our operations and require an ability to finance the acquisition of inventory at competitive rates and across various acquisition channels nationwide.

The availability and cost of financing for vehicle purchases is a significant factor affecting our results of operations. Stocking loans are used specifically to finance the purchase of inventory and typically cover approximately 80% of the car value for an average of 180 days from inception of the loan. The availability of stocking loans provides us with the flexibility to finance our inventory while maximizing liquidity available in the business.

Our ability to continue to access financing at affordable rates to purchase the required mix and selection of inventory is an important factor for our future performance. We had inventory of £232.6 million and £161.6 million in stocking loans as of December 31, 2022, in addition to £15.0 million in subscription facilities for financing subscription vehicles. As of June 30, 2023 we had loans and borrowings of £86.5 million, including stocking loans of £82.4 million and facilities for financing subscription vehicles of £0.8 million. We have been winding down the subscription services business in the UK to focus on retail sales.

Technology: Technology and data

We continue to invest in the data, information technology and security infrastructure, as well as in the core technology-based systems used to drive and support our business. The customer experience on our website is critical to attracting unique users to our platform, converting such visitors into customers, selling a broad range of our products and increasing new customers through referrals. Accordingly, we believe that our ability to make our platform an attractive choice for customers and create a more tailored website experience based on our functionalities and offerings, tailored to customer preferences, may drive higher customer conversion rates.

We believe we have created a unique, best in-class customer experience. We give our customers a fully end-to-end digital buying experience with the entire purchasing and/or selling journey taking place online. We continue to incur expenditure on research and development to develop new products and enhance our existing technology platform.

Additionally, our ability to accurately forecast pricing and customer demand for specific types of vehicles is critical to sourcing high quality, high-demand vehicles. This ability is enabled by our proprietary data that leverages the vast amount of information at our disposal to adjust our supply and sourcing models.

Economy: Macroeconomic factors

Negative trends in the general economy, including trends resulting from changes in gross domestic product growth, financial and credit market fluctuations, energy costs, international trade relations and other geopolitical issues, including those caused or that may be caused by the Russia-Ukraine conflict, and the availability and cost of credit could lead to a decline in consumer discretionary spending and business investment.

Inflationary pressure in the UK has been above the recent historic levels in 2023 and has resulted in cost increases for labor, fuel, materials, food and services, and these costs could continue to increase. A further increase in UK base interest rates could result in higher interest on our UK stocking loans. Weakening of pound sterling against the US dollar could increase the cost of certain expenses which we incur in US dollars, including the interest payments on the Convertible Notes. We will continue to actively monitor and develop responses to macroeconomic conditions. See “Risk Factors ⸺ Downturns in general economic and market conditions and reductions in spending may reduce demand for our products” and “Risk Factors ⸺ Our geographic concentration in the UK creates an exposure to severe weather, the local economy, regional downturns, or catastrophic occurrences in the UK that may materially adversely affect our financial condition and results of operations.”

Key performance indicators

We regularly monitor the following key performance indicators to help evaluate our business and trends, identify near-term and longer-term risks and opportunities, measure our performance, prepare financial projections and make strategic decisions. We believe these operational measures are useful in evaluating our performance, in addition to our financial results prepared in accordance with IFRS.

The calculation of our key operating and financial metrics is straightforward and does not rely on significant projections, estimates or assumptions. Nevertheless, there are limitations inherent within these calculations, and these measures may not be comparable to other performance measures used by our competitors. Each of our key operating and financial metrics focuses specifically on only one standard by which to evaluate our business, without taking into account other applicable standards, performance measures or operating trends by which our business could be evaluated. Accordingly, no single metric should be viewed as the indicator by which our business should be measured. Rather, each key operating and financial metric should be considered in conjunction with other metrics and components of our results of operations.

These operating and financial metrics should be read in conjunction with the following discussion of our results of operations and together with our audited consolidated financial statements and related notes included elsewhere in this prospectus.

These key performance indicators are for our operations in the UK only.

	Year Ended December 31,		Variance
	2022	2021	Change	%
Retail units sold	65,366	34,718	30,648	88%
Retail gross profit per unit (“Retail GPU”)	£403	£427	£(24)	(6)%
Ancillary revenue per retail unit sold	£605	£439	£166	38%
Average monthly unique users (thousands)[1]	1,532	1,619	(87)	(5)%
Retail inventory units available on website	7,700	4,683	3,017	64%

(1)	The 2021 reporting period ended on December 31, 2021 has been restated to exclude discontinued operations.

	Six months ended June 30,		Variance
	2023	2022(1)	Change	%
Retail units sold	22,438	28,628	(6,190)	(22)%
Retail gross profit per unit	£1,106	£226	£880	389%
Ancillary revenue per retail unit sold	£765	£611	£154	25%
Average monthly unique users (thousands)	1,243	1,680	(437)	(26)%
Retail inventory units available on website	3,921	7,455	(3,534)	(47)%

(1)	The six months ended June 30, 2022 reporting period has been restated to exclude discontinued operations.

Retail units sold

Retail units sold is defined as the number of vehicles sold through our retail channel and delivered to customers, net of returns. Retail units sold excludes vehicles sold through auction which are recorded within our wholesale channel. Our retail business is the core proposition of Cazoo and we expect that retail units sold will be the primary driver of revenue generation. Retail unit sales also provide a source of cars through our consumer vehicle acquisition channel (either through direct sales or part-exchanges). Vehicles acquired through this channel can either be reconditioned and added to our inventory or sold through our wholesale channel.

Retail units sold for the year ended December 31, 2022 amounted to 65,366 units compared to 34,718 retail units sold for the year ended December 31, 2021. In the year ended December 31, 2022, 6.7% of used cars sold were returned for a refund. Retail units sold increased throughout the period driven by increased retail inventory units available on the website and continued strong uptake of our offering, despite the challenging macroeconomic environment.

At the beginning of 2023, we reset our expectations to focus on unit economics at a lower level of retail unit sales.

Retail units sold for the period ended June 30, 2023 were 22,438 units compared to 28,628 retail units sold for the period ended June 30, 2022. Retail units sold decreased in the period in line with our reset expectations and focus on unit economics.

Retail gross profit per unit

This metric is defined as the aggregate retail sales price and ancillary revenues (including financing commission, warranty commission, paint protection, delivery charges, administrative fees and any add-ons) from all vehicles sold through our retail channel in a given period, less the aggregate costs to acquire those vehicles, the aggregate costs of inbound transportation to the vehicle preparation centers, auction fees, the aggregate costs of reconditioning those vehicles, costs of providing insurance, warranty, fuel and other direct costs associated with providing the car to the customer, divided by the number of retail units sold in that period. This is an important metric that we use to record and forecast the performance and trends of our core retail business. There are a number of drivers of this metric such as our purchasing mix, cost of reconditioning, days to sale, our finance attachment rate and the number of new ancillary products.

For the year ended December 31, 2022 Retail GPU was £403, compared to Retail GPU of £427 for the year ended December 31, 2021. The decrease was primarily due to an increase in vehicle purchases and reconditioning costs due to the rapid expansion and growth of our business.

For the period ended June 30, 2023 Retail GPU was £1,106 compared to Retail GPU of £226 for the period ended June 30, 2022, an increase of 389%. The significant improvement was driven by our focus on unit economics whereby we are working to improve all the factors influencing retail gross profit per unit. We are using external and proprietary data to improve pricing on the vehicles we buy and sell. We are constantly modifying our purchasing mix to source more cars directly from consumers concentrated on brands and colors that are more desirable to the consumer and drive healthy stockturn. We continuously enhance the online journey for the consumer to offer financing options through our platform as well as sell ancillary items at the time of purchase and also at handover.

Our business plan is to continue to grow retail gross profit per unit, leveraging the improvements discussed in “Business.”

Ancillary revenue per retail unit sold

Each retail vehicle sale through our website creates an opportunity to sell ancillary products. The products include financing, warranty, paint protection, service plans and affiliate add-ons. Customers buying vehicles from us may enter into a contract for finance through our platform. We receive commissions for the arrangement of these contracts from the lender. When buying a car from us, customers can also purchase additional associated products (including extended warranty, paint protection and service plans), from which we achieve attractive margins. The combination of these ancillary profit sources is an important metric that we use to track and forecast our performance. The ability to generate additional revenue around the vehicle purchase is a key component of Retail GPU.

For the year ended December 31, 2022 ancillary revenue per retail unit sold was £605 compared to ancillary revenue per retail unit sold of £439 for the year ended December 31, 2021. The increase was primarily driven by an improved online journey and stock profile, as well as an expansion of ancillary product options.

For the period ended June 30, 2023 ancillary revenue per retail unit sold was £765 compared to ancillary revenue per retail unit sold of £611 for the period ended June 30, 2022. The increase was primarily driven by continuously enhancing the online journey experience and product options, as well as enabling our handover specialists to offer ancillary products at the time of handover of the vehicle to the customer. Better stock selection, transparency of our proposal and convenience of the fully online journey, including an option to apply for finance during the process, continue to support healthy acceptance rates that drove the finance attachment rate to 52.8% in the period ended June 30, 2023 compared to 45.8% for the period ended June 30, 2022.

Average monthly unique users

This metric is defined as the average number of individuals who access our website within a calendar month, based on data provided by Google Analytics. We calculate the average monthly unique visitors over any period by dividing the aggregate monthly unique visitors during such period by the number of months in that period. This metric is used to measure the quality of our customer experience, the effectiveness of our marketing campaigns and customer acquisition as well as the strength of our brand and market penetration, which can then be turned into a retail sale.

The computation of average monthly unique visitors excludes individuals who access our platform multiple times within a calendar month, counting such individuals only one time for purposes of the calculation. If an individual accesses our website using different devices or different browsers on the same device within a given month, the first access through each such device or browser is counted as a separate monthly unique visitor.

Our average monthly unique users during the year ended December 31, 2022 decreased to approximately 1,532 thousand users, compared to approximately 1,619 thousand users during the year ended December 31, 2021. The decrease in the average monthly unique visitors was primarily due to optimization of our marketing strategy to focus on higher performance traffic channels, which we believe will lead, over time, to a higher rate of converting website visits into sales.

Our average monthly unique users during the period ended June 30, 2023 were approximately 1,243 thousand, compared to approximately 1,680 thousand users during the period ended June 30, 2022. The decrease was primarily driven by the reduced marketing spend, especially in the customer facing channels and through a reduction of sponsorship deals.

Retail inventory units available on website

Retail inventory units available on website represent the total number of vehicles available for sale on our website on the last day of each reporting period. This may lead to volatility when comparing one period to another. It is important to ensure we have enough inventory to cater to the majority of customers based on customer demand.

Retail inventory units available on website is a key indicator of our performance because we believe that the number of vehicles listed on our platform is one of the key drivers of vehicle sales and revenue generation. Ensuring an adequate number of vehicles listed on our website results in a greater selection of vehicles for our customers, creating demand and increasing conversion.

Our retail inventory units available on our website increased to 7,700 units as of December 31, 2022 compared to 4,683 units as of December 31, 2021. The increase in units was primarily driven by higher retail units purchased during the year and increased reconditioning throughput to support higher sales in the period.

Our retail inventory units available on our website decreased to 3,921 units as of June 30, 2023 compared to 7,455 units as of June 30, 2022. The decrease in units is consistent with our reset expectations for lower retail unit sales in 2023 compared with the results delivered in 2022.

Key components of our operating results

Revenue

Revenue is recorded for the sale of used vehicles as well as the provision of services. We recognize revenue net of sales tax.

Retail — We sell reconditioned vehicles directly to customers primarily through our platform. Customers include both consumers and businesses. The prices of vehicles are included in customer contracts at stand-alone selling prices, which are agreed prior to delivery. We recognize revenue when we satisfy our performance obligations for vehicle sales. The amount we recognize as revenue is the agreed upon purchase price stated in the contract less an estimate for returns. Estimates for returns are based on an analysis of historical experience, trends and sales data. We reflect the changes in these estimates as an adjustment to revenue in the period identified. The amount of consideration received for vehicles includes non-cash consideration which represents the value of part-exchange vehicles, if applicable, as stated in the contract.

Retail revenue can also include the fixed commission from the sale of a small number of vehicles where Cazoo acts as an agent. Under IFRS 15 only the net commission received from these sales is recorded within revenue, with 100% of that revenue contributing towards gross profit.

Retail revenue also comprises ancillary products (including financing commission, warranty commission, paint protection and any add-ons), together with delivery charges and administrative fees. Ancillary revenues were previously included in “Other sales”. The comparatives for 2022 have been restated for consistency.

Customers buying vehicles from us may enter into a contract for finance through our platform and enter into a contract to extend their warranty after the initial 90-day inclusive period. We receive commissions for the arrangement of these contracts from the principal. We recognize commission revenue at the time of sale, net of a reserve for estimated contract cancellations. The reserve for cancellations is estimated based upon historical experience and recent trends and is reflected as a reduction in revenue. Changes in these estimates are reflected as an adjustment to revenue in the period identified.

Wholesale — We sell vehicles through car auctions to trade buyers and other customers. The vehicles sold to trade buyers are primarily acquired from customers as part-exchanges or through our direct car buying channel that do not meet the Cazoo criteria or standards to list and sell as retail vehicles. For wholesale we recognize revenue at the point when the vehicle is sold at auction.

Other sales — We offer walk-in servicing and continue to recognize revenue for subscription services and third-party reconditioning while these products wind-down.

At our Customer Centers vehicle servicing products are offered including interim, full and major servicing, MOT tests, general repairs and one-off checks and treatments. We recognize revenue from such services when we satisfy our performance obligations, which is at the point the agreed work is completed.

We provided third-party reconditioning services during the six months ended June 30, 2022. Such services are being discontinued in 2023; as a result, revenue from third-party reconditioning services during the six months ended June 30, 2023 is not significant. We satisfy our performance obligations at the point the agreed work is completed.

Revenue from subscription services is recognized under IFRS 16 and as such is recognized on a straight-line basis over the contract period. The subscription service allows customers to subscribe for a vehicle over a period of time for a monthly fee as an alternative to ownership. Revenue from the provision of related services such as maintenance and breakdown are recognized separately in accordance with IFRS 15 – over time, as the service is provided. We ceased offering our subscription service to new subscribers at the end of June 2022.

Prior to the sale of our third-party data platform, Cazana, we also provided data services whereby customers accessed selected Cazoo vehicle data for a monthly fee. Revenue is recognized in accordance with IFRS 15 based on actual data usage for these contracts.

Cost of sales

Cost of sales primarily relates to vehicle acquisition costs and reconditioning costs, as well as any necessary adjustments to reflect vehicle inventory at the lower of cost and net realizable value.

Vehicle reconditioning costs are the direct costs associated with preparing the vehicles for resale and typically include the cost of parts, labor and inbound transportation.

Our cost of sales also includes the cost of providing drive-away insurance, fuel, vehicle warranty, buyers fees, and other costs incurred in providing ancillary products and services.

Cost of sales also includes the depreciation of cars out on subscription.

Marketing expenses

These primarily relate to the cost of advertising through various platforms, including brand marketing, digital marketing, media costs, agency and production costs, and other promotional expenses such as sponsorships. Our marketing expenditure also includes public relations costs and costs of any customer incentives.

Selling and distribution expenses

Selling and distribution costs mainly relate to the costs of our employees engaged in the transportation and handover of vehicles, costs incurred in relation to the storage and transportation of vehicles, post-sales costs and payment gateway fees. The depreciation charges of vehicle preparation centers and right-of-use assets (transporters) are also included in selling and distribution expenses.

Administrative expenses

Administrative expenses comprise staff related costs (excluding sales and distribution staff costs), property costs, information technology, external professional services and other general administrative costs.

Our administrative expenses also include depreciation and amortization charges. Amortization is in relation to capitalized development costs, leasehold improvements, software, domain names and other intangible assets. Depreciation expenses within administrative expenses mainly relate to the depreciation of offices and Customer Centers. These costs are amortized or depreciated over their useful economic lives.

We operate an equity-settled share-based incentive scheme and our share-based charges are included as part of administrative expenses.

Specifically for the year ended December 31, 2022 our administrative expenses included certain exceptional items which were incurred primarily in relation to the restructuring costs as a result of the Business Realignment Plan and winddown of the mainland European operations and transaction costs incurred on the acquisition of brumbrum.

Specifically for the six months ended June 30, 2023 our administrative expenses included certain exceptional items which were incurred primarily in relation to the restructuring costs as a result of the Revised 2023 Plan and winddown of the mainland European operations.

Other income and expenses

Other income and expenses includes fair value movement in the Convertible Notes and embedded derivative, fair value movement in the warrants and foreign exchange movements. In 2021, other income and expenses included a non-cash IFRS 2 expense on the De-SPAC Transaction which represented the excess of the fair value of the equity instruments issued over the fair value of the identified net assets received as part of the De-SPAC Transaction.

Finance income

Finance income relates to interest income receivable on bank deposits.

Finance expense

Our finance expense consists primarily of interest incurred on the Convertible Notes, stocking loans and subscription facilities and interest on lease liabilities.

Tax credit

The tax credit relates to the net movements in specific deferred tax items in the period. A deferred tax asset on losses is only recognized to the extent that it matches deferred tax liabilities.

Loss after tax from discontinued operations

The EU segment was classified as a discontinued operation following the decision to winddown our operations in mainland Europe.

Results of operations

Year Ended December 31, 2022 compared to Year Ended December 31, 2021

	Year ended December 31, 2022	Year ended December 31, 2021(1)	Variance
	£’000	£’000	£’000%
Continuing operations
Revenue(2)	1,248,591	655,423	593,168	91%
Cost of sales	(1,228,324)	(632,114)	(596,210)	94%
Gross profit	20,267	23,309	(3,042)	(13)%

Marketing expenses	(62,596)	(63,165)	569	(1)%
Selling and distribution expenses	(96,246)	(54,172)	(42,074)	78%
Administrative expenses	(529,907)	(218,855)	(311,052)	142%
Loss from operations	(668,482)	(312,883)	(355,599)	114%

Finance income	2,111	232	1,879	810%
Finance expense	(53,339)	(4,663)	(48,676)	1,044%
Other income and expenses(3)	194,236	(214,140)	408,376	(191)%

Loss before tax	(525,474)	(531,454)	5,980	(1)%

Tax credit	7,352	2,162	5,190	240%

Loss for the year from continuing operations	(518,122)	(529,292)	11,170	(2)%

Discontinued operations(1)
Loss after tax from discontinued operations	(185,762)	(14,217)	(171,545)	1,207%

Loss for the year	(703,884)	(543,509)	(160,375)	30%

Other comprehensive income
Exchange differences on translation of foreign operations	6,449	(1,577)	8,026	(509)%
Total comprehensive loss for the year	(697,435)	(545,086)	(152,349)	28%

(1)	The reporting period for the year ended December 31, 2021 has been restated to exclude discontinued operations.

(2)	Revenue excludes £1.9 million of sales in 2022 where Cazoo sold vehicles as an agent for third parties and only the net commission received from those sales is recorded within revenue (2021: £17.4 million).

(3)	Other income and expenses includes fair value movement in the Convertible Notes and embedded derivative, fair value movement in the warrants and foreign exchange movements.

Revenue

The following tables summarize our revenue for the periods presented:

	Year ended December 31, 2022	Year ended December 31, 2021	Variance
	£’000	£’000	£’000%
Retail(1)	1,103,557	515,711	587,846	114%
Wholesale	116,541	103,203	13,338	13%
Other sales(1)	28,493	36,509	(8,016)	(22)%
Revenue	1,248,591	655,423	593,168	91%

(1)	Retail includes the aggregate retail sales price and ancillary products (including financing commission, warranty commission, paint protection and any add-ons), together with delivery charges and administrative fees, from all vehicles sold through the Group’s retail channel in the year. Ancillary revenues were previously presented in “Other sales”. The comparatives for 2021 have been restated for consistency.

Revenue increased by £593.2 million for the year ended December 31, 2022 compared to the year ended December 31, 2021 primarily due to increased online orders and rapid expansion of our business.

Retail revenue increased by £587.8 million for the year ended December 31, 2022 compared to the year ended December 31, 2021. This is due to an increase in the number of retail vehicles sold, from 34,718 during the year ended December 31, 2021 to 65,366 during the year ended December 31, 2022, driven by continued strong uptake of our offering, the depth and breadth of our inventory levels, increased brand awareness and customer referrals.

Retail revenue for the year ended December 31, 2022 excludes £1.9 million generated from the sale of vehicles as an agent for third parties. Only the net commission received from those sales is recorded within revenue.

Wholesale revenue increased by £13.3 million for the year ended December 31, 2022 compared to the year ended December 31, 2021 due to the growth of our consumer car buying channel and the number of part-exchange vehicles received from customers which grew with retail sales.

Other sales decreased by £8.0 million for the year ended December 31, 2022 compared to the year ended December 31, 2021. The decrease was mainly driven by lower revenue from third-party reconditioning as we have been exiting those contracts.

Cost of sales

The following tables summarize our cost of sales for the periods presented:

	Year ended December 31, 2022	Year ended December 30, 2021	Variance
	£’000	£’000	£’000%
Vehicle purchases	1,126,520	540,481	586,039	108%
Reconditioning and other costs	101,804	91,633	10,171	11%
Cost of sales	1,228,324	632,114	596,210	94%

Cost of sales increased by £596.2 million for the year ended December 31, 2022 compared to the year ended December 31, 2021 due to an increase in vehicle purchases and reconditioning costs following the rapid expansion and growth of our business.

Vehicle purchases increased by £586.0 million for the year ended December 31, 2022 compared to the year ended December 31, 2021 primarily due to an increase in the level of inventory purchases to support the increased sales.

Reconditioning and other costs increased by £10.2 million for the year ended December 31, 2022 compared to the year ended December 31, 2021 as a result of an increase in the number of cars requiring reconditioning before being listed on our website, and the costs of providing warranties and drive away insurance for cars sold. The reconditioning of third-party vehicles and the depreciation charge of subscription vehicles are also included within reconditioning and other costs. There was a decrease in reconditioning of third-party vehicles for the year ended December 31, 2022.

Marketing expenses

Marketing expenses decreased by £0.6 million for the year ended December 31, 2022 compared to the year ended December 31, 2021 primarily driven by a shift from brand to performance marketing.

Selling and distribution expenses

The following tables summarize our selling and distribution expenses for the periods presented:

	Year ended December 31, 2022	Year ended December 31, 2021	Variance
	£’000	£’000	£’000%
Staff costs	57,907	25,984	31,923	123%
Transportation and storage costs	17,503	15,166	2,337	15%
Depreciation	9,331	7,778	1,553	20%
Other costs	11,505	5,244	6,261	119%
Selling and distribution expenses	96,246	54,172	42,074	78%

Selling and distribution expenses increased by £42.1 million for the year ended December 31, 2022, compared to the year ended December 31, 2021, primarily due to an increase in personnel-related costs (selling and distribution staff) of £31.9 million, due to the significant increase in average headcount in the year ended December 31, 2022, to support our growth.

Transportation and storage costs increased by £2.4 million for the year ended December 31, 2022 compared to the year ended December 31, 2021 primarily due to a more intense use of our fleet of transporters, resulting in increases in fuel and mileage, insurance and other costs incurred in the outbound transportation of vehicles.

Depreciation increased by £1.6 million for the year ended December 31, 2022 compared to the year ended December 31, 2021 reflecting a large fleet of transporters and a higher number of vehicle preparation centers for the year ended December 31, 2022.

Other costs, which include post sales costs, increased by £6.2 million for the year ended December 31, 2022 compared to the year ended December 31, 2021 due to an increase in units sold and growth of our business.

Administrative expenses

The following tables summarize our administrative expenses for the periods presented:

	Year ended December 31, 2022	Year ended December 31, 2021	Variance
	£’000	£’000	£’000%
Staff costs	71,564	48,682	22,882	47%
Office and property costs	20,896	13,949	6,947	50%
Technology and other costs	41,705	23,763	17,942	76%
Depreciation, amortization and impairment of intangible assets	344,278	49,363	294,915	597%
Share-based payments	44,496	43,871	625	1%
Exceptional items	6,968	39,227	(32,259)	(82)%
Administrative expenses	529,907	218,855	311,052	142%

The total administrative costs increased by £311.1 million for the year ended December 31, 2022 compared to the year ended December 31, 2021 primarily due to:

●	an increase in personnel-related costs of £22.9 million due to an increase in average headcount across all administrative functions;

●	an increase in share-based payments by £0.6 million reflecting the higher headcount and larger number of outstanding options;

●	an increase in depreciation, amortization and impairment of intangible assets of £294.9 million reflecting a non-cash impairment charge of £299.4 million largely related to actions taken in the Group’s Revised Business Plans including the wind down of operations in mainland Europe, and a higher number of offices and Customer Centers; and

●	exceptional items of £7.0 million include restructuring costs of £6.0 million with the remainder primarily related to transaction costs incurred on the acquisition of brumbrum. Exceptional items for the year ended December 31, 2021 included transaction costs of £37.8 million in relation to the De-SPAC Transactions.

Finance income

Finance income increased by £1.9 million for the year ended December 31, 2022 compared to the year ended December 31, 2021 due to an increase in average cash at bank and short-term deposits, and an increase in interest rates.

Finance expenses

Our finance expenses are interest on the Convertible Notes, stocking loans and subscription facilities, and interest on lease liabilities. The tables below are summaries of the amount recognized for the periods presented:

	Year ended December 31, 2022	Year ended December 31, 2021	Variance
	£’000	£’000	£’000%

Interest on Convertible Notes	41,351	-	41,351	-
Interest on loans and borrowings	6,940	3,327	3,613	109%
Interest on lease liabilities	5,048	1,336	3,712	278%
Finance expense	53,339	4,663	48,676	1,044%

Finance expenses increased by £48.7 million for the year ended December 31, 2022 compared to the year ended December 31, 2021. Interest on Convertible Notes was £41.4 million for the year ended December 31, 2022 of which £33.4 million was non-cash. Interest on loans and borrowings increased by £3.6 million primarily due to an increase in interest rates. Interest on lease liabilities increased by £3.7 million driven by an increase in the number of leasehold properties and the large fleet of transporters.

Other income and expenses

The following tables summarize our other income and expenses for the periods presented:

	Year ended December 31, 2022	Year ended December 31, 2021	Variance
	£’000	£’000	£’000%
Fair value movement in the Convertible Notes and embedded derivative	198,769	-	198,769	-
Fair value movement in the warrants	47,097	26,671	20,426	77%
Foreign exchange movements	(51,630)	-	(51,630)	-
IFRS 2 expense on the De-SPAC Transaction (non-cash)	-	(240,810)	240,810	-
Other income and expenses	194,236	(214,139)	408,376	(191)%

The fair value movement in the Convertible Notes and embedded derivative of £198.8 million reflected the decrease in the fair value of the embedded derivative since February 16, 2022.

The fair value movement in the warrants of £47.1 million reflected the decrease in the fair value of the warrants during the year ended December 31, 2022.

Foreign exchange movements of £51.6 million were primarily due to adverse movements in the USD denominated Convertible Notes and embedded derivate and warrants.

In 2021, the one-off, non-cash, IFRS 2 expense of £240.8 million was a result of the De-SPAC Transaction. Cazoo issued shares with a fair value of £288.4 million to Ajax shareholders. In exchange, Cazoo received the identifiable net assets held by Ajax, which had a fair value upon closing of £47.5 million. The excess of the fair value of the equity instruments issued over the fair value of the identified net assets received represented a non-cash expense in accordance with IFRS 2.

Tax credit

The tax credit was £7.4 million for the year ended December 31, 2022 compared to a tax credit of £2.2 million for the year ended December 31, 2021. The tax credit related to the net movements in specific deferred tax items in the period. A deferred tax asset is only recognized up to an amount equal to the total of deferred tax liabilities with the excess not being recognized.

Loss after tax from discontinued operations

Loss after tax from discontinued operations increased by £171.5 million for the year ended December 31, 2022 compared to the year ended December 31, 2021 due to the launch and subsequent winddown of our operations in mainland Europe.

Six months ended June 30, 2023 compared to six months ended June 30, 2022

	Six months ended June 30, 2023	Six months ended June 30, 2022(1)	Variance
	£’000	£’000	£’000%
Continuing operations
Revenue(2)	418,562	583,220	(164,658)	(28)%
Cost of sales	(395,779)	(577,547)	181,768	(31)%
Gross profit	22,783	5,673	17,110	302%

Marketing expenses	(18,803)	(37,463)	18,660	(50)%
Selling and distribution expenses	(34,614)	(51,352)	16,738	(33)%
Administrative expenses	(104,661)	(262,235)	157,574	(60)%
Loss from operations	(135,295)	(345,377)	210,082	(61)%

Finance income	2,671	571	2,100	368%
Finance expense	(33,009)	(20,165)	(12,844)	64%
Other income and expenses(3)	14,378	157,973	(143,595)	(91)%

Loss before tax	(151,255)	(206,998)	55,743	(27)%

Tax credit	-	6,319	(6,319)	(100)%

Loss for the year from continuing operations	(151,255)	(200,679)	49,424	(25)%

Discontinued operations(1)
Profit/(Loss) after tax from discontinued operations	871	(40,779)	41,650	(102)%

Loss for the year	(150,384)	(241,458)	91,074	(38)%

Other comprehensive income
Exchange differences on translation of foreign operations	(1,987)	4,031	(6,018)	(149)%
Total comprehensive loss for the year	(152,371)	(237,427)	85,056	(36)%

(1)	The 2022 reporting period has been restated to show the EU segment as a discontinued operation.

(2)	Revenue excludes £nil of sales in 2023 where Cazoo sold vehicles as an agent for third parties and only the net commission received from those sales is recorded within revenue (six months ended June 30, 2022: £1.9 million).

(3)	Other income and expenses include fair value movement in the Convertible Notes, embedded derivative and warrants, and foreign exchange movements.

Revenue

The following tables summarize our revenue for the periods presented:

	Six months ended June 30, 2023	Six months ended June 30, 2022	Variance
	£’000	£’000	£’000%
Retail	376,386	497,790	(121,404)	(24)%
Wholesale	35,984	68,888	(32,904)	(48)%
Other sales	6,192	16,542	(10,350)	(63)%
Revenue	418,562	583,220	(164,658)	(28)%

Revenue decreased by £164.7 million for the six months ended June 30, 2023 compared to the six months ended June 30, 2022 primarily due to a decrease in retail units sold. This was in line with our expectations as at the beginning of 2023 we reset targets for the year to focus fully on unit economics rather than volume.

Retail revenue decreased by £121.4 million for the six months ended June 30, 2023 compared to the six months ended June 30, 2022. This is due to the planned decrease in the number of retail vehicles sold, from 28,628 during the six months ended June 30, 2022 to 22,438 during the six months ended June 30, 2023, in line with our Revised 2023 Plan to improve the unit economics of the business and to deliver a significant reduction in cash consumption.

Wholesale revenue decreased by £32.9 million for the six months ended June 30, 2023 compared to the six months ended June 30, 2022 in line with the reduction in retail sales.

Other sales decreased by £10.4 million for the six months ended June 30, 2023 compared to the six months ended June 30, 2022. The decrease was driven by lower revenue from subscription services and nil revenue from the third-party reconditioning as we have been exiting those contracts.

Cost of sales

The following tables summarize our cost of sales for the periods presented:

	Six months ended June 30, 2023	Six months ended June 30, 2022	Variance
	£’000	£’000	£’000%
Vehicle purchases	368,400	526,847	(158,447)	(30)%
Reconditioning and other costs	27,379	50,700	(23,321)	(46)%
Cost of sales	395,779	577,547	(181,768)	(31)%

Cost of sales decreased by £181.8 million for the six months ended June 30, 2023 compared to the six months ended June 30, 2022 due to a decrease in vehicle purchases and reconditioning costs in line with our Revised 2023 Plan to improve the unit economics of the business.

Vehicle purchases decreased by £158.4 million for the six months ended June 30, 2023 compared to the six months ended June 30, 2023, in line with our Revised 2023 Plan.

Reconditioning and other costs decreased by £23.3 million for the six months ended June 30, 2023 compared to the six months ended June 30, 2022 as a result of a decrease in the number of cars requiring reconditioning before being listed on our website and efficiencies in our reconditioning operations. The depreciation charge of subscription vehicles is also included within reconditioning and other costs. No reconditioning of third-party vehicles was performed in the six months ended, June 30, 2023 as we are exiting these contracts.

Marketing expenses

Marketing expenses decreased by £18.7 million for the six months ended June 30, 2023 compared to the six months ended June 30, 2022 primarily driven by a shift from brand to performance marketing.

Selling and distribution expenses

The following tables summarize our selling and distribution expenses for the periods presented:

	Six months ended June 30, 2023	Six months ended June 30, 2022	Variance
	£’000	£’000	£’000%
Staff costs	22,068	30,832	(8,764)	(28)%
Transportation and storage costs	4,819	9,052	(4,233)	(47)%
Depreciation	4,106	6,190	(2,084)	(34)%
Other costs	3,621	5,278	(1,657)	(31)%
Selling and distribution expenses	34,614	51,352	(16,738)	(33)%

Selling and distribution expenses decreased by £16.7 million for the six months ended June 30, 2023, compared to the six months ended June 30, 2022, primarily due to a decrease in personnel-related costs (selling and distribution staff) of £8.8 million, due to a decrease in headcount in the six months ended June 30, 2023, in line with our Revised 2023 Plan.

Transportation and storage costs decreased by £4.2 million for the six months ended June 30, 2023 compared to the six months ended June 30, 2022 primarily due to a lower use of the fleet of transporters we employ to move vehicles between customer locations and our centers, in line with decreased retails units sold. This resulted in decreases in fuel and mileage, insurance and other costs incurred in the transportation of vehicles.

Depreciation decreased by £2.1 million for the six months ended June 30, 2023 compared to the six months ended June 30, 2022 reflecting a lower number of vehicle preparation centers.

Other costs, which include post sales costs, decreased by £1.7 million for the six months ended June 30, 2023 compared to the six months ended June 30, 2022 due to a decrease in units sold.

Administrative expenses

The following tables summarize our administrative expenses for the periods presented:

	Six months ended June 30, 2023	Six months ended June 30, 2022	Variance
	£’000	£’000	£’000%
Staff costs	25,972	37,611	(11,639)	(31)%
Office and property costs	8,877	12,186	(3,309)	(27)%
Technology and other costs	14,279	19,329	(5,050)	(26)%
Depreciation, amortization and impairment of tangible and intangible assets	32,458	151,752	(119,294)	(79)%
Share-based payments	1,881	35,096	(33,215)	(95)%
Exceptional items	21,194	6,261	14,933	239%
Administrative expenses	104,661	262,235	(157,574)	(60)%

Total administrative costs decreased by £157.6 million for the six months ended June 30, 2023 compared to the six months ended June 30, 2022 primarily due to:

●	a decrease in personnel-related costs of £11.6 million due to a decrease in headcount across all administrative functions, in line with our Revised 2023 Plan;

●	a decrease in share-based payments by £33.2 million reflecting the lower headcount and higher forfeitures of options;

●	a decrease in depreciation, amortization and impairment of tangible and intangible assets of £119.3 million reflecting a lower number of offices and Customer Centers and a lower non-cash impairment charge of £16.3 million compared to £135.4 million in the comparative six months ended June 30, 2022; and

●	exceptional items of £21.2 million relate to costs associated with UK restructuring.

Finance income

Finance income increased by £2.1 million for the six months ended June 30, 2023 compared to the six months ended June 30, 2022 due to an increase in interest rates.

Finance expenses

Our finance expenses are interest on the Convertible Notes, stocking loans and subscription facilities, and interest on lease liabilities. The tables below are summaries of the amount recognized for the periods presented:

	Six months ended June 30, 2023	Six months ended June 30, 2022	Variance
	£’000	£’000	£’000%
Interest on Convertible Notes	25,981	16,057	9,924	62%
Interest on loans and borrowings	4,074	2,579	1,495	58%
Interest on lease liabilities	2,954	1,529	1,425	93%
Finance expense	33,009	20,165	12,844	64%

Finance expenses increased by £12.8 million for the six months ended June 30, 2023 compared to the six months ended June 30, 2022. Interest on Convertible Notes was £26.0 million for the six months ended June 30, 2023 of which £20.9 million was non-cash. Interest on loans and borrowings increased by £1.5 million primarily due to an increase in interest rates. Interest on lease liabilities increased by £1.5 million driven by an increase in the incremental borrowing rate used to determine the accounting interest charge for leases entered into the second half of 2022.

Other income and expenses

The following tables summarize our other income and expenses for the periods presented:

	Six months ended June 30, 2023	Six months ended June 30, 2022	Variance
	£’000	£’000	£’000%
Fair value movement in the Convertible Notes and embedded derivative	(226)	168,085	(168,311)	(100)%
Fair value movement in warrants	478	41,840	(41,362)	(99)%
Foreign exchange movements	14,126	(51,952)	66,078	(127)%
Other income and expenses	14,378	157,973	(143,595)	(91)%

The fair value movement in the Convertible Notes and embedded derivative of £0.2 million reflected a very marginal increase in the fair value of the embedded derivative during the six months ended June 30, 2023. The change was marginal due to lower volatility on the share price.

The fair value movement in the warrants of £0.5 million reflected a slight decrease in the fair value of the warrants during the six months ended June 30, 2023. The change was marginal due to lower volatility on the share price.

Foreign exchange movements of £14.1 million were primarily due to favorable movements in the USD denominated Convertible Notes and embedded derivative and warrants.

Tax credit

The tax credit was £nil for the six months ended June 30, 2023 compared to a tax credit of £6.3 million for the six months ended June 30, 2022. The tax credit in 2022 related to the net movements in specific deferred tax items in the period. A deferred tax asset is only recognized up to an amount equal to the total of deferred tax liabilities with the excess not being recognized.

Gain/(Loss) after tax from discontinued operations

Discontinued operations made a gain of £0.9m for the six months ended June 30, 2023 compared to a loss of £40.8 million for the six months ended June 30, 2022 following the conclusion of our withdrawal from mainland Europe.

Non-IFRS financial measures: Adjusted EBITDA

In addition to our results determined in accordance with IFRS we believe that Adjusted EBITDA provides useful information for management and investors to assess the underlying performance of the business as it removes the effect of certain non-cash items and certain charges that are not indicative of our underlying operating performance or results of operations. We believe that non-IFRS financial information, when taken collectively with financial measures prepared in accordance with IFRS, may be helpful to investors because it provides an additional tool for investors to use in evaluating our ongoing operating results and trends and because it provides consistency and comparability with past financial performance.

Adjusted EBITDA is presented for supplemental informational purposes only, and Adjusted EBITDA has limitations as an analytical tool and should not be considered in isolation from, or as a substitute for, the analysis of other IFRS financial measures, such as loss for the year. Some of the limitations of Adjusted EBITDA include that it does not reflect the impact of working capital requirements or capital expenditures and other companies in our industry may calculate Adjusted EBITDA differently, or use a different accounting standard such as U.S. GAAP, which limits its usefulness as a comparative measure. Adjusted EBITDA may not be indicative of our historic operating results nor is it meant to be predictive of potential future results.

“Adjusted EBITDA” is defined as loss for the year from continuing operations adjusted for tax, finance income, finance expense, depreciation, amortization and impairment of intangible assets, share-based payment expense, fair value movement in the Convertible Notes and embedded derivative, fair value movement in the warrants and foreign exchange movements and exceptional items which do not relate to our underlying operations.

The tables below presents a reconciliation of loss for the year, the most comparable IFRS measure to Adjusted EBITDA for the periods presented.

	Year ended December 31, 2022	Year ended December 31, 2021
	£’000	£’000
Loss for the year	(703,884)	(543,509)
Gain/(Loss) for the year from discontinued operations	185,762	14,217
Loss for the year from continuing operations	(518,122)	(529.292)
Adjustments:
Tax credit	(7,352)	(2,162)
Finance income	(2,111)	(232)
Finance expense	53,339	4,663
Depreciation	44,521	26,274
Amortization and impairment of intangible assets(1)	318,709	35,968
Share-based payment expense	44,496	43,871
IFRS 2 expense on the De-SPAC Transaction (non-cash)	-	240,810
Fair value movement in the Convertible Notes and embedded derivative, fair value movement in the warrants and foreign exchange movements	(194,236)	(26,671)
Exceptional items(2)	6,968	39,227
Total adjustments	264,334	361,748
Adjusted EBITDA	(253,788)	(167,544)

(1)	For the year ended December 31, 2022, amortization and impairment of intangible assets includes a non-cash impairment charge of £299.4 million largely related to actions taken in the Group’s Revised Business Plans.

(2)	For the year ended December 31, 2022, exceptional items of £7.0 million include restructuring costs of £6.0 million with the remainder primarily related to transaction costs incurred on the acquisition of brumbrum. For the year ended December 31, 2021, exceptional items of £39.2 million include transaction costs incurred for the Business Combination of £37.8 million, with the remainder primarily related to the acquisition of subsidiaries.

	Six months ended June 30, 2023	Six months ended June 30, 2022
	£’000	£’000

Loss for the year	(150,384)	(241,458)
Gain/(Loss) for the year from discontinued operations	(871)	40,779
Loss for the year from continuing operations	(151,255)	(200,679)
Adjustments:
Tax credit	-	(6,319)
Finance income	(2,671)	(571)
Finance expense	33,009	20,165
Depreciation and impairment of tangible assets(1)	38,257	20,657
Amortization and impairment of intangible assets(2)	3,642	141,465
Share-based payment expense	1,881	35,096
Fair value movement in the Convertible Notes, embedded derivative, warrants and foreign exchange movements	(14,378)	(157,973)
Exceptional items(3)	21,194	6,261
Total adjustments	80,934	58,781
Adjusted EBITDA	(70,321)	(141,898)

(1)	In the six months ended June 30, 2023, depreciation and impairment of tangible assets includes a non-cash impairment charge of £16.3 million (2022: £nil) largely related to the various restructuring activities undertaken by the Group.

(2)	In the six months ended June 30, 2023, amortization and impairment of intangible assets includes a non-cash impairment charge of £0.7 million (2022: £135.4 million) largely related to the various restructuring activities undertaken by the Group.

(3)	In the six months ended June 30, 2023, exceptional items of £21.2 million relate to costs associated with UK restructuring.

Liquidity and Capital Resources

The change in economic climate and the reduced availability of capital in 2022 prompted us to launch a business realignment plan in June 2022 to right-size the business, which also included the winddown of our subscription services across all markets and, in September 2022, we made the decision to exit our mainland European operations which still required significant capital to expand. In January 2023, with inflation and interest rates continuing to climb, we announced the Revised 2023 Plan. We pivoted from fast growth to focus on unit economics, optimization of our operational footprint and preservation of our cash balance; to that end, we reset our expectations for 2023 and launched restructuring changes. The restructuring changes included closure of 14 Cazoo Customer Centers (from 21 down to 7), four Cazoo vehicle preparation centers (from eight down to four) and reduction of headcount from 3,226 employees as of December 31, 2022 to approximately 1,200 employees as of September 22, 2023. Refer to “Business” for details on the actions we are undertaking.

These actions have delivered a significant reduction in our cash consumption during the six months ended June 30, 2023. As of December 31, 2022, we had cash and cash equivalents of £258.3 million, including £12.4 million in assets held for sale. As of June 30, 2023, we had cash and cash equivalents of £194.6 million. We believe that our cash on hand, and available borrowing capacity under stocking loans and borrowings, will be adequate to meet our liquidity requirements for at least the twelve months following June 30, 2023.

The ongoing reviews of costs and the Five-Year-Plan are expected to continue to deliver reductions in our cash consumption so that we operate without the need to raise further external funding until the second half of 2024, although we may need or elect to seek to raise capital earlier.

Given the stage of evolution of our Company, there are certain inherent uncertainties in forecasting operating performance, including gross profit margin and cash flows. Our ability to satisfy our current liabilities and maintain daily liquidity is dependent on successful execution of our 2023 budget. Management has evaluated our forecasted cash burn rate by testing our 2023 budget in a range of scenarios. In a downside scenario, certain inherent uncertainties for forecasting operating performance, including gross profit margin, and the status of implementing the 2023 budget, combine to raise substantial doubt about our ability to continue as a going concern. See Note 2.7 to the audited consolidated financial statements included elsewhere in this prospectus and Note 2.1 to the unaudited condensed interim financial statements included elsewhere in prospectus.

As at December 31, 2022 we had loans and borrowings of £182.2 million, including stocking loans of £161.6 million and facilities for financing subscription vehicles of £15.0 million. As at June 30, 2023 we had loans and borrowings of £86.5 million, including stocking loans of £82.4 million and facilities for financing subscription vehicles of £0.8 million. Our business model relies on having a large inventory of cars available on our platform to present a broad offering to prospective customers. To fund the working capital required to maintain high levels of inventory we enter into stocking loan arrangements. Under a stocking loan arrangement, a bank will take the legal title of cars held in Cazoo’s stock and provide a loan relative to the value of the car. Our stocking loans do not contain financial or other restrictive covenants; however, one of the facilities has a feature where the loan-to-value (“LTV”) terms decrease from 80% to 50% incrementally over a period of eight weeks if our cash falls below £70 million. The loans charge a rate of interest at a base rate plus a margin. These facilities have no fixed end date but are subject to annual review. We have been notified that due to a change in global strategy, one of our stocking loan lenders, Santander, is ceasing to provide wholesale stocking loan facilities with effect from January 1, 2024. We believe that we currently have sufficient facilities across our other current providers to continue to finance all eligible units. If the level of these facilities is further reduced, we could choose to cash finance inventory in the short-term, or to reduce overall levels of inventory held. The Transactions will constitute a change of control for purposes of two of our stocking loan facilities with Lombard and Santander (the latter, as noted above, will be exiting its wholesale stocking loan facility business with effect from January 1, 2024). The lenders under these facilities will have the right to terminate their facilities as a result of the change of control, unless waived in the sole discretion of the lender. We have notified Lombard and Santander of the contemplated Transactions and are in discussions relating to receiving waivers in connection with the Transactions and the change of control provisions contained in the respective stocking loan agreements. In the event that Lombard elects to terminate its stocking loan facility as a result of the Transactions, we would need to cash finance inventory and/or reduce overall levels of inventory held in the short-term and seek to put in place alternative financing arrangements for the medium- and long-term.

As at December 31, 2022, the Convertible Notes and embedded derivative had a carrying amount of £349.0 million and as at June 30, 2023, the Convertible Notes and embedded derivative had a carrying amount of £355.4 million. The Convertible Notes bear regular interest at a rate of 2.00% per year. The Convertible Notes will mature on February 16, 2027, unless earlier redeemed, repurchased or converted in accordance with the terms of the Convertible Notes. The principal amount of the Convertible Notes does not accrete.

We do not believe we will need external capital until the second half of 2024. However, in response to the risks and uncertainties described above, we may need or elect to seek to secure additional outside capital sooner. While we have historically been successful in our ability to secure outside capital, we currently have no firm commitments from prospective sources of additional outside capital. We can provide no assurance that we will be able to secure outside capital in the future or that we will be able to do so on terms that are acceptable to us, or that market conditions will be favorable for capital raising transactions. Furthermore, we also plan to continue to closely monitor our cash flows and, if necessary, we may implement certain incremental cost savings to preserve our liquidity beyond those being implemented through the Revised Business Plans and our 2023 budget. While we currently expect we will be able to generate sufficient liquidity to fund our operations until the second half of 2024, we can provide no assurance we will successfully generate such liquidity, or if necessary, secure additional outside capital or achieve incremental cost savings. In addition, the terms of the New Notes will include a minimum liquidity covenant set at £50 million, tested quarterly.

Cash flows

The following table shows a summary of our audited consolidated cash flows for the years ended December 31, 2022 and 2021.

	Year ended December 31, 2022	Year ended December 31, 2021
	£’000	£’000
Net cash provided by/(used in):
Operating activities	(250,398)	(556,489)
Investing activities	(75,531)	(234,660)
Financing activities	380,328	741,026
Net increase/(decrease) in cash and cash equivalents	54,399	(50,123)

Cash flow movements include both continuing and discontinued operations.

Operating activities

Our primary sources of operating cash flows result from the sale of retail vehicles, wholesale vehicles and other services we provide to customers. Our primary uses of cash from operating activities are purchases of inventory, vehicle reconditioning costs, marketing costs and personnel-related expenses.

Net cash used in operating activities was £250.4 million for the year ended December 31, 2022 (£556.5 million for the year ended December 31, 2021).

The net cash used in operating activities during the year ended December 31, 2022 was primarily attributed to a net operating cash outflow of £374.8 million (outflow of £220.9 million for the year ended December 31, 2021), partially offset by a cash inflow from working capital movements of £121.8 million (outflow from working capital movements of £335.8 million for the year ended December 31, 2021).

Net operating cash flow represents the loss for the year of £703.9 million (loss for the year of £543.5 million for the year ended December 31, 2021), adjusted for non-cash items of £329.1 million (£322.6 million for the year ended December 31, 2021)

Non-cash items include depreciation, amortization and impairment of intangible assets, finance income, finance expense, share-based payment expense, fair value movement in the Convertible Notes and embedded derivative, fair value movement in the warrants and foreign exchange movements, tax credit, impairment loss on remeasurement of the disposal group, loss on sale of property, plant and equipment, loss on sale of discontinued operations, loss on sale and leaseback transactions and movement in provisions.

The cash inflow from working capital movements for the year ended December 31, 2022 was largely due to a reduction in inventory as we wound down our operations in Europe and improved stock turn in the UK, whereas the working capital outflow for the year ended December 31, 2021 was driven by investment in inventory and subscription vehicles. The remaining movement in working capital was due to movements in trade and other receivables, trade and other payables and subscription vehicles.

Investing activities

Net cash used in investing activities was £75.5 million for the year ended December 31, 2022 (£234.7 million for the year ended December 31, 2021).

The net cash used in investing activities during the year ended December 31, 2022 was primarily attributed to the acquisition of subsidiaries for £33.1 million net of the cash acquired, additions to property plant and equipment of £33.6 million, as well as additions to intangible assets of £18.1 million.

Financing activities

Net cash provided by financing activities was £380.3 million for the year ended December 31, 2022 (£741.0 million for the year ended December 31, 2021).

The net cash provided by financing activities during the year ended December 31, 2022 was primarily attributed to the net proceeds from the convertible notes. In addition, there were proceeds from stocking loans and subscription facilities. The net cash used in financing for the year ended December 31, 2022 was primarily attributed to lease payments and the repayment of stocking loans and mortgages.

The following table shows a summary of our unaudited condensed consolidated cash flows for the six months ended June 30, 2023 and June 30, 2022:

	Six months ended June 30, 2023	Six months ended June 30, 2022
	£’000	£’000
Net cash from/(used in):
Operating activities	45,277	(213,978)
Investing activities	15,691	(49,565)
Financing activities	(122,157)	465,007
Net (decrease)/increase in cash and cash equivalents	(61,189)	201,464

Cash flow movements include both continuing and discontinued operations.

Overall, there was a £61.2 million cash outflow during the period and cash and cash equivalents as at June 30, 2023 were £194.6 million.

Operating activities

Our primary sources of operating cash flows result from the sale of retail vehicles, wholesale vehicles and other services we provide to customers. Our primary uses of cash from operating activities are purchases of inventory, vehicle reconditioning costs, marketing costs and personnel-related expenses.

Net cash from operating activities was £45.3 million for the six months ended June 30, 2023 (£214.0 million outflow in for the six months ended June 30, 2022).

The net cash generated from operating activities during the six months ended June 30, 2023 was primarily attributed to a net cash inflow from working capital movements of £148.7 million (outflow from working capital movements of £36.8 million for the six months ended June 30, 2022) offset by operating cash outflow of £106.2 million (outflow of £177.8 million for the six months ended June 30, 2022).

Net operating cash flow represents the loss for the period of £150.4 million (loss for the period of £241.5 million for the six months ended June 30, 2022), adjusted for non-cash items of £44.2 million (£63.7 million for the six months ended June 30, 2022).

Non-cash items include depreciation, amortization and impairment of tangible and intangible assets, finance expense, finance income, share-based payment expense, fair value movement in the Convertible Notes and embedded derivative, fair value movement in the warrants and foreign exchange movements, tax credits, other fair value movements, movement in provisions and the gain/loss on property, plant and equipment, disposal of subsidiaries and leases.

The cash inflow from working capital movements for the six months ended June 30, 2023 was largely due to a reduction in inventory to reflect the lower volume plan compared to our growth last year. The remaining movement in working capital was due to movements in trade and other receivables, trade and other payables and subscription vehicles.

Investing activities

Net cash from investing activities was £15.7 million for the six months ended June 30, 2023 (£49.6 million outflow for the six months ended June 30, 2022), including £19.2 million from the sale of subsidiaries.

Within investing activities, spend on technology development and PPE has reduced, and we are divesting rather than acquiring subsidiaries.

Financing activities

Net cash used by financing activities was £122.2 million for the six months ended June 30, 2023 (inflow of £465.0 million for the six months ended June 30, 2022).

Financing activities are adverse to the same period last year when we derived the benefit of the Convertible Note issue and the growth in inventory which was partly financed by stocking loans. The negative movement in inventory financing in the period to June, 30 2023 somewhat offsets the working capital improvement noted within operating activities.

Contractual obligations and commitments

The table below presents a summary of our undiscounted contractual obligations and other commitments as of December 31, 2022 (in thousands):

	Total	< 1 Year	1 – 5 Years	> 5 Years
	£’000	£’000	£’000	£’000
Convertible Notes and embedded derivative	564,777	10,411	554,336	-
Stocking loans(1)	164,478	164,478	-	-
Subscription facilities	15,354	15,354	-	-
Secured asset financing	6,135	1,727	4,408	-
Bank loans	30	30	-	-
Lease liabilities	153,171	24,203	56,324	72,644
Trade payables	68,201	68,201	-	-
Total contractual obligations	972,146	284,404	615,098	72,644

(1)	The stocking loans generally become due at the earlier of a sale of our vehicle to a customer or 180 days from the inception of the individual loan.

The table below presents a summary of our undiscounted contractual obligations and other commitments as of June 30, 2023 (in thousands):

	Total	< 1 Year	1 – 5 Years	> 5 Years
	£’000	£’000	£’000	£’000
Convertible Notes and embedded derivative	536,697	9,985	526,712	-
Stocking loans(1)	84,480	84,480	-	-
Subscription facilities	772	772	-	-
Secured asset financing	3,760	1,151	2,609	-
Lease liabilities	124,775	14,460	47,599	62,716
Trade payables	55,190	55,190	-	-
Total contractual obligations	805,674	166,038	576,920	62,716

(1)	The stocking loans generally become due at the earlier of a sale of our vehicle to a customer or 180 days from the inception of the individual loan.

Off balance sheet arrangements

As of June 30, 2023, we did not have any off-balance sheet financing arrangements.

Critical accounting policies and estimates

Our financial statements are prepared in accordance with international accounting standards in conformity with the requirements of International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

While our significant accounting policies are described in more detail in Note 2 in our audited consolidated financial statements included elsewhere in the registration statement of which this prospectus forms a part, we believe that the following accounting policies are those most critical to the judgments and estimates used in the preparation of our financial statements.

Revenue recognition

The process of determining whether Cazoo acts as a principal or agent in certain transactions requires detailed analysis of the specific facts and circumstances of the transaction concerned. Management judgement is applied in the assessment of the transaction against the three indicators in IFRS 15:

●	Assessment of whether Cazoo is primarily responsible for fulfilling the promise to provide the specified good or service.

●	Assessment of whether Cazoo has inventory risk before the specified good or service has been transferred to a customer or after transfer of control to the customer.

●	Assessment of whether Cazoo has discretion in establishing the price for the specified good or service.

●	Revenue includes the fixed commission from the sale of a small number of vehicles where Cazoo acts as an agent.

Recognition of acquired intangibles on acquisition

The process of recognizing intangible assets acquired in an acquisition requires a judgement in assessing the intangibles that exist in the acquired business and assessing fair value. An intangible asset acquired as part of a business combination is recognized if it can be separately identified and it is a probable source of economic benefits.

The details of all assets and liabilities recognized upon acquisition is set out in Note 14 of the audited consolidated financial statements included elsewhere in this prospectus.

Capitalization of development time

Time spent by our employees, and external contractors under the direction of our employees, in software development is capitalized as an internally generated intangible asset when the requirements of IAS 38 and of Group policy are both met. Management judgement is applied in the assessment of the project against the development criteria of IAS 38.

Determination of cash-generating units (“CGUs”)

Judgement is applied in the determination of CGUs for impairment testing. Management have carefully considered the cash inflows of each group of assets and how they are monitored. As a result, management identified three CGUs (UK, Cazana, France and Germany) for the year ended December 31, 2022 based on the lowest level at which largely independent cash flows are generated. For the period ended June 30, 2023, the UK was the CGU. Management also considered secondary factors such as monitoring by management and how management makes decisions about continuing or disposing of assets and operations in helping to identify its CGUs. Further information on the three CGUs and impairment testing are disclosed in Note 16 of the audited consolidated financial statements included elsewhere in this prospectus.

Impairment of intangible assets and goodwill

Impairment exists when the carrying value of an asset or cash generating unit exceeds its recoverable amount. The value in use calculation is based on a discounted cash flow (“DCF”) model. The cash flows are derived from the budget for the next five years. The recoverable amount is sensitive to the discount rate used for the DCF model as well as the expected future cash-inflows and the growth rate used for extrapolation purposes. These estimates are most relevant to goodwill recognized by the Company. The key assumptions used to determine the recoverable amount for the different CGUs, including a sensitivity analysis, are disclosed and further explained in Note 16 of the audited consolidated financial statements included elsewhere in this prospectus.

Net realizable value of inventory

Vehicles held in inventory are stated at the lower of cost and net realizable value. The calculation of net realizable value requires an estimate of the expected selling price of each vehicle held in inventory. This estimate is made using a combination of our historical data and independent market data. Independent market data provides a view to recent market activity for vehicles with similar attributes to those held in stock. This, combined with our recent sales data, is used to estimate the expected selling prices of inventory.

Share-based payments

Estimating the fair value of equity-settled employee share options requires determination of the most appropriate valuation model, which depends on the terms and conditions of the grant. This estimate also requires determination of the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield and making assumptions about them. For the measurement of the fair value of equity-settled transactions with employees at the grant date, the Group uses a Monte-Carlo model for Executive director grants and a Black-Scholes model for the SAYE scheme. The assumptions and models used for estimating fair value for share-based payment transactions are disclosed in Note 26 of the audited consolidated financial statements included elsewhere in this prospectus for further details of the options granted.

Convertible Notes and embedded derivative

The valuation of the Convertible Notes and embedded derivative requires the use of option pricing models or other valuation techniques. The fair value of the embedded derivative is determined using a Monte-Carlo simulation to model the conversion, redemption and repayment premium features. The key assumption used for estimating the fair value of the embedded derivative is the volatility and credit spread. Further details are disclosed in Note 24 of the audited consolidated financial statements included elsewhere in this prospectus.

Warrants

The valuation of our warrants requires the use of option pricing models or other valuation techniques. The fair value is determined using a Black-Scholes model for the private warrants. The key assumption used for estimating the fair value of the private warrants is the volatility. Further details are disclosed in Note 24 of the audited consolidated financial statements included elsewhere in this prospectus.

Leases — Estimating the incremental borrowing rate

We cannot readily determine the interest rate implicit in the lease, therefore, we use our incremental borrowing rate (“IBR”) to measure lease liabilities. The IBR is the rate of interest that we would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment. The IBR therefore reflects what we ‘would have to pay’, which requires estimation when no observable rates are available or when they need to be adjusted to reflect the terms and conditions of the lease. We estimate the IBR using observable inputs when available and are required to make certain entity-specific estimates.

New and amended standards and interpretations

Refer to Note 2 of our audited consolidated financial statements and Note 2 of our unaudited condensed consolidated interim financial statements, each included elsewhere in this prospectus, for more information about recent accounting pronouncements, the timing of their adoption and Cazoo’s assessment, to the extent it has made one, of their potential impact on Cazoo’s financial condition and its results of operations and cash flows.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risk in the ordinary course of business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of fluctuations in interest rates. We do not hold or issue financial instruments for speculative or trading purposes.

Interest rate risk

Interest rate risk is the risk that changes in interest rates will affect our income and financial management. We are exposed to interest rate risk mainly through our stocking loans and subscription facilities where interest, in the six months ended June 30, 2023, was charged in reference to a base interest rate. However, our exposure to interest rate risk is mitigated since we were in a net cash position at June 30, 2023 and June 30, 2022, and therefore able to reduce exposure through repayment of the facilities. We do not hedge against interest rate risk.

The following tables demonstrate the sensitivity to a reasonably possible change in interest rates on our stocking loans and subscription facilities during the year ended December 31, 2022 and the six months ended June 30, 2023. With other variables held constant, our profit before tax is affected through the impact on floating rate borrowings, as follows:

	Change in basis points	Effect on profit before tax
		£’000
Year ended December 31, 2022	+100	(2,350)
	-100	1,754
Year ended December 31, 2021	+100	(1,393)
	-100	95

	Change in basis points	Effect on profit before tax
		£’000
Six months ended June 30, 2023	+100	(664)
	-100	664
Six months ended June 30, 2022	+100	(1,141)
	-100	716

Foreign currency risk

We have foreign currency risks related to certain expenses in US dollars, including the interest payments on our Convertible Notes. We do not currently hedge against currency risk through the use of financial instruments such as foreign currency swaps. However, we may look to do this in the future as appropriate. We previously had foreign currency risks related to our trading in mainland Europe which is now largely wound down.

The following tables demonstrate the sensitivity to a reasonably possible change in EUR/GBP and USD/GBP exchange rate, with all other variables held constant. The impact on our profit before tax is due to changes in the fair value of monetary assets and liabilities. Our exposure to foreign currency changes for all other currencies is not material.

	Increase/ decrease in EUR rate	Effect on profit before tax	Effect on pre-tax equity
		£’000	£’000
Year ended December 31, 2022	+5%	(8,613)	(6,516)
	-5%	8,613	6,516
Year ended December 31, 2021	+5%	(1,336)	(1,170)
	-5%	1,336	1,170

	Increase/ decrease in USD rate	Effect on profit before tax	Effect on pre-tax equity
		£’000	£’000
Six months ended June 30, 2023	+5%	(17,552)	(17,552)
	-5%	17,552	17,552
Six months ended June 30, 2022	+5%	(17,814)	(17,814)
	-5%	17,814	17,814

MANAGEMENT

The following table sets forth the names, ages and positions of our directors and executive officers as of the date of this prospectus.

Following the consummation of the Transactions, the Board will be replaced by the New Board, which will consist of seven members, six of whom will have been chosen by the holders of Convertible Notes and one of whom will have been chosen by the existing Board. The New Board will have the ability to control the appointment of the Company’s management. Of the six directors chosen by the holders of the Convertible Notes, four will initially be selected by Viking and two will initially be selected by Farallon.

Name	Age	Position
Alex Chesterman(1)	53	Executive Chairman (Class I)
Paul Whitehead(1)	52	Chief Executive Officer and Class III Director
Paul Woolf	58	Chief Financial Officer and Class II Director
Daniel Och	62	Class III Director
Luciana Berger	42	Class III Director
Mary Reilly(2)	70	Class I Director
Moni Mannings	60	Class I Director
Duncan Tatton-Brown	58	Class II Director

(1)	Effective April 1, 2023, the roles of Executive Chairman and Chief Executive Officer were split, with Alex Chesterman, previously Executive Chairman and Chief Executive Officer, continuing in the role of Executive Chairman and Paul Whitehead, previously Chief Operating Officer, taking on the role of Chief Executive Officer.

(2)	Ms. Reilly joined the Board as a Class I director effective February 1, 2023, to serve for the remainder of the full term of a Class I director. Ms. Reilly replaced David Hobbs, who stepped down as a director effective January 31, 2023.

Alex Chesterman serves as our Executive Chairman, a position he has held since the completion of our business combination with Ajax I on August 26, 2021 pursuant to the Business Combination Agreement (the “Business Combination”). Mr. Chesterman also served as our Chief Executive Officer from the completion of the Business Combination until April 1, 2023. Mr. Chesterman founded Cazoo Holdings in 2018 and served as its Chief Executive Officer and as a Director since inception. He is one of Europe’s leading digital entrepreneurs and has spent the last twenty years applying data and technology to improve consumer experiences. Previously, in 2008, he founded Zoopla to deliver greater transparency and efficiency to the UK property market and in 2003, he co-founded LoveFilm which transformed the DVD rental market in the UK and Europe. Mr. Chesterman holds a Bachelor’s Degree in Economics from University College London.

Paul Whitehead has served as our Chief Executive Officer since April 2023 and has served as a Director since October 28, 2022. Mr. Whitehead also served as our Chief Operating Officer since January 2019 until April 1, 2023. Prior to joining Cazoo, Mr. Whitehead was Chief Strategy Officer at ZPG Plc where he was responsible for strategic direction, M&A and partnerships as well as investments and management of its international businesses. Prior to that, he was Commercial Director at uSwitch and has over 20 years of experience in managing and growing consumer technology businesses. Mr. Whitehead holds a Bachelor’s Degree (Hons) in Business Studies from the University of Teesside.

Paul Woolf serves as our Chief Financial Officer and as a Director, positions he has held since November 1, 2022. Mr. Woolf has over 30 years’ experience in various finance roles and joined Cazoo from Graphcore. He was previously Chief Financial Officer at UK-listed Mitie Group PLC and prior to that held a number of roles at international private equity backed companies including CPA Global, Virgin Active, Birds Eye Iglo and The Automobile Association. Mr. Woolf holds a bachelor’s degree from the University of Oxford.

Daniel Och has served as a Director since the completion of the Business Combination. Mr. Och served as Chief Executive Officer and Chairman of Ajax from the closing of its initial public offering until the closing of the Business Combination. Mr. Och began his career at Goldman Sachs in 1982 and in 1994, he left to found asset management firm Och-Ziff Capital Management Group, where he served as Chief Executive Officer until February 2018 and Chairman of the Board until March 2019. Mr. Och focuses on investment activities through Willoughby Capital Holdings, LLC, his family office, and philanthropy through his foundation, the Jane and Daniel Och Family Foundation. Mr. Och holds a Bachelor’s Degree in Finance from the Wharton School of the University of Pennsylvania.

Luciana Berger has served as a Director since the completion of the Business Combination. Since February 2022 Ms. Berger has served as a consultant. From May 2020 until February 2022 Ms. Berger was a Managing Director of Advocacy and Public Affairs at Edelman UK, specializing in health, sustainability and energy policy. From 2010 to 2019 she served as a Member of Parliament for Liverpool Wavertree. She was the Shadow Minister for Energy and Climate Change, Shadow Minister for Public Health, Shadow Cabinet Member for Mental Health between 2010 and 2016, and the Liberal Democrat Shadow Spokesperson for Health, Social Care and Wellbeing in 2019. Ms. Berger earned a Bachelor’s degree from the University of Birmingham and a Masters’ degree from Birkbeck, University of London.

Mary Reilly has served as a Director since February 2023. Ms. Reilly is also a board member and Audit Chair of companies including MITIE Plc, Essentra Plc and Mar Holdco Sarl. She is also a non-executive director at Gemfields plc. Previously Ms. Reilly was a non-executive Director and Audit Chair at several companies including Travelzoo Inc, Ferrexpo Plc, Cape Plc and a main Board Director of the Department of Transport. Ms. Reilly was a partner at Deloitte LLP (and predecessor firms) – where she specialized in manufacturing, luxury retail and business services – for over 25 years until she retired in 2013. Ms. Reilly has a degree in history from University College London and is a Fellow of the Institute of Chartered Accountants of England and Wales and a Fellow of University College London.

Moni Mannings has served as a Director since the completion of the Business Combination. Ms. Mannings currently serves on the boards of directors of Hargreaves Lansdown PLC, where she serves as Chair of the Remuneration Committee and easyJet PLC, where she serves as Chair of the Remuneration Committee. From 2000 to 2016 Ms. Mannings served as a partner, board member and executive committee member of Olswang LLP. She previously served as a partner of Dewey Ballantine LLP and Simmons & Simmons. Ms. Mannings holds an LLB (Hons) from the University of Southampton and is qualified as a solicitor under the laws of England and Wales.

Duncan Tatton-Brown has served as a Director since the completion of the Business Combination. He is currently Chair of Oxford Nanopore plc. He is also Chair of Wednesday Topco Ltd, the ultimate holding company for loveholidays.com and Chair of Eztop Unlimited which trades as Ding.com. From September 2012 to November 2020 Mr. Tatton-Brown served as the Chief Financial Officer of Ocado Group plc. Prior to that he was Chief Financial Officer of Fitness First plc, Group Finance Director of Kingfisher plc, Finance Director of B&Q plc, Chief Financial Officer of Virgin Entertainment Group and held various senior finance positions at Burton Group Plc. Mr. Tatton-Brown currently sits on the board of directors of Trainline plc, where he serves as Chair of the Audit Committee. Mr. Tatton-Brown previously served as a Director of ZPG plc from May 2014 to July 2018. Mr. Tatton-Brown earned a master’s degree in Engineering from King’s College, Cambridge in 1987.

Effective April 1, 2023, the roles of Executive Chairman and Chief Executive Officer were split, with Alex Chesterman, previously Chief Executive Officer, continuing in the role of Executive Chairman and Paul Whitehead, previously Chief Operating Officer, taking on the role of Chief Executive Officer.

Board Disclosures

On September 29, 2016, in connection with his prior position as Chief Executive Officer and Chairman of the Board of Och-Ziff Capital Management Group, Daniel Och, without admitting or denying any of the allegations, settled with the SEC in connection with an investigation of certain payments made by Och-Ziff Capital Management Group, directly or indirectly through intermediaries, between the period from 2007 through 2011 to high-ranking government officials in the Democratic Republic of the Congo. Mr. Och agreed to cease and desist from committing or causing any violations and any future violations of Section 13(b)(2)(A) of the Exchange Act and agreed to a settlement payment of $2,173,718 in disgorgement and interest. The SEC did not allege any anti-fraud violations, intentional misrepresentations or willful misconduct on the part of Mr. Och.

Family Relationships

There are no family relationships between any of our executive officers and directors.

Director Nomination and Appointment Rights

At the closing of the Business Combination, the Company, Ajax I Holdings, LLC (the “Sponsor”) and certain securityholders of the Company entered into an investor rights agreement (the “Investor Rights Agreement”). Pursuant to the terms of the Investor Rights Agreement, certain shareholders are entitled to nominate individuals to the board of directors of the Company following the closing of the Business Combination, in each case, on the terms and subject to the conditions set forth therein. In particular, the Company and such securityholders have agreed to take all necessary and desirable action within their control to cause the nominating committee of the board of directors to nominate and recommend to the board of directors, the following individuals for election to the board as directors:

(a)	for so long as Alex Chesterman is the Chief Executive Officer of the Company or, together with his affiliates, beneficially owns at least 5% of the issued and outstanding voting shares of the Company, Alex Chesterman;

(b)	until the expiration of the term of office of the Company’s Class III directors in office at the closing of the Business Combination, one individual designated by the Sponsor, who will initially be Daniel Och.

On October 28, 2022, Daily Mail & Trust plc (“DMGT”) and Cazoo Group Ltd signed a waiver pursuant to which DMGT waived (i) its Board nomination and appointment rights and (ii) its right to appoint a Board observer set forth in the Investor Rights Agreement, and such rights under Sections 6.1.1(d), 6.1.6 and 6.1.4 of the Investor Rights Agreement were terminated.

Following the consummation of the Transactions, the director nomination rights contained in the Investor Rights Agreement will no longer apply. Instead, the Board will be replaced by the New Board, which will consist of seven members, six of whom will have been chosen by the holders of Convertible Notes and one of whom will have been chosen by the existing Board. Of the six directors chosen by the holders of the Convertible Notes, four will initially be selected by Viking and two will initially be selected by Farallon. The New Board will have the ability to control the appointment of the Company’s management.

See “Description of the Transactions and the Transaction Agreements — Transaction Support Agreement — New Board” and “Certain Relationships and Related Person Transactions — Related Person Transactions Related to the Business Combination — Investor Rights Agreement.”

Compensation

Executive Officer and Board Member Compensation

As of the date of this prospectus, the compensation for each of our executive officers is comprised of the following elements: base salary, an annual incentive tied to the achievement of Company, contractual benefits, and pension contributions.

Total cash compensation paid and benefits in kind provided to our executive officers and members of our Board for the year ended December 31, 2022 was £1,282,661.07. Of this total amount, £113,676.28 was made in pension payments and £10,346.99 was payable in benefits.

Our executive officers and members of our Board were not granted any options to purchase Class A ordinary shares in the year ended December 31, 2022.

In January 2023, in connection with the split of the roles of Executive Chairman and Chief Executive Officer (as described in “— Board Leadership Structure and Role in Risk Oversight” below), unvested options to purchase up to 393,334 Class A ordinary shares granted to Mr. Chesterman were cancelled and options to purchase an equivalent number of Class A ordinary shares and subject to the same performance-based vesting were granted to Mr. Whitehead. Of this award, options exercisable for 196,667 Class A ordinary shares are subject to performance-based vesting in four equal tranches if, over the five years from October 1, 2022, the Company’s share price reaches $10.00, $15.00, $20.00 and $25.00, respectively (in each case subject to adjustment for the Reverse Stock Split) for 20 days in any consecutive 30-trading day period. Vesting can occur at any time during the five-year period; however, tranches can only be settled or become exercisable in four equal annual installments, subject to continued employment. For example, if the target share price of $25.00 (without giving effect to the Reverse Stock Split) was met in the first year, the award would be fully performance-vested but exercisability would only occur in 25% tranches on an annual basis. Options exercisable for 196,667 Class A ordinary shares are time-based awards and are eligible to vest in equal annual installments on October 1 of each year beginning with October 1, 2023, subject to continued employment through each such date.

Following consummation of the Transactions, the New Board may amend, modify or otherwise change the Company’s executive officer and board member compensation policies and practices.

Employment Agreements

Alex Chesterman, Paul Whitehead and Paul Woolf are each party to an employment agreement with Cazoo Group Ltd, each of which is in substantially the same form. Under their respective agreements, each executive officer is eligible for an annual base salary and an annual discretionary bonus. In addition, each executive officer is subject to a perpetual confidentiality covenant and non-competition, non-solicitation, non-dealing, non-poaching, non-employment and non-interference restrictive covenants during the term of his employment and for a period of 12 months after the termination of his employment. Each agreement also includes a notice period of six months if Cazoo seeks to terminate the executive officer’s employment, other than due to the executive officer being guilty of gross misconduct or any other fundamental breach of the executive officer’s agreement. Cazoo Group Ltd has the ability to provide a payment in lieu of such notice or require the executive officer to be placed on garden leave.

Mr. Chesterman is eligible to participate in a performance-based bonus scheme. In October 2022 his bonus scheme was adjusted to provide for a maximum bonus opportunity of 100% of his annual base salary. Any bonus earned by Mr. Chesterman is subject to malus or clawback provisions in the event of a material breach of any agreement entered into by Mr. Chesterman and the Company. Mr. Chesterman is eligible to participate in our occupational pension scheme, pursuant to which we contribute 10% of basic salary, subject to the terms and conditions of the pension scheme.

Mr. Woolf and Mr. Whitehead are eligible to participate in a performance-based bonus scheme, which provides for a maximum bonus opportunity of 100% of their annual base salary. Any bonus earned by Mr. Woolf or Mr. Whitehead is subject to malus or clawback provisions in the event of a material breach of any agreement entered into by the respective executive and the Company. Mr. Woolf and Mr. Whitehead are eligible to participate in our occupational pension scheme, pursuant to which we contribute 10% of basic salary, subject to the terms and conditions of the pension scheme.

Cazoo Holdings Option Schemes

On May 30, 2019, the board of directors of Cazoo Holdings Limited, a private limited company organized under the law of England and Wales (“Cazoo Holdings”) adopted the (i) Cazoo Ltd EMI Share Option Scheme (the “EMI Share Option Scheme”) and (ii) Cazoo Ltd Share Option Scheme (Non-Tax Favoured) (the “Cazoo Ltd Share Option Scheme”). Further, in June 2020, the board of directors of Cazoo Holdings adopted the Cazoo Holdings Limited Share Option Scheme (the “Cazoo Holdings Limited Share Option Scheme,” and together with the EMI Share Option Scheme and the Cazoo Ltd Share Option Scheme, the “Option Schemes”). The Option Schemes were terminated in connection with closing of the Business Combination.

Under each of the EMI Share Option Scheme and the Cazoo Ltd Share Option Scheme, (i) no option could be granted if, as a result, the total value of shares of Cazoo Holdings in respect of unexercised options would exceed £3 million and (ii) no option could be granted to an individual if, as a result, the total value of the issued and outstanding shares of Cazoo Holdings as of the closing of the Business Combination (the “Cazoo Shares”) in respect of unexercised options held by such individual would exceed £250,000. Under the Cazoo Holdings Limited Share Option Scheme, no option could be granted if, as a result, the total values of Cazoo Shares in respect of unexercised options would exceed £15 million.

Purpose and Eligibility. The Option Schemes were intended to enable Cazoo Holdings to retain and recruit employees by providing them with the opportunity to purchase ordinary shares. Consultants approved by the Cazoo Holdings board of directors could also be eligible to receive awards under the Cazoo Holdings Limited Share Option Scheme.

Type of Awards. Under the Option Schemes, Cazoo Holdings could grant stock options exercisable for Cazoo Shares, with an exercise price per share specified at grant, and could grant such stock options subject to conditions based on service and/or performance and/or as to the time at which such stock options could be exercisable. Stock options generally expired ten years after grant or on such earlier date as could be specified in connection with the grant of the stock option (including any earlier expiration date specified for any tax purposes applicable to the recipient).

Conditions. Stock options granted under the Option Schemes could be granted subject to conditions based on service and/or performance and/or as to the time at which stock options could be exercisable. Cazoo Holdings’ board of directors determined any applicable conditions in connection with the grant of a stock option. A stock option would vest in accordance with the vesting schedule provided to the option holder. Grants generally lapsed in the event of termination of employment prior to a stock option vesting in accordance with its terms and any conditions specified in connection with its grant. Stock options that vested could lapse for cause, as defined in the applicable Option Scheme.

Transferability. Stock options granted under the Option Schemes could not be sold, transferred or disposed of in any manner other than upon the death of the original option holder.

Incentive Equity Plan

Pursuant to the Business Combination Agreement, we established the Incentive Equity Plan for our employees, consultants and directors, and employees consultants and directors of our subsidiaries.

Certain of Cazoo Holdings’ directors and executive officers held vested and unvested Cazoo Holdings stock options prior to closing of the Business Combination. Prior to the closing of the Business Combination, Cazoo Holdings accelerated the vesting of certain unvested Cazoo Holdings stock options, which included those held by Cazoo Holdings’ directors and executive officers.

The issued and outstanding options to acquire Cazoo Shares as of the closing of the Business Combination which were not exercised or cancelled in exchange for a cash payment at the Closing were cancelled and replaced by options exercisable to purchase 1,725,750 Class A ordinary shares (after giving effect to the reverse stock split which became effective on February 8, 2023 but not giving effect to the contemplated Reverse Stock Split) that were issued under the Incentive Equity Plan.

In addition, our executive directors and certain members of senior management have received awards under the Incentive Equity Plan, equally split between time-based and performance-based awards. Subject to any modifications necessary to avoid adverse tax consequences for award recipients, (i) the time-based awards are eligible to vest in equal annual installments on each of the first four anniversaries of the grant date, subject to continued employment through each such anniversary, and (ii) the performance-based awards are eligible to vest in four separate tranches in the event the average closing price of a Class A ordinary share for 20 trading days in any consecutive 30 day trading period equals or exceeds $10.00, $15.00, $20.00 and $25.00, respectively (in each case subject to adjustment for the Reverse Stock Split); provided, however, that such performance-based awards that vest are eligible to be settled in equal annual installments on each of the first four anniversaries of the grant date. Any portion of the performance-based awards that remain unvested as of the fifth anniversary of the grant will be forfeited.

For a summary of the Incentive Equity Plan, see “Item 6.B. Compensation — Summary of the Incentive Plan” in the Annual Report.

Following consummation of the Transactions, the New Board may decide to amend, modify or otherwise change the Incentive Equity Plan or adopt a new incentive plan or plans.

Non-Employee Director Compensation Policy

In connection with the Business Combination, we adopted a compensation policy for our independent non-employee directors that consists of annual cash retainer fees and long-term equity awards.

Pursuant to this policy, each independent non-employee director received an annual cash retainer of £65,000. The chairpersons of the audit committee, the compensation committee and the environmental, social and governance committee each receive an additional annual cash retainer of £15,000. The Senior Independent Director receives an additional annual cash retainer of £10,000. Each annual cash retainer is paid quarterly in arrears. No meeting fees are paid to any independent non-employee director for attending any meetings of the Board or its committees.

In January 2023, the Compensation Committee approved increases to the cash retainers for independent non-employee directors, pursuant to which each non-employee director will receive an annual cash retainer of £66,750. The chairpersons of the audit committee, the compensation committee and the environmental, social and governance committee will each receive an additional annual cash retainer of £15,500, while the Senior Independent Director will receive an additional annual cash retainer of £10,250.

Also, pursuant to this policy, on the date of any annual meeting of our shareholders, each independent non-employee director may be granted, at the sole discretion of the compensation committee, an award of restricted stock units or an award of nil-cost options, to be determined by the compensation committee in its sole discretion with consideration given to the tax residency of the relevant independent non-employee director.

Each of the foregoing equity awards will vest and become exercisable as set out in the Incentive Equity Plan and the applicable award agreement and, subject to the discretion of the compensation committee, may vest in full immediately prior to the occurrence of a Change in Control (as defined in the Incentive Equity Plan), to the extent outstanding at such time. All equity awards granted under this policy are granted under, and subject to the limits of, the Incentive Equity Plan and an award agreement thereunder.

Following consummation of the Transactions, the New Board may amend, modify or otherwise change the Company’s non-executive director compensation policies and practices.

Board Practices

Board of Directors

Our Board is currently comprised of eight members, five of whom qualify as independent within the meaning of the independent director guidelines of the NYSE. Our Articles currently provide for a classified board of directors, with three directors in Class I (Alex Chesterman, Mary Reilly and Moni Mannings), two directors in Class II (Duncan Tatton-Brown and Paul Woolf) and three directors in Class III (Luciana Berger, Daniel Och and Paul Whitehead).

On January 31, 2023, David Hobbs stepped down from the Board. Mary Reilly joined the Board as a Class I director effective February 1, 2023, to serve for the remainder of the full term of a Class I director. On February 28, 2023, Anne Wojcicki stepped down from the Board.

At our 2024 annual general meeting, the term of office of the Class III directors shall expire and Class III directors shall be elected for a full term of three (3) years. At our 2025 annual general meeting, the term of office of the Class I directors shall expire and Class I directors shall be elected for a full term of three (3) years. At our 2026 annual general meeting, the term of office of the Class II directors shall expire and Class II directors shall be elected for a full term of three (3) years. At each succeeding annual general meeting, directors shall be elected for a full term of three (3) years to succeed the directors of the class whose terms expire at such annual general meeting. Directors hold office until the expiration of the director’s term, until a director’s successor has been duly elected and qualified or until such director’s earlier death, resignation or removal.

Following the consummation of the Transactions, the Board will be replaced by the New Board, which will consist of seven members, six of whom will have been chosen by the holders of Convertible Notes and one of whom will have been chosen by the existing Board. Of the six directors chosen by the holders of the Convertible Notes, four will initially be selected by Viking and two will initially be selected by Farallon. The New Board will have the ability to control the appointment of the Company’s management.

Independence of Directors

As a result of our Class A ordinary shares being listed on the NYSE, the Company has to adhere to the rules of the NYSE, as applicable to foreign private issuers, in determining whether a director is independent. Our Board has consulted, and the New Board will consult, with its counsel to ensure that our Board’s, and the New Board’s, as applicable, determinations are consistent with those rules and all relevant securities and other laws and regulations regarding the independence of directors. The listing standards of the NYSE define an “independent director” as a person who, in the affirmative determination of our Board, has no material relationship with the Company.

As of the date of this prospectus, the size of our Board is eight directors, five of whom qualify as independent within the meaning of the independent director guidelines of the NYSE.

Board Leadership Structure and Role in Risk Oversight

Following completion of the Business Combination, Alex Chesterman was appointed as our Chairman and Chief Executive Officer. We believe that having Mr. Chesterman act as both Chairman of the Board and Chief Executive Officer was the most appropriate for us because it provided consistent and efficient leadership, both with respect to our operations and the leadership of the Board. In particular, having Mr. Chesterman act in both of these roles increased the timeliness and effectiveness of our board’s deliberations, increases the board’s visibility into the Company’s day-to-day operations, and ensured the consistent implementation of our strategies.

Effective as of April 1, 2023, the roles of Executive Chairman and Chief Executive Officer were split. Mr. Whitehead assumed the role of Chief Executive Officer and Mr. Chesterman has continued in the role of Executive Chairman. The splitting of these roles has allowed Mr. Chesterman to focus on the strategic direction of the business and Mr. Whitehead to focus on the day-to-day operations of the business.

Risk Oversight

Our Board is responsible for overseeing our risk management activities designed and implemented by our management. Our Board executes its oversight responsibility both directly and through its committees. Our Board also considers specific risk topics, including risks associated with our strategic initiatives, business plans and capital structure. Our management, including our executive officers, are primarily responsible for managing the risks associated with the operation and business of the company and provide appropriate updates to the board of directors and the audit committee. Our Board has delegated to the audit committee oversight of our risk management process, and our other committees also consider risk as they perform their respective committee responsibilities. All committees report to the board of directors as appropriate, including when a matter rises to the level of material or enterprise risk.

Board Committees

As of the date of this prospectus, our Board has formed the following committees: an audit committee, a compensation committee, a nominating and corporate governance committee and an environmental, social and governance committee. The current composition and responsibilities of each committee are described below.

Following the consummation of the Transactions, the New Board will reconstitute these committees and may amend, modify or otherwise change the scope of any or all of our board committees’ responsibilities, and may also establish from time to time any other committees that it deems necessary or desirable. Members serve on these committees until their resignation or until otherwise determined by the Company’s board of directors.

Audit Committee

Our audit committee currently consists of Duncan Tatton-Brown, Luciana Berger and Mary Reilly. Mr. Tatton-Brown served as chair until the conclusion of the 2022 audit, following which Mary Reilly became chair of the audit committee. Ms. Reilly and Mr. Tatton-Brown are the audit committee financial experts. Our audit committee is currently responsible for, among other things:

●	selecting and hiring our independent auditors, and approving the audit and non-audit services to be performed by our independent auditors;

●	assisting our Board in annually evaluating the qualifications, performance and independence of our independent auditors;

●	assisting our Board in monitoring the integrity of our financial statements, accounting and financial reporting processes and financial statement audits (including the implementation and effectiveness of internal control over financial reporting);

●	assisting our Board in monitoring our compliance with legal and regulatory requirements;

●	reviewing the adequacy and effectiveness of our internal control over financial reporting processes;

●	overseeing risk management related to financial matters and risk assessment;

●	assisting our Board in monitoring the performance of our internal audit function;

●	reviewing with management and our independent auditors our annual audited and quarterly unaudited financial statements; and

●	establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters.

Each of Mr. Tatton-Brown, Ms. Berger and Ms. Reilly qualify as independent directors under the NYSE listing standards and the independence standards of Rule 10A-3 under the Exchange Act.

Compensation Committee

Our compensation committee currently consists of Moni Mannings, Daniel Och and Duncan Tatton-Brown, with Moni Mannings serving as chair. The compensation committee is currently responsible for, among other things:

●	reviewing our compensation philosophy, goals and objectives of the executive compensation plans and making recommendations to our Board regarding appropriate amendments;

●	reviewing and evaluating the performance of our Chief Executive Officer and other executive officers in light of those goals and objectives, and, either as a committee or together with the other independent directors (as directed by our Board), determining and approving our Chief Executive Officer’s and other executives’ compensation;

●	reviewing and making recommendations with respect to our incentive compensation and equity-based compensation plans; and

●	overseeing risk management as it relates to our compensation policies and practices.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee currently consists of Alex Chesterman, Mary Reilly and Duncan Tatton-Brown, with Alex Chesterman serving as chair. The nominating and corporate governance committee is currently responsible for, among other things:

●	assisting our Board in identifying prospective director nominees and recommending nominees to our Board;

●	overseeing the evaluation of our Board and the committees of our Board;

●	reviewing developments in corporate governance practices and developing and recommending a set of corporate governance guidelines;

●	overseeing succession planning for senior management positions; and

●	recommending members for each committee of our Board.

Environmental, Social and Governance Committee

Our environmental, social and governance committee currently consists of Luciana Berger, Paul Woolf and Moni Mannings, with Luciana Berger serving as chair. The environmental, social and governance committee is currently responsible for, among other things, overseeing and supporting our commitment to social, environmental and other public policy initiatives.

Compensation Committee Interlocks and Insider Participation

Other than as indicated below, none of the members of the current compensation committee is currently, or has been at any time, one of our officers or employees. None of our executive officers currently serves, or has served during the last year, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee. Prior to consummation of the Business Combination, Daniel Och served as the Chief Executive Officer of Capri Listco.

Code of Ethics

We have adopted a Code of Business Conduct and Ethics (“Code of Conduct”) that applies to all our employees, officers and directors, including our principal executive, principal financial and principal accounting officers. Our Code of Conduct is intended to meet the definition of “code of ethics” under Item 16B of Form 20-F under the Exchange Act. We intend to disclose on our website any amendment to, or waiver from, a provision of our Code of Conduct that applies to our directors or executive officers to the extent required under the rules of the SEC or the NYSE. Our Code of Conduct is available on our website at https://investors.cazoo.co.uk. The information contained on our website is not incorporated by reference in the registration statement of which this prospectus forms a part.

Following the consummation of the Transactions, the New Board may amend, modify or otherwise change the Code of Conduct or adopt a new code of business conduct and ethics.

Shareholder Communication with the Board of Directors

Shareholders and other interested parties may communicate with the Board, including non-management directors, by sending us a letter to at 41 Chalton Street, London, NW1 1JD, United Kingdom for submission to the Board or committee or to any specific director to whom the correspondence is directed. Shareholders communicating through this means should include with the correspondence evidence, such as documentation from a brokerage firm, that the sender is a current record or beneficial shareholder. All communications received as set forth above will be opened by the Corporate Secretary or his or her designee for the sole purpose of determining whether the contents contain a message to one or more of our directors. Any contents that are not advertising materials, promotions of a product or service, patently offensive materials or matters deemed, using reasonable judgment, inappropriate for the Board will be forwarded promptly to the chairman of the Board, the appropriate committee or the specific director, as applicable.

DESCRIPTION OF THE TRANSACTIONS AND THE TRANSACTION AGREEMENTS

Overview

On September 20, 2023, the Company and certain of its subsidiaries (the “Company Parties”) entered into the transaction support agreement (together with all exhibits, annexes and schedules thereto, the “Transaction Support Agreement”) with (i) Viking, (ii) Farallon, (iii) certain other holders of the Convertible Notes (Viking, Farallon, and such other holders of the Convertible Notes that have become a party to the Transaction Support Agreement as of the date of this prospectus, the “Consenting Noteholders”), (iv) Alex Chesterman, our founder and Executive Chairman, and (v) Daniel Och, one of our directors (together with Alex Chesterman and the shareholders who have become party to the Transaction Support Agreement as of the date of this prospectus, the “Consenting Equityholders” and, together with the Consenting Noteholders, the “Consenting Stakeholders” and, together with the Company and its subsidiaries party to the agreement, the “Transaction Support Parties”). On November 3, 2023, the Transaction Support Agreement was amended by an Amendment No. 1 to the Transaction Support Agreement in order to, among other things, extend the Outside Date set out in the Transaction Support Agreement from November 15, 2023 to December 15, 2023 (and December 15, 2023 to January 15, 2024, if the Transactions have not been consummated by the Outside Date because the registration statement on Form F-1, of which this prospectus forms a part, has not yet been declared effective by the SEC or the Schedule TO filed in connection with the Exchange Offer remains subject to ongoing SEC review, in each case for reasons outside of the Company’s control (regardless of whether any other condition remains unsatisfied at the Outside Date)). On the date of this prospectus, the Consenting Noteholders owned 85% of the Convertible Notes and the Consenting Equityholders owned more than 32% of the Class A ordinary shares.

As part of the Transactions, and subject to Shareholder Approval, the Company will conduct an exchange offer in which it will offer the holders of $630 million principal amount of the Company’s Convertible Notes, in exchange for the Convertible Notes, (1) $200 million principal amount of newly issued senior secured notes due 2027 (the “New Notes”) and (2) newly issued Class A ordinary shares such that immediately following the Closing Date, the holders of the Convertible Notes will hold 92% of the Company’s outstanding Class A ordinary shares (the “New Shares”) (such exchange for the Convertible Notes, the “Exchange Offer”). The Company agreed to register the Class A ordinary shares to be issued to the holders of the Convertible Notes on a registration statement on Form F-3 for resale.

In addition, the Existing Shareholders, including the Consenting Equityholders, will retain in aggregate 8% of the outstanding Class A ordinary shares immediately following the Closing Date and will receive three tranches of New Warrants which provide the opportunity to acquire further Class A ordinary shares in the future depending upon the achievement of equity value hurdles of $525 million, $1.025 billion and $1.5 billion. The New Warrants and the Class A ordinary shares issuable upon exercise of the New Warrants are being registered on the registration statement of which this prospectus forms a part prior to consummation of the Transactions.

As part of the Transactions, the Company agreed to seek the Shareholder Approval, including approval of the Exchange Offer and the issuance of the New Warrants. The Company will require the approval of at least 66 2/3% of the voting power of the Company’s shareholders present or represented by proxy at the Company’s extraordinary general meeting (provided that the requisite quorum is present) to consummate the Transactions.

The Transactions and actions proposed by the Transaction Support Agreement will deleverage the Company’s capital structure and are expected to improve the Company’s financial flexibility. Consummation of the Transaction is subject to various conditions discussed below, including shareholder approval. The Company expects the Transactions to close in the fourth quarter of 2023.

Background of the Transactions

On February 16, 2022, the Company issued $630.0 million in aggregate principal amount of its Convertible Notes. The Convertible Notes are not secured and do not benefit from guarantees by the Company’s subsidiaries. The Convertible Notes bear regular interest at a rate of 2% per year, payable quarterly, and mature on February 16, 2027. The Convertible Notes became convertible at the option of the holders after November 6, 2022 at an initial conversion rate of 200 Class A ordinary shares per $1,000 principal amount of Convertible Notes, equivalent to an initial conversion price of $5.00 per share (which amount was proportionately adjusted to $100.00 per share as a result of the reverse stock split implemented by Cazoo in February 2023). Holders can require the Company to repurchase for cash all or any portion of their Convertible Notes at 100% of their principal amount, plus accrued interest, upon the occurrence of a Fundamental Change (as defined in the 2022 Indenture, which includes a delisting of the Company’s Class A ordinary shares). The Convertible Notes are not redeemable prior to February 16, 2025, and after February 16, 2025 can only be redeemed by the Company if the trading price of the Class A ordinary shares is at least 150% of the conversion price. If the Convertible Notes have not been converted, repurchased or redeemed at or prior to February 16, 2027, holders of the Convertible Notes will also be entitled to payment of a premium at maturity of the Convertible Notes, equal to 50% of the principal amount of the Convertible Notes. The premium is payable in cash, Class A ordinary shares, or a combination of cash and shares at the option of the Company. The Convertible Notes were issued pursuant to the 2022 Indenture.

The Convertible Notes were issued pursuant to a Purchase Agreement, dated as of February 9, 2022, between the Company and the purchasers of the Convertible Notes. In connection with the sale of the Convertible Notes, and in accordance with the Purchase Agreement, the purchasers of the Convertible Notes agreed that they would not transfer the Convertible Notes, or shares issuable upon conversion, until November 6, 2022. This lockup agreement was later extended to September 30, 2023.

The purchasers of the Convertible Notes included, among others, (1) affiliates of Viking Global Investors LP (collectively, “Viking”), which purchased $300 million of the Convertible Notes, (2) affiliates of Farallon Capital Management, L.L.C. (“Farallon”), which purchased $100 million of the Convertible Notes, (3) affiliates of Inherent Group LP (“Inherent”), which purchased $50 million of the Convertible Notes, (4) affiliates of Mubadala Investment Co. PJSC, which purchased $50 million of Convertible Notes, (5) D1 Capital Partners, L.P., which purchased $30 million of the Convertible Notes, and (6) affiliates of Daniel Och, a director of the Company, which purchased $15 million of the Convertible Notes

During 2022 and early 2023 the Company evaluated a number of different strategic alternatives. Over time it became apparent to the Company that the high amount of debt outstanding was becoming an impediment to the Company’s ability to raise capital as planned in 2024 and to negotiate and consummate strategic options, including a sale or merger of the Company. The high amount of debt outstanding also posed a refinancing risk to the Company because if the Convertible Notes were left outstanding to maturity the Company would need to repay $945 million after giving effect to the 50% premium that would be due at maturity. The existence of the Convertible Notes also posed a risk to the Company’s ability to continue as a going concern.

On March 17, 2023, Viking, Farallon and Inherent, who owned $450 million out of the $630 million of Convertible Notes, or 71%, entered into a Cooperation Agreement (the “Cooperation Agreement”). The stated purpose of the Cooperation Agreement was to engage with the Company in discussions regarding a potential financing, recapitalization, asset or equity sale, reorganization, and/or restructuring transaction or series of such transactions or alternative extraordinary transactions involving the Company (in each case, effecting a permanent change to the existing capital structure of the Company) (any such transaction, a “Transaction”). The parties to the Cooperation Agreement agreed, among other things, (i) to use commercially reasonable efforts to cooperate in good faith with each other to engage in such discussions and negotiations with the Company regarding a Transaction, and (ii) to not directly or indirectly sell, loan, assign, transfer, hypothecate, tender or otherwise dispose of (including by participation), in whole or in part, its right, title or interest in any Convertible Notes, or grant any proxies, deposit any of its Convertible Notes into a voting trust, or enter into a voting agreement with respect to any such Convertible Notes, each without the prior written consent of the other parties. Each party further agreed that it would not support, either directly or indirectly, consent to, or otherwise vote in favor of, any Transaction that is not supported by the parties holding a majority of the Convertible Notes held by all parties. However, nothing in the Cooperation Agreement obligates any of the parties to consent to, or otherwise vote in favor of, any Transaction. The Cooperation Agreement by its terms was scheduled to automatically terminate upon the earlier to occur of (i) June 30, 2023 and (ii) the consummation of a Transaction to which all the parties were bound.

On April 25, 2023, affiliates of D1 Capital Partners L.P. and Mubadala Investment Co. PJSC, who collectively owned an additional $80 million of Convertible Notes, signed a joinder agreement and became parties to the Cooperation Agreement. On June 15, 2023, the parties to the Cooperation Agreement extended the agreement from June 30, 2023 to September 30, 2023.

Between May 2023 and September 2023, the Company engaged in negotiations with Viking and Farallon, who own a majority of the Convertible Notes, with respect to a potential restructuring of the Company’s capital structure. During these negotiations, the Company was advised by Goldman Sachs International and Viking and Farallon were advised by PJT Partners. The Company’s legal advisor was Freshfields Bruckhaus Deringer US LLP and Viking and Farallon’s legal advisor was Weil Gotshal & Manges LLP. The parties exchanged a number of proposals, multiple drafts of a term sheet, and multiple drafts of a transaction support agreement.

Key topics of negotiation between May 2023 and September 2023 included the following terms, among others:

●	The amount of indebtedness which the Company would issue to the holders of Convertible Notes, with the Company seeking to reduce the amount of outstanding indebtedness as much as possible;

●	The percentage of outstanding Class A ordinary shares which the holders of Convertible Notes would own after giving effect to the Transactions;

●	The interest rate on the New Notes to be issued, including the amount of interest which could be paid in kind;

●	With respect to the outstanding Class A ordinary shares which the holders of Convertible Notes would not own, the amount of such shares that would be issued to the existing equityholders as compared to the amount that would be allocated toward a new management incentive plan;

●	The extent to which the Transactions would require shareholder approval and the threshold of approval that would be needed in order for the Transactions to be consummated;

●	The future equity valuation targets which would need to be reached in order for the three tranches of warrants for existing equityholders to become exercisable;

●	The size and composition of the new board of directors after giving effect to the Transactions;

●	The extent to which the Company would be required to remain listed on the NYSE, Nasdaq or another major exchange for a specific period of time after the closing of the Transactions;

●	The nature and parameters of the liquidity covenant to be included in the indenture governing the New Notes;

●	The nature and parameters of the liquidity covenant to apply to the Company between the date of signing the Transaction Support Agreement and the closing of the Transactions;

●	The extent and duration of restrictions on transfer of Class A ordinary shares held by Consenting Equityholders;

●	The timing of the transaction and the Outside Date for completing the Transactions;

●	The appropriate threshold vote necessary for shareholder approval of the Transactions;

●	Minority rights for Existing Shareholders, including tag along rights and preemptive rights; and

●	The minimum amount of Convertible Notes whose holders would be necessary to sign the Transaction Support Agreement.

The parties ultimately reached a general agreement on the parameters of the Transactions. The Transaction Support Agreement was finalized on September 15, 2023. On September 16, 2023, the Board approved the Transaction Support Agreement and Term Sheet. On September 20, 2023, the Transaction Support Agreement was executed by the Transaction Support Parties. The Company promptly issued a press release announcing the Transactions and filed a Form 6-K with a summary of the Transactions. On November 3, 2023, the Transaction Support Agreement was amended by an Amendment No. 1 to the Transaction Support Agreement in order to, among other things, extend the Outside Date set out in the Transaction Support Agreement from November 15, 2023 to December 15, 2023 (and December 15, 2023 to January 15, 2024, if the Transactions have not been consummated by the Outside Date because the registration statement on Form F-1, of which this prospectus forms a part, has not yet been declared effective by the SEC or the Schedule TO filed in connection with the Exchange Offer remains subject to ongoing SEC review, in each case for reasons outside of the Company’s control (regardless of whether any other condition remains unsatisfied at the Outside Date)).

Cazoo’s Board of Directors Reasons for Approval of the Transactions

In evaluating the proposed Transactions, the Board consulted with management and our financial, accounting, tax and legal advisors. In reaching its unanimous resolution (i) that the Transactions are advisable and in the best interests of Cazoo and its shareholders and (ii) to recommend that the shareholders approve the Transactions, the Board considered a range of factors discussed below. In light of the number and wide variety of factors considered in connection with its evaluation of the Transactions, the Board did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors that it considered in reaching its determination and supporting its decision.

The Board viewed its decision as being based on all of the information available and the factors presented to and considered by it. In addition, individual directors may have given different weight to different factors. This explanation of Cazoo’s reasons for supporting the Transactions and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under the section titled “Cautionary Note Regarding Forward-Looking Statements.”

The Board considered a number of factors pertaining to the Transactions as generally supporting its decision to approve the Transactions and related matters contemplated thereby, including, but not limited to, the following material factors (which are presented in no particular order and which were not ranked in any manner by the Board):

●	Improvement to our Capital Structure; Reduce Refinancing Risk. Cazoo currently has a debt quantum that is disproportionately high compared to its equity value. Today’s capital structure includes $630 million principal amount of Convertible Notes outstanding with a conversion option into ordinary shares at $100 per share. If the Convertible Notes remain unconverted (which is highly likely, given the current share price), the 2022 Indenture provides that the Convertible Notes will be repayable at maturity in February 2027 if certain events do not occur prior to such time, such as a change of control. The 2022 Indenture also contains a provision providing for a 50% premium if the Convertible Notes remain outstanding at maturity, which would increase the amount due at maturity from $630 million to $945 million.

Absent significant capital raising or other strategic transactions as discussed below, the Company will not have sufficient cash to repay amounts due under the Convertible Notes at maturity in February 2027 ($630 million, or $945 million including the 50% premium). We had £195 million of cash and cash equivalents and approximately £35 million of self-financed inventory at June 30, 2023. We successfully executed the business restructuring changes we had targeted in the Revised 2023 Plan, which are resulting in sustained improvement in Retail GPU, on-target fixed and variable cost reduction and improved Adjusted EBITDA and net cash flow from operating activities as reported for the six months ended June 30, 2023. However, our business model is still loss-making at the current level of unit sales, and we would need to scale our operations significantly to reach cash breakeven. Without raising further funds to allow us to return to growth, which includes significant investment in inventory, we will not be able to deliver our goal of achieving profitability and positive cash flow from operating activities. However, even if we raise additional funds to execute our Five-Year Plan, we would not generate adequate levels of cash in 2027 in order to repay $630 million (or $945 million including the 50% premium) in principal amount of the Convertible Notes at maturity.

●	Ability to Raise Capital. The Convertible Notes severely constrain the ability of Cazoo to obtain additional capital to return to growth. Cazoo’s business plan assumes continued growth in retail units sold, with a corresponding growth in inventory to support such sales, but in order to achieve these volumes of retail units sold, Cazoo will need to raise additional capital in 2024 to support its ongoing cash requirements. Reducing the outstanding debt quantum will better position Cazoo to raise capital, depending on market conditions. Moreover, without reducing the outstanding debt quantum, Cazoo faces the inability to refinance or raise sufficient capital to repay the Convertible Notes at maturity in February 2027. Exchanging the Convertible Notes for the New Notes and New Shares significantly reduces the principal amount to be refinanced at maturity from $945 million to $200 million.

●	Ability to Engage in Strategic Initiatives. In the past, our strategy has been to grow organically and to opportunistically review acquisitions where they meet our strategic goals. Since the winddown of operations in mainland Europe and focus on the UK, the Convertible Notes have severely constrained the ability of Cazoo to pursue meaningful strategic options in the UK, representing a significant impediment to our growth in the UK and our ability to leverage the benefits of an increase in scale. Therefore, the Board believes that reducing the debt quantum to a more modest level will improve Cazoo’s ability to unlock the opportunity for potential strategic initiatives. While the proposed Transactions dilute our shareholders, the Board believes it will create potential value for our shareholders compared to what would be the result of the status quo remaining unchanged (i.e., Cazoo continuing to utilize cash in the business without the ability to grow its platform). We are not currently engaged in any active discussions for strategic initiatives because our current capital structure effectively precludes us from pursuing such initiatives.

●	Opportunity for Existing Shareholders to Participate in Cazoo’s Potential Growth. Under the terms of the Transaction Support Agreement, the Existing Shareholders, including the Consenting Equityholders, will retain 8% of the post-Transaction Class A ordinary shares and will receive three tranches of New Warrants exercisable in the future for additional Class A ordinary shares of Cazoo outstanding upon the achievement of certain equity valuation hurdles, which are outlined below.

The Board believes that the Transactions offer the Existing Shareholders the best value reasonably obtainable from their investment in Cazoo, as the revised capital structure is expected to provide Cazoo with a platform to execute on its business strategy to achieve greater market share in the UK and to avail itself of possible strategic options, all of which could benefit the Existing Shareholders.

The New Warrants also provide potential upside value for Existing Shareholders. The New Tranche 1 Warrants will represent 8% of our outstanding Class A ordinary shares as of the Closing Date (after giving effect to the Exchange Offer) plus shares issued or issuable upon the exercise of the New Tranche 1 Warrants. The New Tranche 2 Warrants will represent 8% of our outstanding Class A ordinary shares as of the Closing Date (after giving effect to the Exchange Offer) plus shares issued or issuable upon the exercise of the New Tranche 1 Warrants and the New Tranche 2 Warrants. The New Tranche 3 Warrants will represent 8% of our outstanding Class A ordinary shares as of the Closing Date (after giving effect to the Exchange Offer) plus shares issued or issuable upon the exercise of the New Tranche 1 Warrants, the New Tranche 2 Warrants and New Tranche 3 Warrants. The New Warrants will become exercisable (i) in the case of the New Tranche 1 Warrants, if the Company’s equity value reaches $525 million, (ii) in the case of the New Tranche 2 Warrants, if the Company’s equity value reaches $1.025 billion and (iii) in the case of the New Tranche 3 Warrants, if the Company’s equity value reaches $1.5 billion. Based on the number of Class A ordinary shares outstanding on September 22, 2023, the New Tranche 1 Warrants would be initially exercisable for 422,098 Class A ordinary shares, the New Tranche 2 Warrants would be initially exercisable for 462,298 Class A ordinary shares, and the New Tranche 3 Warrants would be exercisable for 510,961 Class A ordinary shares. In addition, based on the number of Class A ordinary shares outstanding on September 22, 2023, the initial exercise price for the New Warrants would be $99.50 per Class A ordinary share for the New Tranche 1 Warrants, $177.37 per Class A ordinary share for the New Tranche 2 Warrants and $234.85 per Class A ordinary share for the New Tranche 3 Warrants. To the extent that (x) any of the New Tranche 1 Warrants have not been exercised at the time, if ever, when the second tranche equity value hurdle is reached, and (y) any of the New Tranche 1 Warrants and New Tranche 2 Warrants have not been exercised at the time, if ever, when the third tranche equity value hurdle is reached, the exercise price per share of the New Tranche 1 Warrants or New Tranche 2 Warrants, as applicable, will be reduced and the number of underlying Class A ordinary shares issuable upon exercise of the New Tranche 1 Warrants or New Tranche 2 Warrants, as applicable, will be increased to mitigate the dilutive effect of the next tranche of New Warrants becoming exercisable. The New Warrants will expire five years after issuance.

●	Ability to Grow Shareholder Base. We believe that removing the large debt overhang from our capital structure will enable us to grow our shareholder base. We believe that institutional investors will be more likely to consider investing in our securities once such debt overhang and our refinancing risk have been reduced.

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Reduce Delisting Risk. As of June 30, 2023, we had indebtedness outstanding with a carrying amount of £441.9 million, which included £82.4 million related to stocking loans, £0.8 million related to facilities for financing subscription vehicles, secured asset financing of £3.4 million and £355.4 million related to the Convertible Notes and embedded derivative. Post-Transactions, our aggregate liabilities will be reduced upon cancellation of the Convertible Notes, thereby increasing Total Equity to £188.5 million on a pro forma basis as of June 30, 2023. In addition to this immediate increase in Total Equity, the Company’s reduced level of indebtedness post-Transactions is expected to improve its capacity to raise equity capital going forward, which will be necessary to maintain compliance with the NYSE’s continued listing standards regarding maintaining a market capitalization of at least $50 million and Total Equity of at least $50 million.

●	Ability to Continue as a Going Concern. As reported in our public filings, our management has determined that there is substantial doubt about our ability to continue as a going concern, due to the risk that we may not have had sufficient cash and liquid assets at June 30, 2023 to cover our operating and capital requirements for the period through August 31, 2024; and if sufficient cash cannot be obtained, we would have to substantially alter, or possibly even discontinue, operations. This going concern status will be better addressed through the consummation of the Transactions as it improves the probability of being able to raise new financing given the improved capital structure.

●	Ability to Achieve Business Plan. In coming to its conclusion to recommend the Transactions to the Existing Shareholders, the Board reviewed management’s internal Five-Year Plan. Such business plan reflects numerous estimates and assumptions, including that over the next five years Cazoo’s revenues will increase as (i) the number of retail units sold increases, (ii) revenue from ancillary products increases and (iii) Cazoo continues to invest in infrastructure while also leveraging third party capabilities. The ability to achieve such increased revenues, however, assumes that Cazoo is able to raise additional capital during 2024 in order to scale significantly its operations in line with the Five-Year Plan. Such financing would be subject to market conditions, might contain onerous terms and restrictive covenants and, even if raised, would not enable Cazoo to repay the Convertible Notes at maturity in February 2027. The business plan is also subject to a number of other assumptions regarding improved operating efficiencies expected to be achieved over the five-year period. Approval of the Transactions, by significantly reducing the quantum of indebtedness, while still enabling us to preserve our meaningful cash balance, would make it more likely that Cazoo could achieve management’s internal Five-Year Plan as compared to the status quo, although Cazoo will continue to need to raise capital which is subject to the uncertainties described above. Notwithstanding the foregoing, there is no guarantee the Five-Year Plan can be executed either in whole or in part, or that it would produce the results currently contemplated by management.

The Board also considered a variety of uncertainties and risks and other potentially negative factors regarding the Transactions, including but not limited to the following:

●	Benefits Not Achieved. The risk that the potential benefits of the Transactions may not be fully achieved or may not be achieved within a reasonable timeframe so as to permit Cazoo to achieve the potential benefits of the Transactions.

●	Post-Transactions Debt Capital Structure. Post-Transactions, Cazoo will still have outstanding indebtedness under the New Notes of a $200 million principal amount payable in February 2027. The New Notes will be secured by certain of the assets of the Company, subject to customary exceptions, and will contain covenants restricting the ability of the Company to engage in certain transactions. A failure to comply with the covenants contained in the New Notes Indenture could allow the holders of the New Notes to accelerate the maturity of the New Notes, and a failure to pay the New Notes at maturity or upon acceleration would entitle the holders of the New Notes to foreclose on certain of the assets of the Company and its subsidiaries which constitute collateral. The terms of the New Notes could also restrict Cazoo’s ability to pursue certain strategic options.

●	Post-Transactions Equity Capital Structure. Post-Transactions, the Existing Shareholders who currently own 100% of the outstanding ordinary shares of Cazoo will own 8% of the then outstanding ordinary shares with the potential to acquire additional Class A ordinary shares if certain equity value hurdles are achieved pursuant to the terms of the New Warrants. There is a risk that the equity value hurdles for the New Warrants may not be achieved, and therefore the New Warrants may never be exercisable. Also, the New Warrants will not be listed on any securities exchange and a trading market may not develop for the New Warrants. The New Warrants are also subject to dilution if Cazoo issues additional equity securities or securities that are convertible into or exercisable or exchangeable for equity securities.

●	Ability to Raise Capital. Despite Cazoo’s improved debt profile post-Transactions, it may still be challenging to raise the capital necessary during 2024 to fund the Five-Year Plan, whether due to Cazoo’s circumstances at that time, general economic conditions or some combination thereof. Following the consummation of the Transactions, Cazoo will have $200 million principal amount of indebtedness outstanding under the New Notes which is payable in February 2027. Even if we raise additional funds to execute our return to growth under the Five-Year Plan, we will not generate adequate levels of cash by 2027 in order to repay the principal amount of $200 million of New Notes and would seek to refinance the New Notes instead, depending on market conditions. Such refinancing would be subject to market conditions and might contain onerous terms and restrictive covenants.

●

Listing. Under the terms of the Transaction Support Agreement, Cazoo will only be required to undertake commercially reasonable efforts to maintain the NYSE listing (or a listing on Nasdaq or other reputable international stock exchange) for Class A ordinary shares for a period of at least six months following execution of the Transaction Support Agreement (and in no event less than three months following the Closing Date); provided that this period will be automatically extended in order to ensure that individuals subject to our insider trading policies and applicable securities laws have at least 30 trading days during which they can trade in Class A ordinary shares in compliance with such policies and securities laws. Accordingly, there is no assurance that the New Board will maintain a listing of the Class A ordinary shares or that the Company will remain an SEC registrant, and therefore shareholders may not be able to trade the Class A ordinary shares, including any Class A ordinary shares issuable upon exercise of the New Warrants, and the Class A ordinary shares and New Warrants may lose most or all of their value.

●	Post-Transactions Governance. Post-Transactions, the Board will form a New Board consisting of seven members on or after the Closing Date, six of whom will be chosen by the holders of the Convertible Notes and one will be chosen by the existing Board. The New Board may take actions with which you disagree.

●	Post-Transactions Business Plan. The Consenting Noteholders have not informed the Board or management of their plans with respect to the operation of the business of Cazoo following the consummation of the Transactions. Accordingly, Cazoo’s business plan following the consummation of the Transactions may be different than its current business plan, and the business could be changed significantly following the consummation of the Transactions. Any such changes to the business plan or the business may not be in the best interests of the Existing Shareholders who would only own 8% of the Class A ordinary shares and might be in the interests of the holders of the New Notes who would own 92% of the Class A ordinary shares immediately following the Closing Date.

●	Shareholder Vote. There is a risk that our shareholders may fail to provide the votes necessary to effect the Transactions. As described elsewhere herein, the Company will require approval of at least 66 2/3% of the voting power of the Company’s shareholders present or represented by proxy at the Company’s extraordinary general meeting (provided that the requisite quorum is present) in order to approve the Transactions. There is no assurance that the Company will be able to obtain this level of shareholder support for the Transactions.

●	Effects of the Announcement of the Transactions. The public announcement of the Transactions may have a negative impact on our share price, harm our ability to retain key employees, impair our relationship with counterparties and lead to potential litigation.

●	Closing Conditions. Completion of the Transactions is conditioned on the satisfaction of certain closing conditions, many of which are outside of our control. There is no assurance that any or all of these conditions will be satisfied or that a party will be willing to waive any unsatisfied closing conditions.

●	Other Risks. Various other risks associated with Cazoo’s business are described in the section titled “Risk Factors” appearing elsewhere or incorporated by reference herein, including risks related to the ability of Cazoo to achieve greater market share in the UK market.

The Board concluded that the potential benefits that it expects Cazoo and its shareholders to realize as a result of the Transactions outweighed the potentially negative factors associated with the Transactions. Accordingly, the Board unanimously determined that the Transactions and the matters contemplated by the Transaction Support Agreement were advisable and in the best interests of Cazoo and its shareholders.

The Board did not obtain a third-party valuation or fairness opinion in connection with its determination to approve the Transactions. The Board believes that, based upon the financial skills and background of its directors, it was qualified to conclude that the Transactions are fair from a financial perspective to our shareholders.

Transaction Support Agreement

The following description of the Transaction Support Agreement is not complete and is qualified in its entirety by reference to the Transaction Support Agreement, a copy of which is attached as an exhibit to the registration statement of which this prospectus forms a part.

On September 20, 2023, the Transaction Support Agreement was executed by the Company and certain of its subsidiaries, and certain of the Consenting Stakeholders. In October 2023, additional Consenting Stakeholders signed joinder agreements to the Transaction Support Agreement. On November 3, 2023, the Transaction Support Agreement was amended by an Amendment No. 1 to the Transaction Support Agreement in order to, among other things, extend the Outside Date set out in the Transaction Support Agreement from November 15, 2023 to December 15, 2023 (and December 15, 2023 to January 15, 2024, if the Transactions have not been consummated by the Outside Date because the registration statement on Form F-1, of which this prospectus forms a part, has not yet been declared effective by the SEC or the Schedule TO filed in connection with the Exchange Offer remains subject to ongoing SEC review, in each case for reasons outside of the Company’s control (regardless of whether any other condition remains unsatisfied at the Outside Date)). The Consenting Noteholders in the aggregate own 85% of the Convertible Notes and the Consenting Equityholders in the aggregate own more than 32% of the outstanding Class A ordinary shares. Pursuant to the Transaction Support Agreement, among other things and subject to the terms and conditions set forth therein, the Transaction Support Parties have agreed to the terms of the Transactions described therein.

Exchange Offer

The Company has agreed, subject to approval by our shareholders, to conduct the Exchange Offer in which it will offer the holders of $630 million principal amount of the Company’s Convertible Notes, in exchange for the Convertible Notes, (1) $200 million principal amount of New Notes and (2) New Shares such that immediately following the Closing Date, the holders of the Convertible Notes will hold 92% of the Company’s outstanding Class A ordinary shares. The Company also agreed to register the New Shares with the SEC for resale.

The New Notes and the New Shares will be offered (1) to “qualified institutional buyers” as defined in Rule 144A under the Securities Act of 1993, as amended (the “Securities Act”), or institutional “accredited investors” (within the meaning of Rule 501(a)(1), (2), (3), (7), (8), (9), (12) or (13) under the Securities Act) and (2) outside the United States, to persons other than “U.S. persons” as defined in Rule 902 under the Securities Act in compliance with Regulation S under the Securities Act.

If either (1) on November 17, 2023, more than 75% but less than 100% of the holders of the Convertible Notes by aggregate outstanding principal amount of the Convertible Notes have become Consenting Noteholders or a party to an Alternative Tender Agreement or (2) 20 business days have passed after the Consenting Noteholders and the Company receive written confirmation from any Convertible Noteholder that such Convertible Noteholder will not participate in an out-of-court consensual transaction (either event, a “Scheme Transaction Trigger Event”), the Company will then issue the New Notes and the New Shares through an English restructuring plan or an English scheme of arrangement rather than through the Exchange Offer (a “Scheme Transaction”).

In connection with any Scheme Transaction, holders of the Convertible Notes will receive their pro rata portion of up to $180 million of the New Notes. In addition, in connection with any Scheme Transaction, only holders of the Convertible Notes who are a party to the Transaction Support Agreement, who execute a joinder and become a party to the Transaction Support Agreement or who become a party to an alternative agreement (an “Alternative Tender Agreement”) with the Company to tender (or cause to be tendered) and not withdraw such holder’s Convertible Notes in the Exchange Offer in accordance with the Offering Memorandum on or prior to November 17, 2023 (the “Scheme Incentive Deadline”) (together, the “Scheme Incentive Noteholders”) will receive a pro rata portion of the remaining $20 million of the New Notes (the “Scheme Transaction Incentive”) while holders of the Convertible Notes who are not Scheme Incentive Noteholders will not receive any portion of the remaining $20 million of the New Notes.

As a result, in connection with any Scheme Transaction, if the Scheme Incentive Noteholders comprise less than all of the holders of the Convertible Notes, the aggregate principal amount of the New Notes would be less than $200 million. For the avoidance of doubt, the Scheme Transaction Incentive will not apply if the Exchange Offer is completed in accordance with its terms, including if 100% of the holders of the Convertible Notes become a party to the Transaction Support Agreement or an Alternative Tender Agreement prior to the Scheme Incentive Deadline.

Prior to the first interest payment date, the New Notes shall be listed and admitted to trading on the Official List of The International Stock Exchange and/or another recognized stock exchange (within the meaning of Section 1005 of the Income Tax Act of 2007 of the United Kingdom (“ITA”) for the purposes of section 987 of the ITA) acceptable to the Steering Committee and the Company and, following such listing, the Company shall maintain the listing of the New Notes on that exchange.

New Warrants

The Company has agreed to issue three tranches of New Warrants to the Existing Shareholders based on the aggregate amount of Class A ordinary shares held by each such shareholder. The Company also agreed to register the issuance of the New Warrants and the Class A ordinary shares issuable upon exercise of the New Warrants on a registration statement of which this prospectus forms a part.

The first tranche of the New Warrants will represent the right to acquire (in the aggregate) newly issued Class A ordinary shares representing 8% of the number of shares equal to the sum of (i) the number of Class A ordinary shares outstanding on the Closing Date (after giving effect to the Exchange Offer) plus (ii) the number of shares issued or issuable upon the exercise of the New Tranche 1 Warrants. The New Tranche 1 Warrants will become exercisable if the Company’s equity value reaches $525 million. Based on the number of Class A ordinary shares outstanding on September 22, 2023, 422,098 Class A ordinary shares would initially be issuable upon the exercise of the New Tranche 1 Warrants, and the initial exercise price of the New Tranche 1 Warrants would be $99.50 per Class A ordinary share. If the Company’s equity value reaches $1.025 billion or $1.5 billion, to the extent the New Tranche 1 Warrants have not yet been exercised, the number of Class A ordinary shares issuable upon exercise of the New Tranche 1 Warrants will increase and the exercise price will decrease. The New Tranche 1 Warrants will permit cashless exercise at any time such New Tranche 1 Warrants are exercisable and will expire five years after issuance.

The second tranche of the New Warrants will represent the right to acquire (in the aggregate) newly issued Class A ordinary shares representing 8% of the number of shares equal to the sum of (i) the number of Class A ordinary shares outstanding on the Closing Date (after giving effect to the Exchange Offer) plus (ii) the number of shares issued or issuable upon the exercise of the New Tranche 1 Warrants and the New Tranche 2 Warrants. The New Tranche 2 Warrants will become exercisable if the Company’s equity value reaches $1.025 billion. Based on the number of Class A ordinary shares outstanding on September 22, 2023, 462,298 Class A ordinary shares would initially be issuable upon the exercise of the New Tranche 2 Warrants, and the initial exercise price of the New Tranche 2 Warrants would be $177.37 per Class A ordinary share. If the Company’s equity value reaches or exceeds $1.5 billion, to the extent the New Tranche 2 Warrants have not yet been exercised, the number of Class A ordinary shares issuable upon exercise of the New Tranche 2 Warrants will increase and the exercise price will decrease. The New Tranche 2 Warrants will permit cashless exercise at any time such New Tranche 2 Warrants are exercisable and will expire five years after issuance.

The third tranche of the New Warrants will represent the right to acquire (in the aggregate) newly issued Class A ordinary shares representing 8% of the number of shares equal to the sum of (i) the number of Class A ordinary shares outstanding on the Closing Date (after giving effect to the Exchange Offer) plus (ii) the number of shares issued or issuable upon the exercise of the New Tranche 1 Warrants, the New Tranche 2 Warrants and the New Tranche 3 Warrants. The New Tranche 3 Warrants will become exercisable if the Company’s equity value reaches or exceeds $1.5 billion. Based on the number of Class A ordinary shares outstanding on September 22, 2023, 510,961 Class A ordinary shares would be issuable upon the exercise of the New Tranche 3 Warrants, and the exercise price of the New Tranche 3 Warrants would be $234.85 per Class A ordinary share. The New Tranche 3 Warrants will permit cashless exercise at any time such New Tranche 3 Warrants are exercisable and will expire five years after issuance.

New Board

The Company agreed to replace the current board of directors of the Company with a new board of directors consisting of seven members on or after the Closing Date, six of whom will be chosen by the Consenting Noteholders and one of whom will be chosen by the Company’s current board of directors. Of the six directors chosen by the holders of the Convertible Notes, four will initially be selected by Viking and two will initially be selected by Farallon.

English Restructuring Plan or English Scheme of Arrangement

If either (1) on November 17, 2023, more than 75% but less than 100% of the holders of the Convertible Notes by aggregate outstanding principal amount of the Convertible Notes have become Consenting Noteholders or a party to an Alternative Tender Agreement or (2) 20 business days have passed after the Consenting Noteholders and the Company receive written confirmation from any Convertible Noteholder that such Convertible Noteholder will not participate in an out-of-court consensual transaction (either event, a “Scheme Transaction Trigger Event”), the Company will then issue the New Notes and the New Shares through an English restructuring plan or an English scheme of arrangement rather than through the Exchange Offer (a “Scheme Transaction”).

Reverse Stock Split and Increase in Share Capital

Prior to completion of the Transactions and subject to receiving the Shareholder Approval, the Company plans to effect the Reverse Stock Split and the Share Increase.

Articles Amendment

Prior to completion of the Transactions and subject to receiving the Shareholder Approval, the Company plans to effect the Articles Amendment.

Representations and Warranties

The Transaction Support Agreement contains customary representations and warranties by the Transaction Support Parties as of the date of the Transaction Support Agreement. The representations and warranties survive the closing of the Transactions. The assertions embodied in these representations and warranties were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating such agreement. In particular, the assertions embodied in the representations and warranties in the Transaction Support Agreement were made as of a specified date, in some cases are modified or qualified by information contained in schedules to the Transaction Support Agreement prepared in connection with the execution and delivery of the Transaction Support Agreement, may be subject to a contractual standard of materiality different from what might be viewed as material to investors, or may have been used for the purpose of allocating risk between the parties. Accordingly, the representations and warranties in the Transaction Support Agreement are not necessarily characterizations of the actual state of facts about the Company or the Consenting Stakeholders at the time they were made or otherwise and should only be read in conjunction with the other information that the Company makes publicly available in reports, statements and other documents filed with the SEC.

Covenants

The Consenting Stakeholders and the Company have agreed in the Transaction Support Agreement to use their commercially reasonable efforts to support the Transactions, to act in good faith and to take any and all actions or steps reasonably necessary to consummate the Transactions in a manner consistent with the Transaction Support Agreement, as promptly as possible. The Consenting Stakeholders also agreed to use their commercially reasonable efforts to not solicit, initiate or encourage the submission of any proposal or offer from any person relating to any alternative transaction or participate in any discussions or negotiations regarding such, furnish any information with respect to, assist or participate in, or facilitate in any other manner any effort or attempt by any person to do any of the foregoing.

In addition, the Company has agreed in the Transaction Support Agreement to use commercially reasonable efforts to (among other customary covenants):

●	notify the Steering Committee of the receipt of an unsolicited bona fide proposal or expression of interest in undertaking an alternative transaction within 24 hours of the receipt of such expression of interest;

●	except as expressly authorized by the Transaction Support Agreement, not solicit, initiate or encourage the submission of any proposal or offer from any person relating to an alternative transaction, other than in accordance with the fiduciary out;

●	upon signing the Transaction Support Agreement, pay or reimburse the fees and expenses of counsel to the Consenting Noteholders and the monthly fees of the financial advisor to the Consenting Noteholders, in each case, through the date of the Transaction Support Agreement, and no later than the Closing Date, pay or reimburse any remaining unpaid fees and expenses of the legal and financial advisors to the Consenting Noteholders;

●	every other week until termination of the Transaction Support Agreement or the closing of the Transaction, deliver to the Steering Committee cash flow reporting (prepared in the ordinary course of business) for the prior two weeks;

●	maintain, at all times until termination of the Transaction Support Agreement or the closing of the Transaction, cash and cash-financed retail inventory together totaling at least £170 million in value, which such amount shall be decreased by (x) any fees and expenses incurred in connection with the Transactions and paid or reimbursed by the Company as of the date of any calculation and (y) £10 million on October 1, 2023 and £10 million on the first day of each succeeding calendar month; provided that any sale leaseback proceeds will not count toward the minimum liquidity balance; provided, further, that the lease exit costs acceptable to the Steering Committee will be added back to the liquidity balance for such purposes; and

●	except as expressly contemplated by the Transaction Support Agreement or otherwise in the ordinary course of business consistent with past practice, each of the Company Parties shall not, except with the prior written consent of the Steering Committee, (A) amend its organizational documents or convene a meeting for the purpose of amending its organizational documents, (B) amend, alter, combine or reclassify any shares of its capital stock or its authorized share capital or declare, set aside, or pay any dividend or other distribution in respect of its capital stock or share capital (other than intercompany dividends), or redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any of its equity securities, or convene a meeting for the purpose of taking any of the mentioned actions, (C) issue, deliver or sell, or authorize the issuance, delivery or sale of, any of its equity securities or amend any term of any of its equity securities, (D) make any material payments, dispositions, or investments, grant any pledge, lien, security interest, or charge, or enter into any transactions that are outside the ordinary course of business consistent with past practice, except pursuant to arrangements in effect as of the date of the Transaction Support Agreement, (E) restrict or encumber cash or cash equivalent balances in excess of the amounts restricted or encumbered as of the date of the Transaction Support Agreement, (F) make any material changes to employee agreements or arrangements, other than retention payments to be made to members of management in connection with the Transactions in an aggregate amount not to exceed £524,000, or (G) enter into an agreement to do any of the foregoing.

The Company also agreed to undertake commercially reasonable efforts to maintain the public listing of its Class A ordinary shares on the New York Stock Exchange, the Nasdaq Stock Market LLC or such other reputable international exchange mutually agreed upon by the Company and the Steering Committee for a period of at least six (6) months after the execution of the Transaction Support Agreement but in any event no less than three (3) months following the Closing Date; provided that such period may be extended to the extent necessary to ensure that the Company’s executive officers and directors (and former executive officers and directors) have at least 30 open trading days following the Closing Date on which to trade their Class A ordinary shares, if they choose to do so.

Closing Conditions

The closing of the Transactions and the obligations of the parties in connection therewith are subject to satisfaction of the following conditions, in addition to other customary conditions:

●	the registration statement, of which this prospectus forms a part, registering the issuance of the New Warrants and the issuance of the Class A ordinary shares issuable upon exercise of the New Warrants, shall have been declared effective by the SEC;

●	our shareholders shall have approved the Transactions in the manner contemplated in the term sheet attached to the Transaction Support Agreement and the Reverse Stock Split and Share Increase shall have been effectuated;

●	each of the New Warrants, New Notes and New Shares shall have been issued in accordance with the terms of the Transaction Support Agreement;

●	each of the definitive documents, including the New Investor Rights Agreement and the New Registration Rights Agreement, (a) shall have been executed and delivered by each party thereto, and (b) each of the conditions precedent related to each such definitive document shall have been satisfied or waived;

●	the existing Investor Rights Agreement has been amended in a manner satisfactory to the Company and the Steering Committee and subsequently terminated;

●	unless the Transactions are implemented through an English restructuring plan or an English scheme of arrangement, the Consenting Noteholders must own or control, in the aggregate, no less than 100% of the aggregate outstanding principal amount of the Convertible Notes;

●	if the Transactions are effected through an English restructuring plan or an English scheme of arrangement, the restructuring plan or scheme of arrangement shall have been approved by the applicable English court and shall have been recognized by an order of an applicable U.S. court; and

●	the Company shall have paid or reimbursed in full any and all financial advisory and legal fees and expenses of the Consenting Noteholders in accordance with the terms of the Transaction Support Agreement.

The Company expects the Transactions to close in the fourth quarter of 2023. A proxy statement seeking shareholder approval of the Transactions, including the Reverse Stock Split, the Share Increase and the Articles Amendment, will be distributed to the Company’s shareholders and furnished to the SEC.

Termination

The Transaction Support Agreement may be terminated by the Company Parties upon the occurrence of any of the following events:

●	with respect to the applicable Consenting Stakeholder only, the material breach by any of the Consenting Stakeholders of any covenant or other obligation contained in the Transaction Support Agreement if such breach remains uncured for five business days after receipt of written notice thereof;

●	with respect to the applicable Consenting Stakeholder only, a representation or warranty made by a Consenting Stakeholder was untrue in any material respect when made;

●	the definitive documents include terms that are materially inconsistent with the Transaction Support Agreement and are not otherwise reasonably acceptable to the Company, and such event remains unremedied for a period of five business days following the receipt of notice thereof;

●	the Board reasonably determines in good faith, taking into account the advice of outside counsel, that continued performance under the Transaction Support Agreement or pursuit of the Transactions would be inconsistent with the exercise of its fiduciary or other duties under applicable law;

●	the issuance by any governmental authority of any ruling, judgment or order declaring the Transaction Support Agreement to be unenforceable, enjoining the consummation of the Transactions or rendering illegal the Transaction Support Agreement or the Transactions and either (A) such ruling, judgment or order has been issued at the request of a Consenting Stakeholder or (B) in all other circumstances such ruling, judgment or waiver has not been stayed, reversed or vacated within 25 calendar days after such issuance;

●	with respect to the applicable Consenting Stakeholder only, if any Consenting Stakeholder publicly announces an intention not to support the Transactions or proposes, supports or agrees in writing to pursue or support any other transaction in respect of the Company or validly terminates the Transaction Support Agreement;

●	if the definitive documents shall not have been executed and delivered or filed by the Outside Date;

●	with respect to the applicable Consenting Stakeholder only, if a Consenting Stakeholder does not comply in any material respect with its obligations to support the Transactions and to forbear from exercising rights and remedies against the Company; and

●	if a Scheme Transaction Trigger Event has occurred and Consenting Noteholders own or control, in the aggregate, 75% or less of the aggregate principal amount of the Convertible Notes.

The Transaction Support Agreement may be terminated by any Consenting Stakeholder upon the occurrence of any of the following events:

●	the material breach by the Company or (with respect to such Consenting Stakeholder only) another Consenting Stakeholder of any covenant or any other obligation contained in the Transaction Support Agreement if such breach remains uncured for five business days after receipt of written notice thereof;

●	the representations or warranties made by the Company were untrue in any material respect when made;

●	the representations or warranties made by any Consenting Stakeholder was untrue in any material respect when made (and only with respect to such Consenting Stakeholder);

●	the definitive documents and any amendments, modifications or supplements thereto include terms that are materially inconsistent with the Transaction Support Agreement and are not otherwise reasonably acceptable to the Consenting Stakeholders who have consent rights with respect to such definitive document, and such event remains unremedied for a period of five business days following the receipt of notice thereof;

●	the issuance by any governmental authority of any ruling, judgment or order declaring the Transaction Support Agreement to be unenforceable, enjoining the consummation of the Transaction or rendering illegal the Transaction Support Agreement or the Transactions and either (A) such ruling, judgment or order has been issued at the request of a Company Party or (B) in all other circumstances, such ruling, judgment or other has not been stayed, reversed or vacated within 25 calendar days after such issuance;

●	if any Company Party (other than a shareholder of the Company in respect of an alternative proposal submitted in response to the Company solicitation of proposals in the proxy statement for the shareholder vote related to the Transactions) (A) proposes, supports, or agrees in writing to pursue to the exclusion of the Transaction an alternative transaction (other than with respect to a fiduciary out), or (B) validly terminates the Transaction Support Agreement as to themselves;

●	if the definitive documents shall not have been executed and delivered or filed by the Outside Date;

●	if the Company does not comply in any material respect with its covenants contained in the Transaction Support Agreement;

●	the occurrence of any material adverse effect (as defined in the Transaction Support Agreement);

●	if the Company distributes publicly proxy documents with a statement regarding the ability of our shareholders to submit alternative proposals other than the alternative proposal statement as agreed between the Company and the Steering Committee;

●	if the Company breaches its agreement to maintain, at all times until termination of the Transaction Support Agreement or the closing of the Transactions, cash and cash-financed retail inventory together totaling at least £170 million in value, which such amount shall be decreased by (x) any fees and expenses incurred in connection with the Transactions and paid or reimbursed by the Company as of the date of any calculation and (y) £10 million on October 1, 2023 and £10 million on the first day of each succeeding calendar month;

●	if the Company makes any payment to any Convertible Noteholder seeking to exercise any rights under the indenture governing the Convertible Notes other than as expressly permitted by the Transaction Support Agreement;

●	if a Scheme Transaction Trigger Event has occurred, any failure to meet any of the Scheme Transaction milestone dates specified in the Transaction Support Agreement; or

●	if a Scheme Transaction Trigger Event has occurred and the Consenting Noteholders own or control, in the aggregate, 75% or less of the aggregate principal amount of the Convertible Notes.

The Transaction Support Agreement may be terminated by mutual agreement of each of the Transaction Support Parties upon the receipt of written notice delivered in accordance with the Transaction Support Agreement.

The Transaction Support Agreement will also terminate automatically upon the occurrence of any of the following events:

●	other than as may arise in connection with a Scheme Transaction, upon the Company commencing or filing any proceeding under any bankruptcy, reorganization, arrangement, insolvency, readjustment of debt, dissolution, or liquidation law of any jurisdiction, the appointment of or taking possession by a custodian, receiver, liquidator, assignee, trustee, sequestrator or similar official of the Company or of any substantial part of their property;

●	other than as may arise in connection with a Scheme Transaction, upon the Company applying for or consenting to the appointment of or the taking possession by a custodian, receiver, liquidator, assignee, trustee, sequestrator or similar official of the Company or of any substantial part of their property;

●	other than as may arise in connection with a Scheme Transaction, upon the Company making an assignment for the benefit of creditors or admission in writing of its inability to pay its debts generally as they become due;

●	if the Company fails to adhere to its agreements (A) to not send any notice of repurchase price under the indenture governing the Convertible Notes and (B) to not make any payment, exchange or conversion to any holder of Convertible Notes seeking to exercise or exercising any rights under the indenture governing the Convertible Notes;

●	if the consummation of the Transactions has not occurred on or before the Outside Date; or

●	upon the occurrence of the Closing Date.

New Notes Indenture

On or around the Closing Date, the Company expects to issue $200 million of the New Notes, pursuant to the New Notes Indenture to be entered into by and between the Company, the guarantors named therein, U.S. Bank Trust Company, National Association, as trustee, and GLAS Trust Corporation Limited, as security agent. For a description of the material terms of the New Notes Indenture, see “Description of Certain Indebtedness — New Notes.”

The New Notes will be senior secured obligations of the Company, guaranteed by all of the Company’s existing subsidiaries organized in the UK and, subject to a materiality threshold and guarantor coverage test, will be guaranteed by other subsidiaries of the Company and secured by certain of the assets of the Company and the guarantors, subject to exceptions and limitations. Interest on the New Notes will accrue at a rate of 6% per annum from the date of the issuance of the New Notes, with a minimum of 4% payable in cash and, at the option of the Company, up to 2% payable in kind, and will be payable semi-annually. The New Notes will be redeemable at the option of the Company in the first two years after issuance only upon payment of a make-whole premium and thereafter will be redeemable upon payment of a 4% premium in the third year after issuance and 2% in the fourth year after issuance. Upon the occurrence of a change of control, the Company will be required to offer to repurchase the New Notes at 101% of their principal amount plus accrued interest. The New Notes will mature on February 16, 2027, unless earlier redeemed or repurchased in accordance with the terms of the New Notes.

The New Notes Indenture will contain incurrence-based negative covenants customary for notes of this nature, including but not limited to, (i) limitations on debt, (ii) limitations on liens, (iii) limitations on mergers, consolidations or sales of all or substantially all assets, (iv) limitations on transactions with affiliates, (v) limitations on restricted payments, (vi) limitations on dividends and other payment restrictions affecting any direct or indirect restricted subsidiaries, (vii) limitations on future guarantees by restricted subsidiaries without such subsidiaries also guaranteeing the New Notes, (viii) limitations on disposals of assets, (ix) limitations on impairment of security, (x) suspension of covenants on achievement of investment grade status, (xi) holding company covenant and (xii) limitations on business activities. The New Notes Indenture will also include usual and customary affirmative covenants, including but not limited to, (i) further assurance, (ii) payment of obligations, (iii) reporting, and (iv) compliance certificate. The New Notes will also include a minimum liquidity covenant to be set at £50 million, tested quarterly.

The New Notes Indenture will contain other customary terms including with respect to events of default, amendments, defeasance, and satisfaction and discharge, and will be governed by New York law.

Prior to the first interest payment date, the New Notes shall be listed and admitted to trading on the Official List of The International Stock Exchange and/or another recognized stock exchange (within the meaning of Section 1005 of the ITA for the purposes of section 987 of the ITA) acceptable to the Steering Committee and the Company and, following such listing, the Company shall maintain the listing of the New Notes on that exchange.

The foregoing description of the New Notes Indenture, including any related description in “Description of Certain Indebtedness — New Notes,” is not complete and is qualified in its entirety by reference to the Description of New Notes, a copy of which is included as an exhibit to the registration statement of which this prospectus forms a part.

New Warrant Agreements

On or around the Closing Date, the Company expects to issue three tranches of New Warrants pursuant to the New Warrant Agreements, to be entered into by and between the Company and Equiniti, as warrant agent. For a description of the material terms of the New Warrant Agreements, see “Description of Securities — New Warrants.” See “— Transaction Support Agreement — New Warrants” above for more information regarding the terms of the New Warrants.

The foregoing description of the New Warrant Agreements, including any related description in “Description of Securities — New Warrants,” is not complete and is qualified in its entirety by reference to the New Warrant Agreements, the forms of which are included as exhibits to the registration statement of which this prospectus forms a part.

New Registration Rights Agreement

On or around the Closing Date, the Company, the Consenting Noteholders and certain of the Company’s existing equityholders who are party to the existing Investor Rights Agreement will enter into a registration rights agreement (the “New Registration Rights Agreement”) pursuant to which the Company will file a shelf registration statement registering the resale of the New Shares and New Warrants held by the holders of the New Notes. The New Registration Rights Agreement will also provide for customary piggyback registration rights and underwritten shelf takedowns by the holders of New Notes, and will provide that the Company’s existing resale shelf registration statement will remain outstanding for a specified period of time. The New Registration Rights Agreement will provide that the Company will pay certain expenses relating to any registration and related offering, subject to customary exceptions, and will indemnify the holders of securities registrable pursuant to the New Registration Rights Agreement against (or make contributions in respect of) certain liabilities that may arise under the Securities Act.

The foregoing description of the New Registration Rights Agreement is not complete and is qualified in its entirety by reference to the New Registration Rights Agreement, the form of which is included as an exhibit to the registration statement of which this prospectus forms a part.

New Investor Rights Agreement

In connection with the consummation of the Transactions, the Company intends to enter into an Investor Rights Agreement with the Consenting Noteholders.

The New Investor Rights Agreement will provide certain board nomination rights with respect to the members of the New Board. As contemplated by the Transaction Support Agreement, the New Board will consist of seven members. Viking will have the right to nominate up to four members of the New Board, with such right declining as Viking’s equity ownership decreases. As long as Viking has the right to board representation, Viking will be entitled to proportionate representation on each board committee, subject to a minimum of one member on each committee. Farallon will have the right to nominate up to two members of the New Board, with such right declining as Farallon’s equity ownership decreases. In the event of the resignation, death or removal of a director, the shareholders entitled to designate such director shall be entitled to nominate a new director to fill such vacancy. Further to the foregoing nomination rights, Viking and Farallon will have the right to appoint an observer to the Board to attend all meetings of the Board (and any committee thereof) in a non-voting capacity and receive all notices and written documents and materials provided to the Board, subject to certain customary confidentiality obligations. In addition, the existing Board will have the right to nominate one director, who will be assigned to the class of directors that will be subject to reelection in the third annual general meeting following the Closing Date. In the event such director resigns during his or her initial term, he or she will have the right to designate his or her successor. The director selected by the existing Board may not be removed by the shareholders without cause prior to the third annual general meeting of the Company following the Closing Date.

The New Investor Rights Agreement will also provide certain shareholders of the Company, including Alex Chesterman and affiliates of Daniel Och, with certain tag-along and preemptive rights. The tag-along rights will provide that such holders will have customary tag-along rights with respect to any transfer of at least 50% of the Class A ordinary shares of the Company. The preemptive rights will entitle such holders to subscribe to a pro rata portion of future issuances of equity securities of the Company made in exchange for cash, subject to customary exceptions.

At or prior to the Closing Date, the existing Investor Rights Agreement will be amended in a manner satisfactory to the Company and the Steering Committee and subsequently terminated. Notwithstanding the foregoing, the New Registration Rights Agreement will contain certain registration rights which had previously been in the existing Investor Rights Agreement.

DESCRIPTION OF SECURITIES

The following description of the material terms of our share capital includes a summary of specified provisions of our Articles (as well as the proposed amendments to our Articles), the Existing Warrants and the New Warrants. These descriptions are not complete and are qualified in their entirety by reference to the Articles, the Existing Warrant Agreement and the Form of New Warrant Agreements, which are attached as exhibits to the registration statement of which this prospectus forms a part.

Cazoo is a Cayman Islands exempted company and our affairs are governed by the Articles, the Companies Act and the common law of the Cayman Islands. Pursuant to the Articles, the Company’s authorized share capital as of the date of this prospectus is $435,500, divided into 165,000,000 Class A ordinary shares, par value of $0.002 each, 2,500,000 Class B ordinary shares, par value of $0.002 each, 50,000,000 Class C ordinary shares, par value of $0.002 each (such Class A ordinary shares, Class B ordinary shares and Class C ordinary shares collectively, the “Ordinary Shares”) and 250,000 preference shares, par value of $0.002 each. If the Company’s shareholders approve the proposed Reverse Stock Split and the Share Increase, the Company’s authorized share capital will be US$22,105,000 divided into 100,000,000 Class A ordinary shares with a par value of US$0.20 each, 25,000 Class B ordinary shares with a par value of US$0.20 each, 500,000 Class C ordinary shares with a par value of US$0.20 each and 10,000,000 preference shares with a par value of US$0.20 each.

As of September 22, 2023, we had 38,833,034 Class A ordinary shares issued and outstanding, which would become 4,854,129 Class A ordinary shares after giving effect to the issuance of the New Shares and the Reverse Stock Split. As of September 22, 2023, we had no Class B ordinary shares, Class C ordinary shares, or preference shares outstanding.

Class A Ordinary Shares

Holders of Class A ordinary shares are entitled to one vote for each share held of record on all matters to be voted on by members. There is no cumulative voting with respect to the election of directors.

Preference Shares

The Company’s Board is authorized to issue preference shares from time to time in one or more series without member approval. The Company’s Board has the discretion under the Articles to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences of our authorized but unissued undesignated shares, and the Board may issue those shares in series of preference shares, without any further member approval. The rights with respect to a series of preference shares may be greater than the rights attached to the Ordinary Shares. It is not possible to state the actual effect of the issuance of any preference shares on the rights of holders of Ordinary Shares until the Company’s Board determines the specific rights attached to any preference shares so issued. The effect of issuing preference shares could include, among other things, one or more of the following:

●	restricting dividends in respect of the Ordinary Shares;

●	diluting the voting power of the Ordinary Shares or providing that holders of preference shares have the right to vote on matters as a class;

●	impairing the liquidation rights of the Ordinary Shares; or

●	delaying or preventing a change of control of Cazoo.

As of June 30, 2023, there were no preference shares outstanding, and we have no present plans to designate the rights of or to issue any preference shares.

Dividend Rights

Subject to the foregoing, the payment of cash dividends in the future, if any, will be at the discretion of the Board or the New Board, as applicable.

Variation of Rights

Under the Articles, if the share capital is divided into more than one class of shares, the rights attached to any such class may, whether or not the Company is being wound up, be varied without the consent of the holders of the issued shares of that class where such variation is considered by the Company’s Board not to have a material and adverse effect upon such rights; otherwise, any such variation shall be made only with the consent in writing of the holders of not less than two thirds of the issued shares of that class or with the approval of a resolution passed by a majority of not less than two thirds of the votes cast at a separate meeting of the holders of the shares of that class.

Transfer of Shares

Members may transfer all or any of the member’s Class A ordinary shares in compliance with the rules and regulations of the NYSE, the SEC and any other competent regulatory authority or as permitted by applicable law.

The Company’s Board may in its absolute discretion decline to register a transfer of Ordinary Shares which are not fully paid up or on which the Company has a lien or issued under any share incentive scheme for employees upon which a transfer restriction imposed still exists. The Company’s Board may, but is not required to, decline to register a transfer of any Class A ordinary shares unless certain requirements are met.

Any attempted transfer that is not a permitted transfer as described above will be null and void.

Liquidation

On a winding-up or other return of capital, subject to any special rights attaching to any other class of shares, holders of Class A ordinary shares will be entitled to participate in any assets available for distribution in proportion to their shareholdings.

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. The Articles permit indemnification of officers and directors for any liability, action, proceeding, claim, demand, costs damages or expenses, including legal expenses, incurred in their capacities as such unless such liability (if any) arises from actual fraud, willful neglect or willful default, as determined by a court of competent jurisdiction in a final non-appealable order. In addition, we have entered into indemnification agreements with our directors and senior executive officers that provide such persons with additional indemnification beyond that provided in the Articles.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Certain Anti-Takeover Provisions in the Articles

Certain provisions in the Articles may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a member might consider to be in its best interests, including attempts that might result in a premium being paid over the market price for the Class A ordinary shares. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to first negotiate with the Company’s Board.

Class A Ordinary Shares

The authorized but unissued Class A ordinary shares will be available for future issuance by the Company’s Board on such terms as the Board may determine, subject to any limitations in the Articles. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued Class A ordinary shares could render more difficult or discourage an attempt to obtain control over us by means of a proxy contest, tender offer, merger, amalgamation, scheme of arrangement or otherwise.

Preference Shares

Preference shares could be issued quickly with terms calculated to delay or prevent a change in control of the Company or make removal of management more difficult. If the Company’s Board decides to issue these preference shares, the price of Class A ordinary shares may fall and the voting and other rights of the holders of Class A ordinary shares may be materially adversely affected. Pursuant to the Articles, preference shares may be issued by us from time to time, and the Company’s Board is authorized (without any requirement for further member action) to determine the rights, preferences, powers, qualifications, limitations and restrictions attaching to those shares (and any further undesignated shares which may be authorized by our members).

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under the Articles for a proper purpose and for what they believe in good faith to be in the best interests of the Company.

Classified Board

The Board is currently comprised of eight directors, and following consummation of the Transactions, the New Board will be comprised of seven directors. The Articles currently provide that, subject to the right of holders of any series of preference shares, the Board is divided into three classes of directors, as nearly equal in number as possible, and with the directors serving staggered three-year terms, with only one class of directors being elected at each annual general meeting. As a result, approximately one-third of the Board will be elected each year.

The classification of directors has the effect of making it more difficult for members to change the composition of the Board. The Articles provide for a Board comprised of between five and nine directors, but in accordance with the Articles, the Company may by ordinary resolution increase or reduce the upper and lower limits of the number of directors.

Unanimous Action by Written Consent

The Articles provide that members may approve and pass resolutions by way of a unanimous written resolution signed by or on behalf of each member who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Amendment of Governing Documents

As permitted by Cayman Islands law, the Articles may only be amended by a special resolution passed by the Company’s members.

Member Proposals and Director Nominations

A special meeting may be called by the Board or any other person authorized to do so in the Articles, but shareholders may be precluded from calling special meetings.

The Companies Act does not provide shareholders with rights to requisition a general meeting and does not provide shareholders with any right to put any proposal before a general meeting.

The Articles do not provide for the ability of members to nominate candidates for election as directors or to bring business before a meeting of members.

General Meetings

The Companies Act does not provide members with rights to requisition a general meeting and does not provide members with any right to put any proposal before a general meeting. The Articles permit the Company’s Board or the chairperson of the Board to call general meetings. The Articles do not allow members to requisition a general meeting. Pursuant to the Articles Amendment and assuming that Shareholder Approval is obtained and that the Transactions are implemented, members holding a majority of the then outstanding Class A ordinary shares will be able to call a general meeting.

Cumulative Voting

Cumulative voting potentially facilitates the representation of minority members on a board since it permits the minority member to cast all the votes to which the member is entitled on a single director, which increases the member’s voting power with respect to electing such director. As permitted under Cayman Islands law, the Articles do not provide for cumulative voting.

Transactions with Interested Members

Cayman Islands law does not have a statute that prohibits certain business combinations with an interested member. However, although Cayman Islands law does not regulate transactions between a company and its significant members, it does provide that such transactions must be entered into bona fide in the best interests of the company and for a proper corporate purpose and not with the effect of constituting a fraud on the minority members. Any merger or consolidation of the Company with one or more constituent companies shall require the approval of a special resolution (66 2/3% of members at a general meeting where there is a quorum).

Dissolution; Winding Up

Under Cayman Islands law, Cazoo may be wound up by either an order of the courts of the Cayman Islands following the filing with the court of a winding up petition presented by the company, one or more creditors or shareholders, a combination of these or voluntarily by a special resolution passed by its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Under the Articles, if the Company is wound up, the liquidator may distribute the assets available for distribution amongst the members in proportion to the par value of the Class A ordinary shares held by them at the commencement of the winding up subject to a deduction from those Class A ordinary shares in respect of which there are monies due, of all monies payable to the Company for unpaid calls or otherwise.

Rights of Non-Resident or Foreign Members

There are no limitations imposed by the Articles on the rights of non-resident or foreign members to hold or exercise voting rights on the Company’s shares. In addition, there are no provisions in the Articles governing the ownership threshold above which member ownership must be disclosed.

Directors’ Power to Issue Shares

Subject to applicable law, the Company’s Board is empowered to issue or allot shares or grant options and warrants with or without preferred, deferred, or other rights or restrictions.

Inspection of Books and Records

Holders of shares have no general right under Cayman Islands law to inspect or obtain copies of the Company’s register of members or the Company’s corporate records.

Waiver of Certain Corporate Opportunities

The Articles provide for a waiver of the obligation to provide business opportunities to the Company for directors, members and affiliates of members, in each case, other than an officer (including any officer that is also a director, or a member or an affiliate of such member, as the case may be) (as more particularly described in the Articles). Notwithstanding that the waiver does not apply to any officer, officers are not restricted from engaging, directly or indirectly, in other business ventures of every type and description (other than any competing business, except to the extent permitted under the Articles). No officer shall be deemed to be engaging in a competing business if such activity is: (i) approved by a majority of disinterested directors, subject to applicable law, or (ii) with respect to any investment such officer has as of the date of effectiveness of the Articles, an investment in the greater of (A) up to an additional two and one half per cent (2.5%) or (B) seven and one half per cent (7.5%) in the aggregate of the capital stock of a competing business (in each case, so long as such officer does not participate in management activities or otherwise have the ability to influence or control such competing business). This is subject to applicable law.

Directors

Appointment of Directors

Directors are elected by a majority standard, which requires the number of votes cast for the person’s appointment to exceed the number of votes cast against the person’s appointment.

Any director may in writing appoint another person to be such director’s alternate, with the alternate having the authority to act in the director’s place at any meeting at which the appointing director is unable to be present. A director may, but is not required to, appoint another director to be an alternate.

The Company’s shareholders are being asked to approve the replacement of the Board with the New Board. It is expected that on or around the Closing Date, the existing members of the Board will resign and the members of the New Board will become the directors of the Company. See the section entitled “Management.”

Pursuant to the Articles Amendment and assuming that Shareholder Approval is obtained and that the Transactions are implemented, members holding a majority of the then outstanding Class A ordinary shares may appoint any person to fill any director position that remains unfilled.

The Company’s Board is divided into three (3) classes designated as Class I, Class II and Class III, respectively, with directors divided as nearly as possible into thirds among the classes. Directors are assigned to each class by the Company’s Board. At our 2024 annual general meeting, the term of office of the Class II directors shall expire and the Class II directors shall be elected for a full term of three (3) years. At our 2025 annual general meeting, the term of office of the Class III directors shall expire and the Class III directors shall be elected for a full term of three (3) years. At our 2026 annual general meeting, the term of office of the Class I directors shall expire and the Class I directors shall be elected for a full term of three (3) years. At each succeeding annual general meeting, directors shall be elected for a full term of three (3) years to succeed the directors of the class whose terms expire at such annual general meeting. Directors hold office until the expiration of the director’s term, until a director’s successor has been duly elected and qualified or until such director’s earlier death, resignation or removal.

Removal of Directors

Under the Articles, a director may be removed from office only for cause by special resolution of the Company. A director will also cease to be a director if he or she (i) becomes bankrupt or makes any arrangement or composition with such director’s creditors; (ii) is found to be or becomes of unsound mind; (iii) resigns the office of director by notice in writing to the company; (iv) absents himself or herself (for the avoidance of doubt, without being represented by an alternate) from three (3) consecutive meetings of the Company’s Board without special leave of absence from the Board, and the Board passes a resolution that he or she has by reason of such absence vacated office; or (v) is prohibited, by any applicable law or relevant code applicable to the listing of shares on the NYSE, from being a director. Pursuant to the Articles Amendment and assuming that Shareholder Approval is obtained and that the Transactions are implemented, (1) members holding a majority of the then outstanding Class A ordinary shares will be able to remove any director; provided that the director appointed by the current Board (or his or her designee) may not be removed without cause prior to the third annual general meeting of the Company following the Closing Date and (2) directors numbering at least a majority of the then appointed directors will be able to remove any director for cause.

Filling Vacancies on the Board of Directors

Vacancies on the Company’s Board may be filled by the majority of the directors then in office, even if less than a quorum, or by a sole remaining director (subject to the Companies Act, applicable law, or any rights of any preference shares).

A director appointed to fill a vacancy resulting from the death, resignation or removal of a director serves the remainder of the full term of the director whose death, resignation or removal created the vacancy and until his or her successor shall have been appointed and qualified.

Directors’ Fiduciary Duties

Under Cayman Islands law, directors and officers owe the following fiduciary duties:

●	duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole;

●	duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose;

●	directors should not improperly fetter the exercise of future discretion;

●	duty to exercise powers fairly as between different sections of members;

●	duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests; and

●	duty to exercise independent judgment.

In addition to the above, directors also owe a duty of care which is not fiduciary in nature. This duty has been defined as a requirement to act as a reasonably diligent person having both the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and the general knowledge skill and experience of that director.

As set out above, directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position. However, in some instances what would otherwise be a breach of this duty can be forgiven and/or authorized in advance by the members provided that there is full disclosure by the directors. This can be done by way of permission granted in the amended and restated memorandum and articles of association or alternatively by member approval at general meetings.

Meetings of Members

As a Cayman Islands exempted company, we are not obliged by law to call annual general meetings. However, pursuant to the Articles, directors are elected at annual general meetings and the NYSE requires an annual meeting. Pursuant to the Articles Amendment and assuming that Shareholder Approval is obtained and that the Transactions are implemented, members holding a majority of the then outstanding Class A ordinary shares will be able to call a general meeting.

Transfer Agent and Registrar

The transfer agent and registrar for the Class A ordinary shares is Equiniti Trust Company (“Equiniti”).

Listing

Our Class A ordinary shares are currently listed on the New York Stock Exchange under the symbol “CZOO.” Under the terms of the Transaction Support Agreement, Cazoo will only be required to undertake commercially reasonable efforts to maintain the NYSE listing (or a listing on Nasdaq or other reputable international stock exchange) for Class A ordinary shares for a period of at least six months following execution of the Transaction Support Agreement (and in no event less than three months following the Closing Date); provided that this period will be automatically extended in order to ensure that individuals subject to our insider trading policies and applicable securities laws have at least 30 trading days during which they can trade in Class A ordinary shares in compliance with such policies and securities laws. Accordingly, there is no assurance that the New Board will maintain a listing of the Class A ordinary shares or that the Company will remain an SEC registrant, and therefore shareholders may not be able to trade the Class A ordinary shares, including any Class A ordinary shares issuable upon exercise of the New Warrants, and the Class A ordinary shares and New Warrants may lose most or all of their value.

The Existing Warrants are not currently listed, and the New Warrants will not be listed on any national securities exchange or any other trading platform.

Existing Warrants

The following description of the Existing Warrants contains only summary information concerning such warrants and does not purport to be complete and is qualified in its entirety by reference to the Existing Warrant Agreement (as defined below) filed as an exhibit to the registration statement of which this prospectus forms a part.

The terms of the Existing Warrants are set forth in the warrant agreement, dated as October 27, 2020, between Ajax and Continental (the “Existing Warrant Agreement”), as amended by the Amendment to and Assignment of Warrant Agreement, dated August 23, 2021, among Ajax, the Company, Continental and Equiniti, pursuant to which Equiniti succeeded Continental as warrant agent for the Warrants. Each Warrant currently entitles the holder thereof to purchase one-twentieth (1/20) of a Class A ordinary share such that there are 2,062,728 Class A ordinary shares underlying the Existing Warrants at a price of $230.00 per share, subject to adjustment as discussed below. As of June 30, 2023, there were 41,254,566 Existing Warrants outstanding, including 20,124,748 public warrants (the “Public Warrants”) and 21,129,818 private warrants (the “Private Warrants”).

Exercisability

Each Existing Warrant has been exercisable since October 30, 2021. Pursuant to the Existing Warrant Agreement, a warrantholder may exercise its Existing Warrants only for a whole number of Class A ordinary shares. The public warrants will expire at 5:00 p.m. New York City time on August 26, 2026, or earlier upon redemption.

We will not be obligated to deliver any Class A ordinary shares pursuant to the exercise of an Existing Warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act covering the issuance of the Class A ordinary shares issuable upon exercise of the Existing Warrants is then effective and a current prospectus relating thereto is current, subject to us satisfying our obligations described below with respect to registration, or a valid exemption from registration is available, including in connection with a cashless exercise permitted as a result of a notice of redemption. No Existing Warrant will be exercisable for cash or on a cashless basis, and we will not be obligated to issue any shares to holders seeking to exercise their Existing Warrants, unless the issuance of the shares upon such exercise is registered or qualified under the securities laws of the state of the exercising holder, or an exemption is available. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to an Existing Warrant, the holder of such warrant will not be entitled to exercise such warrant and such Existing Warrant may have no value and expire worthless.

Under the terms of the Existing Warrant Agreement, we were obligated, as soon as practicable, but in no event later than 15 business days after the closing of the Business Combination, to use commercially reasonable efforts to file with the SEC a registration statement covering the issuance, under the Securities Act, of the Class A ordinary shares issuable upon exercise of the Existing Warrants. We are obligated to use commercially reasonable efforts to cause the same to become effective within 60 business days after the closing of the Business Combination and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the Existing Warrants in accordance with the provisions of the Existing Warrant Agreement. Notwithstanding the above, if the Class A ordinary shares are, at the time of any exercise of an Existing Warrant, not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act we may, at our option, require holders of Public Warrants who exercise their Public Warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event we so elect, we will not be required to file or maintain in effect a registration statement, but will use our commercially reasonable efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available. We filed a registration statement on Form F-3 which was declared effective on October 12, 2022, which covers the resale of Class A ordinary shares upon exercise of the Existing Warrants.

Redemption of Existing Warrants when the price per Class A ordinary share equals or exceeds $360.00

We may redeem the outstanding Existing Warrants (except as described herein with respect to the Private Warrants):

●	in whole and not in part;

●	at a price of $0.01 per warrant;

●	upon not less than 30 days’ prior written notice of redemption to each warrantholder; and

●	if, and only if, the last reported sale price of our Class A ordinary shares for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which we send the notice of redemption to the warrantholders (the “Reference Value”) equals or exceeds $360.00 per share (subject to adjustment).

We will not redeem the Existing Warrants as described above unless a registration statement under the Securities Act covering the issuance of the Class A ordinary shares issuable upon exercise of the Existing Warrants is then effective and a current prospectus relating to those Class A ordinary shares is available throughout the 30-day redemption period. If and when the Existing Warrants become redeemable, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws.

If the foregoing conditions are satisfied and the Company issues a notice of redemption of the Existing Warrants, each warrantholder will be entitled to exercise his, her or its Existing Warrant prior to the scheduled redemption date.

Redemption of Existing Warrants when the price per Class A ordinary share equals or exceeds $200.00

We may redeem the outstanding Existing Warrants (except as described herein with respect to the Private Warrants):

●	in whole and not in part;

●	at $0.10 per Existing Warrant upon a minimum of 30 days’ prior written notice of redemption; provided that holders will be able to exercise their warrants on a cashless basis prior to redemption, based on the redemption date and the “fair market value” of the Class A ordinary shares, pursuant to the terms of the Existing Warrant Agreement; and

●	if, and only if, the Reference Value equals or exceeds $200.00 per share (subject to adjustment).

During the period beginning on the date the notice of redemption is given, holders may elect to exercise their Existing Warrants on a cashless basis in accordance with the terms of the Existing Warrant Agreement.

No fractional Class A ordinary shares will be issued upon exercise. If, upon exercise, a holder would be entitled to receive a fractional interest in a share, we will round down to the nearest whole number of the number of Class A ordinary shares to be issued to the holder.

Redemption Procedures

A holder of an Existing Warrant may notify us in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 9.8% (or such other amount as a holder may specify) of the Class A ordinary shares issued and outstanding immediately after giving effect to such exercise.

Anti-dilution Adjustments

If the number of issued and outstanding Class A ordinary shares is increased by a capitalization or share dividend payable in Class A ordinary shares, or by a sub-division of Class A ordinary shares or other similar event, then, on the effective date of such share capitalization, sub-division or similar event, the number of Class A ordinary shares issuable on exercise of each Existing Warrant will be increased in proportion to such increase in the issued and outstanding Class A ordinary shares. A rights offering made to all or substantially all holders of Class A ordinary shares entitling holders to purchase Class A ordinary shares at a price less than the “historical fair market value” (as defined below) will be deemed a capitalization of a number of Class A ordinary shares equal to the product of (1) the number of Class A ordinary shares actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for Class A ordinary shares) multiplied by (2) one minus the quotient of (x) the price per Class A ordinary share paid in such rights offering divided by (y) the historical fair market value. For these purposes, (1) if the rights offering is for securities convertible into or exercisable for Class A ordinary shares, in determining the price payable for Class A ordinary shares, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (2) “historical fair market value” means the volume weighted average price of Class A ordinary shares during the 10 trading day period ending on the trading day prior to the first date on which the Class A ordinary shares trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

In addition, if we, at any time while the Existing Warrants are outstanding and unexpired, pay to all or substantially all of the holders of Class A ordinary shares a dividend or make a distribution in cash, securities or other assets to the holders of Class A ordinary shares on account of such Class A ordinary shares (or other securities into which the Existing Warrants are convertible), other than (a) as described above, or (b) any cash dividends or cash distributions which, when combined on a per share basis, with all other cash dividends and cash distributions paid on the Class A ordinary shares during the 365-day period ending on the date of declaration of such dividend or distribution does not exceed $0.50 (as adjusted for share sub-divisions, share dividends, rights issuances, consolidations, reorganizations, recapitalizations and other similar transactions) but only with respect to the amount of the aggregate cash dividends or cash distributions equal to or less than $0.50 per share, then the warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each Class A ordinary share in respect of such event.

If the number of issued and outstanding Class A ordinary shares is decreased by a consolidation, combination, or reclassification of Class A ordinary shares or other similar event, then, on the effective date of such consolidation, combination, reverse share split, reclassification or similar event, the number of Class A ordinary shares issuable on exercise of each Existing Warrant will be decreased in proportion to such decrease in issued and outstanding Class A ordinary shares.

Whenever the number of Class A ordinary shares purchasable upon the exercise of the Existing Warrants is adjusted, as described above, the warrant exercise price will be adjusted by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of Class A ordinary shares purchasable upon the exercise of the Existing Warrants immediately prior to such adjustment and (y) the denominator of which will be the number of Class A ordinary shares so purchasable immediately thereafter.

In case of any reclassification or reorganization of the issued and outstanding Class A ordinary shares (other than those described above or that solely affects the par value of such Class A ordinary shares), or in the case of any merger or consolidation of the Company with or into another corporation (other than a merger or consolidation in which we are the continuing corporation and that does not result in any reclassification or reorganization of our issued and outstanding Class A ordinary shares), or in the case of any sale or conveyance to another corporation or entity of the assets or other of other property of the Company as an entirety or substantially as an entirety in connection with which we are dissolved, the holders of the Existing Warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the warrants and in lieu of the Class A ordinary shares immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares, stock or other equity securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the warrants would have received if such holder had exercised their Existing Warrants immediately prior to such event. However, if such holders were entitled to exercise a right of election as to the kind or amount of securities, cash or other assets receivable upon such merger or consolidation, then the kind and amount of securities, cash or other assets for which each Existing Warrant will become exercisable will be deemed to be the weighted average of the kind and amount received per share by such holders in such merger or consolidation that affirmatively make such election, and if a tender, exchange or redemption offer has been made to and accepted by such holders, the holder of an Existing Warrant will be entitled to receive the highest amount of cash, securities or other property to which such holder would actually have been entitled as a shareholder if such warrantholder had exercised the warrant prior to the expiration of such tender or exchange offer, accepted such offer and all of the Class A ordinary shares held by such holder had been purchased pursuant to such tender or exchange offer, subject to adjustment (from and after the consummation of such tender or exchange offer) as nearly equivalent as possible to the adjustments provided for in the Existing Warrant Agreement. Additionally, if less than 70% of the consideration receivable by the holders of Class A ordinary shares in such a transaction is payable in the form of ordinary shares in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the Existing Warrant properly exercises the warrant within 30 days following public disclosure of such transaction, the warrant exercise price will be reduced as specified in the Existing Warrant Agreement based on the per share consideration minus Black-Scholes Warrant Value (as defined in the Existing Warrant Agreement) of the warrant.

The terms of the Existing Warrants are governed by the Existing Warrant Agreement. The Existing Warrant Agreement provides that (a) the terms of the Existing Warrants may be amended without the consent of any holder for the purpose of (i) curing any ambiguity or correcting any mistake, including conforming the provisions of the Existing Warrant Agreement to the description of the terms of the warrants and the Existing Warrant Agreement set forth in the prospectus for the initial public offering of Ajax I, or defective provision or (ii) adding or changing any provisions with respect to matters or questions arising under the Existing Warrant Agreement as the parties to the Existing Warrant Agreement may deem necessary or desirable and that the parties deem to not adversely affect the rights of the registered holders of the Existing Warrants and (b) all other modifications or amendments require the vote or written consent of at least 65% of the then outstanding Public Warrants and, solely with respect to any amendment to the terms of the Private Warrants or any provision of the Existing Warrant Agreement with respect to the Private Warrants, at least 65% of the then outstanding Private Warrants.

The warrantholders do not have the rights or privileges of holders of the Company’s ordinary shares and any voting rights until they exercise their Existing Warrants and receive Class A ordinary shares. After the issuance of Class A ordinary shares upon exercise of the Existing Warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by shareholders.

Private Warrants

The Private Warrants are identical to the Public Warrants except that, so long as they are held by Ajax I Holdings, LLC (the “Sponsor”) or its permitted transferees: (1) they will not be redeemable by the Company; (2) they may be exercised by the holders on a cashless basis; (3) they (including the Class A ordinary shares issuable upon exercise of these warrants) are entitled to registration rights; and (4) they will not be exercisable more than seven years after the completion of the Business Combination so long as they are held by the Sponsor or any of its permitted transferees. If the Private Warrants are held by holders other than the Sponsor or its permitted transferees, the Private Warrants will be redeemable by the Company in all redemption scenarios and exercisable by the holders on the same basis as the Public Warrants.

New Warrants

The following description of the New Warrants contains only summary information concerning such warrants and does not purport to be complete and is qualified in its entirety by reference to the New Warrant Agreements, the forms of which are included as an exhibit to the registration statement of which this prospectus forms a part.

The terms of the New Warrants are set forth in the Forms of New Warrant Agreements, to be dated as of the consummation of the Transactions, by and between the Company and Equiniti, as warrant agent.

Exercisability & Exercise Price

The New Warrants will be comprised of three tranches each representing the right to acquire newly issued Class A ordinary shares.

New Tranche 1 Warrants

The New Tranche 1 Warrants will become exercisable only if the Company’s equity value reaches $525 million.

Based on the number of Class A ordinary shares outstanding on September 22, 2023, the New Tranche 1 Warrants are expected to be initially exercisable, subject to achievement of the applicable equity value hurdle, for up to 422,098 Class A ordinary shares, representing (in the aggregate) 8.00% of the sum of (x) the total Class A ordinary shares outstanding on the Closing Date after giving effect to the issuance of the New Shares (the “Closing Date Equity”) plus (y) the number of Class A ordinary shares issued or issuable upon the exercise of the New Tranche 1 Warrants (such sum, the “Initial Tranche 1 Denominator”). At settlement, the Company will issue the New Tranche 1 Warrants pro rata to each shareholder after giving effect to the Reverse Stock Split.

Based on the number of Class A ordinary shares outstanding on September 22, 2023, the initial exercise price of the New Tranche 1 Warrants would be $99.50 per share, representing an amount equal to a Company equity value of $525 million divided by the Initial Tranche 1 Denominator.

At any time after the Closing Date, if the Company’s equity value at any time exceeds $1.025 billion (and the New Tranche 2 Warrants become exercisable), then the terms of the New Tranche 1 Warrants would be modified as follows (the “Tranche 2 Event”):

●	the number of shares issued or issuable upon the exercise of the New Tranche 1 Warrant would be increased to equal (in the aggregate) 8% of the number of Class A ordinary shares equal to the sum of (i) the Closing Date Equity plus (ii) the aggregate number of Class A ordinary shares issued or issuable upon the exercise of the New Tranche 1 Warrants and the New Tranche 2 Warrants (such sum, the “Tranche 2 Event Denominator”); and

●	the exercise price of the New Tranche 1 Warrants would be adjusted to be an amount equal to a Company equity value of $525 million, divided by the Tranche 2 Event Denominator.

At any time after the Closing Date, if the Company’s equity value at any time exceeds $1.5 billion (and the New Tranche 3 Warrants become exercisable), then the terms of the New Tranche 1 Warrants would be modified as follows (the “Tranche 3 Event”):

●	the number of shares issued or issuable upon the exercise of the New Tranche 1 Warrant would be increased to equal (in the aggregate) 8% of the number of Class A ordinary shares equal to the sum of (i) the Closing Date Equity plus (ii) the aggregate number of Class A ordinary shares issued or issuable upon the exercise of the New Tranche 1 Warrants, the New Tranche 2 Warrants and the New Tranche 3 Warrants (such sum, the “Tranche 3 Event Denominator”); and

●	the exercise price of the New Tranche 1 Warrants would be adjusted to be an amount equal to a Company equity value of $525 million, divided by the Tranche 3 Event Denominator.

For the avoidance of doubt, only those New Tranche 1 Warrants outstanding at the time of either the Tranche 2 Event or the Tranche 3 Event would be modified as set forth above and holders would only receive their pro rata increase based on the unexercised portion of any New Tranche 1 Warrants still held. Further, the adjustment following either of the Tranche 2 Event or Tranche 3 Event to (x) the number of Class A ordinary shares issuable upon exercise of the New Tranche 1 Warrants and (y) the exercise price, would in each case, be based upon the number of Class A ordinary shares underlying the New Tranche 1 Warrants assuming none have been exercised (and not the number of Class A ordinary shares underlying unexercised New Tranche 1 Warrants at the time of either of the Tranche 2 Event or the Tranche 3 Event).

Based on the number of Class A ordinary shares outstanding on September 22, 2023, to the extent the New Tranche 1 Warrants have not been exercised when the $1.025 billion equity value is reached, the New Tranche 1 Warrants would be exercisable for 462,298 Class A ordinary shares at an exercise price of $90.85, and to the extent the New Tranche 1 Warrants have not been exercised when the $1.5 billion equity value is reached, the New Tranche 1 Warrants would be exercisable for 510,961 Class A ordinary shares at an exercise price of $82.20.

New Tranche 2 Warrants

The New Tranche 2 Warrants will become exercisable only if the Company’s equity value reaches $1.025 billion.

Based on the number of Class A ordinary shares outstanding on September 22, 2023, the New Tranche 2 Warrants are expected to be initially exercisable, subject to achievement of the applicable equity value hurdle, for up to 462,298 Class A ordinary shares, representing (in the aggregate) 8.00% of the sum of (x) the total Class A ordinary shares outstanding on the Closing Date after giving effect to the issuance of the New Shares (the “Closing Date Equity”) plus (y) the number of Class A ordinary shares issued or issuable upon the exercise of the New Tranche 1 Warrants and the New Tranche 2 Warrants (such sum, the “Initial Tranche 2 Denominator”). At settlement, the Company will issue the New Tranche 2 Warrants pro rata to each shareholder after giving effect to the Reverse Stock Split.

Based on the number of Class A ordinary shares outstanding on September 22, 2023, the initial exercise price of the New Tranche 2 Warrants would be $177.37 per share, representing an amount equal to a Company equity value of $1.025 billion divided by the Initial Tranche 2 Denominator.

At any time after the Closing Date, in the event of the Tranche 3 Event, then the terms of the New Tranche 2 Warrants would be modified as follows:

●	the number of shares issued or issuable upon the exercise of the New Tranche 2 Warrant would be increased to equal (in the aggregate) 8% of the number of Class A ordinary shares equal to the sum of (i) the Closing Date Equity plus (ii) the aggregate number of Class A ordinary shares or issuable upon the exercise of the New Tranche 1 Warrants, the New Tranche 2 Warrants and the New Tranche 3 Warrants (such sum, the “Tranche 3 Event Denominator”); and

●	the exercise price of the New Tranche 2 Warrants would be adjusted to be an amount equal to a Company equity value of $1.025 billion, divided by the Tranche 3 Event Denominator.

For the avoidance of doubt, only those New Tranche 2 Warrants outstanding at the time of the Tranche 3 Event would be modified as set forth above and holders would only receive their pro rata increase based on the unexercised portion of any New Tranche 2 Warrants still held. Further, the adjustment following the Tranche 3 Event to each of (x) the number of Class A ordinary shares issuable upon exercise of the New Tranche 2 Warrants and (y) the exercise price, would in each case, be based upon the number of Class A ordinary shares underlying the New Tranche 2 Warrants assuming none have been exercised (and not the number of Class A ordinary shares underlying unexercised New Tranche 2 Warrants at the time of the Tranche 3 Event).

Based on the number of Class A ordinary shares outstanding on September 22, 2023, to the extent the New Tranche 2 Warrants have not been exercised when the $1.5 billion equity value is reached, the New Tranche 2 Warrants would be exercisable for 510,961 Class A ordinary shares at an exercise price of $160.48.

New Tranche 3 Warrants

The New Tranche 3 Warrants will become exercisable if the Company’s equity value reaches $1.5 billion. The exercise price of the New Tranche 3 Warrants would be $234.85 per Class A ordinary share.

Based on the number of Class A ordinary shares outstanding on September 22, 2023, the New Tranche 3 Warrants will be exercisable for 510,961 Class A ordinary shares which represent 8.00% of the sum of (x) the Closing Date Equity plus (y) the original number of Class A ordinary shares issued or issuable upon the exercise of the New Tranche 1 Warrants, the New Tranche 2 Warrants and the New Tranche 3 Warrants. At settlement, the Company will issue the New Tranche 3 Warrants pro rata to each shareholder after giving effect to the Reverse Stock Split.

Cashless Exercise

If and when the Company equity value hurdle applicable to a particular tranche of the New Warrants has been achieved, the New Warrants comprising such tranche may be cashless exercised at any time thereafter. If (i) the Class A ordinary shares are at the time of any exercise of the New Warrants not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, or (ii) at the time of any exercise of the New Warrants there is no effective registration statement covering the issuance of the Class A ordinary shares issuable upon exercise of the New Warrants, the Company may, at its option, (1) require the holder thereof to exercise such New Warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act (or any successor rule) as described herein and (2) in the event the Company so elects, the Company shall use its commercially reasonable efforts to register or qualify for sale the Class A ordinary shares issuable upon such exercise under applicable blue sky laws to the extent an exemption is not available.

Duration

The New Warrants will have a five year term and will expire at the close of business on the fifth anniversary of the Closing Date.

Listing

The New Warrants will not be listed on any market or securities exchange.

Anti-Dilution Adjustments

In the event the Company engages in certain dilutive or concentrative transactions, including share dividends, share splits and consolidations and reclassifications, the exercise price and the number of Class A ordinary shares underlying the then-outstanding New Warrants will be proportionately increased or decreased.

Fundamental Transactions

In the event of any “Fundamental Transactions” (as defined in the New Warrant Agreements), generally including (i) any merger or consolidation of the Company with or into another entity, (ii) a sale of all or substantially all of our assets (taken on a consolidated basis), (iii) a tender offer or exchange offer that has been accepted by holders of 50% or more of our outstanding Class A ordinary shares, (iv) a reclassification, reorganization or recapitalization of our Class A ordinary shares, or (v) the Company consummates a transaction pursuant to which a person or group acquires more than 50% of our outstanding Class A ordinary shares, then upon any subsequent exercise of the New Warrants following consummation of the Fundamental Transaction, a holder will have the right to receive, in lieu of the Class A ordinary shares issuable upon such exercise as of immediately prior to such consummation, the amount of securities, cash or other property to which such holder would have been entitled as a holder of Class A ordinary shares upon consummation of the Fundamental Transaction as if the holder had exercised the rights represented by its New Warrants immediately prior thereto. In connection with a Fundamental Transaction, the Company will cause a successor entity to assume in writing all of the obligations of the Company under the New Warrants. However, if upon consummation of a Fundamental Transaction any tranche of the New Warrants has not become exercisable in accordance with the terms of the applicable New Warrant Agreement, then such New Warrants will be automatically canceled without further action required on the part of the Company; provided that, the Company shall promptly give notice following such cancellation by issuing a press release.

No Right as a Shareholder

Except as otherwise provided in the New Warrants or by virtue of such holder’s ownership of Class A ordinary shares, the holders of the New Warrants do not have the rights or privileges of holders of our Class A ordinary shares, including any voting rights, until they properly exercise their New Warrants.

Enforceability of Civil Liability under Cayman Islands Law

We have been advised by Maples and Calder, our Cayman Islands legal counsel, that the courts of the Cayman Islands are unlikely (i) to recognize, or enforce against us, judgments of courts of the United States predicated upon the civil liability provisions of the securities laws of the United States or any State; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against us predicated upon the civil liability provisions of the securities laws of the United States or any State, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, and or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

Anti-Money Laundering—Cayman Islands

If any person in the Cayman Islands knows or suspects or has reasonable grounds for knowing or suspecting that another person is engaged in criminal conduct or money laundering or is involved with terrorism or terrorist financing and property and the information for that knowledge or suspicion came to their attention in the course of business in the regulated sector, or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (i) the Financial Reporting Authority of the Cayman Islands, pursuant to the Proceeds of Crime Act (As Revised) of the Cayman Islands if the disclosure relates to criminal conduct or money laundering, or (ii) a police officer of the rank of constable or higher, or the Financial Reporting Authority, pursuant to the Terrorism Act (As Revised) of the Cayman Islands, if the disclosure relates to involvement with terrorism or terrorist financing and property. Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

Data Protection—Cayman Islands

We have certain duties under the Data Protection Act, As Revised of the Cayman Islands (the “Data Protection Act”) based on internationally accepted principles of data privacy.

Privacy Notice

This privacy notice puts our members on notice that through your investment in us you will provide us with certain personal information which constitutes personal data within the meaning of the Data Protection Act (“personal data”). In the following discussion, the “company,” “us,” “our” and “we” refers to Cazoo Group Ltd and its affiliates and/or delegates, except where the context requires otherwise.

Investor Data

We will collect, use, disclose, retain and secure personal data to the extent reasonably required only and within the parameters that could be reasonably expected during the normal course of business. We will only process, disclose, transfer or retain personal data to the extent legitimately required to conduct our activities on an ongoing basis or to comply with legal and regulatory obligations to which we are subject. We will only transfer personal data in accordance with the requirements of the Data Protection Act and will apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of the personal data and against the accidental loss, destruction or damage to the personal data.

In our use of this personal data, we will be characterized as a “data controller” for the purposes of the Data Protection Act, while our affiliates and service providers who may receive this personal data from us in the conduct of our activities may either act as our “data processors” for the purposes of the Data Protection Act or may process personal information for their own lawful purposes in connection with services provided to us.

We may also obtain personal data from other public sources. Personal data includes, without limitation, the following information relating to a member and/or any individuals connected with a member as an investor: name, residential address, email address, contact details, corporate contact information, signature, nationality, place of birth, date of birth, tax identification, credit history, correspondence records, passport number, bank account details, source of funds details and details relating to the member’s investment activity.

Who this Affects

If you are a natural person, this will affect you directly. If you are a corporate investor (including, for these purposes, legal arrangements such as trusts or exempted limited partnerships) that provides us with personal data on individuals connected to you for any reason in relation your investment in the company, this will be relevant for those individuals and you should transmit the content of this Privacy Notice to such individuals or otherwise advise them of its content.

How We May Use a Member’s Personal Data

We, as the data controller, may collect, store and use personal data for lawful purposes, including, in particular:

(1)	where this is necessary for the performance of our rights and obligations under any purchase agreements;

(2)	where this is necessary for compliance with a legal and regulatory obligation to which we are subject (such as compliance with anti-money laundering and FATCA/CRS requirements); and/or

(3)	where this is necessary for the purposes of our legitimate interests and such interests are not overridden by your interests, fundamental rights or freedoms.

Should we wish to use personal data for other specific purposes (including, if applicable, any purpose that requires your consent), we will contact you.

Why We May Transfer Your Personal Data

In certain circumstances we may be legally obliged to share personal data and other information with respect to your shareholding with the relevant regulatory authorities such as the Cayman Islands Monetary Authority or the Tax Information Authority. They, in turn, may exchange this information with foreign authorities, including tax authorities.

We anticipate disclosing personal data to persons who provide services to the company and their respective affiliates (which may include certain entities located outside the United States, the Cayman Islands or the European Economic Area), who will process your personal data on our behalf.

The Data Protection Measures We Take

Any transfer of personal data by us or our duly authorized affiliates and/or delegates outside of the Cayman Islands shall be in accordance with the requirements of the Data Protection Act.

We and our duly authorized affiliates and/or delegates shall apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of personal data, and against accidental loss or destruction of, or damage to, personal data.

We shall notify you of any personal data breach that is reasonably likely to result in a risk to your interests, fundamental rights or freedoms or those data subjects to whom the relevant personal data relates.

DESCRIPTION OF CERTAIN INDEBTEDNESS

The following section summarizes the terms of our Convertible Notes and the contemplated New Notes. The following summaries of the applicable indentures are qualified in their entirety by reference to the text of the applicable indenture, which are incorporated by reference herein and attached as an exhibit to the registration statemen of which this prospectus forms a part. We expect that as part of the Transactions 100% of the Convertible Notes will be retired and the holders of Convertible Noted will receive the New Notes and New Shares in exchange for their Convertible Notes.

Convertible Notes

On February 16, 2022, we issued $630.0 million in aggregate principal amount of the Convertible Notes pursuant to the 2022 Indenture, dated February 16, 2022, between the Company and U.S. Bank Trust Company, National Association, as trustee.

The Convertible Notes bear regular interest at a rate of 2.00% per year. Interest accrues from February 16, 2022 and is payable quarterly in arrears on February 16, May 16, August 16 and November 16 of each year. The Convertible Notes will mature on February 16, 2027, unless earlier redeemed, repurchased or converted in accordance with the terms of the Convertible Notes. The principal amount of the Convertible Notes does not accrete.

The Convertible Notes are convertible at the option of the holders at any time prior to the close of business on the second scheduled trading day immediately preceding February 16, 2027. In addition, the Company may force the conversion of the Convertible Notes on or after February 16, 2025, if the trading price of the Company’s Class A ordinary shares exceeds 150% of the conversion price for at least 20 trading days (whether or not consecutive) in any consecutive 30 trading day period (the “Trading Condition”). At the current conversion price of $100, the Trading Condition would be met at a stock price of $150.

Upon conversion, the Company will satisfy its conversion obligation by delivering Class A ordinary shares (subject to certain exceptions set forth in the 2022 Indenture). The Convertible Notes are currently convertible at a rate of 10 Class A ordinary shares per $1,000 principal amount of Convertible Notes. This is equivalent to a conversion price of $100.00 per share. The conversion rate is subject to customary adjustments under certain circumstances in accordance with the terms of the 2022 Indenture.

Holders of the Convertible Notes have the right to require the Company to repurchase for cash all or a portion of their Convertible Notes at 100% of their principal amount, plus any accrued and unpaid interest, upon the occurrence of a Fundamental Change (as defined in the 2022 Indenture). The Company is also required to increase the conversion rate for holders who convert their Convertible Notes in connection with a Fundamental Change prior to the maturity date. The term Fundamental Change includes, among other things, a delisting of our Class A ordinary shares.

The Company may not redeem the Convertible Notes prior to February 16, 2025. The Convertible Notes are redeemable, in whole or in part, for cash at the Company’s option at any time, and from time to time, on or after February 16, 2025, but only if (i) the Trading Condition (as defined above) is met, or (ii) the aggregate principal amount of the Convertible Notes outstanding and held by persons other than the Company or its affiliates is less than 15% of the initial aggregate principal amount of the Convertible Notes.

If the Convertible Notes have not been converted, repurchased or redeemed at or prior to February 16, 2027, holders of the Convertible Notes will also be entitled to payment of a premium at maturity of the Convertible Notes, equal to 50% of the principal amount of the Convertible Notes. The premium is payable in cash, Class A ordinary shares, or a combination of cash and Class A ordinary shares at the option of the Company. The premium will not be payable if the trailing 10 trading day volume weighted average price of the Class A ordinary shares is above $135.00 for any trading day beginning on (and excluding) March 4, 2024 and ending on (and including) March 18, 2024 (the “premium fall-away trigger”), provided that in connection with a share exchange event on or prior to March 4, 2024 involving a third-party acquirer, the premium fall-away trigger shall be tested using the fair market value of the consideration paid per Class A ordinary share on the date of the share exchange event or if resulting in less consideration, the date on which any lock-up applicable to holders of the Class A ordinary shares expires after the share exchange event. For the avoidance of doubt, this premium will not be payable by the Company (i) in the event of a mandatory conversion on or prior to the maturity date, (ii) in the event of a voluntary conversion by a holder on or prior to the maturity date, (iii) in connection with the redemption of the Convertible Notes on or prior to the maturity date, or (iv) in connection with a make-whole Fundamental Change or an offer to purchase Convertible Notes upon a Fundamental Change.

The Convertible Notes are the Company’s senior unsecured obligations and (i) rank equal in right of payment to all of the Company’s existing and future unsubordinated indebtedness, (ii) rank senior in right of payment to any of the Company’s existing and future indebtedness that is expressly subordinated in right of payment to the Convertible Notes, (iii) are effectively subordinated in right of payment to any of the Company’s future secured indebtedness to the extent of the value of the collateral securing such indebtedness (subject to the next succeeding paragraph) and (iv) are structurally subordinated to all existing and future indebtedness and other liabilities (including trade payables) of current or future subsidiaries of the Company (subject to the next succeeding paragraph).

The Convertible Notes were not guaranteed or secured upon issuance but will receive the benefit of any guarantees or security provided at any time for the benefit of certain other indebtedness of the Company for borrowed money issued or incurred in the future, other than indebtedness incurred to purchase, finance or refinance the purchase of vehicles, vehicle parts, supplies and inventory and certain other indebtedness. The Indenture also contains covenants, events of default and other provisions which are customary for offerings of convertible notes.

The Convertible Notes acquired by the Company pursuant to the Exchange Offer will be cancelled and will not be reissued.

New Notes

In connection with the Transactions, the Company expects to issue $200 million aggregate principal amount of its new 4%/2% cash/PIK toggle senior secured notes due 2027, referred to as the New Notes, pursuant to the New Notes Indenture. Interest will accrue from the date of issuance of the New Notes and will be payable semi-annually in arrears. The New Notes will mature on February 16, 2027, unless earlier redeemed or repurchased in accordance with the terms of the New Notes.

The New Notes will be senior secured obligations of the Company, guaranteed by all of the Company’s existing subsidiaries organized in the United Kingdom (subject to customary exceptions and limitations) and, subject to a materiality threshold and guarantor coverage test, will be guaranteed by other subsidiaries of the Company, and secured by a fixed charge over the shares in each such guarantor, the bank accounts (subject to customary exceptions) of such guarantors and an assignment of all intragroup receivables owing to such guarantors, as well as a floating charge over certain of the assets of such guarantors (subject to customary exclusions and limitations, including agreed security principles).

The New Notes will be redeemable by the Company within the first two years following the issue date of the New Notes (the “New Notes Issue Date”), subject to payment of a make-whole redemption premium during such two-year period. On or after the date that is two years from the New Notes Issue Date, the Company, at its option, may redeem the New Notes subject to a prepayment premium equal to (i) 4.00% of the outstanding principal amount (including capitalized interest (if any)), if redeemed on or after the date that is two years from the New Notes Issue Date, but prior to the date that is three years from the New Notes Issue Date, and (ii) 2.00% of the outstanding principal amount (including capitalized interest (if any)), if redeemed on or after the date that is three years from the New Notes Issue Date, but prior to the New Notes Maturity Date, plus in each case, accrued and unpaid interest. The New Notes Indenture is expected to include an express agreement by the Company to pay applicable redemption premiums following acceleration caused by an insolvency or bankruptcy event.

Upon the occurrence of a change of control (which shall include the acquisition by any person or group of more than 50% of the outstanding ordinary shares of the Company or a parent of the Company), the Company shall offer to repurchase all of the outstanding New Notes for cash at a repurchase price equal to 101% of the aggregate principal amount of the Convertible Notes then outstanding (including capitalized interest, if any) plus accrued and unpaid interest.

The New Notes Indenture will contain incurrence-based negative covenants customary for notes of this nature, including but not limited to, (i) limitations on debt, (ii) limitations on liens, (iii) limitations on mergers, consolidations or sales of all or substantially all assets, (iv) limitations on transactions with affiliates, (v) limitations on restricted payments, (vi) limitations on dividends and other payment restrictions affecting any direct or indirect restricted subsidiaries, (vii) limitations on future guarantees by restricted subsidiaries without such subsidiaries also guaranteeing the New Notes, (viii) limitations on disposals of assets, (ix) limitations on impairment of security, (x) suspension of covenants on achievement of investment grade status, (xi) holding company covenant and (xii) limitations on business activities. The New Notes Indenture will also include usual and customary affirmative covenants, including but not limited to, (i) further assurance, (ii) payment of obligations, (iii) reporting, and (iv) compliance certificate. The New Notes will also include a minimum liquidity covenant to be set at £50 million, tested quarterly.

The New Notes will be issued pursuant to the New Notes Indenture, to be dated as of the Closing Date, among the Company, the guarantors named therein, U.S. Bank Trust Company, National Association, as trustee, and GLAS Trust Corporation Limited, as security agent. The New Notes Indenture will be governed by New York law. Prior to the first interest payment date, the New Notes shall be listed and admitted to trading on the Official List of The International Stock Exchange and/or another recognized stock exchange (within the meaning of Section 1005 of the ITA for the purposes of section 987 of the ITA) acceptable to the Steering Committee and the Company and, following such listing, the Company shall maintain the listing of the New Notes on that exchange.

Stocking Loans

To fund the working capital required to maintain sufficient levels of inventory the Company has entered into stocking loan arrangements. Under a stocking loan arrangement, a bank will take the legal title of cars held in Cazoo’s stock and provide a loan relative to the value of the car at an agreed LTV ratio. Our stocking loans are subject to customary terms applicable to facilities of this nature and do not contain financial or other restrictive covenants; however, one of the facilities has a feature where the applicable LTV ratio decreases from 80% to 50% incrementally over a period eight weeks if our free cash falls below £70 million. The loans charge a rate of interest at a base rate plus a margin. Once the car is sold the car is settled by the Company. These facilities have no fixed end date but are subject to annual review. The stocking loan facilities are secured by security interests in the vehicles purchased using such facilities.

As at June 30, 2023, the Company maintained three stocking loan facilities with aggregate committed funds of £130 million, of which approximately £82 million was utilized. We reduced our stocking facilities from £180 million to £130 million with effect from August 10, 2023. We have been notified that due to a change in global strategy, Santander is ceasing to provide wholesale stocking loan facilities with effect from January 1, 2024, and as of November 3, 2023, the committed funds under the Santander stocking loan facility had decreased, resulting in a reduction in our stocking loan facilities from £130 million to £116 million. The expected future termination of the Santander stocking loan facility with effect from January 1, 2024 is expected to reduce our committed car financing facilities to approximately £105 million.

The Transactions, if consummated, will constitute a change of control for purposes of two of our stocking loan facilities with Lombard and Santander (the latter, as noted above, will be exiting its wholesale stocking loan facility business with effect from January 1, 2024). The lenders under these facilities will have the right to terminate their facilities as a result of the change of control, unless waived in the sole discretion of the lender. We have notified Lombard and Santander of the contemplated Transactions and are in discussions relating to receiving waivers in connection with the Transactions and the change of control provisions contained in the respective stocking loan agreements.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Related Person Transactions Related to the Transactions

Transaction Support Agreement

On September 20, 2023, the Company and certain of its subsidiaries entered into the Transaction Support Agreement with, among others, Alex Chesterman, our Founder and Executive Chairman, Daniel Och, one of our directors, and entities affiliated with Viking, Farallon and several other holders of Convertible Notes, regarding the Transactions. See “Description of the Transactions and the Transaction Agreements” for a description of the material terms and conditions of the Transaction Support Agreement.

Interests of Directors and Executive Officers in the Exchange Offer

None of the directors, executive officers or affiliates of the Company owns any Convertible Notes, other than three entities affiliated with Daniel Och, a director of the Company, which collectively own $15 million of the Convertible Notes (2.3% of the total amount of Convertible Notes outstanding). The entities affiliated with Mr. Och are as follows: JADOFF Investments, LP, which owns $3 million of the Convertible Notes, WCHS Holdings 1, LLC, which owns $3 million of the Convertible Notes, and WCH 2022 Quad, LLC, which owns $9 million of the Convertible Notes. Mr. Och’s affiliates are expected to tender their Convertible Notes in the Exchange Offer pursuant to the Transaction Support Agreement.

In addition, the Remuneration Committee of the board of directors of the Company has approved the grant of retention bonuses to certain members of management in connection with the execution of the Transaction Support Agreement. These bonuses include £225,000 to be awarded to Paul Whitehead, the Company’s chief executive officer, and £180,000 to be awarded to Paul Woolf, the Company’s chief financial officer. It is expected that these bonuses will be paid after the consummation of the transactions contemplated by the Transaction Support Agreement, including the Exchange Offer.

New Investor Rights Agreement

In connection with the consummation of the Transactions, the Company intends to enter into an Investor Rights Agreement with the Consenting Noteholders (the “New Investor Rights Agreement”).

The New Investor Rights Agreement will provide certain board nomination rights with respect to the members of the New Board. As contemplated by the Transaction Support Agreement, the New Board will consist of seven members. Viking will have the right to nominate up to four members of the New Board, with such right declining as Viking’s equity ownership decreases. As long as Viking has the right to board representation, Viking will be entitled to proportionate representation on each board committee, subject to a minimum of one member on each committee. Farallon will have the right to nominate up to two members of the New Board, with such right declining as Farallon’s equity ownership decreases. In the event of the resignation, death or removal of a director, the shareholders entitled to designate such director shall be entitled to nominate a new director to fill such vacancy. Further to the foregoing nomination rights, Viking and Farallon will have the right to appoint an observer to the Board to attend all meetings of the Board (and any committee thereof) in a non-voting capacity and receive all notices and written documents and materials provided to the Board, subject to certain customary confidentiality obligations. In addition, the existing Board will have the right to nominate one director, who will be assigned to the class of directors that will be subject to reelection in the third annual general meeting following the Closing Date. In the event such director resigns during his or her initial term, he or she will have the right to designate his or her successor. The director selected by the existing Board may not be removed by the shareholders without cause prior to the third annual general meeting of the Company following the Closing Date.

The New Investor Rights Agreement will also provide certain shareholders of the Company, including Alex Chesterman and affiliates of Daniel Och, with certain tag-along and preemptive rights. The tag-along rights will provide that such holders will have customary tag-along rights with respect to any transfer of at least 50% of the Class A ordinary shares of the Company. The preemptive rights will entitle such holders to subscribe to a pro rata portion of future issuances of equity securities of the Company made in exchange for cash, subject to customary exceptions.

At or prior to the Closing Date, the existing Investor Rights Agreement will be amended in a manner satisfactory to the Company and the Steering Committee and subsequently terminated. Notwithstanding the foregoing, the New Registration Rights Agreement will contain certain registration rights which had previously been in the existing Investor Rights Agreement.

New Registration Rights Agreement

On or around the Closing Date, the Company, the Consenting Noteholders and certain of the Company’s existing equityholders who are party to the existing Investor Rights Agreement will enter into a registration rights agreement (the “New Registration Rights Agreement”) pursuant to which the Company will file a shelf registration statement registering the resale of the New Shares and New Warrants held by the holders of the New Notes. The New Registration Rights Agreement will also provide for customary piggyback registration rights and underwritten shelf takedowns by the holders of New Notes, and will provide that the Company’s existing resale shelf registration statement will remain outstanding for a specified period of time. The New Registration Rights Agreement will provide that the Company will pay certain expenses relating to any registration and related offering, subject to customary exceptions, and will indemnify the holders of securities registrable pursuant to the New Registration Rights Agreement against (or make contributions in respect of) certain liabilities that may arise under the Securities Act.

The foregoing description of the New Registration Rights Agreement is not complete and is qualified in its entirety by reference to the New Registration Rights Agreement, the form of which is included as an exhibit to the registration statement of which this prospectus forms a part.

Ajax Related Person Transactions prior to the Business Combination

For purposes of this “Certain Relationships and Related Person Transactions” section, the term “Business Combination” refers to the transactions contemplated by the Business Combination Agreement, dated as of March 29, 2021, as amended by the First Amendment thereto, dated as of May 14, 2021 (the “Business Combination Agreement”), by and among Ajax I, a Cayman Islands exempted company (“Ajax”), Capri Listco, a Cayman Islands exempted company (“Capri Listco”), and Cazoo Holdings Limited, a private limited company organized under the law of England and Wales (“Cazoo Holdings”).

Founder Shares

On September 16, 2020, the Sponsor (as defined herein) paid $25,000 to cover certain offering and formation costs of Ajax in consideration for 8,855,000 Ajax Class B Shares (the “founder shares”). On September 22, 2020, Ajax effected a share capitalization resulting in an aggregate of 9,583,333 founder shares being outstanding. The Ajax Class B Shares included an aggregate of up to 1,250,000 founder shares subject to forfeiture by the Sponsor, so that the number of Ajax Class B Shares would collectively represent 10% of Ajax’s issued and outstanding shares upon the completion of Ajax’s initial public offering. On December 11, 2020, the option to exercise the remaining over-allotment balance expired and 638,990 founder shares were forfeited, resulting in an aggregate of 8,944,343 Ajax Class B Shares issued and outstanding. In connection with consummation of the Business Combination, the founder shares were cancelled and exchanged for Class B Shares, which subsequently converted into Class A ordinary shares upon closing of the Business Combination.

The Sponsor has agreed, subject to limited exceptions, not to transfer, assign or sell any of the founder shares until the earlier to occur of: (A) August 27, 2023; and (B) subsequent to completion of the Business Combination, (x) if the last reported sale price of the Class A ordinary shares equals or exceeds $240.00 per share (giving effect to the reverse stock split in February 2023) (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Business Combination, or (y) the date on which the Company completes a liquidation, merger, amalgamation, share exchange, reorganization or other similar transaction that results in all of the Company’s shareholders having the right to exchange their Class A ordinary shares for cash, securities or other property.

Private Placement Warrants

Simultaneously with the closing of Ajax’s initial public offering on October 30, 2020, the Sponsor purchased an aggregate of 21,129,818 private placement warrants at a price of $1.00 per private placement warrant (for an aggregate purchase price of $21,129,818). The proceeds from the sale of the private placement warrants were added to the net proceeds from Ajax’s initial public offering held in the trust account. Upon consummation of the Business Combination the private placement warrants were cancelled and exchanged for Private Warrants, each initially exercisable to purchase one Class A ordinary share at an exercise price of $11.50 per share, subject to adjustment.

Related Party Notes

On September 16, 2020, Ajax issued an unsecured promissory note to the Sponsor (the “Promissory Note”), pursuant to which Ajax could borrow up to an aggregate principal amount of $500,000. The Promissory Note was non-interest bearing and payable on the earlier of (i) June 30, 2021, or (ii) the consummation of Ajax’s initial public offering. The outstanding balance under the Promissory Note of $500,000 was repaid at the closing of Ajax’s initial public offering on October 30, 2020.

On March 22, 2021, Daniel Och, Ajax’s chief executive officer and chairman of Ajax’s board of directors, committed to provide Ajax with an aggregate of $1,500,000 in loans. On May 15, 2021, Daniel Och and Glenn Fuhrman, a director of Ajax, committed to provide Ajax with an aggregate of $2,000,000 in loans. On August 4, 2021, Daniel Och and Glenn Fuhrman committed to provide Ajax with an aggregate of $1,650,000 in loans. As of June 30, 2021 there were $3,500,000 of such loans outstanding. The loans were non-interest bearing, unsecured and were repaid upon consummation of the Business Combination.

Administrative Services Agreement

In October 2020 Ajax entered into an agreement (the “Administrative Services Agreement”) to pay the Sponsor up to $10,000 per month for office space, and administrative and support services. For the period from August 13, 2020 (inception) through December 31, 2020, Ajax incurred and paid $21,290, in fees for these services. For the six months ended June 30, 2021 Ajax incurred and paid $60,000, in fees for these services. The Administrative Services Agreement was terminated in connection with the closing of the Business Combination.

Cazoo Related Person Transactions prior to the Business Combination

DMGV Financing

As part of Cazoo funding rounds prior to closing of the Business Combination, DMGV Limited (“DMGV”) provided future media spend in place of cash for a portion of their investment. In July 2021, Cazoo and DMGV agreed to extend the utilization period for approximately £9.0 million of media spend through to the first half of 2024. Cazoo used £3.9 million of such media spend in the fiscal year ended December 31, 2022, £1.7 million of such media spend in the fiscal year ended December 31, 2021 and £2.0 million of such media spend in the fiscal year ended December 31, 2020.

Related Person Transactions Related to the Business Combination

Investor Rights Agreement

On August 26, 2021, the Company, Ajax I (the “Sponsor”) and the other holders party thereto (the “IRA Holders”) entered into an Investor Rights Agreement (the “Investor Rights Agreement”). Under the Investor Rights Agreement, the IRA Holders hold registration rights that obligate the Company to register for resale under the Securities Act certain securities, including all of the Class A ordinary shares issued upon the conversion or exchange of any Class B ordinary shares or Class C ordinary shares held by such IRA Holder, the Existing Warrants (including any Class A ordinary shares issued or issuable upon the exercise of any such Existing Warrants) held by such IRA Holder, and any outstanding Ordinary Shares or any other equity security (including the Ordinary Shares issued or issuable upon the exercise of any other equity security) of the Company held by an IRA Holder as of August 26, 2021 (collectively, the “Registrable Securities”).

Under the Investor Rights Agreement, (i) Alex Chesterman, (ii) any of DMGV and each of its permitted transferees that is Rothermere Continuation Limited, DMGT or a controlled affiliate of DMGT holding Registrable Securities (the “DMGV Group”), or (iii) IRA Holders of a majority-in-interest of Registrable Securities held by the Sponsor Group (as such term is defined in the Investor Rights Agreement) (a “Demanding Holder”) may make a written demand for registration of all or part of their Registrable Securities on Form F-3 (or, if Form F-3 is not available to be used by the Company at such time, on Form F-1 or another appropriate form permitting registration of such Registrable Securities for resale by such Demanding Holders). Under no circumstances will the Company be obligated to effect more than an aggregate of (i) three (3) registrations pursuant to a demand registration initiated by Alex Chesterman, (ii) three (3) registrations pursuant to a demand registration initiated by a member of the DMGV Group, or (iii) two (2) registrations pursuant to a demand registration by the Sponsor Group (which number of registrations may be increased to three (3) under certain circumstances).

Subject to certain exceptions, if the Company proposes to file a registration statement under the Securities Act with respect to its securities, under the Investor Rights Agreement, it will be required to give notice to the IRA Holders as to the proposed filing and offer the IRA Holders an opportunity to register the sale of such number of Registrable Securities as requested by the IRA Holders in writing. The Company also agreed to file a resale registration statement on Form F-3 (or, if Form F-3 is not available to be used by the Company at such time, on Form F-1 or another appropriate form permitting registration of such Registrable Securities for resale). The Company satisfied this obligation by filing the registration statement on September 24, 2021.

Under the Investor Rights Agreement, the Company is required to promptly notify each of the IRA Holders in writing if a registration statement or prospectus contains an untrue statement of a material fact or an omission to state a material fact required to be stated in a registration statement or prospectus, or necessary to make the statements in a registration statement or prospectus (and in the case of any prospectus and any preliminary prospectus, in the light of the circumstances under which they were made) not misleading (a “Misstatement”) and, upon receipt of such written notice from the Company, each of the IRA Holders is required to discontinue disposition of Registrable Securities until he, she or it is advised in writing by the Company that the use of the prospectus may be resumed or has received copies of a supplemented or amended prospectus correcting the Misstatement. If the filing, initial effectiveness or continued use of a registration statement or prospectus included in any registration statement at any time (i) would require the Company to make any public disclosure of material non-public information, which disclosure, in the good faith judgment of the Company’s Board, after consultation with counsel to the Company, (a) would be required to be made in any registration statement or prospectus in order for the applicable registration statement or prospectus not to contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein (in the case of any prospectus and any preliminary prospectus, in the light of the circumstances under which they were made) not misleading, (a) would not be required to be made at such time if the registration statement were not being filed, and (c) would materially impede, delay or interfere with any significant financing, significant acquisition, significant corporate reorganization or other significant transaction then pending or proposed to be taken by the Company or any of its subsidiaries (or any negotiations, discussions or pending proposals with respect thereto), or would otherwise materially adversely affect the Company, or (ii) would require the inclusion in such registration statement of financial statements that are unavailable to the Company for reasons beyond the Company’s control, the Company may defer the filing, initial effectiveness or continued use of any registration statement pursuant to (i) or (ii) for a period of not more than sixty (60) consecutive days and the Company may not defer any such filing, initial effectiveness or use of a registration statement for more than three times or for more than a total of 120 days (in each case counting deferrals initiated pursuant to (i) or (ii) in the aggregate) in any 12-month period.

Under the Investor Rights Agreement, the Company has agreed to indemnify the IRA Holders and certain persons or entities related to the IRA Holders such as their officers, directors, agents and persons who control such IRA Holder against all losses, claims, damages, liabilities and expenses (including attorneys’ fees) resulting from any untrue or alleged untrue statement of material fact contained in any registration statement, prospectus or preliminary prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as the same are caused by or contained in any information furnished in writing to the Company by such Holder expressly for use therein. The IRA Holders including Registrable Securities in any registration statement or prospectus agree to indemnify the Company, its directors and officers and agents and each person who controls (within the meaning of the Securities Act) the Company against any losses, claims, damages, liabilities and expenses (including reasonable attorneys’ fees) resulting from any untrue or alleged untrue statement of material fact contained in the registration statement, prospectus or preliminary prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement or omission is contained in any information or affidavit so furnished in writing by such IRA Holder expressly for use therein.

Pursuant to the terms of the Investor Rights Agreement, certain shareholders are entitled to nominate individuals to the Board of the Company, in each case, on the terms and subject to the conditions set forth therein. In particular, the Company and such securityholders have agreed to take all necessary and desirable action within their control to cause the nominating committee of the Board to nominate and recommend to the Board, the following individuals for election to Board as directors:

(i)	for so long as Alex Chesterman is the Chief Executive Officer of the Company or, together with his affiliates, beneficially owns at least 5% of the issued and outstanding voting shares of the Company, Alex Chesterman (this right will terminate upon consummation of the Transactions);

(ii)	for so long as Stephen Morana was the Chief Financial Officer of the Company, Stephen Morana (this right no longer exists as Mr. Morana is no longer Chief Financial Officer of the Company); and

(iii)	until the expiration of the term of office of the Company’s Class III directors in office on the Closing Date, one individual designated by the Sponsor, who will initially be Daniel Och.

Pursuant to the terms of the Investor Rights Agreement, the Company’s Board was initially set at nine members, at least three of whom were required to satisfy the independence criteria applicable to the audit committee. So long as the Company’s Board comprises nine members, three of such directors are required to sit in each of Class I, Class II and Class III.

Pursuant to the Investor Rights Agreement, during the period in which the Sponsor is permitted to designate a nominee to the Company’s Board under the provision described above, in the event that (i) a vacancy is created at any time by the death, retirement, disability, removal or resignation of any member nominated by the Sponsor (the “Shareholder Designee”) or (ii) a Shareholder Designee fails to be elected to the Company’s Board at any annual or special meeting of the shareholders of the Company at which such Shareholder Designee stood for election but was nevertheless not elected, the remaining directors and the Company shall cause such open seat to be filled by a new member designated in writing by the Sponsor, as soon as possible, and the Company and the other parties to the Investor Rights Agreement shall take all necessary and desirable actions within their control to accomplish the same.

On September 2, 2021, DMGV transferred and assigned all of its Class A ordinary shares and Class C ordinary shares to Daily Mail and General Holdings (“DMGH”). On November 29, 2021, DMGH transferred and assigned all of its Class A ordinary shares and Class C ordinary shares to DMGT. On October 28, 2022, DMGT and Cazoo Group Ltd signed a waiver (the “Waiver”) pursuant to which DMGT waived (i) its Board nomination and appointment rights and (ii) its right to appoint a Board observer set forth in the Investor Rights Agreement, and such rights under the Investor Rights Agreement were terminated.

Following the consummation of the Transactions, the Investor Rights Agreement will be terminated, but certain registration rights currently in the Investor Rights Agreement will be included in the New Registration Rights Agreement.

The foregoing summary of the Investor Rights Agreement is qualified in its entirety by reference to the text of the Investor Rights Agreement, the form of which is included as an exhibit to the registration statement of which this prospectus forms a part.

De-SPAC Transaction Support Agreement

Concurrently with the execution of the Business Combination Agreement, Ajax, the Company, Cazoo Holdings and holders (the “Cazoo Holdings Shareholders”) of a majority of each of Cazoo Holdings’ outstanding series A shares, series B shares, series C shares and ordinary shares (collectively, the “Cazoo Holdings Shares”) executed transaction support agreements (the “De-SPAC Transaction Support Agreements”), pursuant to which, on the terms and subject to the conditions set forth therein, each such holder agreed to, among other things (i) following the effectiveness of the Company’s registration statement on Form F-4, enter into a purchase and sale agreement for his, her or its Cazoo Holdings Shares pursuant to which, such Cazoo Holdings Shareholder sold and the Company purchased such Cazoo Holdings Shareholder’s Cazoo Holdings Shares, (ii) to the extent reasonably determined to be necessary or advisable by Ajax or Cazoo Holdings in furtherance of the Business Combination, support and vote in favor of the Business Combination Agreement, the ancillary documents to which Cazoo Holdings was a party and the transactions contemplated thereby, (iii) take any actions reasonably determined by Ajax and Cazoo Holdings to be necessary or advisable to exercise the drag along right set out in and in accordance with Cazoo Holdings’ articles of association (including delivery by such holder to Cazoo Holdings of notice of a desire to transfer its Cazoo Holdings Shares and implement the drag along right in Cazoo Holdings’ articles of association), and (iv) subject to certain exceptions, not to transfer, assign, or sell their respective Cazoo Holdings Shares, prior to the consummation of the Business Combination. In addition, Alex Chesterman and Stephen Morana, in their capacities as Cazoo Holdings Shareholders, agreed under the De-SPAC Transaction Support Agreements signed by them to only make a Standard Election or a Stock Election (as such terms are defined in the Business Combination Agreement) with respect to (i) all Cazoo Holdings Shares held by them (including such Cazoo Holdings Shares resulting from the exercise of certain options), and (ii) all their vested unapproved options.

PIPE Investment

Concurrently with the execution and delivery of the Business Combination Agreement, Capri Listco, Ajax and certain investors, including Ajax’s sponsor, Ajax I Holdings, LLC (the “Sponsor”), and Ajax’s directors and officers (collectively, the “PIPE Investors”), entered into Subscription Agreements, pursuant to which, the PIPE Investors purchased, concurrently with the closing of the Business Combination, in the aggregate, 80,000,000 Class A ordinary shares for $10.00 per share (the “PIPE Shares”), for an aggregate purchase price of $800,000,000 (the “PIPE Investment”). As part of the PIPE Investment, D1 Capital Partners Master LP, an affiliate of David Hobbs, a former director, purchased 10,000,000 PIPE Shares for $100,000,000, DMGV, an affiliate of Lord Rothermere, a former director, purchased 2,500,000 PIPE Shares for $25,000,000, entities affiliated with Anne Wojcicki purchased 750,000 PIPE Shares for $7,500,000, entities affiliated with Daniel Och purchased 13,150,000 PIPE Shares for $131,500,000, an entity affiliated with Glenn Fuhrman, a former director of Ajax, purchased 3,000,000 PIPE Shares for $30,000,000, an entity affiliated with Jim McKelvey, a former director of Ajax, purchased 1,500,000 PIPE Shares for $15,000,000, Steve Ells, a former director of Ajax, purchased 1,500,000 PIPE Shares for $15,000,000, and an entity affiliated with Kevin Systrom, a former director of Ajax, purchased 100,000 PIPE Shares for $1,000,000. In the aggregate, these investments represent approximately 40.6% of the total number of PIPE Shares issued.

Indemnification Agreements

The Company has entered into indemnification agreements with each of its directors and executive officers. The indemnification agreements provide, to the fullest extent permitted under law, indemnification against all expenses, judgments, fines and amounts paid in settlement relating to, arising out of or resulting from indemnitee’s status as a director, officer, employee or agent of the Company or any other corporation, limited liability company, partnership or joint venture, trust or other enterprise which such person is or was serving at the Company’s request. In addition, the indemnification agreements provide that the Company will advance, to the extent not prohibited by law, the expenses incurred by the indemnitee in connection with any proceeding, and such advancement will be made within 20 days after the receipt by the Company of a statement requesting such advances from time to time, whether prior to or after final disposition of any proceeding.

Other Related Person Transactions

Convertible Notes

On February 16, 2022, we issued $630 million in aggregate principal amount of the Convertible Notes pursuant to the Indenture. D1 Capital Partners Master LP, an affiliate of David Hobbs, a former director, purchased $30 million principal amount of the Convertible Notes, and WCH 2022 Quad, LLC, WCHS Holdings 1, LLC and JADOFF Investments, LP (each an affiliate of Daniel Och) purchased $9,000,000, $3,000,000, and $3,000,000, respectively, of the Convertible Notes. These entities are party to the related Note Purchase Agreement, dated as of February 9, 2022, by and among the Company and the purchasers of Convertible Notes, and the Convertible Notes Registration Rights Agreement, dated as of February 16, 2022, by and among the Company and the holders of Convertible Notes party thereto. All of the holders of the Convertible Notes agreed in the Purchase Agreement not to sell their Convertible Notes until November 6, 2022.

On November 9, 2022, we announced that we had entered into agreements with the holders of 96% of our Convertible Notes (including D1 Capital Partners Master LP, an affiliate of David Hobbs, a former director, and WCH 2022 Quad, LLC, WCHS Holdings 1, LLC and JADOFF Investments, LP (each an affiliate of Daniel Och), pursuant to which such noteholders have agreed to extend their original lock-up period from November 6, 2022 to September 30, 2023. The Company has granted the noteholders a right of first refusal to participate in certain financings for cash (other than equity, except for convertible or exchangeable debt) by the Company and its subsidiaries until June 30, 2024.

Board Observer and Confidentiality Agreement

In connection with the issuance of the Convertible Notes, the Company entered into a Board Observer and Confidentiality Agreement (the “Board Observer Agreement”) with Viking. The Board Observer Agreement provides that, for so long as Viking or its affiliates own at least (i) $225,000,000 of the principal amount of Convertible Notes issued to Viking or (ii) 75% of the Class A ordinary shares issuable upon conversion of the Convertible Notes issued to Viking, then Viking and its affiliates may appoint an individual to act as a non-voting observer to the Company’s board of directors to attend all meetings of the board (and any committee thereof). Viking has appointed an individual to act in such capacity. Viking also undertook certain customary confidentiality obligations under the Board Observer Agreement.

Viking Letter Agreement

In connection with the issuance of the Convertible Notes, the Company also entered into a Letter Agreement with Viking. The Letter Agreement provides that for so long as Viking or its affiliated funds own at least $100,000,000 aggregate principal amount of Convertible Notes, subject to certain exceptions, Viking and its affiliated funds and their respective officers, directors and employees acting on their behalf may not, and may not direct any other person or entity to, directly or indirectly, enter into any short sales with respect to the Class A ordinary shares for the periods (i) between the 23-month anniversary of the date the Convertible Notes were issued through and including the 25-month anniversary of the date the Convertible Notes were issued and (ii) to the extent the Premium Fall-Away Trigger (as defined in the indenture governing the Convertible Notes) shall not have been satisfied, between the date that is the fifth business day prior to two months before the date on which the Convertible Notes mature through and including the fifth business day prior to the date on which the Convertible Notes mature.

Policies and Procedures for Related Person Transactions

The Company’s Board has adopted a written related person transaction policy that sets forth policies and procedures for the review and approval or ratification of related person transactions. The Company has policies and procedures designed to minimize potential conflicts of interest arising from any dealings it may have with its affiliates and provides appropriate procedures for the disclosure of any real or potential conflicts of interest that may exist from time to time. Specifically, pursuant to its audit committee charter, the audit committee has the responsibility to review related party transactions.

PRINCIPAL SECURITYHOLDERS

The following table sets forth information regarding the beneficial ownership of our Class A ordinary shares as of September 22, 2023, based on 38,833,034 Class A ordinary shares outstanding, by:

●	each person known by the Company to be the beneficial owner of more than 5% of the Class A ordinary shares;

●	each of the Company’s executive officers and directors; and

●	all of the Company’s executive officers and directors as a group.

In accordance with SEC rules, individuals and entities below are shown as having beneficial ownership over Class A ordinary shares they own or have the right to acquire within 60 days, as well as Class A ordinary shares for which they have the right to vote or dispose of. Also in accordance with SEC rules, for purposes of calculating percentages of beneficial ownership, Class A ordinary shares which a person has the right to acquire within 60 days are included both in that person’s beneficial ownership as well as in the total number of Class A ordinary shares issued and outstanding used to calculate that person’s percentage ownership but not for purposes of calculating the percentage for other persons. All Class A ordinary share figures shown below do not take into account the effects of the Reverse Stock Split or Share Increase to be consummated as part of the Transactions.

Except as indicated by the footnotes below, the Company believes that the persons named below have sole voting and dispositive power with respect to all Class A ordinary shares that they beneficially own. The Class A ordinary shares owned by the persons named below have the same voting rights as the Class A ordinary shares owned by other holders. The percentage of outstanding Class A ordinary shares indicated in the table below is based on 38,833,034 Class A ordinary shares outstanding at September 22, 2023.

Due to the fact that a majority of our Class A ordinary shares are held by brokers and other nominees, the number of Class A ordinary shares held by, and the number of, beneficial holders with addresses in the U.S. is not fully ascertainable. According to the records of our transfer agent, as of September 22, 2023, approximately 3,448,568 Class A ordinary shares (approximately 8.9% of our outstanding Class A ordinary shares) were owned by 29 record holders in the U.S. These estimates do not include 31,521,584 Class A ordinary shares (approximately 81% of our outstanding Class A ordinary shares as of September 22, 2023) held by Cede & Co., the nominee of The Depository Trust Company, in whose name all shares held in “street name” are held in the U.S. We believe that the Class A ordinary shares held by Cede & Co. include Class A ordinary shares beneficially owned by both U.S. and non-U.S. beneficial owners. As a result, these numbers may not accurately represent the number of beneficial owners of our Class A ordinary shares in the U.S.

Name and Address of Beneficial Owner	Number of Class A ordinary shares†	Percentage of outstanding Class A ordinary shares
Directors and Executive Officers of the Company
Alex Chesterman(1)(2)	9,509,414	24.4%
Paul Whitehead(1)	*	*
Paul Woolf(1)	*	*
Luciana Berger(1)	*	*
Moni Mannings(1)	*	*
Daniel S. Och(3)(4)	2,311,207	5.8%
Mary Reilly(1)	*	*
Duncan Tatton-Brown(1)	*	*
All Directors and Executive Officers of the Company as a Group (8 Individuals)	12,014,679	29.8%
Holders of 5% or Greater:
Greenvale Capital LLP(5)	2,522,820	6.5%
Viking Global Entities(6)	3,000,000	7.2%
D1 Capital Partners L.P.(7)(8)	2,141,326	5.5%
Mubadala Entities(9)	2,737,836	7.0%
Rothermere entities(10)	2,244,908	5.6%

*	Less than one percent.

†	Amounts in this column do not include any Class A ordinary shares issuable upon exercise of New Warrants that may be held by the individuals and entities named in this table.

(1)	The business address of each of the individuals is c/o Cazoo Group Ltd, 41 Chalton Street, London, NW1 1JD, United Kingdom.

(2)	For Mr. Chesterman, consists of (i) 9,312,748 Class A ordinary shares and (ii) 196,666 Class A ordinary shares issuable upon exercise of vested options granted on October 1, 2021 with an exercise price of £nil and an expiration date 10 years following the date of grant.

(3)	The business address of Daniel S. Och is c/o Willoughby Capital Holdings, LLC, 667 Madison Avenue, New York, NY 10065.

(4)	Consists of (i) 447,217 Class A ordinary shares and (ii) 1,056,490 private warrants held directly by the Sponsor. Daniel S. Och controls the managing member of the Sponsor. As such, he may be deemed to beneficially own the securities held by the Sponsor. In addition, consists of (i) 5,000 Class A ordinary shares held by ASO GST Holdings, LLC; (ii) 5,000 Class A ordinary shares held by AJO GST Holdings, LLC; (iii) 5,000 Class A ordinary shares held by GST VII Holdings, LLC; (iv) 130,000 Class A ordinary shares held by JADOFF Investments, LP and 30,000 Class A ordinary shares issuable upon conversion of the Convertible Notes held by JADOFF Investments, LP; (v) 5,000 Class A ordinary shares held by JAO GST Holdings, LLC; (vi) 377,500 Class A ordinary shares held by WCH 2021 Quad, LLC; (vii) 130,000 Class A ordinary shares held by WCHS Holdings 1, LLC and 30,000 Class A ordinary shares issuable upon conversion of the Convertible Notes held by WCHS Holdings 1, LLC; and (viii) 90,000 Class A ordinary shares issuable upon conversion of the Convertible Notes held by WCH 2022 Quad, LLC. Daniel S. Och may be deemed to hold voting and dispositive power over the shares held by ASO GST Holdings, LLC, AJO GST Holdings, LLC, GST VII Holdings, LLC, JADOFF Investments, LP, JAO GST Holdings, LLC, WCH 2021 Quad, LLC, WCHS Holdings 1, LLC and WCH 2022 Quad, LLC.

(5)	Based solely on information reported on a Schedule 13G filed with the SEC on February 14, 2023. The business address of Greenvale Capital LLP is 3rd Floor, 1 Vere Street, London W1G 0DF, United Kingdom.

(6)	Reflects (i) 2,940,000 Class A ordinary shares issuable upon conversion of the Convertible Notes held by Viking Global Equities Master Ltd. (“VGEM”) and (ii) 60,000 Class A ordinary shares issuable upon conversion of the Convertible Notes held by Viking Global Equities II LP (“VGEII” and together with VGEM, the “Viking Global Entities”). VGEM has the power to dispose of and vote the shares directly owned by it, which power may be exercised by its investment manager, Viking Global Performance LLC (“VGP”), and by Viking Global Investors LP (“VGI”), which provides managerial services to VGEII. O. Andreas Halvorsen, David C. Ott, and Rose S. Shabet, as Executive Committee members of Viking Global Partners LLC (the general partner of VGI) and VGP, have shared power to direct the voting and disposition of investments beneficially owned by VGI and VGP. The business address of each of the Viking Global Entities is c/o Viking Global Investors LP, 55 Railroad Avenue, Greenwich, Connecticut 06830.

(7)	Based solely on information reported on a Schedule 13D/A filed with the SEC on January 31, 2023. Consists of (i) 1,841,326 Class A ordinary shares and (ii) 300,000 Class A Ordinary shares issuable upon conversion of the Convertible Notes.

(8)	D1 Capital Partners L.P. is a registered investment adviser and serves as the manager of private investment vehicles and accounts. Daniel Sundheim indirectly controls D1 Capital Partners L.P. and may be deemed to beneficially own the Class A ordinary shares held by D1 Capital Partners L.P. The principal business address of each of D1 Capital Partners L.P. and Daniel Sundheim is 9 West 57th Street, New York, NY 10019.

(9)	Consists of (i) 727,955 Class A ordinary shares directly held by 94th Investment Company LLC, which is a wholly owned subsidiary of Mamoura Diversified Global Holdings PJSC, which is wholly owned by Mubadala Investment Company PJSC; (ii) 500,000 Class A ordinary shares issuable upon conversion of the Convertible Notes directly held by MIC Capital Management 38 RSC Ltd., which is a wholly owned subsidiary of Mamoura Diversified Global Holdings PJSC, which is wholly owned by Mubadala Investment Company PJSC; (iii) 1,134,728 Class A ordinary shares held directly by MIC Capital Partners (Ventures) Europe Parallel (Luxembourg) Aggregator SCSp, which is managed by MIC Capital Management UK LLP; and (iv) 375,153 Class A ordinary shares directly held by MC Alternative Solutions, LP, which is managed by MIC Capital Management UK LLP. The principal business address of each of Mubadala Investment Company PJSC and Mamoura Diversified Global Holdings PJSC is Mamoura A Buildings Abu Dhabi, 45005 United Arab Emirates. The principal business address of 94th Investment Company LLC is 2462ResCowork01, 24th Floor, Al Sila Tower, Abu Dhabi Global Market Square, Al Maryah Island, Abu Dhabi, United Arab Emirates. The principal business address of MIC Capital Management 38 RSC Ltd. is PO Box 45005 Muroor Road, Abu Dhabi, United Arab Emirates. The principal business address of MIC Capital Management UK LLP is Floor 7, 25 Berkeley Square, London, United Kingdom. The principal business address of MIC Capital Partners (Ventures) Europe Parallel (Luxembourg) Aggregator SCSp is 19 Rue de Bitbourg, L-1273 Luxembourg, Grand Duchy of Luxembourg. The principal business address of MC Alternative Solutions, LP is Maples Corporate Services Limited, PO Box 309, Ugland House Grand Cayman, Cayman Islands KY1-1104.

(10)	Based solely on information reported on a Schedule 13D/A filed with the SEC on June 15, 2023. Consists of (i) 2,173,046 Class A ordinary shares held by Rothermere Continuation Limited and (ii) 71,862 Class A ordinary shares held by Harmsworth Trust Company (PTC) Limited. The principal business address of Rothermere Continuation Limited and Harmsworth Trust Company (PTC) Limited is 35-37 New Street, St Helier JE2 3RA, Jersey, the Channel Islands.

SELLING SECURITYHOLDERS

This prospectus relates to the possible resale by the selling securityholders of New Warrants to purchase an aggregate of up to 7,396 Class A ordinary shares and up to 7,396 Class A ordinary shares issuable upon the exercise of the New Warrants held by the selling securityholders.

The selling securityholders may from time to time offer and sell any or all of the New Warrants and Class A ordinary shares set forth below pursuant to this prospectus. When we refer to the “selling securityholders” in this prospectus, we mean the persons listed in the table below (as such table may be amended from time to time by means of an amendment to the registration statement of which this prospectus forms a part or by a supplement to this prospectus), and any donees, pledgees, distributees, transferees or other successors-in-interest that acquire any of the securities covered by this prospectus after the date of this prospectus from the named selling securityholders as a gift, pledge, distribution or other non-sale related transfer.

The table below sets forth, as of the date of this prospectus, the name of the selling securityholders for which we are registering the New Warrants and Class A ordinary shares issuable upon exercise thereof, for resale to the public, and the aggregate principal amount that the selling securityholders may offer pursuant to this prospectus. Percentage of ownership set forth in the table below is based on 38,833,034 Class A ordinary shares outstanding on September 22, 2023. In accordance with SEC rules, individuals and entities below are shown as having beneficial ownership over shares they own or have the right to acquire within 60 days, as well as shares for which they have the right to vote or dispose of. Also in accordance with SEC rules, for purposes of calculating percentages of beneficial ownership, shares which a person has the right to acquire within 60 days are included both in that person’s beneficial ownership as well as in the total number of shares issued and outstanding used to calculate that person’s percentage ownership but not for purposes of calculating the percentage for other persons. All Class A ordinary share figures shown below do not take into account the effects of the Reverse Stock Split or Share Increase to be consummated as part of the Transactions.

We cannot advise you as to whether the selling securityholders will in fact sell any or all of such securities. In addition, the selling securityholders may sell, transfer or otherwise dispose of, at any time and from time to time, the New Warrants and Class A ordinary shares issuable upon exercise thereof in transactions exempt from the registration requirements of the Securities Act after the date of this prospectus, subject to applicable law.

Selling securityholder information for any additional selling securityholder, if any, will be set forth by prospectus supplement to the extent required prior to the time of any offer or sale of such selling securityholder’s securities pursuant to this prospectus. Any prospectus supplement may add, update, substitute, or change the information contained in this prospectus, including the identity of each selling securityholder and the number of New Warrants and Class A ordinary shares registered on its behalf. A selling securityholder may sell all, some or none of such securities in this offering. See “Plan of Distribution.”

Except as indicated by the footnotes below, we believe that the persons named below have sole voting and dispositive power with respect to all New Warrants and Class A ordinary shares that they beneficially own. The shares owned by the persons named below do not have voting rights different from the shares owned by other holders.

	Class A Ordinary Shares Beneficially Owned Prior to Offering		New Warrants Beneficially Owned Prior to Offering		Number of Class A Ordinary Shares Being	Number of New Warrants Being	Class A Ordinary Shares Beneficially Owned After the Offered Class A Ordinary Shares are Sold		New Warrants Beneficially Owned After the New Warrants are Sold
	Shares	Percent	Shares	Percent	Offered	Offered	Shares	Percent	Warrants	Percent
Paul Whitehead(1)	138,199	*	—	—	5,455	5,455	138,199	*	—	—
Paul Woolf(2)	49,167	*	—	—	1,940	1,940	49,167	*	—	—

*	Less than one percent.

(1)	Consists of (i) 47,380 Class A ordinary shares, (ii) 24,379 Class A ordinary shares issuable upon exercise of vested options granted on August 26, 2021, (iii) 17,273 Class A ordinary shares issuable upon exercise of options granted on October 1, 2021 and (vi) 49,167 Class A ordinary shares issuable upon exercise of options granted on January 1. The amount shown as beneficially owned prior to the offering does not include the Class A ordinary shares underlying any New Warrants held by Mr. Whitehead.

(2)	Consists of 49,167 Class A ordinary shares issuable upon exercise of options granted on January 1, 2023. The amount shown as beneficially owned prior to the offering does not include the Class A ordinary shares underlying any New Warrants held by Mr. Woolf.

Material Relationships with Selling Securityholders

Paul Whitehead is the Company’s Chief Executive Officer and Paul Woolf is the Company’s Chief Financial Officer. For a discussion of transactions between the Company and the selling securityholders, please see the section entitled “Certain Relationships and Related Person Transactions.”

MATERIAL TAX CONSIDERATIONS

Material U.S. Federal Income Tax Considerations

The following discussion is a general summary based on present law of certain U.S. federal income tax considerations relevant to U.S. Holders (as defined below) of our Class A ordinary shares that receive New Warrants, dispose or exercise New Warrants, and hold and dispose of Class A ordinary shares received upon exercise of New Warrants. This discussion is not a complete description of all tax considerations that may be relevant to a U.S. Holder of Class A ordinary shares or New Warrants; it is not a substitute for tax advice. It applies only to U.S. Holders that hold their existing Class A ordinary shares, and will hold New Warrants and Class A ordinary shares received upon exercise of a New Warrant, as capital assets and use the U.S. dollar as their functional currency. In addition, it does not describe all of the U.S. federal income tax considerations that may be relevant to a U.S. Holder in light of a U.S. Holder’s particular circumstances, including U.S. Holders subject to special rules, such as banks or other financial institutions, insurance companies, tax-exempt entities, dealers, traders in securities that elect to mark-to-market, regulated investment companies, real estate investment trusts, partnerships and other pass-through entities (including S-corporations), persons required to accelerate the recognition of any item of gross income as a result of such income being recognized on an applicable financial statement, certain former U.S. citizens and lawful permanent residents of the United States, persons liable for the alternative minimum tax, persons that directly, indirectly or constructively, own 5% or more of the total combined voting power of the Company’s stock or of the total value of the Company’s equity interests, investors that hold Class A ordinary shares or New Warrants in connection with a permanent establishment or fixed base outside the United States, or investors that will hold our Class A ordinary shares or New Warrants as part of a hedge, straddle, conversion, constructive sale or other integrated financial transaction. This summary also does not address U.S. federal taxes other than the income tax (such as Medicare contribution tax on net investment income, the alternative minimum tax, or estate or gift taxes) or U.S. state and local, or non-U.S. tax laws or considerations. U.S. Holders are urged to consult their own tax advisors to determine the consequences to them in light of their particular circumstances.

As used in this section, “U.S. Holder” means a beneficial owner of Class A ordinary shares and New Warrants received in respect of their Class A ordinary shares that is, for U.S. federal income tax purposes: (i) a citizen or individual resident of the United States, (ii) a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (iii) a trust subject to the control of one or more U.S. persons and the primary supervision of a U.S. court; or (iv) an estate the income of which is subject to U.S. federal income taxation regardless of its source.

The U.S. federal income tax treatment of a partner in a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) that holds Class A ordinary shares or New Warrants generally will depend on the status of the partner and the activities of the partnership. Partnerships that hold Class A ordinary shares should consult their own tax advisors regarding the specific U.S. federal income tax consequences to their partners of the partnership’s receipt, ownership and disposition of New Warrants and any Class A ordinary shares received on exercise of the New Warrants.

U.S. HOLDERS ARE ENCOURAGED TO SEEK ADVICE FROM THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF RECEIVING HOLDING, DISPOSING OF AND EXERCISING NEW WARRANTS AND ANY CLASS A ORDINARY SHARES RECEIVED ON EXERCISE OF NEW WARRANTS UNDER THEIR PARTICULAR CIRCUMSTANCES AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTIONS

Taxation of the New Warrant Distribution

Although the tax consequences of the receipt of New Warrants by a U.S. Holder are not free from doubt, the Company believes that a U.S. Holder should be entitled to treat the receipt of New Warrants as a non-taxable distribution with respect to its Class A ordinary shares for U.S. federal income tax purposes. However, it is possible that the IRS may take a contrary view and require a U.S. Holder to recognize dividend income equal to the fair market value of New Warrants on the date of their distribution (likely determined by the price at which they initially trade). The remainder of this discussion assumes that the receipt of New Warrants will not be taxable for U.S. federal income tax purposes.

If the fair market value of the New Warrants on the date they are distributed equals or exceeds 15% of the fair market value of the Class A ordinary shares with respect to which the New Warrants are distributed on such date, a U.S. Holder would be required to allocate its adjusted tax basis in its Class A ordinary shares between the Class A ordinary shares and the New Warrants received with respect to such shares, in proportion to the relative fair market value of the Class A ordinary shares and the New Warrants, on the date of distribution.

Alternatively, if the fair market value of the New Warrants on the distribution date is less than 15% of the fair market value of the Class A ordinary shares with respect to which the New Warrants are distributed, a U.S. Holder's tax basis in the New Warrants generally will be zero and such holder's tax basis in its Class A ordinary shares generally will remain unchanged as a result of the distribution of New Warrants. However, in that case, a U.S. Holder may elect to allocate a portion of the tax basis in such holder's Class A ordinary shares to the New Warrants received in proportion to the relative fair market values of the Class A ordinary shares and the New Warrants on the date the New Warrants are distributed. U.S. Holders should consult their own tax advisors regarding the advisability and specific procedures for making such an election in the event that the fair market value of the New Warrants is less than 15% of the fair market value of the Class A ordinary shares with respect to which the New Warrants were issued.

The holding period of a New Warrant will include a U.S. Holder's holding period for the Class A ordinary shares with respect to which the New Warrant was distributed.

Taxation of dividends and other distributions on our Class A ordinary shares

Subject to the discussion below under “— Passive Foreign Investment Company Rules,” the gross amount of any distribution of cash or property (other than certain pro rata distributions of ordinary stock) with respect to Class A ordinary shares will be included in a U.S. Holder’s gross income as ordinary income from foreign sources when actually or constructively received. Dividends will not be eligible for the dividends-received deduction generally available to U.S. corporations. Dividends received from a “qualified foreign corporation” by eligible non-corporate U.S. Holders that satisfy a minimum holding period and certain other requirements generally will be taxed at the preferential rate applicable to qualified dividend income. A non-U.S. corporation is treated as a qualified foreign corporation with respect to dividends it pays on shares that are readily tradable on an established securities market in the United States. U.S. Treasury guidance indicates that shares listed on the NYSE will be considered readily tradable on an established securities market in the United States. There can be no assurance, however, that Class A ordinary shares will be considered readily tradable on an established securities market in future years. The Company will not constitute a qualified foreign corporation for purposes of these rules if it is a passive foreign investment company for the taxable year in which it pays a dividend or for the preceding taxable year. See the discussion below under “— Passive Foreign Investment Company Rules.”

Dividends paid in a currency other than U.S. dollars will be included in income in a U.S. dollar amount based on the exchange rate in effect on the date of receipt, whether or not the currency is converted into U.S. dollars at that time. A U.S. Holder’s tax basis in the non-U.S. currency will equal the U.S. dollar amount included in income. Any gain or loss realized on a subsequent conversion or other disposition of the non-U.S. currency for a different U.S. dollar amount generally will be U.S. source ordinary income or loss. If dividends paid in a currency other than U.S. dollars are converted into U.S. dollars on the day they are received, the U.S. Holder generally will not be required to recognize foreign currency gain or loss in respect of the dividend income.

Taxation of dispositions of Class A ordinary shares and New Warrants

Subject to the discussion below under “— Passive Foreign Investment Company rules,” a U.S. Holder generally will recognize gain or loss on the sale or other disposition of Class A ordinary shares or New Warrants in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in the disposed Class A ordinary shares or New Warrants. Any gain or loss will generally be capital gain or loss. Any gain or loss generally will be treated as arising from U.S. sources and will be long-term capital gain or loss if the U.S. Holder’s holding period exceeds one year. Deductions for capital loss are subject to significant limitations.

Exercise or Lapse of a New Warrant

A U.S. Holder generally will not recognize taxable gain or loss from the acquisition of Class A ordinary shares upon exercise of a New Warrant for cash. A U.S. Holder’s tax basis in the Class A ordinary shares received upon exercise of the New Warrant generally will be an amount equal to the U.S. Holder’s basis in the New Warrant and the exercise price. A U.S. Holder’s holding period for the Class A ordinary shares received upon exercise of the New Warrants will begin on the date following the date of exercise of the New Warrants and will not include the period during which the U.S. Holder held the New Warrants.

If a New Warrant is allowed to lapse unexercised, the New Warrant should be deemed to have a zero tax basis and, therefore, such U.S. Holder should not recognize any loss upon the expiration of the New Warrant and any tax basis from Class A ordinary shares that was allocated to the New Warrant will be reallocated back to such Class A ordinary shares.

The terms of each New Warrant provide for an adjustment to the number of Class A ordinary shares for which the New Warrant may be exercised or to the exercise price of the New Warrant in certain events. An adjustment which has the effect of preventing dilution generally is not taxable. A U.S. Holder would, however, be treated as receiving a constructive distribution from the Company if, for example, the adjustment increases the U.S. Holder’s proportionate interest in the Company’s assets or earnings and profits (e.g., through an increase in the number of shares that would be obtained upon exercise) as a result of a distribution of cash to the holders of Class A ordinary shares which is taxable to the U.S. Holders of such shares as described under “— Taxation of dividends and other distributions on our Class A ordinary shares” above. Such constructive distribution would be subject to tax as described under that section in the same manner as if a U.S. Holder received a cash distribution from the Company equal to the fair market value of such increased interest and would increase its basis by any such amount that is treated as a dividend.

The terms of the New Warrants allow for holders to exercise such warrants on a cashless basis (see discussion above in “Description of Securities—New Warrants—Cashless Exercise”). The tax consequences of a cashless exercise of a New Warrant are not clear under current tax law. A cashless exercise may be tax-free either because the exercise is not a gain recognition event or because the exercise is treated as a tax-free recapitalization for U.S. federal income tax purposes. In either tax-free situation, a U.S. Holder’s tax basis in the Class A ordinary shares received would equal the U.S. Holder’s aggregate tax basis in the New Warrants exchanged for such shares. If the cashless exercise were treated as a recapitalization, the holding period of the common stock would include the holding period of the New Warrants. If the cashless exercise were otherwise treated as not being a gain recognition event, the holding period in the shares of our Class A ordinary received might be treated as commencing on the date following the date of exercise (or possibly the date of exercise) of the New Warrants. We expect to treat such an exchange as a tax-free recapitalization for U.S. federal income tax purposes.

It is possible, however, that a cashless exercise could be treated as a taxable exchange in which gain or loss would be recognized. In such event, a U.S. Holder could be deemed to have exchanged for cash equal to their fair market value a number of New Warrants having a value equal to the exercise price for the total number of New Warrants to be exercised. In this case, a U.S. Holder would recognize gain or loss in an amount equal to the difference between the fair market value of the New Warrants deemed surrendered to pay the exercise price and the U.S. Holder’s tax basis in such New Warrants deemed surrendered. Alternatively, a U.S. Holder may recognize gain or loss in an amount equal to the fair market value of all the New Warrants surrendered in the exercise less the U.S. Holder’s tax basis in such New Warrants. In either such case, any such gain or loss would be capital gain or loss, and would be long-term capital gain or loss if the U.S. Holder’s holding period of the New Warrants at the time of the exchange exceeded one year, and the U.S. Holder’s tax basis in the common stock received would equal the sum of the U.S. Holder’s tax basis in the New Warrants deemed exercised plus the amount of gain recognized in the exchange. A U.S. Holder’s holding period for the Class A ordinary shares received would commence on the date following the date of exercise (or possibly the date of exercise) of the New Warrants.

Because no authority directly addresses the U.S. federal income tax treatment of a cashless exercise of warrants, there can be no assurance which, if any, of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court. Accordingly, U.S. Holders should consult their tax advisors regarding the tax consequences of a cashless exercise of New Warrants.

Passive Foreign Investment Company Rules Relating to the Class A ordinary shares

Based on the composition of the Company’s current gross assets and income and the manner in which the Company expects to operate its business in future years, the Company believes that it should not be classified as a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes for its current taxable year and does not expect to be so classified in the foreseeable future. In general, a non-U.S. corporation will be a PFIC for any taxable year in which, taking into account a pro rata portion of the income and assets of 25% or more owned subsidiaries, either (i) 75% or more of its gross income is passive income, or (ii) 50% or more of the average quarterly value of its assets are assets that produce, or are held for the production of, passive income or which do not produce income. For this purpose, passive income generally includes, among other things and subject to various exceptions, interest, dividends, rents, royalties and gains from the disposition of assets that produce passive income. Whether the Company is a PFIC is a factual determination made annually, and the Company’s status could change depending among other things upon changes in the composition and relative value of its gross receipts and assets. Because the market value of the Company’s assets (including for this purpose goodwill) may be measured in large part by the market price of the Class A ordinary shares, which is likely to fluctuate, no assurance can be given that the Company will not be a PFIC in the current year or in any future taxable year.

If the Company were a PFIC for any taxable year during a U.S. Holder’s holding period (which will include any time that such U.S. Holder owns any equity interest in the Company or rights to acquire an equity interest in the Company), such U.S. Holder would be subject to additional taxes on any excess distributions and any gain realized from the sale or other taxable disposition of Class A ordinary shares or New Warrants (including certain pledges) regardless of whether the Company continues to be a PFIC. A U.S. Holder will have an excess distribution to the extent that distributions on Class A ordinary shares during a taxable year exceed 125% of the average amount received during the three preceding taxable years (or, if shorter, the U.S. Holder’s holding period). To compute the tax on excess distributions or any gain, (i) the excess distribution or gain is allocated ratably over the U.S. Holder’s holding period, (ii) the amount allocated to the current taxable year and any year before the Company became a PFIC is taxed as ordinary income in the current year and (iii) the amount allocated to other taxable years is taxed at the highest applicable marginal rate in effect for each year and an interest charge is imposed to recover the deemed benefit from the deferred payment of the tax attributable to each year. If the Company is a PFIC with respect to a U.S. Holder, such U.S. Holder will generally be subject to similar rules with respect to distributions paid by, and dispositions of the stock of, any of our direct or indirect subsidiaries or any other entities in which we hold equity interests that are also PFICs (each, a “lower-tier PFIC”), as if such distributions were indirectly received by, and/or dispositions were indirectly carried out by, the U.S. Holder.

If the Company were to qualify as a PFIC, a U.S. Holder may be able to avoid some of the adverse impacts of the PFIC rules described above by electing to mark its Class A ordinary shares to market annually. The election is available only if the Class A ordinary shares are considered “marketable stock,” which generally includes stock that is regularly traded in more than de minimis quantities on a qualifying exchange (which includes the NYSE). If a U.S. Holder makes the mark-to-market election, any gain from marking Class A ordinary shares to market or from disposing of them would be ordinary income. Any loss from marking Class A ordinary shares to market would be recognized only to the extent of unreversed gains previously included in income. Loss from marking Class A ordinary shares to market would be ordinary, but loss on disposing of them would be capital loss except to the extent of mark-to-market gains previously included in income. No assurance can be given that the Class A ordinary shares will be traded in sufficient frequency and quantity to be considered “marketable stock.” A valid mark-to-market election cannot be revoked without the consent of the IRS unless the Class A ordinary shares cease to be marketable stock. Currently, a mark-to-market election may not be made with respect to New Warrants.

As an alternative, if the Company were to be treated as a PFIC, a U.S. Holder may avoid the excess distribution rules described above in respect of Class A ordinary shares if the U.S Holder elects to treat the Company (for the first taxable year in which the U.S. Holder owns any Class A ordinary shares) and any lower-tier PFIC (for the first taxable year in which the U.S. Holder is treated as owning an equity interest in such lower-tier PFIC) as a “qualified electing fund” (a “QEF”). If a U.S. Holder makes an effective QEF election with respect to the Company (and any lower-tier PFIC), the U.S. Holder will be required to include in gross income each year, whether or not the Company makes distributions, as capital gains, its pro rata share of the Company’s (and such lower-tier PFIC’s) net capital gains and, as ordinary income, its pro rata share of the Company’s (and such lower-tier PFIC’s) net earnings in excess of its net capital gains. U.S. Holders can make a QEF election only if the Company (and each lower-tier PFIC) provides certain information, including the amount of its ordinary earnings and net capital gains determined under U.S. tax principles. A U.S. Holder may not make a QEF election with respect to its New Warrants. The Company has not determined whether it will provide U.S. Holders with this information if it determines that it is a PFIC.

U.S. Holders of Class A ordinary shares and New Warrants should consult their own tax advisors concerning the Company’s possible PFIC status during their holding period and the consequences to them if the Company were classified as a PFIC for any taxable year.

Backup Withholding and Information Reporting

Dividends on Class A ordinary shares and proceeds from the exchange, sale or other disposition of Class A ordinary shares or New Warrants may be reported to the IRS unless the holder establishes a basis for exemption. Backup withholding tax may apply to amounts subject to reporting. Any amount withheld may be credited against the holder’s U.S. federal income tax liability subject to certain rules and limitations. U.S. Holders should consult with their own tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Certain non-corporate U.S. Holders are required to report information with respect to investments in Class A ordinary shares and New Warrants that are not held through an account with a domestic financial institution. U.S. Holders that fail to report required information could become subject to substantial penalties. Potential investors are encouraged to consult with their own tax advisors about these and any other reporting obligations arising from their investment in Class A ordinary shares and New Warrants.

THE FOREGOING DISCUSSION IS A GENERAL SUMMARY. IT DOES NOT ADDRESS ALL TAX MATTERS THAT MAY BE OF IMPORTANCE TO A PARTICULAR U.S. HOLDER’S INDIVIDUAL CIRCUMSTANCES. MOREOVER, ALL HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE TAX CONSEQUENCES TO THEM OF THE RECEIPT, OWNERSHIP, DISPOSITION AND EXCERISE OF NEW WARRANTS AND ANY CLASS A ORDINARY SHARES RECEIVED ON EXERCISE OF NEW WARRANTS IN LIGHT OF THEIR PARTICULAR SITUATION.

Cayman Islands Taxation

The following is a general summary of present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under Cayman Islands law. You should consult your professional advisers on the possible tax consequences of buying, holding or selling any New Warrants or the Class A ordinary shares issuable upon exercise of the New Warrants under the laws of their country of citizenship, residence or domicile.

Under Existing Cayman Islands Laws

The Cayman Islands currently has no income, corporation or capital gains tax and no estate duty, inheritance tax or gift tax. No withholding will be required on any payments made by the Company pursuant to the Transactions.

Stamp duty may be payable if any document is executed in or brought into the Cayman Islands or produced before the courts of the Cayman Islands.

The Company has received an undertaking from the Financial Secretary of the Cayman Islands that, in accordance with section 6 of the Tax Concessions Act (As Revised) of the Cayman Islands, for a period of 20 years from the date of the undertaking, no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to the Company or its operations and, in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable (i) on or in respect of the shares, debentures or other obligations of the Company or (ii) by way of the withholding in whole or in part of a payment of dividend or other distribution of income or capital by the Company to its members or a payment of principal or interest or other sums due under a debenture or other obligation of the Company.

PLAN OF DISTRIBUTION

We are registering the issuance by us of New Warrants to purchase an aggregate of up to 2,000,000 Class A ordinary shares and up to 2,000,000 Class A ordinary shares issuable upon the exercise of the New Warrants.

We are also registering the resale of New Warrants to purchase an aggregate of up to 7,396 Class A ordinary shares and 7,396 Class A ordinary shares issuable upon the exercise of the New Warrants by the selling securityholders. We will not receive any of the proceeds from the resale of the securities by the selling securityholders. The aggregate proceeds to the selling securityholders will be the purchase price of the securities less any discounts and commissions borne by the selling securityholders.

The selling securityholders will pay any discounts and commissions and expenses incurred by the selling securityholders for brokerage, accounting, tax or legal services or any other expenses incurred by the selling securityholders in disposing of the securities. We will bear all other costs, fees and expenses incurred in effecting the registration of the securities covered by this prospectus, including, without limitation, all registration and filing fees, NYSE listing fees and fees and expenses of our counsel and our independent registered public accountants.

The securities beneficially owned by the selling securityholders covered by this prospectus may be offered and sold from time to time by the selling securityholders. The term “selling securityholders” includes donees, pledgees, transferees or other successors in interest selling securities received after the date of this prospectus from a selling securityholder as a gift, pledge, partnership distribution or other transfer. The selling securityholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. Such sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at prices and under terms then prevailing or at prices related to the then current market price or in negotiated transactions. Each selling securityholder reserves the right to accept and, together with its respective agents, to reject, any proposed purchase of securities to be made directly or through one or more underwriters, broker-dealers or agents. The selling securityholders and any of their permitted transferees may sell their securities offered by this prospectus on any stock exchange, market or trading facility on which the securities are traded or in private transactions. If underwriters are used in the sale, such underwriters will acquire the shares for their own account. These sales may be at a fixed price or varying prices, which may be changed, or at market prices prevailing at the time of sale, at prices relating to prevailing market prices or at negotiated prices. The securities may be offered to the public through underwriting syndicates represented by managing underwriters or by underwriters without a syndicate. The obligations of the underwriters to purchase the securities will be subject to certain conditions. The underwriters will be obligated to purchase all the securities offered if any of the securities are purchased.

Subject to the limitations set forth in any applicable registration rights agreement, the selling securityholders may use any one or more of the following methods when selling the securities offered by this prospectus:

●	purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this prospectus;

●	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

●	block trades in which the broker-dealer so engaged will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

●	an over-the-counter distribution in accordance with the rules of the NYSE (in the case of the Class A ordinary shares);

●	through trading plans entered into by a selling securityholder pursuant to Rule 10b5-1 under the Exchange Act that are in place at the time of an offering pursuant to this prospectus and any applicable prospectus supplement hereto that provide for periodic sales of their securities on the basis of parameters described in such trading plans;

●	to or through underwriters or broker-dealers;

●	in “at the market” offerings, as defined in Rule 415 under the Securities Act, at negotiated prices,

●	at prices prevailing at the time of sale or at prices related to such prevailing market prices, including sales made directly on a national securities exchange or sales made through a market maker other than on an exchange or other similar offerings through sales agents;

●	directly to purchasers, including through a specific bidding, auction or other process or in privately negotiated transactions;

●	through loans or pledges of the securities, including to a broker-dealer or an affiliate thereof;

●	by entering into transactions with third parties who may (or may cause others to) issue securities convertible or exchangeable into, or the return of which is derived in whole or in part from the value of, our securities;

●	in options transactions;

●	through a combination of any of the above methods of sale; or

●	any other method permitted pursuant to applicable law.

In addition, a selling securityholder that is an entity may elect to make a pro rata in-kind distribution of securities to its members, partners or shareholders pursuant to the registration statement of which this prospectus is a part by delivering a prospectus. To the extent that such members, partners, or shareholders, or other similar persons, are not affiliates of ours, such members, partners or shareholders, or other similar persons, would thereby receive freely tradeable securities pursuant to the distribution through a registration statement. To the extent a distributee is an affiliate of ours (or to the extent otherwise required by law), we may file a prospectus supplement in order to permit the distributees to use the prospectus to resell the securities acquired in the distribution.

There can be no assurance that the selling securityholders will sell all or any of the securities offered by this prospectus. In addition, the selling securityholders may also sell securities under Rule 144 under the Securities Act, if available, or in other transactions exempt from registration, rather than under this prospectus. The selling securityholders have the sole and absolute discretion not to accept any purchase offer or make any sale of securities if they deem the purchase price to be unsatisfactory at any particular time.

The selling securityholders also may transfer the securities in other circumstances, in which case the transferees, pledgees or other successors-in-interest will be the selling beneficial owners for purposes of this prospectus. Upon being notified by a selling securityholder that a donee, pledgee, transferee, other successor-in-interest intends to sell our securities, we will, to the extent required, promptly file a supplement to this prospectus to name specifically such person as a selling securityholder.

If the selling securityholder uses an underwriter or underwriters for any offering, we will name them, and set forth the terms of the offering, in a prospectus supplement pertaining to such offering and, except to the extent otherwise set forth in such prospectus supplement, the selling securityholder will agree in an underwriting agreement to sell to the underwriter(s), and the underwriter(s) will agree to purchase from the selling securityholder, the number of our Class A ordinary shares and/or New Warrants set forth in such prospectus supplement. Any such underwriter(s) may offer our Class A ordinary shares and/or New Warrants from time to time for sale in one or more transactions on the NYSE (in the case of the Class A ordinary shares), in the over-the-counter market, through negotiated transactions or otherwise at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices. The underwriter(s) may also propose initially to offer our Class A ordinary shares and/or New Warrants to the public at fixed public offering prices set forth on the cover page of the applicable prospectus supplement. The underwriter(s) may be granted an option, exercisable for 30 days after the date of the applicable prospectus supplement, to purchase additional Class A ordinary shares from the selling securityholder. In connection with an underwritten offering, we, our directors and officers, and/or other holders of our Class A ordinary shares may agree with the underwriter(s), subject to certain exceptions, not to dispose of or hedge any Class A ordinary shares or securities convertible into or exchangeable for Class A ordinary shares for a period of time after such offering. We will file a post-effective amendment to the registration statement of which this prospectus is a part to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

With respect to a particular offering of the securities held by the selling securityholders, to the extent required, an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is part, will be prepared and will set forth the following information:

●	the specific securities to be offered and sold;

●	the names of the selling securityholders;

●	the respective purchase prices and public offering prices, the proceeds to be received from the sale, if any, and other material terms of the offering;

●	settlement of short sales entered into after the date of this prospectus;

●	the names of any participating agents, broker-dealers or underwriters; and

●	any applicable commissions, discounts, concessions and other items constituting compensation from the selling securityholders.

In connection with distributions of the securities or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of the securities in the course of hedging the positions they assume with selling securityholders. The selling securityholders may also sell the securities short and redeliver the securities to close out such short positions. The selling securityholders may also enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealer or other financial institution of securities offered by this prospectus, which securities such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). The selling securityholders may also pledge securities to a broker-dealer or other financial institution, and, upon a default, such broker-dealer or other financial institution, may effect sales of the pledged securities pursuant to this prospectus (as supplemented or amended to reflect such transaction).

In order to facilitate the offering of the securities, any underwriters or agents, as the case may be, involved in the offering of such securities may engage in transactions that stabilize, maintain or otherwise affect the price of our securities. Specifically, the underwriters or agents, as the case may be, may over-allot in connection with the offering, creating a short position in our securities for their own account. In addition, to cover over-allotments or to stabilize the price of our securities, the underwriters or agents, as the case may be, may bid for, and purchase, such securities in the open market. Finally, in any offering of securities through a syndicate of underwriters, the underwriting syndicate may reclaim selling concessions allotted to an underwriter or a broker-dealer for distributing such securities in the offering if the syndicate repurchases previously distributed securities in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the securities above independent market levels. The underwriters or agents, as the case may be, are not required to engage in these activities, and may end any of these activities at any time.

The selling securityholders may solicit offers to purchase the securities directly from, and they may sell such securities directly to, institutional investors or others. In this case, no underwriters or agents would be involved. The terms of any of those sales, including the terms of any bidding or auction process, if utilized, will be described in the applicable prospectus supplement.

It is possible that one or more underwriters may make a market in our securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. We cannot give any assurance as to the liquidity of the trading market for our securities. Our Class A ordinary shares are listed on the NYSE under the symbol “CZOO”. We do not expect to list the New Warrants on any national securities exchange or any over-the-counter trading platform.

The selling securityholders may authorize underwriters, broker-dealers or agents to solicit offers by certain purchasers to purchase the securities at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. The contracts will be subject only to those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth any commissions we or the selling securityholders pay for solicitation of these contracts.

A selling securityholder may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use securities pledged by any selling securityholder or borrowed from any selling securityholder or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from any selling securityholder in settlement of those derivatives to close out any related open borrowings of stock. The third party in such sale transactions will be an underwriter and will be identified in the applicable prospectus supplement (or a post-effective amendment). In addition, any selling securityholder may otherwise loan or pledge securities to a financial institution or other third party that in turn may sell the securities short using this prospectus. Such financial institution or other third party may transfer its economic short position to investors in our securities or in connection with a concurrent offering of other securities.

In effecting sales, broker-dealers or agents engaged by the selling securityholders may arrange for other broker-dealers to participate. Broker-dealers or agents may receive commissions, discounts or concessions from the selling securityholders in amounts to be negotiated immediately prior to the sale.

In compliance with the guidelines of the Financial Industry Regulatory Authority (“FINRA”), the aggregate maximum discount, commission, fees or other items constituting underwriting compensation to be received by any FINRA member or independent broker-dealer will not exceed 8% of the gross proceeds of any offering pursuant to this prospectus and any applicable prospectus supplement.

If at the time of any offering made under this prospectus a member of FINRA participating in the offering has a “conflict of interest” as defined in FINRA Rule 5121, that offering will be conducted in accordance with the relevant provisions of FINRA Rule 5121.

To our knowledge, there are currently no plans, arrangements or understandings between the selling securityholders and any broker-dealer or agent regarding the sale of the securities by the selling securityholders. Upon receiving notification by a selling securityholder that any material arrangement has been entered into with an underwriter or broker-dealer for the sale of securities through a block trade, special offering, exchange distribution, secondary distribution or a purchase by an underwriter or broker-dealer, we will file, if required by applicable law or regulation, a supplement to this prospectus pursuant to Rule 424(b) under the Securities Act disclosing certain material information relating to such underwriter or broker-dealer and such offering.

Underwriters, broker-dealers or agents may facilitate the marketing of an offering online directly or through one of their affiliates. In those cases, prospective investors may view offering terms and a prospectus online and, depending upon the particular underwriter, broker-dealer or agent, place orders online or through their financial advisors.

In offering the securities covered by this prospectus, the selling securityholders and any underwriters, broker-dealers or agents who execute sales for the selling securityholders may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. Any discounts, commissions, concessions or profit they earn on any resale of those securities may be underwriting discounts and commissions under the Securities Act.

The underwriters, broker-dealers and agents may engage in transactions with us or the selling securityholders, may have banking, lending or other relationships with us or the selling securityholders or may perform services for us or the selling securityholders, in the ordinary course of business.

In order to comply with the securities laws of certain states, if applicable, the securities must be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the securities may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

We have advised the selling securityholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of securities in the market and to the activities of the selling securityholders and their affiliates. In addition, we will make copies of this prospectus available to the selling securityholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling securityholders may indemnify any broker-dealer that participates in transactions involving the sale of the securities against certain liabilities, including liabilities arising under the Securities Act.

We have agreed to indemnify the selling securityholders against certain liabilities, including certain liabilities under the Securities Act, the Exchange Act or other federal or state law. Agents, broker-dealers and underwriters may be entitled to indemnification by us and the selling securityholders against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the agents, broker-dealers or underwriters may be required to make in respect thereof.

Exercise of New Warrants

A holder of New Warrants may exercise its New Warrants in accordance with the applicable New Warrant Agreement on or before the expiration date set forth therein by surrendering, at the office of the warrant agent, Equiniti Trust Company, the certificate evidencing such New Warrant, with the form of election to purchase set forth thereon, properly completed and duly executed, accompanied by full payment of the exercise price and any and all applicable taxes due in connection with the exercise of the New Warrant, subject to any applicable provisions relating to cashless exercises in accordance with the applicable New Warrant Agreement.

For additional information regarding the terms of the New Warrants, see the section titled “Description of Securities — New Warrants.”

SHARES ELIGIBLE FOR FUTURE SALE

As of June 30, 2023, Cazoo’s authorized share capital is $435,500, divided into 165,000,000 Class A ordinary shares, par value of $0.002 each, 2,500,000 Class B Shares, par value of $0.002 each, 50,000,000 Class C Shares (the Class A ordinary shares, Class B Shares and Class C Shares collectively, the “Ordinary Shares”), par value of $0.002 each, and 250,000 preference shares, par value of $0.002 each. If the Company’s shareholders approve the proposed Reverse Stock Split and the Share Increase, the Company’s authorized share capital will be US$22,105,000 divided into 100,000,000 Class A ordinary shares with a par value of US$0.20 each, 25,000 Class B ordinary shares with a par value of US$0.20 each, 500,000 Class C ordinary shares with a par value of US$0.20 each and 10,000,000 preference shares with a par value of US$0.20 each.

As of September 22, 2023 we had 38,833,034 Class A ordinary shares issued and outstanding, which would become 4,854,129 Class A ordinary shares after giving effect to the Reverse Stock Split and the Exchange Offer.

Rule 144

Pursuant to Rule 144 of the Securities Act (“Rule 144”), a person who has beneficially owned restricted Class A ordinary shares or Warrants for at least six months would be entitled to sell their securities, provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the three months preceding, a sale, and (ii) we are subject to the Exchange Act periodic reporting requirements for at least three months before the sale and have filed all required reports under Section 13 or 15(d) of the Exchange Act during the 12 months (or such shorter period as we were required to file reports) preceding the sale.

Persons who have beneficially owned restricted Class A ordinary shares or Warrants for at least six months but who are our affiliates at the time of, or at any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of:

●	one percent (1%) of the total number of Class A ordinary shares then issued and outstanding; or

●	the average weekly reported trading volume of the Class A ordinary shares during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales by our affiliates under Rule 144 are also limited by manner of sale provisions and notice requirements and to the availability of current public information about us.

Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies

Rule 144 is not available for the resale of securities initially issued by shell companies (other than business combination related shell companies) or issuers that have been at any time previously a shell company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:

●	the issuer of the securities that was formerly a shell company has ceased to be a shell company;

●	the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;

●	the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and

●	at least one year has elapsed from the time that the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.

We ceased to be a shell company upon the consummation of the De-SPAC Transaction and we filed Form 10 type information in a report on Form 20-F on September 1, 2021. Accordingly, on September 1, 2022, Rule 144 became available for the resale of restricted securities and securities held by affiliates subject to our compliance with our SEC reporting obligations.

Regulation S

Regulation S under the Securities Act provides an exemption from registration requirements in the United States for offers and sales of securities that occur outside the United States. Rule 903 of Regulation S provides the conditions to the exemption for a sale by an issuer, a distributor, their respective affiliates or anyone acting on their behalf, while Rule 904 of Regulation S provides the conditions to the exemption for a resale by persons other than those covered by Rule 903. In each case, any sale must be completed in an offshore transaction, as that term is defined in Regulation S, and no directed selling efforts, as that term is defined in Regulation S, may be made in the United States.

We are a foreign issuer as defined in Regulation S. As a foreign issuer, securities that we sell outside the United States pursuant to Regulation S are not considered to be restricted securities under the Securities Act, and, subject to the offering restrictions imposed by Rule 903, are freely tradable without registration or restrictions under the Securities Act, unless the securities are held by our affiliates. Generally, subject to certain limitations, holders of our restricted shares who are not affiliates of our company or who are affiliates of our company by virtue of their status as an officer or director may, under Regulation S, resell their restricted shares in an “offshore transaction” if none of the seller, its affiliate nor any person acting on their behalf engages in directed selling efforts in the United States and, in the case of a sale of our restricted shares by an officer or director who is an affiliate of ours solely by virtue of holding such position, no selling commission, fee or other remuneration is paid in connection with the offer or sale other than the usual and customary broker’s commission that would be received by a person executing such transaction as agent. Additional restrictions are applicable to a holder of our restricted shares who will be an affiliate of Cazoo other than by virtue of his or her status as an officer or director of Cazoo.

Registration Rights

Investor Rights Agreement

At the closing of the De-SPAC Transaction, the Company, the Sponsor and the other holders party thereto (the “Holders”) entered into an Investor Rights Agreement (the “Investor Rights Agreement”). Under the Investor Rights Agreement, the Holders hold registration rights that obligate the Company to register for resale under the Securities Act certain securities, including all of the Class A ordinary shares issued or issuable upon the conversion or exchange of any Class B Shares or Class C Shares held by such Holder, the Warrants (including any Class A ordinary shares issued or issuable upon the exercise of any such Warrants) held by such Holder, and any outstanding Ordinary Shares or any other equity security (including the Ordinary Shares issued or issuable upon the exercise of any other equity security) of the Company held by a Holder as of the Closing Date (collectively, the “Registrable Securities”). Under the Investor Rights Agreement, (i) Alex Chesterman, (ii) any of DMGV and each of its permitted transferees that is Rothermere Continuation Limited, DMGT or a controlled Affiliate of DMGT holding Registrable Securities (the “DMGV Group”), or (iii) Holders of a majority-in-interest of Registrable Securities held by the Sponsor Group (as such term is defined in the Investor Rights Agreement) (a “Demanding Holder”) may make a written demand for registration of all or part of their Registrable Securities on Form F-3 (or, if Form F-3 is not available to be used by the Company at such time, on Form F-1 or another appropriate form permitting registration of such Registrable Securities for resale by such Demanding Holders). Under no circumstances will the Company be obligated to effect more than an aggregate of (i) three (3) registrations pursuant to a demand registration initiated by Alex Chesterman, three (3) registrations pursuant to a demand registration initiated by a member of the DMGV Group, or (iii) two (2) registrations pursuant to a demand registration by the Sponsor Group (which number of registrations may be increased to three (3) under certain circumstances.

Subject to certain exceptions, if at any time after the closing of the De-SPAC Transaction, the Company proposes to file a registration statement under the Securities Act with respect to its securities, under the Investor Rights Agreement, it will be required to give notice to the Holders as to the proposed filing and offer the Holders an opportunity to register the sale of such number of Registrable Securities as requested by the Holders in writing. The Company also agreed to file within 45 calendar days after the Closing a resale registration statement on Form F-3 (or, if Form F-3 is not available to be used by the Company at such time, on Form F-1 or another appropriate form permitting registration of such Registrable Securities for resale). The Investor Rights Agreement will be terminated at the closing of the Transactions, but certain of the registration rights currently in the Investor Rights Agreement will be included in the New Registration Rights Agreement.

Under the Investor Rights Agreement, the Company is required to promptly notify each of the Holders in writing if a registration statement or prospectus contains an untrue statement of a material fact or an omission to state a material fact required to be stated in a registration statement or prospectus, or necessary to make the statements in a registration statement or prospectus (and in the case of any prospectus and any preliminary prospectus, in the light of the circumstances under which they were made) not misleading (a “Misstatement”) and, upon receipt of such written notice from the Company, each of the Holders is required to discontinue disposition of Registrable Securities until he, she or it is advised in writing by the Company that the use of the prospectus may be resumed or has received copies of a supplemented or amended prospectus correcting the Misstatement. If the filing, initial effectiveness or continued use of a registration statement or prospectus included in any registration statement at any time (i) would require the Company to make any public disclosure of material non-public information, which disclosure, in the good faith judgment of the Board, after consultation with counsel to the Company, (a) would be required to be made in any registration statement or prospectus in order for the applicable registration statement or prospectus not to contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein (in the case of any prospectus and any preliminary prospectus, in the light of the circumstances under which they were made) not misleading, (a) would not be required to be made at such time if the registration statement were not being filed, and (c) would materially impede, delay or interfere with any significant financing, significant acquisition, significant corporate reorganization or other significant transaction then pending or proposed to be taken by the Company or any of its subsidiaries (or any negotiations, discussions or pending proposals with respect thereto), or would otherwise materially adversely affect the Company, or (ii) would require the inclusion in such registration statement of financial statements that are unavailable to the Company for reasons beyond the Company’s control, the Company may defer the filing, initial effectiveness or continued use of any registration statement pursuant to (i) or (ii) for a period of not more than sixty (60) consecutive days and the Company may not defer any such filing, initial effectiveness or use of a registration statement for more than three times or for more than a total of 120 days (in each case counting deferrals initiated pursuant to (i) or (ii) in the aggregate) in any 12-month period.

Under the Investor Rights Agreement, the Company has agreed to indemnify the Holders and certain persons or entities related to the Holders such as their officers, directors, agents and persons who control such Holder against all losses, claims, damages, liabilities and expenses (including attorneys’ fees) resulting from any untrue or alleged untrue statement of material fact contained in any registration statement, prospectus or preliminary prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as the same are caused by or contained in any information furnished in writing to the Company by such Holder expressly for use therein. The Holders including Registrable Securities in any registration statement or prospectus agree to indemnify the Company, its directors and officers and agents and each person who controls (within the meaning of the Securities Act) the Company against any losses, claims, damages, liabilities and expenses (including reasonable attorneys’ fees) resulting from any untrue or alleged untrue statement of material fact contained in the registration statement, prospectus or preliminary prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement or omission is contained in any information or affidavit so furnished in writing by such Holder expressly for use therein.

Subscription Agreements with PIPE Investors

Concurrently with the execution and delivery of the Business Combination Agreement, the Company, Ajax and certain investors, including the Sponsor, and Ajax’s directors and officers (collectively, the “PIPE Investors”), entered into Subscription Agreements, pursuant to which the PIPE Investors committed to purchase, concurrently with the closing of the De-SPAC Transaction, in the aggregate, 80,000,000 Class A ordinary shares for $10.00 per share, for an aggregate purchase price of $800,000,000. At the Closing, we issued 80,000,000 Class A ordinary shares to the PIPE Investors. The PIPE Investors were given registration rights in the PIPE Subscription Agreements pursuant to which the Company was required to file a resale registration statement for the Class A ordinary shares issued to the PIPE Investors within 30 calendar days after the Closing and to use its commercially reasonable efforts to have the registration statement declared effective as soon as practicable after the filing thereof. The Company filed a registration statement on Form F-1 which was declared effective on October 5, 2021, which covers the resale of Class A ordinary shares issued to the PIPE Investors. This Form F-1 was superseded by a Form F-3 that the Company filed with the SEC, which was declared effective on October 12, 2022.

Under the PIPE Subscription Agreements, the Company may delay or postpone filing of such registration statement if, acting reasonably, it determines that an amendment to the registration statement is required in order for the registration statement to not contain a material misstatement or omission, or if the Company’s Board determines in good faith that such filing or use could materially affect a bona fide business or financing transaction of the Company that would require premature disclosure of information that could materially adversely affect the Company, or if the SEC issues any stop order suspending the effectiveness of such registration statement or indicates the intention to initiate any proceedings for such purpose (each such circumstance, a “Suspension Event”). Upon receipt of any written notice from the Company of any Suspension Event, the PIPE Investors are required to immediately discontinue offers and sales of our securities under the registration statement and to maintain the confidentiality of any information included in such written notice delivered by the Company unless otherwise required by applicable law.

Existing Warrant Agreement

In connection with the De-SPAC Transactions, the Company agreed that, as soon as practicable, but in no event later than 15 business days after the Closing Date, we would use our commercially reasonable efforts to file a registration statement with the SEC covering the Class A ordinary shares issuable upon exercise of the Existing Warrants. The Company also agreed to use its commercially reasonable efforts to cause the registration statement to become effective and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration or redemption of the Existing Warrants in accordance with the provisions of the Existing Warrant Agreement. We filed a registration statement on Form F-3 which was declared effective on October 12, 2022, which covers the resale of Class A ordinary shares upon exercise of the Existing Warrants.

If a registration statement covering the Class A ordinary shares issuable upon exercise of the Existing Warrants has not been declared effective by the sixtieth (60th) business day following the Closing Date, holders of the Existing Warrants shall have the right, during the period beginning on the sixty-first (61st) business day after the Closing Date and ending upon such registration statement being declared effective by the SEC, and during any other period when we fail to have maintained an effective registration statement covering the issuance of the Class A ordinary shares issuable upon exercise of the Existing Warrants, to exercise such Existing Warrants on a “cashless basis.”

Existing Registration Rights Agreement

Concurrently with the issuance of the Convertible Notes, the Company entered into a Registration Rights Agreement (the “Existing Registration Rights Agreement”) with the purchasers of the Convertible Notes (the “RRA Holders”). The Existing Registration Rights Agreement provides that the Company shall file with the SEC a resale registration statement registering the public resale of the Class A ordinary shares issuable upon conversion of the Convertible Notes (“RRA Registrable Securities”), and use reasonable best effort to have such registration statement declared effective by the SEC no later than 270 days from February 16, 2022. The Existing Registration Rights Agreement contains customary “piggy-back” registration rights, and rights to conduct underwritten offerings (subject to a limit of two in any twelve-month period).

Under the Existing Registration Rights Agreement, the Company is required to promptly notify each of the RRA Holders in writing if a registration statement or prospectus contains an untrue statement of a material fact or an omission to state a material fact required to be stated in a registration statement or prospectus, or necessary to make the statements in a registration statement or prospectus (and in the case of any prospectus and any preliminary prospectus, in the light of the circumstances under which they were made) not misleading (an “RRA Misstatement”) and, upon receipt of such written notice from the Company, each of the RRA Holders is required to discontinue disposition of RRA Registrable Securities until he, she or it is advised in writing by the Company that the use of the prospectus may be resumed or has received copies of a supplemented or amended prospectus correcting the RRA Misstatement. If the filing, initial effectiveness or continued use of a registration statement or prospectus included in any registration statement at any time (i) would require the Company to make any public disclosure of material non-public information, which disclosure, in the good faith judgment of the Board, after consultation with counsel to the Company, (a) would be required to be made in any registration statement or prospectus in order for the applicable registration statement or prospectus not to contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein (in the case of any prospectus and any preliminary prospectus, in the light of the circumstances under which they were made) not misleading, (a) would not be required to be made at such time if the registration statement were not being filed, and (c) would materially impede, delay or interfere with any significant financing, significant acquisition, significant corporate reorganization or other significant transaction then pending or proposed to be taken by the Company or any of its subsidiaries (or any negotiations, discussions or pending proposals with respect thereto), or would otherwise materially adversely affect the Company, or (ii) would require the inclusion in such registration statement of financial statements that are unavailable to the Company for reasons beyond the Company’s control, the Company may defer the filing, initial effectiveness or continued use of any registration statement pursuant to (i) or (ii) for a period of not more than sixty (60) consecutive days and the Company may not defer any such filing, initial effectiveness or use of a registration statement for more than three times or for more than a total of 120 days (in each case counting deferrals initiated pursuant to (i) or (ii) in the aggregate) in any 12-month period.

Under the Existing Registration Rights Agreement, the Company has agreed to indemnify the RRA Holders and certain persons or entities related to the RRA Holders such as their officers, directors, agents and persons who control such RRA Holder against all losses, claims, damages, liabilities and expenses (including attorneys’ fees) resulting from any untrue or alleged untrue statement of material fact contained in any registration statement, prospectus or preliminary prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as the same are caused by or contained in any information furnished in writing to the Company by such RRA Holder expressly for use therein. The RRA Holders including RRA Registrable Securities in any registration statement or prospectus agree to indemnify the Company, its directors and officers and agents and each person who controls (within the meaning of the Securities Act) the Company against any losses, claims, damages, liabilities and expenses (including reasonable attorneys’ fees) resulting from any untrue or alleged untrue statement of material fact contained in the registration statement, prospectus or preliminary prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement or omission is contained in any information or affidavit so furnished in writing by such RRA Holder expressly for use therein.

On or around the Closing Date, the Company, the Consenting Noteholders and certain of the Company’s existing equityholders who are party to the existing Investor Rights Agreement will enter into a registration rights agreement pursuant to which the Company will file a shelf registration statement registering the resale of the New Shares and New Warrants held by the holders of the New Notes. The New Registration Rights Agreement will also provide for customary piggyback registration rights and underwritten shelf takedowns by the holders of New Notes, and will provide that the Company’s existing resale shelf registration statement will remain outstanding for a specified period of time. The New Registration Rights Agreement will provide that the Company will pay certain expenses relating to any registration and related offering, subject to customary exceptions, and will indemnify the holders of securities registrable pursuant to the New Registration Rights Agreement against (or make contributions in respect of) certain liabilities that may arise under the Securities Act.

EXPENSES RELATED TO THE OFFERING

The following table sets forth the fees and expenses payable by us in connection with the sale and distribution of the securities being registered hereby.

SEC registration fee	$50,353.29
Legal fees and expenses	500,000.00
Accountants’ fees and expenses	55,000.00
Printer expenses	7,500.00
Transfer agent fees and expenses	138,000.00
Miscellaneous costs	49,146.71
Total	$800,000.00

LEGAL MATTERS

The validity of the Class A ordinary shares that may be issued by us upon the exercise of the New Warrants under Cayman Islands law has been passed upon by Maples and Calder. The validity of the New Warrants under New York law has been passed upon for us by Freshfields Bruckhaus Deringer US LLP, New York, New York.

EXPERTS

The consolidated financial statements of Cazoo Group Ltd at December 31, 2022 and 2021 and for each of the three years in the period ended December 31, 2022, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon (which contains an explanatory paragraph describing conditions that raise substantial doubt about the Company’s ability to continue as a going concern as described in Note 2.7 to the consolidated financial statements) appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The registered office of Ernst & Young LLP is 1 More London Place, London, SE1 2AF, United Kingdom.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement (including amendments and exhibits to the registration statement) on Form F-1 under the Securities Act. For purposes of this section, the term registration statement means the original registration statement and any and all amendments including the schedules and exhibits to the original registration statement or any amendment. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit.

We are subject to the informational requirements of the Exchange Act that are applicable to foreign private issuers. Accordingly, we are required to file or furnish reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. The SEC maintains an Internet website that contains reports and other information regarding issuers that file electronically with the SEC. Our filings with the SEC are available to the public through the SEC’s website at http://www.sec.gov.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal and selling shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

We maintain a corporate website at www.cazoo.co.uk. Information contained on, or that can be accessed through, our website does not constitute a part of this prospectus. We have included our website address in this prospectus solely for informational purposes.

INDEX TO FINANCIAL STATEMENTS

CAZOO GROUP LTD

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Cazoo Group Ltd

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Cazoo Group Ltd (the Company) as of December 31, 2022 and 2021, the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for each of the three years period ended December 31, 2022 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years period ended December 31, 2022, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission “(2013 framework)”, and our report dated March 30, 2023 expressed an adverse opinion thereon.

The Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2.7 to the financial statements, the Company has suffered recurring losses from operations and negative cash flows from operating activities and has stated that substantial doubt exists about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 2.7. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. As explained below, auditing the Company’s evaluation of its ability to continue as a going concern was a critical audit matter.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Valuation of Convertible Notes

Description of the matter

At December 31, 2022, the Company’s financial liability relating to the convertible senior notes was £349.0 million. As described in Note 24 to the consolidated financial statements, in February 2022 the Company issued $630.0 million of convertible senior notes due in 2027 (equivalent to £460.0 million in net proceeds with £208.7 million attributable to the financial liability and £251.3 million attributable to the embedded derivative). The convertible notes are accounted for as a hybrid financial instrument comprising: (i) a liability for the principal and interest amount, and (ii) a single compound embedded derivative instrument for the conversion, redemption and repayment premium features. The embedded derivative was measured at fair value using a Monte-Carlo simulation with subsequent changes in fair value being reported through profit and loss. At inception, the Company estimated the fair value of the financial liability component of the Convertible Notes as the residual transaction price after deducting the fair value of the embedded derivative.

Auditing the Company’s accounting for the convertible senior notes was complex due to the inherent estimation uncertainty in the valuation of the embedded derivative. This was especially challenging, primarily due to the judgmental nature of the significant inputs to the valuation models, including the volatility and credit spread.

How we addressed the matter in our audit

Our audit procedures included, among others, assessing the Company’s initial accounting assessment including the identification of embedded derivatives, against IFRS 9 – Financial Instruments. To test the valuation of the embedded derivative, we involved our valuation specialists to assist in our evaluation of the valuation methodologies against IFRS 13 – Fair Value Measurement. In addition, our valuation specialists assisted in evaluating the volatility and credit spread assumptions used by the Company’s valuation professional at inception and year-end against observable market data and current industry trends. We tested the source information underlying the valuation assumptions used in the model to determine fair value, including evaluating the completeness and accuracy of the underlying data to the terms contained in the convertible senior notes agreement. In addition, we have assessed the adequacy of the disclosures in Note 24.

Goodwill impairment of the UK cash-generating unit

Description of the matter

At December 31, 2022, the Company’s goodwill was £0.0 million for the UK cash-generating unit (“CGU”) as discussed in Note 16 of the consolidated financial statements. The Company performed quantitative impairment analyses estimating the value in use of the UK CGU by utilizing an income approach which uses the discounted cash flow (“DCF”) analysis. Goodwill impairment of £136.8 million was recorded for the year ended December 31, 2022, relating to the UK CGU.

Auditing the Company’s goodwill impairment test was complex due to the significant judgment required in determining the value in use of the UK CGU. In particular, the significant assumptions used to calculate the value in use of the UK CGU that required judgment included gross margin assumptions, terminal growth rates, and the weighted average cost of capital (“discount rate”), which are sensitive to and affected by factors, such as, general market conditions and projected operating performance.

How we addressed the matter in our audit	We involved our valuation specialists to assist in evaluating the discount rates utilized in the valuation by calculating an independent range using available market information, and comparing it against management’s discount rates. We agreed the underlying data used by the Company in its analysis, including assessing the completeness and accuracy of such data by agreeing forecasts to board approved business plans. We also tested the source information underlying the gross margin assumptions and terminal growth rates by comparing the underlying data used in these assumptions to current industry and economic trends, historical performance, and strategic plans. This included involving our economist specialists to assist in assessing certain key assumptions in the Company’s prospective financial information (e.g., gross margin) against the current macroeconomic backdrop. We also performed sensitivity analyses of the above-mentioned significant assumptions to evaluate the changes in the value in use of the UK CGU that would result from changes in the assumptions to assess the adequacy of the disclosures in Note 16.

Going concern

Description of the matter

As discussed above and in Note 2.7 to the consolidated financial statements, the Company has disclosed factors that raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans to alleviate the conditions that raise substantial doubt regarding the Company’s ability to continue as a going concern are not entirely within the Company’s control and therefore cannot be considered probable. Accordingly, there remains substantial doubt about the Company’s ability to continue as a going concern.

Management’s cash flow forecasts include significant assumptions related to improvements in gross margin driven by sales of higher margin vehicles and lower operating costs, which are sensitive and judgmental due to the inherent estimation uncertainty in forming these assumptions.

Auditing the Company’s going concern assessment described above is complex because it involves a high degree of auditor judgment to assess the reasonableness of the cash flow forecasts, and planned restructuring actions used in the Company’s going concern analysis.

How we addressed the matter in our audit

To test the Company’s going concern assessment, our audit procedures included, among others, assessing the forecast of cash flows developed by management, by testing the completeness and accuracy of the underlying data. For example, we agreed forecasts used in the assessment to board approved business plans, benchmarked forecasted cash flows to externally derived industry data, and evaluated against the Company’s historical trends. This included involving our economist specialists to assist in assessing certain key assumptions in the Company’s prospective financial information (e.g., gross margin) against the current macroeconomic backdrop.

We performed sensitivity analyses of changes to the key assumptions and judgments, such as gross margin, and controllable mitigating actions used to determine management’s forecasts of cash flows and financial position as well as stress tests on the overall forecast and the downside scenarios.

We have also read significant agreements, including those agreements associated with the Company’s convertible senior notes, and discussed the relevant terms with management and its legal counsel, to understand and assess the impact of default provisions on the going concern assessment. In addition, we have assessed the adequacy of the disclosures in Note 2.7.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2019.

London, United Kingdom

March 30, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Cazoo Group Ltd

Opinion on Internal Control Over Financial Reporting

We have audited Cazoo Group Ltd’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission “(2013 framework)” (the COSO criteria). In our opinion, because of the effect of the material weaknesses described below on the achievement of the objectives of the control criteria, Cazoo Group Ltd (the Group) has not maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on the COSO criteria.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Group’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in management’s assessment.

i. The entity level and financial reporting control environment is not designed with the appropriate precision to prevent or detect material misstatement in accounting or disclosure, including deficiencies in the design and operation of transaction-level control activities. This includes a lack of effective management review controls, including over the completeness and accuracy of data and reports used in internal controls and segregation of duties relating to the review of manual journal entries, as a part of the financial statement close process for the year ended December 31, 2022;

ii. The Group did not design and maintain effective controls over information technology general controls (“ITGCs”) for all information systems and applications that are relevant to the preparation of the consolidated financial statements. Specifically, the Group did not design and maintain: (i) sufficient user access controls to ensure appropriate segregation of duties and adequately restrict user and privileged access to financial applications, programs and data to appropriate Group personnel; (ii) program change management controls to ensure that information technology (“IT”) program and data changes affecting financial information technology applications and underlying accounting records are identified, tested, authorized and implemented appropriately; and (iii) monitoring controls of IT operations performed by service organisations to ensure that critical batch and interface jobs are monitored, privileges are appropriately granted, and data backups are authorized and monitored. Business process controls (automated and manual) that are dependent on the ineffective ITGCs, or that rely on data produced from systems impacted by the ineffective ITGCs, are also deemed ineffective for the year ended December 31, 2022; and

iii. Insufficient accounting and finance personnel with IFRS technical accounting knowledge to account for non-routine and complex transactions for the year ended December 31, 2022.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Group as of December 31, 2022 and 2021, the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2022 and the related notes (collectively referred to as the “consolidated financial statements”). These material weaknesses were considered in determining the nature, timing and extent of audit tests applied in our audit of the 2022 consolidated financial statements, and this report does not affect our report dated March 30, 2023, which expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

London, United Kingdom

March 30, 2023

CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

For the year ended December 31, 2022

	Notes	Year ended December 31 2022 £’000	Year ended December 31 2021 £’000 Restated[1]	Year ended December 31 2020 £’000

Continuing operations

Revenue[2]	5	1,248,591	655,423	162,208
Cost of sales		(1,228,324)	(632,114)	(165,082)
Gross profit/(loss)		20,267	23,309	(2,874)

Marketing expenses		(62,596)	(63,165)	(36,110)
Selling and distribution expenses		(96,246)	(54,172)	(17,693)
Administrative expenses		(529,907)	(218,855)	(42,358)
Loss from operations	6	(668,482)	(312,883)	(99,035)

Finance income	8	2,111	232	486
Finance expense	8	(53,339)	(4,663)	(1,298)
Other income and expenses[3]	9	194,236	(214,140)	-
Loss before tax		(525,474)	(531,454)	(99,847)

Tax credit	11	7,352	2,162	969
Loss for the year from continuing operations		(518,122)	(529,292)	(98,878)

Discontinued operations
Loss after tax from discontinued operations	12	(185,762)	(14,217)	(3,809)

Loss for the year		(703,884)	(543,509)	(102,687)

Other comprehensive income that may be reclassified to profit or loss in subsequent periods
Exchange differences on translation of foreign operations		6,449	(1,577)	-

Total comprehensive loss for the year		(697,435)	(545,086)	(102,687)

Earnings per share:
Basic loss per ordinary share4	13	£(18.48)	£(16.27)	£(3.99)
Diluted loss per ordinary share4	13	£(18.48)	£(16.27)	£(3.99)

Earnings per share from continuing operations:
Basic loss per ordinary share from continuing operations[4]	13	£(13.61)	£(15.85)	£(3.84)
Diluted loss per ordinary share from continuing operations[4]	13	£(13.61)	£(15.85)	£(3.84)

[1]	The 2021 reporting period has been restated to show the EU segment as a discontinued operation.
[2]	Revenue excludes £1.9 million of sales in 2022 where Cazoo sold vehicles as an agent for third parties and only the net commission received from those sales is recorded within revenue (2021: £17.4 million, 2020: £nil).
[3]	Other income and expenses includes fair value movement in the Convertible Notes and embedded derivative, fair value movement in the warrants and foreign exchange movements.
[4]	The basic and diluted loss per ordinary share has been adjusted retrospectively for the reverse stock split which became effective on February 8, 2023. Refer to Note 28 for further details.

The notes on pages F-10 to F-61 form part of these financial statements

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As at December 31, 2022

		At December 31 2022	At December 31 2021
	Notes	£’000	£’000

Assets
Non-current assets
Property, plant and equipment	15	122,713	180,955
Right-of-use assets	22	118,814	92,254
Intangible assets and goodwill	16	16,369	261,514
Trade and other receivables	18	6,500	9,968
		264,396	544,691
Current assets
Inventory	17	232,565	364,585
Trade and other receivables	18	56,259	77,884
Cash and cash equivalents	27	245,879	192,629
		534,703	635,098
Assets held for sale	12	65,805	-
		600,508	635,098
Total assets		864,904	1,179,789

Liabilities
Current liabilities
Trade and other payables	19	68,201	79,284
Loans and borrowings	20	178,084	180,540
Convertible Notes and embedded derivative	24	1,301	-
Lease liabilities	22	28,596	18,826
Provisions	21	26,538	-
		302,720	278,650
Liabilities directly associated with the assets held for sale	12	39,602	-
		342,322	278,650

Non-current liabilities
Loans and borrowings	20	4,113	68,113
Convertible Notes and embedded derivative	24	347,739	-
Warrants	24	515	42,692
Lease liabilities	22	88,864	71,574
Provisions	21	8,752	7,985
Deferred tax	11	-	86
		449,983	190,450
Total liabilities		792,305	469,100
Net assets		72,599	710,689

Share capital	23	55	55
Share premium	23	925,637	902,586
Merger reserve	23	420,834	420,834
Retained earnings		(1,278,799)	(611,209)
Foreign currency translation reserve		4,872	(1,577)
Total equity		72,599	710,689

The notes on pages F-10 to F-61 form part of these financial statements

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the year ended December 31, 2022

		Share capital	Share premium	Merger reserve	Retained earnings	Foreign currency translation reserve	Total equity
	Notes	£’000	£’000	£’000	£’000	£’000	£’000

At December 31, 2019[1]		-	81,500	-	(17,944)	-	63,556

Comprehensive loss for the year
Loss for the year		-	-	-	(102,687)	-	(102,687)
Other comprehensive income		-	-	-	-	-	-
Contributions by and distributions to owners
Issue of share capital		-	365,870	-	-	-	365,870
Group restructuring[1]			(181,250)	181,250	-	-	-
Share-based payments		-	-	-	3,759	-	3,759

At December 31, 2020[1]		-	266,120	181,250	(116,872)	-	330,498

Comprehensive loss for the year
Loss for the year		-	-	-	(543,509)	-	(543,509)
Other comprehensive income		-	-	-	-	(1,577)	(1,577)
Contributions by and distributions to owners
Acquisition of subsidiaries[2]		-	5,365	65,348	-	-	70,713
Exercise of warrants	24	-	11,967	-	-	-	11,967
Recapitalization at the Transaction[1]		55	619,134	174,236	-	-	793,425
Exercise of options	26	-	-	-	(1,540)	-	(1,540)
Share-based payments	26	-	-	-	43,287	-	43,287
Taxation recognized directly in equity		-	-	-	7,425	-	7,425

At December 31, 2021[1]		55	902,586	420,834	(611,209)	(1,577)	710,689

Comprehensive loss for the year
Loss for the year		-		-	(703,884)	-	(703,884)
Other comprehensive income		-		-	-	6,449	6,449
Contributions by and distributions to owners
Acquisition of subsidiaries	14	-	23,051	-	-	-	23,051
Share-based payments	26	-	-	-	43,719	-	43,719
Taxation recognized directly in equity	11	-	-	-	(7,425)	-	(7,425)

At December 31, 2022		55	925,637	420,834	(1,278,799)	4,872	72,599

[1]	The comparatives are based on the operations of Cazoo Holdings prior to the Transaction. The consolidated financial statements are prepared as a continuation of the financial statements of Cazoo Holdings, the accounting acquirer, with a recapitalization to reflect the capital structure of Cazoo Group Ltd. Refer to Note 1 for further details.
[2]	Prior to the Transaction, the merger relief section of the Companies Act 2006 required that the difference between the nominal value and issued value of the shares issued for the acquisitions of Drover Limited, Smart Fleet Solutions Limited and Cluno GmbH should be credited to the merger reserve in equity.

The notes on pages F-10 to F-61 form part of these financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

For the year ended December 31, 2022

	Notes	Year ended December 31 2022 £’000	Year ended December 31 2021 £’000	Year ended December 31 2020 £’000
Cash flows from operating activities

Loss for the year from continuing operations		(518,122)	(529,292)	(98,878)
Loss for the year from discontinued operations		(185,762)	(14,217)	(3,809)

Adjustments for:
Depreciation of property, plant and equipment and right-of-use assets	15, 22	57,577	28,791	11,759
Amortization and impairment of intangible assets	16	322,565	35,995	1,361
Finance income		(2,131)	(233)	(486)
Finance expense		57,358	5,716	1,298
Share-based payment expense	26	44,496	43,871	3,759
IFRS 2 expense on the Transaction	9	-	240,810	-
Fair value movement in the Convertible Notes and embedded derivative, fair value movement in the warrants and foreign exchange movements	9	(194,236)	(26,671)	-
Tax credit	11, 12	(10,012)	(5,704)	(969)
Impairment loss on remeasurement of the disposal group	12	2,518	-	-
Loss on disposal of property, plant and equipment		2,879	-	-
Loss on sale of discontinued operations	12	14,509	-	-
Loss on sale and leaseback transactions		1,934	-	-
Increase in provisions	21	31,646	-	-
		(374,781)	(220,934)	(85,965)

Movements in working capital:
Decrease/(increase) in trade and other receivables	18	19,797	(23,192)	(4,789)
Decrease/(increase) in inventory	17	165,213	(247,745)	(36,961)
Increase in subscription vehicles	15	(54,132)	(80,925)	-
(Decrease)/increase in trade and other payables	19	(9,127)	16,074	10,394
Total working capital movements		121,751	(335,788)	(31,356)

Other cash flows from operating activities:
Interest received	8	2,131	233	478
Tax credit received	11	501	-	969
Net cash used in operating activities		(250,398)	(556,489)	(115,874)

Cash flows from investing activities
Purchases of property, plant and equipment	15	(33,625)	(29,466)	(17,919)
Disposals of property, plant and equipment	15	8,320	-	-
Purchases and development of intangible assets	16	(18,133)	(14,260)	(1,889)
Acquisition of subsidiaries, net of cash acquired	14	(33,142)	(190,934)	(16,530)
Deferred consideration paid	19	(5,554)	-	-
Disposal of discontinued operations, net of cash disposed of	12	(9,669)	-	-
Proceeds from sale and leasebacks		10,752	-	-
Proceeds from lease modifications		5,520	-	-
Net cash used in investing activities		(75,531)	(234,660)	(36,338)

Cash flows from financing activities
Net proceeds from Convertible Notes	24	460,021	-	-
Net proceeds from the Transaction	23	-	622,164	-
Issue of ordinary shares	23	-	-	348,870
Proceeds from warrants exercised from Drover acquisition	24	-	5,300	-
Exercise of share options	26	-	(1,540)	-
Proceeds from stocking loans	24	1,202,039	665,325	216,444
Proceeds from subscription facilities	24	101,967	107,683	-
Proceeds from secured asset financing, bank loans and mortgages	24	5,985	-	-
Repayment of stocking loans	24	(1,218,427)	(574,055)	(196,082)
Repayment of subscription facilities	24	(120,559)	(60,386)	-
Repayment of secured asset financing, bank loans and mortgages	24	(3,862)	(683)	(443)
Interest paid on loans and borrowings		(18,724)	(4,185)	(1,298)
Lease payments	22	(29,198)	(18,597)	(6,294)
Excess proceeds above fair value from sale and leasebacks		1,086	-	-
Net cash from financing activities		380,328	741,026	361,197

Net increase in cash and cash equivalents		54,399	(50,123)	208,985

Cash and cash equivalents at the beginning of the year	27	192,629	243,524	34,539
Net foreign exchange differences		11,293	(772)	-
Cash and cash equivalents at the end of the year	27	258,321	192,629	243,524

The notes on pages F-10 to F-61 form part of these financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2022

1. Reporting entity

Cazoo Group Ltd (the “Company”) is an exempted company incorporated under the laws of the Cayman Islands on March 24, 2021. The Company’s registered office is at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. The Company’s principal executive office is at 41 Chalton Street, London, NW1 1JD, United Kingdom. The Group’s principal activity is the operation of an e-commerce platform for buying and selling used cars.

The financial statements incorporate the accounts of the Company and entities controlled by the Company (“its subsidiaries”). The term “Group” means, prior to closing of the Transaction, Cazoo Holdings Limited, a private limited company organized under the law of England and Wales (“Cazoo Holdings”) and its consolidated subsidiaries and, for periods subsequent to closing of the Transaction, Cazoo Group Ltd and its subsidiaries.

The Transaction

On March 29, 2021, Ajax I, a Cayman Islands exempted company (“Ajax”), Cazoo Holdings and Capri Listco, a Cayman Islands exempted company (“Listco”), entered into the Business Combination Agreement (the “Business Combination Agreement”), as amended by the First Amendment thereto, dated as of May 14, 2021 which, among other things, provided that (i) Ajax would merge with and into the Company, with the Company continuing as the surviving company, (ii) the Company would acquire all of the issued and outstanding shares of Cazoo Holdings via exchange for a combination of shares of the Company and cash consideration and (iii) the Company would become tax resident in the UK following the consummation of the Transaction.

Upon consummation of the Transaction, shareholders of Ajax and Cazoo Holdings became shareholders of Listco, and Listco changed its name to “Cazoo Group Ltd.” Upon consummation of the Transaction Class A ordinary shares, par value $0.0001 per share (the “Class A Shares”) became listed on the NYSE under the symbol “CZOO”.

The financial statements are prepared as a continuation of the financial statements of Cazoo Holdings, the accounting acquirer, with a recapitalization to reflect the capital structure of Cazoo Group Ltd. The comparatives are based on the operations of Cazoo Holdings prior to the Transaction.

2. Significant accounting policies

2.1 Basis of preparation

These consolidated financial statements have been prepared in accordance with international accounting standards in conformity with the requirements of International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board (IASB). They were authorized for issue by the Company’s Board of Directors on March 30, 2023.

Details of the Group’s accounting policies are included in Note 3.

In preparing these financial statements, management has made judgements, estimates and assumptions that affect the application of the Group’s accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to estimates are recognized prospectively. The areas where judgements and estimates have been made in preparing the financial statements and their effect are disclosed in Note 4.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the year ended December 31, 2022

2. Significant accounting policies (continued)

2.2 Basis of consolidation

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries as at December 31, 2022. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if, and only if, the Group has:

●	Power over the investee
●	Exposure, or rights, to variable returns from its involvement with the investee
●	The ability to use its power over the investee to affect its returns

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with the Group’s accounting policies. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation.

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction.

The results of subsidiaries acquired are included from the date the Group obtained control of the subsidiary.

2.3 Basis of measurement

The financial statements have been prepared on the historical cost basis, except for financial assets, financial liabilities and share-based payments that have been measured at fair value.

2.4 New and amended standards and interpretations

The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective. Several amendments apply for the first time in 2022, but do not have an impact on the consolidated financial statements of the Group.

●	Reference to the Conceptual Framework – Amendments to IFRS 3
●	Property, Plant and Equipment: Proceeds before Intended Use – Amendments to IAS 16
●	Onerous Contracts – Costs of Fulfilling a Contract – Amendments to IAS 37
●	IFRS 9 Financial Instruments – Fees in the “10 per cent” test for derecognition of financial liabilities

2.5 Standards issued but not yet effective

The new and amended standards and interpretations that are issued, but not yet effective, up to the date of the issuance of the Group’s financial statements are listed below. The Group intends to adopt these new and amended standards, if applicable, when they become effective. The new standards and amendments are not expected to have a material impact on the Group.

Effective for annual reporting periods beginning on or after January 1, 2023:

●	Amendments to IAS 1: Classification of Liabilities as Current or Non-current
●	Definition of Accounting Estimates – Amendments to IAS 8
●	Disclosure of Accounting Policies – Amendments to IAS 1 and IFRS Practice Statement 2

2.6 Presentational currency

These financial statements are presented in Pounds Sterling, which is the Group’s functional currency. All amounts have been rounded to the nearest thousand, unless otherwise indicated.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the year ended December 31, 2022

2. Significant accounting policies (continued)

2.7 Going concern

The financial statements have been prepared on a going concern basis.

The Board of Directors have approved a budget for the financial year ended December 31, 2023 which targets a lower retail volume of 40,000-50,000 units compared to approximately 65,000 units in the year ended December 31, 2022. This plan is designed to allow the Group to focus on unit economics through higher margin, faster moving inventory and rationalization of its operational footprint. In line with the lower unit expectations for 2023 and the current economic climate, the plan includes the closure of certain vehicle preparation centers, customer collection centers and further headcount reductions, which are already underway. The plan is expected to deliver a significant reduction in the Group’s cash consumption and continued progress towards the Group’s goal of reaching profitability, without the need to raise further external funding over the going concern period to April 30, 2024. The 2023 budget has a forecast cash balance of over £120 million at December 31, 2023. The 2023 budget has then been extended through to April 30, 2024, for the going concern assessment, with a forecast cash balance of over £80 million at April 30, 2024.

The plan includes actions to increase liquidity such as a prospective sale and leaseback of owned property, the continued financing of UK retail inventory and the unwinding of the UK subscriptions business to realize cash from subscription vehicles in property, plant and equipment.

Given the stage of evolution of the Group, there are certain inherent uncertainties in forecasting operating performance, including gross profit margin. Therefore, in assessing the appropriateness of the going concern assumption, Management of the Group (“Management”) have assessed the probability of achieving the planned budget and the impact if this is not achieved. To do so we developed a severe but plausible downside scenario to the above base case, whereby the most sensitive assumptions have been flexed. These include gross profit margin increasing to only 5%, increasing overhead costs by £1 million per month, and reducing the proceeds from the planned sale and leaseback transactions by 50%. As part of this downside scenario Management have ignored potential incremental cash improvements from the early exit of closed vehicle preparation centers or customer collection centers, or other measures such as expenditure reduction which could improve cash balances. Under this downside scenario, the Group is forecast to still have cash of over £30 million at April 30, 2024. Whilst Management are confident that the approved budget provides significant liquidity for the Group, the ability of the Group to satisfy its current liabilities and maintain sufficient daily liquidity is dependent on successful execution of the plan, including actions which have not yet been implemented.

In the event that further actions to manage liquidity were to be necessary, Management may seek to reduce discretionary marketing spend, capex and/or headcount. Under all circumstances, Management will be seeking to sublet empty vehicle preparation centers and customer collection centers and to improve the mainland Europe exit plans. Management believes these mitigating actions, in combination, could give rise to additional savings of over £35 million in the period.

Therefore downside scenarios such as those described, and certain inherent uncertainties in forecasting operating performance, including gross profit margin, and the status of implementing those plans described above, combine to raise substantial doubt about the Group’s ability to continue as a going concern. Management’s plans to alleviate the conditions that raise substantial doubt regarding the Group’s ability to continue as a going concern cannot be guaranteed or are not entirely within the Company’s control and therefore cannot be considered probable.

The Group utilizes stocking finance to support inventory purchasing. In the UK, the business works with four lenders and had total available stocking facilities of £240 million at December 31, 2022, of which £162 million was utilized. The stocking facilities have no fixed end date but are subject to annual review. Management are proactively reducing the available facilities to reflect the lower volume 2023 budget. There are no financial covenants attached to these facilities. Certain of these facilities have triggers to revise the loan-to-value terms if cash falls below a certain level. If facilities were reduced, Management could choose to cash finance inventory in the short-term or reduce overall levels of inventory held, both scenarios being under Management’s control.

The Group also has debt in the form of Convertible Notes which bear regular interest at a fixed rate of 2.00% per year. Holders of the Convertible Notes have the right to require the Company to repurchase for cash all or a portion of their Convertible Notes at 100% of their principal amount, plus any accrued and unpaid interest, upon the occurrence of a Fundamental Change, which includes, among other things, if the Class A Shares cease to be listed on the New York Stock Exchange (“NYSE”), (as defined in the Indenture, dated February 16, 2022, between the Company and U.S. Bank Trust Company, National Association, as trustee (the “Indenture”)).

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the ordinary course of business and the Group maintaining a listing on the NYSE. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might result from the outcome of the uncertainties described above.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the year ended December 31, 2022

3. Accounting policies

3.1 Revenue

The Group evaluates revenue from contracts with customers based on the five-step model under IFRS 15: (1) identify the contract with the customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the separate performance obligations; and (5) recognize revenues when (or as) each performance obligation is satisfied.

Revenue is measured based on the consideration the Group expects to be entitled to in a contract with a customer and excludes amounts collected on behalf of third parties. The Group recognizes revenue when it transfers control over a product or service to a customer.

Retail

The Group sells reconditioned vehicles directly to its customers, primarily through its online platform. The prices of vehicles are set forth in the customer contracts at stand-alone selling prices, which are agreed prior to delivery. The Group satisfies its performance obligations for vehicle sales upon delivery when the transfer of title, risks, and rewards of ownership and control pass to the customer. The Group recognizes revenue at the agreed-upon purchase price stated in the contract less an estimate for returns. Estimates for returns are based on an analysis of historical experience, trends and sales data. Changes in these estimates are reflected as an adjustment to revenue in the period identified. The amount of consideration received for vehicles includes non-cash consideration representing the value of part exchange vehicles, if applicable. The value of part exchange vehicles is agreed by the customer at the time of purchase and is stated in the contract. Prior to the delivery of the vehicle, the payment is received, or financing has been arranged. Revenue is recognized net of sales tax.

Retail revenue also includes the fixed commission from the sale of a small number of vehicles where Cazoo acts as an agent. Under IFRS 15 only the net commission received from these sales is recorded within revenue, with 100% of that revenue contributing towards gross profit.

Contract liabilities relate to undelivered retail orders. Contract liabilities are recognized at the point when cash is received for the order and are derecognized into revenue upon delivery to the customer.

Retail revenue also comprises ancillary products (including financing commission, warranty commission, paint protection and any add-ons), together with delivery charges and admin fees. Ancillary revenues were previously included in “Other sales”. The comparatives for 2021 and 2020 have been restated for consistency.

Customers purchasing vehicles from the Group may enter into a contract for finance or enter a contract to extend their warranty after the initial 90-day inclusive period through the Group’s platform. The Group acts as an agent and receives a commission for the arrangement of these contracts from the principal. The Group recognizes commission revenue at the time of sale, net of a reserve for estimated contract cancellations. The reserve for cancellations is estimated based upon historical experience and recent trends and is reflected as a reduction in revenue. Changes in these estimates are reflected as an adjustment to revenue in the period identified.

Contract assets relate to commission revenue earned but not invoiced at the period end. The commission earned is conditional upon the delivery of the vehicle to the customer and no return being made by the customer.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the year ended December 31, 2022

3. Accounting policies (continued)

3.1 Revenue (continued)

Wholesale

The Group sells vehicles through car auctions to trade and other buyers. The vehicles sold via auction are primarily acquired from customers as part-exchanges or through our direct car buying channel that do not meet the Group’s quality standards to list and sell as retail vehicles. The Group satisfies its performance obligation for wholesale sales when the purchaser obtains control of the underlying vehicle which is at the point the vehicle is sold at auction.

Other sales

Other sales comprises revenue from walk-in servicing, subscription services, third-party reconditioning and the provision of data services.

At the Group’s customer centers, vehicle servicing products are offered including interim, full and major servicing, MOT tests, general repairs and one-off checks and treatments. The Group satisfies its performance obligations at the point the agreed work is completed. The Group recognizes revenue at the agreed purchase price net of sales tax.

The Group provided third-party reconditioning services during the year. The Group satisfies its performance obligations at the point the agreed work is completed.

Revenue from subscription services is recognized under IFRS 16 and as such is recognized on a straight-line basis over the contract period. The subscription service allows customers to subscribe for a vehicle over a period of time for a monthly fee as an alternative to ownership. Revenue from the provision of related services such as maintenance and breakdown are recognized separately in accordance with IFRS 15 – over time, as the service is provided.

The Group also provides data services whereby customers access selected Cazoo vehicle data for a monthly fee. Revenue is recognized in accordance with IFRS 15 based on actual data usage for these contracts.

3.2 Cost of sales

Cost of sales primarily relates to vehicle acquisition costs and reconditioning costs, as well as any necessary adjustments to reflect vehicle inventory at the lower of cost and net realizable value. Vehicle reconditioning costs are the direct costs associated with preparing the vehicles for resale and typically include the cost of parts, labor and inbound transportation costs. Cost of sales also includes the cost of providing drive-away insurance, fuel, vehicle warranty, buyers fees, and other costs incurred in providing ancillary products and services. Cost of sales also includes the depreciation of cars out on subscription.

3.3 Leasing

Group acting as a lessee

The Group assesses at contract inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

The Group applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The Group classifies assets with value less than £5,000 as low-value. The Group recognizes lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the year ended December 31, 2022

3. Accounting policies (continued)

3.3 Leasing (continued)

Group acting as a lessee (continued)

Right-of-use assets

The Group recognizes right-of-use assets at the commencement date of the lease (i.e. the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets, as follows:

Leasehold property	1 – 20 years
Fixtures and fittings	5 years
Subscription vehicles	1 – 3 years
Other motor vehicles	4 years

The estimated useful life of leasehold property has decreased in the year ended December 31, 2022 as a result of lease modifications during the year.

Depreciation of right-of-use subscription vehicles is recognized within cost of sales in the statement of profit or loss. Depreciation of other right-of-use assets is recognized within operating expenses in the statement of profit or loss.

Lease liabilities

At the commencement date of the lease, the Group recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. Variable lease payments that do not depend on an index or a rate are recognized as expenses (unless they are incurred to produce inventory) in the period in which the event or condition that triggers the payment occurs.

Interest on lease liabilities is recognized within finance expense in the statement of profit or loss.

Sale and leaseback

A sale and leaseback transaction is one where the Group sells an asset and immediately reacquires the use of the asset by entering into a lease with the buyer. The Group accounts for sale and leaseback transactions in accordance with IFRS 16. The Group derecognizes the underlying asset when it satisfies the criteria for the transfer of control to the buyer in accordance with IFRS 15. The Group recognizes the gain or loss, if any, that relates to the rights transferred to the buyer and adjusted for off-market terms. The Group recognizes a right-of-use asset and a lease liability for the leaseback.

Group acting as a lessor

The subscription of vehicles to customers is recognized under IFRS 16. When the Group acts as a lessor, it determines at the lease inception whether each lease is a finance lease or an operating lease. To classify each lease, the Group makes an overall assessment of whether the lease transfers substantially all of the risks and rewards incidental to ownership of the underlying asset. If this is the case, then the lease is a finance lease; if not, then it is an operating lease. As part of this assessment, the Group considers certain indicators such as whether the lease is for the major part of the economic life of the asset.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the year ended December 31, 2022

3. Accounting policies (continued)

3.3 Leasing (continued)

Group acting as a lessor (continued)

When the Group is an intermediate lessor, it accounts for its interests in the head lease and the sub-lease separately. It assesses the lease classification of a sub-lease with reference to the right-of-use asset arising from the head lease, not with reference to the underlying asset. If a head lease is a short-term lease to which the Group applies the short-term lease exemption, then it classifies the sub-lease as an operating lease.

If an arrangement contains lease and non-lease components, then the Group applies IFRS 15 to allocate the consideration in the contract.

The Group recognizes lease payments received under operating leases as revenue on a straight-line basis over the lease term as part of “Other sales”.

The Group recognizes finance income over the lease term, reflecting a constant periodic rate of return on the Group’s net investment in the lease. The Group applies the derecognition and impairment requirements in IFRS 9 to the net investment in the lease. The Group further regularly reviews estimated unguaranteed residual values used in calculating the gross investment in the lease.

3.4 Employee benefits

Short-term and long-term employee benefits

A liability is recognized for benefits accruing to employees in respect of wages and salaries, annual leave and sick leave in the period the related service is rendered at the undiscounted amount of the benefits expected to be paid in exchange for that service.

Liabilities recognized in respect of short-term employee benefits are measured at the undiscounted amount of the benefits expected to be paid in exchange for the related service.

Defined contribution schemes

Contributions to defined contribution pension schemes are charged to the statement of comprehensive income in the period to which they relate.

3.5 Share-based payments

Equity-settled share-based payments to employees are measured at the fair value of the equity instruments at the grant date.

The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Group’s estimate of equity instruments that will eventually vest, with a corresponding increase in equity. At the end of each reporting period, the Group revises its estimate of the number of equity instruments expected to vest. The impact of the revision of the original estimates, if any, is recognized in the statement of profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to the retained earnings.

Service and non-market performance conditions are not taken into account when determining the grant date fair value of awards, but the likelihood of the conditions being met is assessed as part of the Group’s best estimate of the number of equity instruments that will ultimately vest. Market performance conditions are reflected within the grant date fair value.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the year ended December 31, 2022

3. Accounting policies (continued)

3.5 Share-based payments (continued)

Save As You Earn (“SAYE”) scheme

The SAYE scheme is accounted for as an equity-settled share-based payment scheme. The fair value determined at the grant date of the SAYE scheme is expensed on a straight-line basis over the vesting period, based on the Group’s estimate of equity instruments that will eventually vest, with a corresponding increase in equity. The fair value is determined using a Black-Scholes option pricing model.

3.6 Government grants

Grants from the government are recognized at their fair value where there is reasonable assurance that the grant will be received, and the Group will comply with all attached conditions. The Group received subsidies for electric subscription vehicles from the German government during the year. Amounts received are initially recognized as deferred income and then recognized in the statement of profit or loss over the useful life of the asset.

In the prior years, the Group received funds in connection to the Job Retention Scheme launched as part of the UK Government’s response to the COVID-19 pandemic. Amounts received were recognized net within the statement of profit or loss as income or a reduction to expenses.

3.7 Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

Current tax

The tax currently payable is based on taxable profit for the period. Taxable profit differs from “profit before tax” as reported in the statement of profit or loss and other comprehensive income because of items of income or expense that are taxable or deductible in other years and items that are never taxable or deductible. The Group’s current tax is calculated using tax rates that have been enacted or substantively enacted by the end of the reporting period.

Deferred tax

Deferred tax assets and liabilities are recognized where the carrying amount of an asset or liability in the consolidated statement of financial position differs from its tax base, except for differences arising on:

●	the initial recognition of goodwill;
●	the initial recognition of an asset or liability in a transaction which is not a business combination and at the time of the transaction affects neither accounting or taxable profit; and
●	investments in subsidiaries and jointly controlled entities where the Group is able to control the timing of the reversal of the difference and it is probable that the difference will not reverse in the foreseeable future.

Recognition of deferred tax assets is restricted to those instances where it is probable that taxable profit will be available against which the difference can be utilized.

The amount of the asset or liability is determined using tax rates that have been enacted or substantively enacted by the reporting date and are expected to apply when the deferred tax assets are recovered.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when deferred income tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle balances on a net basis.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the year ended December 31, 2022

3. Accounting policies (continued)

3.7 Taxation (continued)

Current and deferred tax

Current and deferred tax are recognized in the statement of profit or loss, except when they relate to items that are recognized in other comprehensive income or directly in equity, in which case, the current and deferred tax are also recognized in other comprehensive income or directly in equity respectively. Where current tax or deferred tax arises from the initial accounting for a business combination, the tax effect is included in the accounting for the business combination.

3.8 Cash and cash equivalents

Cash and cash equivalents in the statement of financial position comprises cash at banks and short-term highly liquid deposits with a maturity of three months or less, that are readily convertible to a known amount of cash and subject to insignificant risk of change in value.

3.9 Business combinations

The acquisition of subsidiaries and businesses is accounted for using the acquisition method in accordance with IFRS 3. The consideration for each acquisition is measured at the aggregate of fair values of assets given, liabilities incurred or assumed, and equity instruments issued by the Group in exchange for control of the acquiree. Acquisition related costs other than those associated with the issue of debt or equity securities, are recognized in the consolidated statement of comprehensive income as incurred.

At the acquisition date the identifiable assets acquired and liabilities assumed are recognized at their fair value with the exception of deferred tax assets and liabilities, which are measured in accordance with IAS 12 - income taxes. Identifiable net assets include the recognition of any separately identifiable intangible assets.

Deferred and contingent consideration are measured at fair value at the date of acquisition. Where the amounts payable are classified as a financial liability any subsequent change in the fair value is charged/credited to the Group’s consolidated statement of comprehensive income. Amounts classified as equity are not subsequently remeasured. Where consideration to management shareholders is contingent on their continued employment the amount is recognized as a remuneration expense in the statement of comprehensive income over the deferral period.

3.10 Property, plant and equipment

Items of property, plant and equipment are measured at cost less accumulated depreciation and any accumulated impairment losses.

If significant parts of an item of property, plant and equipment have different useful lives, then they are accounted for as separate items (major components) of property, plant and equipment. Any gain or loss on disposal of an item of property, plant and equipment is recognized in the statement of profit or loss. Subsequent expenditure is capitalized only if it is probable that the future economic benefits associated with the expenditure will flow to the Group.

Subscription vehicles are transferred from property, plant and equipment to inventory at their carrying amount when existing subscription contracts come to an end.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the year ended December 31, 2022

3. Accounting policies (continued)

3.10 Property, plant and equipment (continued)

Depreciation is provided on all items of property, plant and equipment so as to write off their carrying value over their expected useful economic lives. It is provided at the following range:

Freehold buildings	50 years
Leasehold improvements	5 – 50 years
Fixtures and fittings	3 – 15 years
Computer equipment	1 – 5 years
Subscription vehicles	1 – 13 years
Other motor vehicles	1 – 5 years
Plant and machinery	3 – 15 years

The residual values and economic lives of assets are reviewed on an annual basis. Freehold land is not depreciated.

3.11 Intangible assets and goodwill

Intangible assets

Intangible assets with finite useful lives that are acquired separately are carried at cost less accumulated amortization and accumulated impairment losses. Amortization is recognized on a straight-line basis over their estimated useful lives. Amortization is recognized within operating expenses in the statement of profit or loss. The estimated useful life and amortization method are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis.

Domain names	1 – 5 years
Development costs and software	3 – 10 years
Customer relationships	1 year
Brand	1 year

Internally-generated intangible assets

Expenditure on research activities is recognized as an expense in the period in which it is incurred.

An internally-generated intangible asset arising from development (or from the development phase of an internal project) is recognized if, and only if, all of the following have been demonstrated:

●	the technical feasibility of completing the intangible asset so that it will be available for use or sale;
●	the intention to complete the intangible asset and use or sell it;
●	the ability to use or sell the intangible asset;
●	how the intangible asset will generate probable future economic benefits;
●	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and
●	the ability to measure reliably the expenditure attributable to the intangible asset during its development.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the year ended December 31, 2022

3. Accounting policies (continued)

3.11 Intangible assets and goodwill (continued)

Internally-generated intangible assets (continued)

The amount initially recognized for internally-generated intangible assets is the sum of the expenditure incurred from the date when the intangible asset first meets the recognition criteria listed above. Expenditure includes both employees of the Group and external contractors contributing to the development projects. Where no internally-generated intangible asset can be recognized, development expenditure is recognized in the statement of profit or loss in the period in which it is incurred.

Subsequent to initial recognition, internally-generated intangible assets are reported at cost less accumulated amortization and accumulated impairment losses, on the same basis as intangible assets that are acquired separately.

Goodwill

Goodwill arising on a business combination represents the difference between the fair value of the consideration paid and the fair value of assets and liabilities acquired and is recorded as an intangible asset. Goodwill is not subsequently subject to amortization but is tested for impairment annually and whenever the Directors have an indication that it may be impaired. For the purposes of impairment testing, goodwill is allocated to the cash-generating units expected to benefit from the combination. Any impairment in carrying value is charged to the consolidated statement of comprehensive income.

3.12 Impairment of tangible and intangible assets other than goodwill

At the end of each reporting period, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). When it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. When a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

Intangible assets not yet available for use are tested for impairment at least annually, and whenever there is an indication that the asset may be impaired.

Recoverable amount is the higher of fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in the statement of profit or loss.

When an impairment loss subsequently reverses, the carrying amount of the asset (or a cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in the statement of profit or loss.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the year ended December 31, 2022

3. Accounting policies (continued)

3.13 Inventory

Inventory consists of vehicles purchased, direct and indirect vehicle reconditioning costs, including parts and labor and inbound transportation costs.

Inventory is stated at the lower of cost and net realizable value. The costs of inventory are determined by specific identification. Net realizable value is the estimated selling price less costs to complete and transport the vehicles. Selling prices are derived from historical data and trends, such as sales price and inventory turn times of similar vehicles, as well as independent market data. Each reporting period the Group recognizes any necessary adjustments to reflect vehicle inventory at the lower of cost or net realizable value through cost of sales.

3.14 Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that the Group will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. When a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows (when the effect of the time value of money is material).

3.15 Convertible Notes and embedded derivative

The Convertible Notes are accounted for as a hybrid financial instrument comprising: (i) a liability for the principal and interest amount, and (ii) a single compound embedded derivative instrument for the conversion options and premium feature.

The host contract is classified as a financial liability because there is an obligation to make fixed interest payments on a quarterly basis and there is an obligation to deliver cash to the holder on redemption of the Convertible Notes at the maturity date.

The holder’s conversion option is not classified as equity as it does not meet the “fixed-for-fixed” criterion. This is because the Company’s contractual obligation, being denominated in a foreign currency (USD), represents a variable amount of cash on settlement.

Financial liability

The financial liability was initially measured at fair value less transaction costs. The fair value of the liability was calculated as the residual transaction price after deducting the fair value of the embedded derivative.

The financial liability is subsequently measured at amortized cost using the effective interest method. Interest expense is recognized within finance expense in the statement of profit or loss.

The financial liability is translated from USD to GBP at the exchange rate at the reporting date in accordance with IAS 21, with the exchange rate difference recognized within other income and expenses in the statement of profit or loss.

The capital element of the financial liability is presented as non-current as it is not due to be repaid until February 2027. However, the accrued interest as at December 31, 2022 is presented as current, as it will be settled within the next twelve months.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the year ended December 31, 2022

3. Accounting policies (continued)

3.15 Convertible loan notes and embedded derivative (continued)

Embedded derivative

The compound embedded derivative for the conversion options and premium feature was initially measured at fair value. The embedded derivative is subsequently remeasured at fair value at each reporting date with changes in fair value recognized in other income and expenses within the statement of profit or loss. The fair value of the embedded derivative is determined using a Monte-Carlo simulation to model the conversion, redemption and repayment premium features.

The embedded derivative is translated from USD to GBP at the exchange rate at the reporting date in accordance with IAS 21, with the exchange rate difference recognized within other income and expenses in the statement of profit or loss.

The embedded derivative is presented as non-current as the maturity exceeds twelve months from the reporting date and the Company intends to hold the derivative for more than twelve months from the reporting date.

3.16 Warrants

Warrants are classified and accounted for as derivative financial liabilities and are initially recognized at their fair value. The warrants are subsequently re-measured at fair value at each reporting date with changes in fair value recognized in other income and expenses within the statement of profit or loss. The fair value is determined using a Black-Scholes model for the private warrants.

3.17 Financial instruments

Financial assets and financial liabilities are recognized when an entity becomes a party to the contractual provisions of the instruments.

Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value are recognized immediately in the statement of profit or loss.

Financial assets

All recognized financial assets are subsequently measured in their entirety at either amortized cost or fair value, depending on the classification of the financial assets.

Classification of financial assets

Financial assets that meet the following conditions are subsequently measured at amortized cost:

●	the financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows; and
●	the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the year ended December 31, 2022

3. Accounting policies (continued)

3.17 Financial instruments (continued)

Financial assets (continued)

Financial assets that meet the following conditions are subsequently measured at fair value through other comprehensive income (“FVOCI”):

●	the financial asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling the financial assets; and
●	the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Amortized cost and effective interest method

Interest income is recognized using the effective interest method for financial assets measured at amortized cost. For financial instruments other than purchased or originated credit-impaired financial assets, interest income is calculated by applying the effective interest rate to the gross carrying amount of the financial asset. Interest income is recognized in the statement of profit or loss within finance income.

Impairment of financial assets

The Group recognizes a loss allowance for expected credit losses on trade receivables, other receivables, and accrued income. The amount of expected credit loss is updated at each reporting date to reflect changes in credit risk since the initial recognition of the respective financial instrument.

The Group recognizes lifetime expected credit losses (“ECL”) for trade receivables, other receivables, and amounts due from customers under contracts. The expected credit losses on these financial assets are estimated using a provision matrix based on the Group’s historical credit loss experience, adjusted for factors that are specific to the debtors, general economic conditions and an assessment of both the current as well as the forecast direction of conditions at the reporting date, including time value of money where appropriate.

Lifetime ECL represents the expected credit losses that will result from all possible default events over the expected life of a financial instrument.

Significant increase in credit risk

In assessing whether the credit risk on a financial asset has increased significantly since initial recognition, the Group compares the risk of a default occurring on the financial assets as at the reporting date with the risk of a default occurring on the financial asset as at the date of initial recognition. In making this assessment, the Group considers both quantitative and qualitative information that is reasonable and supportable.

Financial liabilities

All financial liabilities are subsequently measured at amortized cost using the effective interest method or at fair value through profit or loss (“FVTPL”).

Financial liabilities subsequently measured at amortized cost

Financial liabilities that are not (i) contingent consideration of an acquirer in a business combination, (ii) held for trading, or (iii) designated as at FVTPL, are subsequently measured at amortized cost using the effective interest method.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the year ended December 31, 2022

3. Accounting policies (continued)

3.17 Financial instruments (continued)

Financial liabilities (continued)

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that discounts estimated future cash payments (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial liability, or (where appropriate) a shorter period, to the amortized cost of a financial liability.

Derecognition of financial liabilities

The Group derecognizes financial liabilities when, and only when, the Group’s obligations are discharged, cancelled or have expired. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable, including any non-cash assets transferred or liabilities assumed, is recognized in the statement of profit or loss.

Fair value measurement

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

Level 1 — Quoted (unadjusted) market prices in active markets for identical assets or liabilities

Level 2 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable

Level 3 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable

3.18 Business segments

The Board of Directors has been identified as the Group’s chief operating decision maker. The monthly reporting pack provided to the Board has been used as the basis for determining the Group’s operating segments. The key financial performance metrics monitored by the chief operating decision maker include revenue, gross profit, operating expenses and adjusted EBITDA.

During the year ended December 31, 2022 there was a change in the segmentation of the Group following the launch of the Cazoo retail proposition in Europe. The monthly reporting pack provided to the Board disaggregated the performance of the business on a UK and EU basis. Management has therefore determined that there exist two operating segments, UK and EU.

The UK segment’s results are equivalent to the Group’s results from continuing operations which are disclosed in the statement of profit or loss. The EU segment has been classified as a discontinued operation and the Group has not disclosed the results within the segment disclosures in Note 10 in accordance with IFRS 8.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the year ended December 31, 2022

3. Accounting policies (continued)

3.19 Assets held for sale and discontinued operations

The Group classifies non-current assets and disposal groups as held for sale if their carrying amounts will be recovered principally through a sale transaction rather than through continuing use. Non-current assets and disposal groups classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell. Costs to sell are the incremental costs directly attributable to the disposal of an asset (disposal group), excluding finance expense and income tax expense.

The criteria for held for sale classification is regarded as met only when the sale is highly probable, and the asset or disposal group is available for immediate sale in its present condition. Actions required to complete the sale should indicate that it is unlikely that significant changes to the sale will be made or that the decision to sell will be withdrawn. Management must be committed to the plan to sell the asset and the sale expected to be completed within one year from the date of the classification.

Property, plant and equipment and intangible assets are not depreciated or amortized once classified as held for sale.

Assets and liabilities classified as held for sale are presented separately as current items in the statement of financial position.

Discontinued operations are excluded from the results of continuing operations and are presented as a single amount as profit or loss after tax from discontinued operations in the statement of profit or loss.

Additional disclosures are provided in Note 12. All other notes to the financial statements include amounts for continuing operations, unless indicated otherwise.

When the Group loses control over a subsidiary, it derecognizes the assets and liabilities of the subsidiary, and any components of equity. Any resulting gain or loss is recognized in the statement of profit or loss.

3.20 Foreign currency

Foreign currency transactions

Transactions in foreign currencies are translated into the Group’s functional currency (Pounds Sterling) at the exchange rates at the dates of the transactions.

Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rate at the reporting date. Non-monetary assets and liabilities that are measured at fair value in a foreign currency are translated into the functional currency at the exchange rate when the fair value was determined. Non-monetary items that are measured based on historical cost in foreign currency are translated at the exchange rate at the date of the transaction.

Foreign currency differences are recognized in the statement of profit or loss and presented within other income and expenses.

Foreign operations

The assets and liabilities of foreign (non-UK) operations, including goodwill and fair value adjustments arising on acquisition, are translated at the exchange rates at the reporting date. The income and expenses of foreign operations are translated at the exchange rates at the dates of the transactions.

Foreign currency differences are recognized in other comprehensive income and accumulated in the translation reserve.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the year ended December 31, 2022

4. Accounting judgements and estimates

4.1 Judgements

Revenue recognition – Principal / agent arrangements

The process of determining whether Cazoo acts as a principal or agent in certain transactions requires detailed analysis of the specific facts and circumstances of the transaction concerned. Management judgement is applied in the assessment of the transaction against the three indicators in IFRS 15:

●	Assessment of whether Cazoo is primarily responsible for fulfilling the promise to provide the specified good or service.
●	Assessment of whether Cazoo has inventory risk before the specified good or service has been transferred to a customer or after transfer of control to the customer.
●	Assessment of whether Cazoo has discretion in establishing the price for the specified good or service.

Revenue includes the fixed commission from the sale of a small number of vehicles where Cazoo acts as an agent.

Recognition of acquired intangibles on acquisition

The process of recognizing intangible assets acquired in an acquisition requires a judgement in assessing the intangibles that exist in the acquired business and assessing fair value. An intangible asset acquired as part of a business combination is recognized if it can be separately identified and it is a probable source of economic benefits.

The Group acquired brumbrum S.p.A in the year ended December 31, 2022. For the acquisition, the Group has recognized goodwill and a number of separately identifiable intangibles. The Group engaged a third-party valuation expert for the purchase price allocation exercise in relation to each acquisition to mitigate the risk associated with the recognition and valuation of assets and liabilities at the acquisition date. The details of all assets and liabilities recognized upon acquisition of subsidiaries is set out in Note 14.

Capitalization of development time

Time spent by the Group’s employees, and external contractors under the direction of the Group’s employees, in software development is capitalized as an internally generated intangible asset when the requirements of IAS 38 and of Group policy are both met. Management judgement is applied in the assessment of the project against the development criteria of IAS 38 in the following areas:

●	Assessment of whether the project meets the six requirements of IAS 38 to be considered an internally generated asset, as set out in Note 3.11.
●	Assessment of the point in time when the project moved from an exploratory phase into a development phase.
●	Assessment of the proportion of employee and contractor output that is directly attributable to developmental activities.

Determination of cash-generating units (“CGUs”)

Judgement is applied in the determination of CGUs for impairment testing. Management have carefully considered the cash inflows of each group of assets and how they are monitored. As a result, management have identified three CGUs (UK, France and Germany, and Cazana) based on the lowest level at which largely independent cash flows are generated. Management have also considered secondary factors such as monitoring by management and how management makes decisions about continuing or disposing of assets and operations in helping to identify its CGUs. Further information on the three CGUs and impairment testing are disclosed in Note 16.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the year ended December 31, 2022

4. Accounting judgements and estimates (continued)

4.2 Estimates

Impairment of intangible assets and goodwill

Impairment exists when the carrying value of an asset or cash generating unit exceeds its recoverable amount. The value in use calculation is based on a discounted cash flow (“DCF”) model. The cash flows are derived from the budget for the next five years. The recoverable amount is sensitive to the discount rate used for the DCF model as well as the expected future cash-inflows and the growth rate used for extrapolation purposes. These estimates are most relevant to goodwill recognized by the Group. The key assumptions used to determine the recoverable amount for the different CGUs, including a sensitivity analysis, are disclosed and further explained in Note 16.

Net realizable value of inventory

Vehicles held in inventory are stated at the lower of cost and net realizable value. The calculation of net realizable value requires an estimate of the expected selling price of each vehicle held in inventory. This estimate is made using a combination of historical data of the Group and independent market data. Independent market data provides a view to recent market activity for vehicles with similar attributes to those held in stock. This, combined with recent sales data of the Group, is used to estimate the expected selling prices of inventory. At each reporting period the Group recognizes any necessary adjustments to reflect vehicle inventory at the lower of cost or net realizable value through cost of sales. See Note 17 for further details of the inventory provision, including a sensitivity analysis.

Share-based payments

Estimating the fair value of equity-settled employee share options requires determination of the most appropriate valuation model, which depends on the terms and conditions of the grant. This estimate also requires determination of the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield and making assumptions about them. For the measurement of the fair value of equity-settled transactions with employees at the grant date, the Group uses a Monte-Carlo model for Executive director grants and a Black-Scholes model for the SAYE scheme. The assumptions and models used for estimating fair value for share-based payment transactions are disclosed in Note 26.

Convertible Notes and embedded derivative

The valuation of the Convertible Notes and embedded derivative requires the use of option pricing models or other valuation techniques. The fair value of the embedded derivative is determined using a Monte-Carlo simulation to model the conversion, redemption and repayment premium features. The key assumption used for estimating the fair value of the embedded derivative is the volatility and credit spread. Further details are disclosed in Note 24.

Warrants

The valuation of the Group’s warrants requires the use of option pricing models or other valuation techniques. The fair value is determined using a Black-Scholes model for the private warrants. The key assumption used for estimating the fair value of the private warrants is the volatility. Further details are disclosed in Note 24.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the year ended December 31, 2022

4. Accounting judgements and estimates (continued)

4.2 Estimates (continued)

Leases - Estimating the incremental borrowing rate

The Group cannot readily determine the interest rate implicit in its leases, therefore, it uses its incremental borrowing rate (“IBR”) to measure lease liabilities. The IBR is the rate of interest that the Group would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment. The IBR therefore reflects what the Group “would have to pay”, which requires estimation when no observable rates are available or when they need to be adjusted to reflect the terms and conditions of the lease. The Group estimates the IBR using observable inputs when available and is required to make certain entity-specific estimates.

5. Revenue

5.1 Disaggregated revenue information

The following is an analysis of the Group’s revenue for the year from continuing operations. Revenue recognized from continuing operations has arisen entirely within the UK.

	Year ended December 31 2022 £’000	Year ended December 31 2021 £’000	Year ended December 31 2020 £’000
Type of goods or services
Retail[1]	1,103,557	515,711	153,541
Wholesale	116,541	103,203	8,667
Other sales[1]	28,493	36,509	-
	1,248,591	655,423	162,208

Timing of revenue recognition
Goods and services transferred at a point in time	1,231,204	645,952	162,208
Goods and services transferred over time	17,387	9,471	-
	1,248,591	655,423	162,208

[1]

Retail includes the aggregate retail sales price and ancillary products (including financing commission, warranty commission, paint protection and any add-ons), together with delivery charges and admin fees, from all vehicles sold through the Group’s retail channel in the year. Ancillary revenues were previously presented in “Other sales”. The comparatives for 2021 and 2020 have been restated for consistency (ancillary revenues were £15.2 million for the year ended 31 December, 2021 and £3.1 million for the year ended December 31, 2020).

5.2 Contract balances

Revenue expected to be recognized in the future related to performance obligations that are unsatisfied (or partially unsatisfied) at the year-end is summarized as below.

	Within one month as at December 31, 2022	Within one month as at December 31, 2021
	£’000	£’000

Undelivered vehicles	19,374	7,911

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the year ended December 31, 2022

6. Operating expenses

Operating loss from continuing operations is stated after charging:

	Year ended December 31 2022 £’000	Year ended December 31 2021 £’000	Year ended December 31 2020 £’000

Depreciation of property, plant and equipment and right-of-use assets	34,900	21,172	5,897
Amortization of intangible assets	19,332	30,475	1,292
Impairment of intangible assets and goodwill	299,377	5,493	-
Expensed research and development costs	16,106	8,154	6,697

7. Employee benefit expenses

Employee benefit expenses (including Directors) comprise:

	Year ended December 31 2022 £’000	Year ended December 31 2021 £’000	Year ended December 31 2020 £’000

Wages and salaries	132,742	71,219	10,913
Employer’s national insurance	13,990	7,772	2,092
Short-term non-monetary benefits	1,114	430	416
Defined contribution pension cost	6,387	3,408	871
Share-based payment expenses	44,496	43,871	3,759
	198,729	126,700	18,051

8. Finance income and expense

	Year ended December 31	Year ended December 31	Year ended December 31
	2022	2021	2020
	£’000	£’000	£’000
Finance income
Interest on bank deposits	2,111	232	486

Total finance income	2,111	232	486

Finance expense
Interest on Convertible Notes	(41,351)	-	-
Interest on loans and borrowings	(6,940)	(3,327)	(1,000)
Interest on lease liabilities	(5,048)	(1,336)	(298)

Total finance expense	(53,339)	(4,663)	(1,298)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the year ended December 31, 2022

9. Other income and expenses

	Year ended December 31 2022 £’000	Year ended December 31 2021 £’000	Year ended December 31 2020 £’000

Fair value movement in the Convertible Notes and embedded derivative	198,769	-	-
Fair value movement in the warrants	47,097	26,671	-
Foreign exchange movements	(51,630)	-	-
IFRS 2 expense on the Transaction (non-cash)	-	(240,810)	-
	194,236	(214,140)	-

10. Segment information

Revenue recognized from continuing operations has arisen entirely within the UK (2021 and 2020: all UK).

The following table presents the Group’s non-current assets by geographic location.

	At December 31 2022 £’000	At December 31 2021 £’000
Non-current assets
UK	262,541	496,245
EU	1,855	48,446

Total	264,396	544,691

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the year ended December 31, 2022

11. Taxation

Tax credit

	Year ended December 31	Year ended December 31	Year ended December 31
	2022 £’000	2021 £’000	2020 £’000

Current tax:
Adjustment in respect of prior years	-	190	-

Deferred tax:
Origination and reversal of timing differences	(5,997)	(3,867)	(969)
Adjustment in respect of prior years	-	191	-
Effect of tax rate change on opening balance	(1,355)	1,324	-

Tax credit	(7,352)	(2,162)	(969)

The tax credit for the year can be reconciled to the statement of profit and loss as follows:

	Year ended December 31	Year ended December 31	Year ended December 31
	2022 £’000	2021 £’000	2020 £’000

Loss before tax from continuing operations	(525,474)	(531,454)	(99,847)
Loss before tax from discontinued operations	(188,422)	(17,759)	(3,809)

Current corporation tax rate of 19%	(99,840)	(98,727)	(18,971)
Impact of difference in overseas tax rates	(17)	-	-
Expenses not deductible for tax purposes	977	55,356	1,238
Adjustment in respect of previous periods	-	381	-
Impact of rate change	(1,355)	1,402	-
Deferred tax asset not recognized	35,867	64,336	17,733
Impact of share scheme	9,089	-	-
Impairment of goodwill	47,927	-	-
Utilization of deferred tax previously unrecognized	-	(23,862)	-
Difference between corporation tax and deferred tax rate	-	(423)	-
Benefit of tax incentives	-	(625)	-
Research and development claim – prior year	-	-	(969)

Tax credit	(7,352)	(2,162)	(969)

The tax credit is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the Group operates and generates taxable income. Deferred taxation is determined using tax rates that are substantively enacted at the balance sheet date and are expected to apply when the asset is realized. Deferred tax assets are recognized to the extent it is probable that they will be recoverable against future taxable profits.

Changes to UK corporation tax rates were substantively enacted by the Finance Bill 2021 (on May 24, 2021). These included an increase in the corporation tax rate from 19% to 25% from April 1, 2023. Deferred tax balances have been remeasured accordingly where appropriate.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the year ended December 31, 2022

11. Taxation (continued)

Deferred tax

	At December 31	At December 31
	2022 £’000	2021 £’000

Deferred tax assets
Share-based payments	622	10,822
Losses	506	2,081
Short-term timing differences	-	119
Other temporary differences	-	67
Total deferred tax assets recognized	1,128	13,089

Deferred tax liabilities
Fixed asset temporary differences	-	(5,280)
Intangible asset differences	-	(6,632)
Other temporary differences	(1,128)	(1,263)
Total deferred tax liabilities	(1,128)	(13,175)

Deferred tax liabilities, net	-	(86)

Reconciliation of deferred tax liabilities, net

£’000

At December 31, 2020	-

Income tax recognized in the income statement	6,084
Prior year adjustments	(191)
Business combinations	(13,404)
Equity	7,425
At December 31, 2021	(86)

Income tax recognized in the income statement	9,989
Prior year adjustments	23
Business combinations	(2,501)
Equity	(7,425)
At December 31, 2022	-

The Group has unutilized tax losses of £554.1 million (2021: £488.3 million) which are available against future taxable profits for an indefinite period.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the year ended December 31, 2022

12. Discontinued operations

On September 8, 2022, the Group announced the conclusion of its strategic review of its business in mainland Europe. Following a review of a range of strategic options, Management concluded that Cazoo would focus exclusively on its core opportunity in the UK. As a result, the Group commenced an orderly winddown of its operations in mainland Europe. On October 31, 2022, the Group sold its Italian operations, Cazoo Trading Italy S.p.A., to Aramis Group SA. brumbrum was previously acquired on January 31, 2022, refer to Note 14 for further details. On December 15, 2022, the Group sold its Spanish subscription business, Swipcar 2017, S.L., to Renting Finders S.L.

At December 31, 2022, the EU segment was classified as a discontinued operation. The comparative year ended December 31, 2021 has been restated to show the EU segment as a discontinued operation. There was no EU segment in 2020.

In December 2022, management committed to a plan to sell Cluno GmbH. Accordingly, Cluno GmbH is presented as a disposal group held for sale.

For the comparative year ended December 31, 2020, the Imperial Car Supermarkets Limited (“Imperial”) dealership centers were treated as a discontinued operation in accordance with IFRS 5. The dealership centers were converted to Cazoo Customer Centers in order to align with the Group’s online strategy.

Results of discontinued operations

	Year ended December 31 2022 £’000	Year ended December 31 2021 £’000	Year ended December 31 2020 £’000

Revenue	158,384	12,391	27,194
Expenses	(325,779)	(29,098)	(30,315)
Loss from operations	(167,395)	(16,707)	(3,121)

Finance income	19	1	-
Finance expense	(4,019)	(1,053)	(688)
Loss on sale of discontinued operations	(14,509)	-	-
Impairment loss on remeasurement of the disposal group	(2,518)	-	-
Loss before tax from discontinued operations	(188,422)	(17,759)	(3,809)

Tax expense	2,660	3,542	-

Loss for the year from discontinued operations	(185,762)	(14,217)	(3,809)

Earnings per share:
Basic loss per ordinary share from discontinued operations	£(4.87)	£(0.42)	£(0.15)
Diluted loss per ordinary share from discontinued operations	£(4.87)	£(0.42)	£(0.15)

Net cash flows from/(used in) discontinued operations:
Operating	(79,232)	(122,646)	23,581
Investing	(57,127)	(38,109)	-
Financing	(29,134)	29,110	(34,987)

Net cash outflow	(165,493)	(131,645)	(11,406)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the year ended December 31, 2022

12. Discontinued operations (continued)

Effect of disposal on the financial position of the Group

£’000

Property, plant and equipment	(12,333)
Right-of-use assets	(5,720)
Inventory	(5,570)
Trade and other receivables	(6,020)
Cash and cash equivalents	(10,800)
Trade and other payables	3,424
Loans and borrowings	14,731
Lease liabilities	5,878
Provisions	770
Net assets and liabilities	(15,640)

Consideration received, satisfied in cash	1,131
Cash and cash equivalents disposed of	(10,800)
Net cash outflow	(9,669)

Disposal group held for sale

The major classes of assets and liabilities of Cluno GmbH classified as held for sale as at December 31, 2022 are as follows:

£’000

Property, plant and equipment	39,369
Right-of-use assets	878
Intangible assets	1,729
Inventory	7,865
Trade and other receivables	3,522
Cash and cash equivalents	12,442
Assets held for sale	65,805

Trade and other payables	(4,504)
Loans and borrowings	(29,062)
Lease liabilities	(1,003)
Provisions	(5,033)
Liabilities associated with assets held for sale	(39,602)

Net assets directly associated with disposal group	26,203

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the year ended December 31, 2022

13. Earnings per share

	Year ended December 31 2022	Year ended December 31 2021	Year ended December 31 2020
	£’000	£’000	£’000

Loss for the year:
Continuing operations	(518,122)	(529,292)	(98,878)
Discontinued operations	(185,762)	(14,217)	(3,809)
Total loss for the year	(703,884)	(543,509)	(102,687)

Weighted average number of ordinary shares:
Basic weighted average number of ordinary shares	38,080,782	33,398,652	25,758,091
Dilutive effect of share options, Note 24	-	-	-
Dilutive effect of warrants, Note 24	-	-	-
Diluted weighted average number of ordinary shares	38,080,782	33,398,652	25,758,091

Basic loss per ordinary share from continuing operations	£(13.61)	£(15.85)	£(3.84)
Diluted loss per ordinary share from continuing operations	£(13.61)	£(15.85)	£(3.84)

Basic loss per ordinary share from discontinued operations	£(4.87)	£(0.42)	£(0.15)
Diluted loss per ordinary share from discontinued operations	£(4.87)	£(0.42)	£(0.15)

Basic loss per ordinary share	£(18.48)	£(16.27)	£(3.99)
Diluted loss per ordinary share	£(18.48)	£(16.27)	£(3.99)

The basic and diluted loss per ordinary share has been adjusted retrospectively for the reverse stock split which became effective on February 8, 2023. Refer to Note 28 for further details.

14. Acquisitions

14.1 brumbrum S.p.A

On January 31, 2022, the Group acquired 100% of the share capital of brumbrum S.p.A (“brumbrum”) which was renamed Cazoo Trading Italy S.p.A. post acquisition. Total consideration was £59.9 million, with £27.7 million paid in cash, £3.0 million of deferred consideration, £6.2 million of debt assumed and discharged and £23.1 million through the issue of Class A Shares. The acquisition balance sheet included £3.7 million of cash. Total consideration net of cash acquired was £56.2 million.

Founded in 2016, brumbrum was based in Milan and operated a 40,000 square meter vehicle preparation center in Reggio Emilia. The business offered vehicles for sale, finance or subscription for delivery across Italy.

The purchase has been accounted for as a business combination under the acquisition method in accordance with IFRS 3. The audited consolidated financial statements include the results of brumbrum for the period from the acquisition date.

In calculating goodwill arising from the acquisition, the fair value of net assets acquired was assessed and no material adjustments from book value were made to existing assets and liabilities. The Group recognized a number of separately identifiable intangible assets as part of the acquisition.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the year ended December 31, 2022

14. Acquisitions (continued)

14.1 brumbrum S.p.A (continued)

Details of the amounts are set out in the table below.

£’000
Property, plant and equipment	7,342
Right-of-use assets	6,276
Inventory	1,752
Trade and other receivables	6,401
Cash and cash equivalents	3,743
Trade and other payables	(6,992)
Loans and borrowings	(10,194)
Lease liabilities	(6,276)
Provisions	(631)
Total net assets acquired	1,421

Intangible assets recognized on acquisition:
Brand	4,158
Customer relationships	3,669
Software	2,592
Deferred tax arising on intangible assets	(2,501)
Total intangible assets recognized on acquisition	7,918

Total identifiable net assets at fair value	9,339
Goodwill	50,597
Purchase consideration transferred	59,936

Satisfied by:
Cash	27,694
Deferred consideration	2,955
Debt assumed and discharged	6,236
Shares issued	23,051
Purchase consideration transferred	59,936

At the date of the acquisition, the carrying amount of trade and other receivables was £6.4 million, all of which was expected to be collectible in the short-term. As such, there was no difference between the carrying amount and fair value of trade and other receivables at the date of acquisition.

The Group measured the acquired lease liabilities using the present value of the remaining lease payments at the date of acquisition. The right-of-use assets were measured at an amount equal to the lease liabilities.

Software acquired represented brumbrum’s platform system and website, which had been developed in-house and was considered to be brumbrum owned intellectual property. The brand was considered to be highly recognizable in Italy. An intangible asset was recognized for significant customer relationships.

Goodwill was attributable mainly to the skills and technical talent of brumbrum’s workforce.

The fair value of the Class A Shares issued at the date of acquisition was determined as £3.52 per Class A Share, which was the closing share price of the Class A Shares on the acquisition date.

Transaction costs of £1.0 million have been expensed and are included in administrative expenses in the statement of profit or loss and are part of operating cash flows in the statement of cash flows.

Following the winddown of operations in mainland Europe, brumbrum was classified as a discontinued operation. Refer to Note 12 for further details.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the year ended December 31, 2022

15. Property, plant and equipment

	Freehold property	Leasehold improvements	Fixtures and fittings	Computer equipment	Subscription vehicles	Other motor vehicles	Plant and machinery	Total
	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000
Cost
At December 31, 2020	14,907	13,702	3,949	598	-	2,742	659	36,557
Additions	-	12,419	5,210	2,245	82,314	8,011	810	111,009
Acquisition of subsidiaries	15,921	4,081	1,418	1,013	25,346	367	2,692	50,838
Disposals	-	-	-	(3)	(963)	-	(17)	(983)
Transfers	-	-	-	-	(1,713)	791	-	(922)
FX revaluation	-	-	-	-	(736)	-	-	(736)

At December 31, 2021	30,828	30,202	10,577	3,853	104,248	11,911	4,144	195,763
Additions	-	17,144	2,066	2,340	66,494	11,149	926	100,119
Acquisition of subsidiaries	-	168	330	2	6,781	-	61	7,342
Disposals	-	(134)	(446)	(672)	(14,044)	(11,212)	(28)	(26,536)
Disposal of subsidiaries	-	(183)	(471)	(14)	(12,212)	(11)	(74)	(12,965)
Sale and leasebacks	(14,159)	-	-	-	-	-	-	(14,159)
Assets held for sale	-	-	(116)	(225)	(48,317)	-	-	(48,658)
Transfers from inventory	-	-	-	-	22,255	-	-	22,255
Transfers to inventory	-	-	-	-	(70,427)	-	-	(70,427)
FX revaluation	-	15	17	13	2,735	20	2	2,792

At December 31, 2022	16,669	47,202	11,957	5,297	57,513	11,857	5,031	155,526

Accumulated depreciation
At December 31, 2020	-	(634)	(415)	(168)	-	(75)	(51)	(1,343)
Depreciation charge for the year	-	(4,247)	(1,495)	(830)	(5,938)	(1,630)	(542)	(14,682)
Disposals	-	-	-	-	1,244	-	-	1,244
Transfers	-	-	-	-	43	(66)	-	(23)
FX revaluation	-	-	-	-	(4)	-	-	(4)

At December 31, 2021	-	(4,881)	(1,910)	(998)	(4,655)	(1,771)	(593)	(14,808)
Depreciation charge for the year	(429)	(7,844)	(2,460)	(1,821)	(15,429)	(3,110)	(927)	(32,020)
Disposals	-	162	154	103	1,682	1,501	-	3,602
Disposal of subsidiaries	-	16	41	7	549	1	18	632
Assets held for sale	-	-	90	125	3,327	-	-	3,542
Transfers to inventory	-	-	-	-	6,707	-	-	6,707
FX revaluation	-	(1)	5	(10)	(460)	(4)	2	(468)

At December 31, 2022	(429)	(12,548)	(4,080)	(2,594)	(8,279)	(3,383)	(1,500)	(32,813)

Net book value
At December 31, 2022	16,240	34,654	7,877	2,703	49,234	8,474	3,531	122,713
At December 31, 2021	30,828	25,321	8,667	2,855	99,593	10,140	3,551	180,955

The Group completed sale and leaseback transactions during the year ended December 31, 2022 resulting in freehold property with a carrying value of £14.2 million being derecognized from property, plant and equipment (2021: £nil). A loss on rights transferred of £1.9 million (2021: £nil, 2020: £nil) is recognized in the statement of profit or loss within administrative expenses.

The Group disposed of property, plant and equipment with a carrying value of £22.9 million during the year ended December 31, 2022 largely as a result of the Revised Business Plans.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the year ended December 31, 2022

16. Intangible assets and goodwill

	Goodwill	Development costs and software	Customer relationships	Brand	Domain names	Total
	£’000	£’000	£’000	£’000	£’000	£’000
Cost
At December 31, 2020	22,693	5,353	-	-	51	28,097
Additions	-	14,237	-		22	14,259
Acquisition of subsidiaries	196,147	36,588	21,109	2,746	-	256,590
At December 31, 2021	218,840	56,178	21,109	2,746	73	298,946
Additions	-	18,078	-	-	55	18,133
Acquisition of subsidiaries	50,597	2,592	3,669	4,158	-	61,016
Assets held for sale	-	(2,487)	-	-	-	(2,487)
At December 31, 2022	269,437	74,361	24,778	6,904	128	375,608

Accumulated amortization
At December 31, 2020	-	(1,428)	-	-	(9)	(1,437)
Charge for the year	-	(6,622)	(21,109)	(2,746)	(25)	(30,502)
Impairment loss	-	(5,493)	-	-	-	(5,493)
At December 31, 2021	-	(13,543)	(21,109)	(2,746)	(34)	(37,432)
Charge for the year	-	(18,641)	(653)	-	(38)	(19,332)
Impairment loss	(269,437)	(26,622)	(3,016)	(4,158)	-	(303,233)
Assets held for sale	-	758	-	-	-	758
At December 31, 2022	(269,437)	(58,048)	(24,778)	(6,904)	(72)	(359,239)

Net book value
At December 31, 2022	-	16,313	-	-	56	16,369
At December 31, 2021	218,840	42,635	-	-	39	261,514

The Group capitalized £15.8 million of employee and contractor development expenditure in the year ended December 31, 2022 (2021: £11.1 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the year ended December 31, 2022

16. Intangible assets and goodwill (continued)

Impairment testing

For the purposes of impairment testing, intangible assets and goodwill have been allocated to the Group’s CGUs as below.

	At December 31 2022	At December 31 2021
	£’000	£’000
Intangible assets
UK	16,369	32,696
France and Germany	-	5,096
Cazana	-	4,304
Spain	-	578
	16,369	42,674

Goodwill
UK	-	136,833
France and Germany	-	82,007
Cazana	-	-
Spain	-	-
	-	218,840

The Group performed its annual impairment test in December 2022 which considered both qualitative and quantitative factors.

UK

The recoverable amount of the UK CGU of £491.2 million as at December 31, 2022 (2021: £1,658.6 million) has been determined based on a value in use calculation using cash flow projections covering a seven-year period. This was extrapolated from the 2023 budget which was approved by the Board of Directors. The pre-tax discount rate applied to cash flow projections is 21.3% (2021: 15.7%) and cash flows beyond the seven-year period are extrapolated using a 2.0% growth rate (2021: 2.0%). As a result of the analysis, there is an impairment charge of £136.7 million (2021: headroom of £1,004.7 million).

For value in use calculations, cash flows are typically forecast for a five-year period. Management has used a longer period of seven years for the UK CGU to better reflect the medium-term growth expectations for this CGU and the stage of growth of the Company.

Cazana

The recoverable amount of the Cazana CGU of £2.7 million as at December 31, 2022 (2021: £4.6 million) has been determined based on a value in use calculation using cash flow projections covering a five-year period. This was extrapolated from the 2023 budget which was approved by the Board of Directors. The pre-tax discount rate applied to cash flow projections is 18.1% (2021: 23.3%) and cash flows beyond the five-year period are extrapolated using a 2.0% growth rate (2021: 2.0%). As a result of the analysis, there is headroom of £1.0 million (2021: impairment charge of £5.5 million) and management did not identify an impairment for this CGU.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the year ended December 31, 2022

16. Intangible assets and goodwill (continued)

Key assumptions and sensitivity analysis

The key assumptions used in the estimation of the recoverable amount are set out below.

Discount rates

The discount rate calculation is based on the specific circumstances of the Group and its CGUs and is derived from its weighted average cost of capital (WACC). An increase in the pre-tax discount rate to 22.3% (i.e. +1.0%) in the UK CGU would result in an additional impairment charge of £54.6 million. An increase in the pre-tax discount rate above 28.9% (i.e. +10.8%) in the Cazana CGU would result in impairment.

Gross margins

Gross margins increase over the budget period to reflect the Group’s focus on unit economics through higher margin and faster moving inventory, with a long-term retail GPU target of approximately £2,000. A decrease in the gross margin by 1.0% in the UK CGU would result in further impairment of £157.8 million. A decrease in the gross margin by 1.0% in the Cazana CGU would reduce the headroom but not result in impairment.

Terminal growth rate

The terminal growth rate is used to extrapolate cash flows beyond the forecast period. A decrease in the terminal growth rate by 1.0% in the UK CGU would result in further impairment of £26.9 million. A decrease in the terminal growth rate by 1.0% in the Cazana CGU would reduce the headroom but not result in impairment.

17. Inventory

	At December 31 2022	At December 31 2021
	£’000	£’000

Finished goods and work in progress	232,565	364,585

At each reporting period the Group recognizes any necessary adjustments to reflect vehicle inventory at the lower of cost or net realizable value. Further detail on the estimates made in the calculation of net realizable value is set out in Note 4.2.

As at December 31 the inventory provision is stated as follows:

	At December 31 2022	At December 31 2021
	£’000	£’000

Gross inventory	235,245	369,532
Inventory provision	(2,680)	(4,947)

Inventory	232,565	364,585

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the year ended December 31, 2022

17. Inventory (continued)

During the year £1,175.1 million (2021: £447.2 million, 2020: £161.2 million) was recognized as an expense for inventory carried at net realizable value. This is recognized in cost of sales.

The sensitivity of the inventory provision, based upon a 2% change in the expected selling price of inventory input, is as follows:

	Change in expected selling price estimate	Change in inventory provision 2022	Change in inventory provision 2021
	%	£’000	£’000

Inventory provision	+2	683	1,417
Inventory provision	-2	(1,071)	(1,904)

As at December 31, 2022 inventory of £170.7 million (2021: £273.3 million) was held as security against stocking loans.

18. Trade and other receivables

	At December 31 2022	At December 31 2021
	£’000	£’000

Trade receivables	24,475	15,021
Prepayments	21,255	28,124
Contract assets	248	3,451
VAT recoverable	8,445	30,499
Other receivables	12,336	10,982
	66,759	88,077
Allowance for expected credit losses	(4,000)	(225)

Total trade and other receivables	62,759	87,852

Current	56,259	77,884
Non-current	6,500	9,968

Contract assets relate to revenue earned from ancillary products. They are short term in nature and are derecognized within one month of the reporting period end across both 2022 and 2021 financial years.

Set out below is the movement in the allowance for expected credit losses of trade and other receivables:

Allowance for expected credit losses
£’000

At December 31, 2020	-

Provision for expected credit losses	225
At December 31, 2021	225

Provision for expected credit losses	3,775
At December 31, 2022	4,000

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the year ended December 31, 2022

19. Trade and other payables

	At December 31 2022	At December 31 2021
	£’000	£’000

Trade payables	18,141	29,224
Accruals and other creditors	25,192	25,279
Tax and social security payables	5,494	11,316
Contract liabilities	19,374	7,911
Deferred consideration	-	5,554

Total trade and other payables	68,201	79,284

Current	68,201	79,284
Non-current	-	-

Contract liabilities relate to undelivered vehicles. They are short term in nature and are derecognized within one month of the reporting period end across both 2022 and 2021 financial years.

20. Loans and borrowings

The book value of loans and borrowings are as follows:

	At December 31	At December 31
	2022	2021
	£’000	£’000
Current
Stocking loans	161,592	169,170
Subscription facilities	14,983	10,188
Secured asset financing	1,479	-
Bank loans	30	635
Mortgages	-	547
	178,084	180,540
Non-current
Stocking loans	-	8,809
Subscription facilities	-	56,987
Secured asset financing	4,113	-
Bank loans	-	815
Mortgages	-	1,502
	4,113	68,113

Total loans and borrowings	182,197	248,653

The carrying value of loans and borrowings classified as financial liabilities measured at amortized cost approximates fair value. Details of the interest rates, maturity and security details of loans and borrowings are set out in Note 24.

The Group’s loans and borrowings are mainly denominated in Pounds Sterling.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the year ended December 31, 2022

21. Provisions

	Dilapidation	Restructuring	Other	Total
	£’000	£’000	£’000	£’000

At December 31, 2020	3,363	-	-	3,363

Acquisition of subsidiaries	3,549	-	-	3,549
Recognized during the year	1,073	-	-	1,073

At December 31, 2021	7,985	-	-	7,985

Acquisition of subsidiaries	-	-	631	631
Recognized during the year	1,464	36,877	1,979	40,320
Utilized during the year	(697)	(5,740)	-	(6,437)
Reversed during the year	-	(1,406)	-	(1,406)
Liabilities held for sale	-	(5,033)	-	(5,033)
Disposal of subsidiaries	-	-	(770)	(770)

At December 31, 2022	8,752	24,698	1,840	35,290

Current	-	24,698	1,840	26,538
Non-current	8,752	-	-	8,752

The dilapidation provisions relate to the expected reinstatement costs of leased office buildings, vehicle preparation centers, collection centers and vehicles back to the conditions required by the lease. Cash outflows associated with the dilapidation provisions are to be incurred at the end of the relevant lease term, between 4 and 20 years.

The restructuring provision relates to actions being undertaken as part of the Group’s Revised Business Plans including redundancy costs. Cash outflows associated with the restructuring provision are to be largely incurred within 12 months.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the year ended December 31, 2022

22. Leases

Group acting as a lessee

The Group has lease contracts for its offices, customer collection centers, transporter motor vehicles and furniture and fittings. The Group’s obligations under its leases are secured by the lessor’s title to the leased assets.

The carrying amounts and movement in the right-of-use assets are set out below:

	Leasehold property	Fixtures and fittings	Subscription vehicles	Other motor vehicles	Total
	£’000	£’000	£’000	£’000	£’000
Cost
At December 31, 2020	48,332	74	-	8,247	56,653
Additions	13,271	-	2,942	9,048	25,261
Acquisition of subsidiaries	29,268	-	5,536	-	34,804
Disposals	(5,096)	-	(624)	(220)	(5,940)
Transfers	-	-	-	(791)	(791)
FX revaluation	-	-	(151)	-	(151)
At December 31, 2021	85,775	74	7,703	16,284	109,836

Additions	31,670	-	11,913	3,306	46,889
Acquisition of subsidiaries	6,276	-	-	-	6,276
Sale and leasebacks	6,930	-	-	-	6,930
Disposals	(2,428)	-	-	(2,529)	(4,957)
Disposal of subsidiaries	(6,449)	-	-	-	(6,449)
Assets held for sale	-	-	(4,696)	-	(4,696)
Transfers	-	-	(818)	-	(818)
FX revaluation	202	-	223	68	493
At December 31, 2022	121,976	74	14,325	17,129	153,504

Accumulated depreciation
At December 31, 2020	(4,839)	(18)	-	(1,076)	(5,933)
Depreciation charge for the year	(8,108)	(15)	(3,157)	(2,829)	(14,109)
Disposals	2,251	-	-	143	2,394
Transfers	-	-	-	66	66
At December 31, 2021	(10,696)	(33)	(3,157)	(3,696)	(17,582)

Depreciation charge for the year	(16,485)	(15)	(4,790)	(4,268)	(25,558)
Disposals	2,738	-	-	1,407	4,145
Disposal of subsidiaries	729	-	-	-	729
Assets held for sale	-	-	3,818	-	3,818
Transfers	-	-	-	-	-
FX revaluation	(48)	-	(177)	(17)	(242)
At December 31, 2022	(23,762)	(48)	(4,306)	(6,574)	(34,690)

Net book value
At December 31, 2022	98,214	26	10,019	10,555	118,814
At December 31, 2021	75,079	41	4,546	12,588	92,254

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the year ended December 31, 2022

22. Leases (continued)

Group acting as a lessee (continued)

In February 2022, the Group sold two of its customer collection centers and leased them back for 20 years. The Group accounted for the sale and leaseback transactions in accordance with IFRS 16 and recognized a right-of-use asset and a lease liability for the leaseback.

The carrying amount and movement in the lease liabilities are set out below:

Lease liabilities
£’000

At December 31, 2020	48,048

Additions	26,228
Acquisition of subsidiaries	36,352
Interest	1,338
Payments	(18,597)
Terminations	(2,969)
At December 31, 2021	90,400

Additions	51,757
Acquisition of subsidiaries	6,276
Interest	5,245
Payments	(29,198)
Terminations	(2,307)
Sale and leasebacks	5,466
Transfers	(3,529)
Disposals of subsidiaries	(5,878)
Assets held for sale	(1,003)
FX revaluation	231
At December 31, 2022	117,460

The following are the amounts recognized in the statement of profit and loss in respect of lease agreements:

	Year ended December 31 2022	Year ended December 31 2021	Year ended December 31 2020
	£’000	£’000	£’000
Depreciation expense	25,558	14,109	5,570
Interest on lease liabilities	5,209	1,338	652
Total	30,767	15,447	6,222

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the year ended December 31, 2022

22. Leases (continued)

Group acting as a lessor

The Group has entered into operating leases on its subscription vehicles. These leases have terms of between one and three years.

Future minimum rentals receivable under non-cancellable operating leases are as follows:

	At December 31 2022	At December 31 2021
	£’000	£’000
Within one year	776	1,602
Greater than one year but not more than five years	97	469
Total	873	2,072

23. Share capital

Issued and fully paid share capital

	2022	2021
	Number ’000	Number ’000	2022 £’000	2021 £’000

Class A ordinary shares of $0.0001 per share	768,798	112,010	55	8
Class C ordinary shares of $0.0001 per share	-	640,924	-	47
	768,798	752,934	55	55

On February 26, 2022, the Class C Shares automatically converted into Class A Shares on a one-for-one basis in accordance with the Articles. The share capital numbers above are before giving effect to the reverse stock split which became effective on February 8, 2023. Refer to Note 28 for further details.

	Share capital	Share premium	Merger reserve
	£’000	£’000	£’000

At December 31, 2020	-	266,120	181,250

Acquisition of subsidiaries	-	5,365	65,348
Warrants exercised	-	11,967	-
Recapitalization at the Transaction
- Group restructuring	49	70,086	174,236
- PIPE share issuance	6	583,936	-
- Transaction costs	-	(34,888)	-

At December 31, 2021	55	902,586	420,834

Acquisition of subsidiaries	-	23,051	-

At December 31, 2022	55	925,637	420,834

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the year ended December 31, 2022

24. Financial instruments

24.1 Financial assets

Set out below is an overview of financial assets, other than cash and short-term deposits, held by the Group as at December 31, 2022 and December 31, 2021:

	At December 31	At December 31
	2022	2021
	£’000	£’000
Financial assets at amortized cost
Trade receivables	24,475	14,796
Contract assets	248	3,451
Lease deposits	5,664	5,124
Total financial assets	30,387	23,371

Current	24,723	18,247
Non-current	5,664	5,124

24.2 Financial liabilities

On February 16, 2022, the Company issued $630.0 million in aggregate principal amount of 2.00% Convertible Senior Notes due 2027. This was equivalent to £460.0 million in net proceeds, with £208.7 million attributable to the financial liability and £251.3 million attributable to the embedded derivative.

The Convertible Notes will be convertible at the option of the holders at any time after November 6, 2022 and prior to the close of business on the second scheduled trading day immediately preceding February 16, 2027. In addition, the Company may force the conversion of the Convertible Notes on or after February 16, 2025, if the trading price of the Company’s Class A Shares exceeds 150% of the conversion price for at least 20 trading days (whether or not consecutive) in any consecutive 30 trading day period.

If the Convertible Notes have not been converted, repurchased or redeemed at or prior to February 16, 2027, holders of the Convertible Notes will also be entitled to payment of a premium at maturity of the Convertible Notes, equal to 50% of the principal amount of the Convertible Notes. The premium is payable in cash, Class A Shares, or a combination of cash and Class A Shares at the option of the Company. The premium will not be payable if the trailing 10 trading day volume weighted average price of the Class A Shares is above $135.00 (after giving effect to the reverse stock split) for any trading day beginning on (and excluding) March 4, 2024 and ending on (and including) March 18, 2024 (the “premium fall-away trigger”), provided that in connection with a share exchange event on or prior to March 4, 2024 involving a third party acquirer, the premium fall-away trigger shall be tested using the fair market value of the consideration paid per Class A Share on the date of the share exchange event or if resulting in less consideration, the date on which any lock-up applicable to holders of the Class A Shares expires after the share exchange event. For the avoidance of doubt, this premium will not be payable by the Company (i) in the event of a mandatory conversion on or prior to the maturity date, (ii) in the event of a voluntary conversion by a holder on or prior to the maturity date, (iii) in connection with the redemption of the Convertible Notes on or prior to the maturity date, or (iv) in connection with a make-whole Fundamental Change or an offer to purchase Convertible Notes upon a Fundamental Change.

The Convertible Notes were not guaranteed or secured upon issuance but will receive the benefit of any guarantees or security provided at any time for the benefit of certain other indebtedness of the Company for borrowed money issued or incurred in the future, other than indebtedness incurred to purchase, finance or refinance the purchase of vehicles, vehicle parts, supplies and inventory and certain other indebtedness. The Indenture also contains covenants, events of default and other provisions which are customary for offerings of convertible notes.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the year ended December 31, 2022

24. Financial instruments (continued)

24.2 Financial liabilities (continued)

Set out below is an overview of financial liabilities held by the Group as at December 31, 2022 and December 31, 2021:

Financial liabilities: Interest-bearing loans and borrowings

	Interest rate		At December 31 2022	At December 31 2021
	%	Maturity	£’000	£’000
Current
Convertible Notes	2%	Within one year	1,301	—
Stocking loans	Base rate + 0.5% – 2.2%	On earlier of sale or 180 days	161,592	169,170
Subscription facilities	Base rate + 1.7%	Within one year	14,983	10,188
Secured asset financing	3% – 7%	Within one year	1,479	—
Bank loans		Within one year	30	635
Mortgages			—	547
Lease liabilities	1% – 13%	Within one year	28,596	18,826
			207,981	199,366

Non-current
Convertible Notes	2%	2027	265,631	—
Stocking loans			—	8,809
Subscription facilities			—	56,987
Secured asset financing	3% – 7%	2027	4,113	—
Bank loans			—	815
Mortgages			—	1,502
Lease liabilities	1% – 13%	2024 – 2042	88,864	71,574
			358,608	139,687

The Convertible Notes are accounted for as a hybrid financial instrument comprising: (i) a liability for the principal and interest amount, and (ii) a single compound embedded derivative instrument for the conversion options and premium feature. The embedded derivative is presented within Financial liabilities at fair value through profit or loss on the next page.

The stocking loans are secured against the inventory of the Group. The stocking loan facilities have varying due dates, ranging from the earlier of a sale of a vehicle by the Group to a customer or 180 day term from the inception of the individual loan. The stocking loans rates are in reference to the Bank of England base rate or SONIA. At December 31, 2022, the Group had available a maximum of £240.0 million of committed stocking loans.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the year ended December 31, 2022

24. Financial instruments (continued)

24.2 Financial liabilities (continued)

Other financial liabilities

	At December 31 2022	At December 31 2021
	£’000	£’000
Financial liabilities at fair value through profit or loss
Warrants	515	42,692
Embedded derivative	82,108	—
	82,623	42,692

Current	—	—
Non-current	82,623	42,692

As at December 31, 2022 there were 41,254,566 warrants outstanding. The warrants entitle the holder to purchase one Class A ordinary share of Cazoo Group Ltd at a current exercise price of $230.00 per share (after giving effect to the reverse stock split). Until warrant holders acquire the Class A Shares upon exercise of such warrants, they have no rights with respect to the Class A Shares.

	Public	Private	Total
	Number	Number	Number
At December 31, 2021	20,124,748	21,129,818	41,254,566
At December 31, 2022	20,124,748	21,129,818	41,254,566

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the year ended December 31, 2022

24. Financial instruments (continued)

24.3 Fair value

Management assessed that the fair value of trade receivables, other receivables, stocking loans, subscription facilities and trade and other payables approximate their carrying value due to the short-term maturities of these instruments.

The fair value of trade receivables, other receivables, stocking loans, subscription facilities and trade and other payables has been measured using Level 3 valuation inputs.

Public warrants are classified as Level 1 due to the use of an observable market quote in an active market. Private warrants are classified as Level 3 due to the use of unobservable inputs. The fair value is determined using a Black-Scholes model for the private warrants.

The embedded derivative of the Convertible Notes is classified as Level 3 due to the use of unobservable inputs. The fair value is determined using a Monte-Carlo simulation to model the conversion, redemption and repayment premium features.

The following table provides the fair value measurement hierarchy of the Group’s financial assets and financial liabilities:

	Level 1	Level 2	Level 3	Total
At December 31, 2022	£’000	£’000	£’000	£’000
Warrants	166	-	349	555
Embedded derivative	-	-	82,108	82,108
	166	-	82,457	82,623

	Level 1	Level 2	Level 3	Total
At December 31, 2021	£’000	£’000	£’000	£’000
Warrants	13,418	-	29,274	42,692

The following information is relevant in the determination of fair value of the private warrants and the embedded derivative at December 31, 2022:

	Private warrants	Embedded derivative

At December 31, 2022
Expected term (years)	7	4
Expected volatility	93.4%	62.3%
Credit spread	N/A	25.9%
Dividend yield	Nil	Nil
Risk free interest rate	3.9%	4.1%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the year ended December 31, 2022

24. Financial instruments (continued)

24.3 Fair value (continued)

The following information is relevant in the determination of fair value of the private warrants at December 31, 2021:

Private warrants

At December 31, 2021
Expected term (years)	7
Expected volatility	47.1%
Dividend yield	Nil
Risk free interest rate	1.4%

Reconciliation of fair values

The fair value movements are set out as follows:

	Public warrants	Private warrants	Embedded derivative	Total
	£’000	£’000	£’000	£’000
At December 31, 2020	-	-	-	-

Warrants issued upon acquisition of Drover	-	6,566	-	6,566
Fair value movement	-	102	-	102
Exercise of warrants	-	(6,667)	-	(6,667)
Warrants issued in the Transaction	22,475	46,887	-	69,362
Fair value movement	(9,057)	(17,614)	-	(26,671)
At December 31, 2021	13,418	29,274	-	42,692

Issuances	-	-	251,287	251,287
Fair value movement	(14,799)	(32,298)	(198,769)	(245,866)
Foreign exchange movements	1,547	3,373	29,590	34,510
At December 31, 2022	166	349	82,108	82,623

The fair value decrease and foreign exchange movements is recognized in the statement of profit or loss within other income and expenses.

Sensitivity analysis

For the private warrants, a 100 basis point increase in the expected volatility rate would increase the fair value by £0.02 million.

For the embedded derivative, a 100 basis point increase in the expected volatility rate would increase the fair value by £0.04 million. A 100 basis point increase in the credit spread would decrease the fair value by £2.8 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the year ended December 31, 2022

24. Financial instruments (continued)

24.4 Interest rate risk management

Interest rate risk is the risk that changes in interest rates will affect the income and financial management of the Group. The Group is exposed to interest rate risk through its stocking loans and subscription facilities where interest is charged in reference to a base interest rate. However, the exposure to interest rate risk is minimal since the Group is in a net cash position as at December 31, 2022 and December 31, 2021 and is therefore able to reduce exposure through repayment of the facilities. The Group does not hedge against interest rate risk.

	Change	Effect on profit before tax 2022	Effect on profit before tax 2021
	in basis points	£’000	£’000
Loans and borrowings	+100	(2,350)	(1,393)
Loans and borrowings	-100	1,754	95

A 100 basis points decrease in interest rates would have less effect on profit before tax than a 100 basis points increase in interest rates because the Group’s stocking loans and subscription facilities are generally subject to reference rate floors.

24.5 Foreign currency risk management

Foreign currency risk is the risk that the fair value or future cash flows of an exposure will fluctuate because of changes in foreign exchange rates. The Group is exposed to foreign currency risk through its remaining operating activities in Europe (when revenue and expenses are denominated in Euros) and through certain expenses denominated in US dollars. The Group does not currently hedge against currency risk through the use of financial instruments such as foreign currency swaps.

The following tables demonstrate the sensitivity to a reasonably possible change in EUR exchange rate, with all other variables held constant. The impact on the Group’s profit before tax is due to changes in the fair value of monetary assets and liabilities. The Group’s exposure to foreign currency changes for all other currencies is not material.

	Increase/decrease	Effect on profit before tax from discontinued operations	Effect on pre-tax equity
	in EUR rate	£’000	£’000
2022	+5%	(8,613)	(6,516)
	-5%	8,613	6,516
2021	+5%	(1,336)	(1,170)
	-5%	1,336	1,170

24.6 Credit risk management

Credit risk is the risk of financial loss to the Group if a customer or bank (“counterparty”) fails to meet its contractual obligations resulting in a financial loss to the Group. The Group is exposed to credit risk from its operating activities (primarily trade receivables) and from its financing activities, including deposits with banks and financial institutions.

For retail and wholesale sales, the Group’s exposure to credit risk is minimal since the settlement of amounts due for the sale of a vehicle to a consumer is completed prior to the delivery of the vehicle. The trade receivables balance represents customer funds to be received from our consumer finance partners and payment gateway provider.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the year ended December 31, 2022

24. Financial instruments (continued)

24.6 Credit risk management (continued)

For subscription sales and third-party reconditioning, the expected credit losses are estimated using a provision matrix based on the Group’s historical credit loss experience, adjusted for factors that are specific to the debtors, general economic conditions and an assessment of both the current as well as the forecast direction of conditions at the reporting date, including time value of money where appropriate.

Credit risk from balances with banks and financial institutions is managed in accordance with the Group’s treasury policy. The Group’s maximum exposure to credit risk on cash and cash equivalents is the carrying amount of cash and cash equivalents on the statement of financial position.

24.7 Liquidity risk management

Liquidity risk refers to the ability of the Group to meet the obligations associated with its financial liabilities that are settled as they fall due.

The treasury strategy of the Group is to retain cash on the balance sheet by financing the purchase of inventory and to maximize interest received while maintaining liquidity and flexibility in the availability of funds.

The table below summarizes the maturity profile of the Group’s financial liabilities based upon contractual undiscounted payments:

	Less than one year	1 to 5 years	Over 5 years	Total
At December 31, 2022	£’000	£’000	£’000	£’000

Convertible Notes	10,411	554,366	-	564,777
Stocking loans	164,478	-	-	164,478
Subscription facilities	15,354	-	-	15,354
Secured asset financing	1,727	4,408	-	6,135
Bank loans	30	-	-	30
Lease liabilities	24,203	56,324	72,644	153,171
Trade payables	68,201	-	-	68,201
Total	284,404	615,098	72,644	972,146

	Less than one year	1 to 5 years	Over 5 years	Total
At December 31, 2021	£’000	£’000	£’000	£’000

Stocking loans	169,170	8,809	-	177,979
Subscription facilities	12,155	65,797	-	77,952
Bank loans	741	869	-	1,610
Mortgages	600	1,653	-	2,253
Lease liabilities	18,917	46,772	34,526	100,215
Trade payables	29,224	-	-	29,224
Total	230,807	123,900	34,526	389,233

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the year ended December 31, 2022

24. Financial instruments (continued)

24.8 Changes in liabilities arising from financial activities

	Stocking loans	Subscription facilities	Secured asset financing	Bank loans	Mortgages	Lease liabilities	Convertible Notes and embedded derivative	Warrants	Total
	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000

At December 31, 2020	86,709	-	-	-	3,494	48,048	-	-	138,251

New leases	-	-	-	-	-	26,228	-	-	26,228
Acquisition of subsidiaries	-	19,878	-	1,468	-	36,352	-	6,566	64,264
Issue of debt	665,325	107,683	-	30	-	-	-	-	773,038
Repayment	(574,055)	(60,386)	-	(48)	(1,445)	(18,597)	-	-	(654,531)
Terminations	-	-	-	-	-	(2,969)	-	-	(2,969)
Net accrued interest	-	-	-	-	-	1,338	-	-	1,338
Warrants issued and exercised	-	-	-	-	-	-	-	62,695	62,695
Fair value movement	-	-	-	-	-	-	-	(26,569)	(26,569)
At December 31, 2021	177,979	67,175	-	1,450	2,049	90,400	-	42,692	381,745

New leases	-	-	-	-	-	51,757	-	-	51,757
Sale and leasebacks	-	-	-	-	-	5,466	-	-	5,466
Transfers	-	-	-	-	-	(3,529)	-	-	(3,529)
Acquisition of subsidiaries	-	10,193	-	-	-	6,276	-	-	16,469
Disposal of subsidiaries	-	(14,731)	-	-	-	(5,878)	-	-	(20,609)
Issue of debt	1,202,039	101,967	5,971	3	11	-	460,021	-	1,770,012
Repayment	(1,218,426)	(120,559)	(379)	(1,423)	(2,060)	(29,198)	-	-	(1,372,045)
Terminations	-	-	-	-	-	(2,307)	-	-	(2,307)
Net accrued interest	-	-	-	-	-	5,245	33,425	-	38,670
Fair value movement	-	-	-	-	-	-	(198,769)	(47,098)	(245,867)
Foreign exchange movements	-	-	-	-	-	231	54,363	4,921	59,515
Liabilities held for sale	-	(29,062)	-	-	-	(1,003)	-	-	(30,065)
At December 31, 2022	161,592	14,983	5,592	30	-	117,460	349,040	515	649,212

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the year ended December 31, 2022

24. Financial instruments (continued)

24.9 Hedge accounting

The Group has not entered into any agreements designed to hedge financial risk in the year ended December 31, 2022 (2021: none, 2020: none).

24.10 Derecognition of financial instruments

The Group has not recorded any gains or losses arising through the derecognition of financial assets or financial liabilities in the year ended December 31, 2022 (2021: none, 2020: none).

The Company is not subject to any externally imposed capital requirements.

24.11 Capital management

For the purposes of the Group’s capital management, capital includes cash raised through the issue of share capital and stocking and subscription loans. The primary objective of the Group’s capital management is to finance operational and developmental activities. Stocking loans are used specifically by the Group to finance the purchase of inventory.

	At December 31 2022	At December 31 2021
	£’000	£’000
Inventory	232,565	364,585
Stocking loans	(161,592)	(177,979)
Net inventory	70,973	186,606

Cash and cash equivalents	258,321	192,629

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the year ended December 31, 2022

25. Group information

Subsidiaries

As at December 31, 2022 the consolidated financial statements of the Group include:

Name	Country of incorporation	Principal activities	Equity interest
Cazoo Holdings Limited	United Kingdom	Activities of other holding companies	100%
Cazoo Limited	United Kingdom	Sale of motor vehicles	100%
Cazoo Properties Limited	United Kingdom	Activities of other holding companies	100%
Imperial Car Supermarkets Limited	United Kingdom	Sale of motor vehicles	100%
Imperial Cars of Swanwick Limited	United Kingdom	Sale of motor vehicles	100%
Carsaz Limited	United Kingdom	Sale of motor vehicles	100%
Cazoo Subscription Services Limited	United Kingdom	Renting and leasing of motor vehicles	100%
Fantastic Cars Limited	United Kingdom	Renting and leasing of motor vehicles	100%
Cazoo Wholesale Services Limited	United Kingdom	Maintenance and repair of motor vehicles	100%
Cazoo Data Services Limited	United Kingdom	Other business support service activities not elsewhere classified	100%
Project Chicago Newco Limited	United Kingdom	Non-trading company	100%
Arctos Holdings Limited	United Kingdom	Activities of other holding companies	100%
Moorgate House (Newco) Limited	United Kingdom	Dormant company	100%
GBJ Developments Limited	United Kingdom	Non-trading company	100%
CD Auction Group Limited	United Kingdom	Sale of motor vehicles	100%
Cazoo Support Services Limited	United Kingdom	Maintenance and repair of motor vehicles	100%
Ensco 1109 Limited	United Kingdom	Activities of other holding companies	100%
SMH Fleet Solutions Limited	United Kingdom	Maintenance and repair of motor vehicles	100%
Vans 365 Limited	United Kingdom	Sale of vans	100%
CZO Data Services, Unipessoal, Lda	Portugal	Other business support service activities not elsewhere classified	100%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the year ended December 31, 2022

25. Group information (continued)

Subsidiaries (continued)

Name	Country of incorporation	Principal activities	Equity interest
CSS Mobility France SaS	France	Renting and leasing of motor vehicles	100%
Cazoo Trading France SaS	France	Sale of motor vehicles	100%
Cazoo Properties France SaS	France	Activities of other holding companies	100%
Cluno GmbH	Germany	Renting and leasing of motor vehicles	100%
Cluno Fintech 1 GmbH	Germany	Acquisition, leasing and financing of motor vehicles	100%
Cluno Fintech 2 GmbH	Germany	Acquisition, leasing and financing of motor vehicles	100%
CSS Fintech GmbH	Germany	Acquisition, leasing and financing of motor vehicles	100%
Cazoo Trading Germany GmbH	Germany	Sale and rental of motor vehicles and related intermediation activities	100%
Cazoo Properties Germany GmbH	Germany	Activities of other holding companies	100%
CSS Germany GmbH & Co. KG	Germany	Rental of motor vehicles and related intermediation activities	100%
Cazoo Trading Spain, S.L	Spain	Sale of motor vehicles	100%
Cazoo Properties Spain, S.L	Spain	Activities of other holding companies	100%
Cazoo Trading Italy SARL	Italy	Sale of motor vehicles	100%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the year ended December 31, 2022

26. Share-based payments

Under the Incentive Equity Plan, the Group operates an equity-settled share-based incentive scheme whereby options are granted under Unapproved share options for UK-based employees and Restricted Stock Units for Europe-based employees. The options vest in instalments over four years with expiry after ten years. Unvested options are forfeited if the employee leaves the Group before the options vest.

Certain executive directors received awards, equally split between time-based and performance-based awards. Under the terms of the Incentive Equity Plan, the time-based awards will be eligible to vest in equal annual instalments on each of the first four anniversaries of the grant date, subject to continued employment through each such anniversary, and market performance criteria. Any portion of the performance-based awards that remain unvested as of the fifth anniversary of the grant will be forfeited.

In January 2022, the Group established a SAYE scheme. The scheme provides employees an option to purchase shares in the Company in three years’ time at a discounted price per share which is fixed at the grant date.

The Group recognized a share-based charge for the year as follows:

	Year ended December 31 2022	Year ended December 31 2021	Year ended December 31 2020
	£’000	£’000	£’000

Incentive Equity Plan	44,312	13,599	-
SAYE	184	-	-
EMI prior to the Transaction	-	73	182
Unapproved prior to the Transaction	-	29,096	3,577
Modification at the Transaction	-	1,103	-

	44,496	43,871	3,759

The following options were granted during the year ended December 31, 2022:

Scheme	Number	Grant date	Expiry date

Incentive Equity Plan	2,295,099	01/01/2022	01/01/2032
Incentive Equity Plan	1,269,100	01/04/2022	01/04/2032
Incentive Equity Plan	1,087,250	01/07/2022	01/07/2032
Incentive Equity Plan	427,300	01/10/2022	01/10/2032
Incentive Equity Plan – Directors	3,933,339	01/10/2022	01/10/2032
SAYE	1,496,903	26/01/2022	31/08/2025

Total 2022	10,508,991

Unapproved prior to the Transaction	469,000	01/01/2021	01/01/2031
Unapproved prior to the Transaction	2,023,516	01/04/2021	01/04/2031
Incentive Equity Plan	23,915,248	01/10/2021	01/10/2031

Total 2021	26,407,764

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the year ended December 31, 2022

26. Share-based payments (continued)

Movements in share options during the year

The following reconciles the share options outstanding at the beginning and end of the year.

	EMI	Unapproved	Incentive Equity Plan	SAYE
	Number of options	Number of options	Number of options	Number of options
At December 31, 2020	4,683,683	8,121,393	-	-

Granted prior to the Transaction	-	2,492,516	-	-
Forfeited prior to the Transaction	(66,413)	(579,713)	-	-
Cash settled at the Transaction	(34,690)	(44,114)	-	-
Replacements at the Transaction[1]	(4,582,580)	(9,990,082)	50,347,491	-
Granted after the Transaction	-	-	23,915,248	-
At December 31, 2021	-	-	74,262,739	-

Granted during the year	-	-	9,012,088	1,496,903
Exercised during the year	-	-	(9,513,868)	-
Forfeited during the year	-	-	(10,732,364)	(884,823)
Expired during the year	-	-	(599,238)	-
At December 31, 2022	-	-	62,429,357	612,080

[1]	The replacement options granted at the Transaction reflect the exchange ratio established in the Business Combination Agreement. Refer to Note 1 for further details.

The share option numbers above are before giving effect to the reverse stock split which became effective on February 8, 2023. Refer to Note 28 for further details.

Employee share option fair value assessment

The following information is relevant in the determination of fair value of the employee share options granted during 2022:

	Incentive Equity Plan	Incentive Equity Plan – Executive Directors	SAYE

Valuation method	N/A1	Monte-Carlo	Black-Scholes
Exercise price	£nil	£nil	£3.60
Expected volatility	N/A	98%	53%
Dividend yield	Nil	Nil	Nil
Risk free interest rate	N/A	4.2%	1.2%
Fair value per share	£0.40 - £4.46	£0.31	£0.98

[1]	Considering that the Incentive Equity Plan awards vest over time without any further restrictions, the fair value is equal to the Company’s closing stock price as of the grant date.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the year ended December 31, 2022

26. Share-based payments (continued)

Employee share option fair value assessment (continued)

The following information is relevant in the determination of fair value of the employee share options granted during 2021:

	Unapproved	Incentive Equity Plan	Incentive Equity Plan – Executive Directors

Valuation method	Monte-Carlo	N/A	Monte-Carlo
Exercise price	£nil	£nil	£nil
Expected volatility	50%	N/A	53%
Dividend yield	Nil	Nil	Nil
Risk free interest rate	0.0%	N/A	1.2%
Fair value per share	£8.27 - £23.74	£5.33	£2.93

27. Cash and cash equivalents

	At December 31 2022	At December 31 2021
	£’000	£’000

Cash at bank available on demand	179,817	181,818
Cash held in short-term deposit accounts	66,062	10,811
Cash and cash equivalents in the statement of financial position	245,879	192,629
Cash at bank and short-term deposits within assets held for sale	12,442	-
Cash and cash equivalents in the statement of cash flows	258,321	192,629

28. Events after the reporting date

28.1 Delisting of public warrants of Cazoo Group Ltd

On January 3, 2023, the New York Stock Exchange (“NYSE”, the “Exchange”) announced that the staff of NYSE Regulation determined to commence proceedings to delist the public warrants of Cazoo, each whole warrant exercisable for one Class A ordinary share — ticker symbol CZOO WS — from the NYSE. Trading in the Company’s warrants was suspended immediately. NYSE Regulation determined that the Company’s warrants were no longer suitable for listing based on “abnormally low” price levels, pursuant to Section 802.01D of the Listed Company Manual.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the year ended December 31, 2022

28. Events after the reporting date (continued)

28.2 Revised 2023 Plan

On January 18, 2023, the Group announced its revised FY 2023 plan which aims to improve the unit economics of the business. To enable these improvements, the Group reset its 2023 top line ambitions to 40,000-50,000 UK retail units, allowing the Group to focus on higher margin and faster moving inventory and to rationalize its operational footprint.

28.3 Reverse stock split

On February 7, 2023, the Group announced the consolidation of the Company’s issued and unissued share capital, par value $0.0001 per share, at a ratio of 1-for-20 (the “reverse stock split”), as well as an increase in share capital (the “share increase”). After giving effect to the reverse stock split and the share increase the Company’s authorized share capital was US$435,500, divided into 165,000,000 Class A ordinary shares of a par value of US$0.002 each (the “Class A Shares”), 2,500,000 Class B ordinary shares of a par value of US$0.002 each, 50,000,000 Class C ordinary shares of a par value of US$0.002 each and 250,000 preference shares of a par value of US$0.002 each. The reverse stock split and the share increase were approved by Cazoo’s shareholders at the extraordinary general meeting of shareholders held on February 7, 2023 with over 95% of those voting giving approval for all proposals. The reverse stock split became effective at 4:05 p.m. (ET) on February 8, 2023.

As a result of the reverse stock split, the number of Class A Shares issuable upon exercise of the Company’s (i) private warrants and (ii) public warrants was reduced at a ratio of 1-for-20, so that each warrant entitles a holder to purchase one twentieth (1/20th) of a Class A Share. The exercise price of each warrant was increased to $230.00 per share.

In addition, as a result of the reverse stock split, the number of Class A Shares issuable upon conversion of the Convertible Notes was reduced at a ratio of 1-for-20. Pursuant to and in accordance with the terms of the indenture governing the Convertible Notes, the conversion rate of the Convertible notes was reduced from 200 Class A Shares per $1,000 principal amount of Convertible Notes to 10 Class A Shares per $1,000 principal amount of convertible notes.

28.4 Sale of German subscription business

On February 17, 2023, the Group agreed to sell its German subscription business, Cluno GmbH, to ViveLaCar GmbH and The Platform Group GmbH & Co. KG. The agreement includes 100% of the capital and voting rights of the company Cluno GmbH and the Cluno brand along with the associated assets. All employees of Cluno will transfer to ViveLaCar GmbH as part of the agreement. As of the date of this report,it is too early to determine the financial effect.

28.5 Sale of Cazana data platform

On February 22, 2023, the Group sold its third-party data platform, Cazana. The agreement includes the sale of the Cazana brand, platform and commercial contracts. As of the date of this report, it is too early to determine the financial effect.

29. Related party transactions

29.1 Key management personnel

The Directors are considered to be key management personnel of the Group. The amounts disclosed in the table are the amounts recognized as an expense during the year related to key management personnel.

	Year ended December 31 2022	Year ended December 31 2021	Year ended December 31 2020
	£’000	£’000	£’000

Short-term employee benefits	1,484	826	631
Post-employment pension benefits	114	50	23
Share-based payment transactions	23,104	14,926	-

Total compensation paid to key management personnel	24,702	15,802	654

29.2 Other related party transactions

No other reportable related party transactions occurred during the year ended December 31, 2022 (2021: nil, 2020: nil).

CAZOO GROUP LTD

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2023

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

For the six months ended June 30, 2023

Continuing operations	Notes	Six months ended June 30 2023 £’000	Six months ended June 30 2022 £’000 Restated[1]

Revenue[2]	3	418,562	583,220
Cost of sales		(395,779)	(577,547)
Gross profit		22,783	5,673

Marketing expenses		(18,803)	(37,463)
Selling and distribution expenses		(34,614)	(51,352)
Administrative expenses		(104,661)	(262,235)
Loss from operations		(135,295)	(345,377)

Finance income		2,671	571
Finance expense		(33,009)	(20,165)
Other income and expenses[3]	4	14,378	157,973
Loss before tax		(151,255)	(206,998)

Tax credit	7	-	6,319
Loss for the period from continuing operations		(151,255)	(200,679)

Discontinued operations
Profit/(Loss) after tax from discontinued operations	6	871	(40,779)

Loss for the period		(150,384)	(241,458)

Other comprehensive income that may be reclassified to profit or loss in subsequent periods
Exchange differences on translation of foreign operations		(1,987)	4,031

Total comprehensive loss for the period		(152,371)	(237,427)

Earnings per share:
Basic loss per ordinary share[4]		£(3.90)	£(6.36)
Diluted loss per ordinary share[4]		£(3.90)	£(6.36)

Earnings per share from continuing operations:
Basic loss per ordinary share from continuing operations[4]		£(3.92)	£(5.29)
Diluted loss per ordinary share from continuing operations[4]		£(3.92)	£(5.29)

[1]	The H1 2022 reporting period has been restated to show the EU segment as a discontinued operation.
[2]	Revenue excludes £nil of sales where Cazoo sold vehicles as an agent for third parties and only the net commission received from those sales is recorded within revenue (six months ended June 30, 2022: £1.9 million).
[3]	Other income and expenses includes fair value movement in the Convertible Notes, embedded derivative and warrants, and foreign exchange movements.
[4]	The Basic and diluted loss per ordinary share has been adjusted retrospectively for the reverse stock split which became effective on February 8, 2023. See Note 15 for further details on the reverse stock split.

The notes on pages F-68 to F-80 form part of these financial statements.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As at June 30, 2023

		At June 30 2023	At December 31 2022
	Notes	£’000	£’000
Assets
Non-current assets
Property, plant and equipment	8	53,740	122,713
Right-of-use assets	9	95,839	118,814
Intangible assets	10	16,980	16,369
Trade and other receivables		6,018	6,500
		172,577	264,396
Current assets
Inventory		130,119	232,565
Trade and other receivables		31,069	56,259
Cash and cash equivalents	14	194,578	245,879
		355,766	534,703
Assets held for sale		—	65,805
		355,766	600,508
Total assets		528,343	864,904

Liabilities
Current liabilities
Trade and other payables		55,190	68,201
Loans and borrowings	11	84,137	178,084
Convertible Notes and embedded derivative	12	1,248	1,301
Lease liabilities	9	17,972	28,596
Provisions	13	9,436	26,538
		167,983	302,720
Liabilities directly associated with the assets held for sale		—	39,602
		167,983	342,322
Non-current liabilities
Loans and borrowings	11	2,338	4,113
Convertible Notes and embedded derivative	12	354,147	347,739
Warrants	12	16	515
Lease liabilities	9	76,056	88,864
Provisions	13	5,736	8,752
Deferred tax		—	—
		438,293	449,983
Total liabilities		606,276	792,305
Net (liabilities)/assets		(77,933)	72,599

Share capital	15	55	55
Share premium		925,637	925,637
Merger reserve		420,834	420,834
Retained earnings		(1,427,344)	(1,278,799)
Foreign currency translation reserve		2,885	4,872
Total equity		(77,933)	72,599

The notes on pages F-68 to F-80 form part of these financial statements.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the six months ended June 30, 2023

		Share capital	Share premium	Merger reserve	Retained earnings	Foreign currency translation reserve	Total equity
	Notes	£’000	£’000	£’000	£’000	£’000	£’000

At January 1, 2023		55	925,637	420,834	(1,278,799)	4,872	72,599

Comprehensive loss for the period
Loss for the period		—	—	—	(150,384)	—	(150,384)
Other comprehensive income		—	—	—	—	(1,987)	(1,987)

Total comprehensive loss		—	—	—	(150,384)	(1,987)	(152,371)

Contributions by and distributions to owners
Share-based payments	15	—	—	—	1,839	—	1,839
Taxation recognized directly in equity		—	—	—	—	—	—

At June 30, 2023		55	925,637	420,834	(1,427,344)	2,885	(77,933)

The notes on pages F-68 to F-80 form part of these financial statements.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the six months ended June 30, 2022

		Share capital	Share premium	Merger reserve	Retained earnings	Foreign currency translation reserve	Total equity
	Notes	£’000	£’000	£’000	£’000	£’000	£’000

At January 1, 2022		55	902,586	420,834	(611,209)	(1,577)	710,689

Comprehensive loss for the period
Loss for the period		—	—	—	(241,458)	—	(241,458)
Other comprehensive income		—	—	—	—	4,031	4,031

Total comprehensive loss		—	—	—	(241,458)	4,031	(237,427)

Contributions by and distributions to owners
Acquisition of subsidiaries		—	23,051	—	—	—	23,051
Share-based payments	15	—	—	—	34,590	—	34,590
Taxation recognized directly in equity		—	—	—	(7,426)	—	(7,426)

At June 30, 2022		55	925,637	420,834	(825,503)	2,454	523,477

The notes on pages F-68 to F-80 form part of these financial statements.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

For the six months ended June 30, 2023

	Notes	Six months ended June 30 2023 £’000	Six months ended June 30 2022 £’000
Cash flows from operating activities
Loss for the period from continuing operations		(151,255)	(197,133)
Gain/(Loss) for the period from discontinued operations		871	(44,325)

Adjustments for:
Depreciation and impairment of property, plant and equipment and right-of-use assets		38,319	26,552
Amortization and impairment of intangible assets		3,642	142,146
Finance income		(2,671)	(571)
Finance expense		32,703	22,606
Share-based payment expense	15	1,881	35,096
Fair value movement in the Convertible Notes and embedded derivative, fair value movement in the warrants and foreign exchange movements	4	(14,378)	(157,973)
Tax credit		—	(9,865)
Fair value adjustments		252	—
Loss on disposal of property, plant and equipment		3,263	—
Gain on lease terminations		(2,042)	—
Loss on sale of discontinued operations		6,278	—
(Decrease)/Increase in provisions		(23,045)	5,679
		(106,182)	(177,788)

Movements in working capital:
Decrease/(Increase) in trade and other receivables		26,984	(20,988)
Decrease/(Increase) in inventory		136,593	(8,125)
Decrease/(Increase) in subscription vehicles		1,464	(62,001)
(Decrease)/Increase in trade and other payables		(16,365)	54,353
Total working capital movements		148,676	(36,761)

Other cash flows from operating activities:
Interest received		2,671	571
Tax credit received		112	—
Net cash from/(used in) operating activities		45,277	(213,978)

Cash flows from investing activities:
Purchases of property, plant and equipment	8	(936)	(18,677)
Disposals of property, plant and equipment	8	1,633	—
Purchases and development of intangible assets		(4,253)	(14,973)
Acquisition of subsidiaries, net of cash acquired		—	(34,121)
Disposal of discontinued operations, net of cash disposed of	6	19,247	—
Proceeds from sale and leasebacks		—	12,686
Proceeds from lease modifications		—	5,520
Net cash from/(used in) investing activities		15,691	(49,565)

Cash flows from financing activities:
Net proceeds from Convertible Notes		—	460,021
Proceeds from stocking loans		321,729	600,557
Repayment of stocking loans		(400,971)	(569,116)
Proceeds from subscription facilities		—	33,035
Repayment of subscription facilities		(21,669)	(35,430)
Repayment of secured asset financing, bank loans and mortgages		(2,260)	(3,334)
Interest paid on loans and borrowings		(8,582)	(7,518)
Lease payments		(10,404)	(14,294)
Excess proceeds above fair value from sale and leasebacks		—	1,086
Net cash (used in)/from financing activities		(122,157)	465,007

Net (decrease)/increase in cash and cash equivalents		(61,189)	201,464
Cash and cash equivalents at the beginning of the period		258,321	192,629
Net foreign exchange difference		(2,554)	7,105
Cash and cash equivalents at the end of the period	14	194,578	401,198

The notes on pages F-68 to F-80 form part of these financial statements.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the six months ended June 30, 2023

1. Reporting entity

Cazoo Group Ltd (the “Company”) is an exempted company incorporated under the laws of the Cayman Islands on March 24, 2021. The Company’s registered office is at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. The Company’s principal executive office is at 41 Chalton Street, London, NW1 1JD, United Kingdom. The Group’s principal activity is the operation of an e-commerce platform for buying and selling used cars.

The unaudited condensed consolidated interim financial statements incorporate the accounts of the Company and entities controlled by the Company (“its subsidiaries”). The term “Group” means Cazoo Group Ltd and its subsidiaries.

2. Basis of preparation

The unaudited condensed consolidated interim financial statements for the six months ended June 30, 2023 have been prepared in accordance with Accounting Standard IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB). The unaudited condensed consolidated interim financial statements do not include all the information and disclosures required in the annual consolidated financial statements. Accordingly, this report should be read in conjunction with the Group’s annual report on Form 20-F for the year ended December 31, 2022.

Except as described in Note 2.2. below, the accounting policies adopted in the preparation of the unaudited condensed consolidated interim financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2022.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (continued)

For the six months ended June 30, 2023

2. Basis of preparation (continued)

2.1 Going concern

The unaudited condensed consolidated interim financial statements have been prepared on a going concern basis.

On January 18, 2023 the Company announced its revised 2023 plan (the “Revised 2023 Plan”), which aims to improve the unit economics of the business. The Group has implemented the Revised 2023 Plan during the six months ended June 30, 2023, and in the course of the first half of the year, the Group has closed certain of its vehicle preparation centers, customer centers, offices and has made significant headcount reductions. In accordance with the Revised 2023 Plan, the Group has focused on improving unit economics, reducing its fixed cost base and maximizing its cash runway. This has resulted in a significant improvement in retail gross profit per unit to £1,106 for the six months ended June 30, 2023. The Group has completed headcount and operational footprint rightsizing as part of the Revised 2023 Plan. These actions have delivered a reduction in the Group’s cash consumption during the six months ended June 30, 2023.

For the going concern assessment, the Group has prepared a five-year plan which extends the Revised 2023 Plan through to 2027 (the “Five-Year Plan”). The Five-Year Plan includes actions to increase liquidity such as reduced fixed costs, the sale and leaseback of owned property and a reduction in inventory. The base case scenario has a forecast cash balance of around £70 million at August 31, 2024, the date looked at from a going concern perspective.

There are certain inherent uncertainties in forecasting operating performance, including gross profit margin. In assessing the appropriateness of the going concern assumption, management of the Group (“Management”) has assessed the probability of achieving the budget and the impact if this is not achieved. To do so Management developed a severe but plausible downside scenario to the above base case, whereby the most sensitive assumptions have been flexed. These include limiting average gross profit margin for the whole of the period to 6.5%, increasing overhead costs by £1 million per month, and reducing the proceeds from the remaining planned sale and leaseback transactions by 50%. The business works with three lenders and as at the date of this report has total available stocking facilities of £130 million, of which £82 million was utilized at June 30, 2023. The stocking facilities have no fixed end date and are subject to annual review. There are no financial covenants attached to these facilities but certain of these facilities have triggers to revise the loan-to-value terms if cash falls below a certain level. While cash would fall below the trigger levels in the severe but plausible downside scenario, inventory financing could be moved to those lenders without triggers and the revised terms are only implemented gradually over time. Therefore, the impact on the Group’s cash flows is not significant during the going concern period.

The severe but plausible downside scenario pre mitigations results in a positive cash position but it would be below target minimum liquidity. However, Management has the following actions available to mitigate this: reducing discretionary marketing spend, capital expenditure, headcount, reducing inventory levels further, and raising external finance. While Management is confident that the base case scenario provides adequate liquidity for the Group through to August 31, 2024, the ability of the Group to satisfy its current liabilities and maintain sufficient daily liquidity is dependent on successful execution of that plan, including actions which have not yet been implemented.

Therefore, the severe but plausible downside scenario, which adjusts for certain inherent uncertainties in forecasting operating performance, including gross profit margin and the status of implementing those plans described above, raises substantial doubt about the Group’s ability to continue as a going concern. Management’s plans to mitigate the downside scenario adjustments that raise substantial doubt regarding the Group’s ability to continue as a going concern cannot be guaranteed or are not entirely within the Company’s control and therefore cannot be considered probable.

In addition to the factors set out above, Management also considered the Group’s debt in the form of its 2.00% Convertible Senior Notes due 2027 (the “Convertible Notes”) which bear regular interest at a fixed rate of 2.00% per year. Holders of the Convertible Notes have the right to require the Company to repurchase for cash all or a portion of their Convertible Notes at 100% of their principal amount, plus any accrued and unpaid interest, upon the occurrence of a Fundamental Change, which includes, among other things, if the Company’s Class A ordinary shares cease to be listed on the New York Stock Exchange (“NYSE”), (as defined in the Indenture, dated February 16, 2022, between the Company and U.S. Bank Trust Company, National Association, as trustee (the “Indenture”)).

The accompanying unaudited condensed consolidated interim financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the ordinary course of business and the Group maintaining a listing on the NYSE. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might result from the outcome of the uncertainties described above.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (continued)

For the six months ended June 30, 2023

2. Basis of preparation (continued)

2.2 New standards, interpretations and amendments adopted by the Group

The accounting policies adopted in the preparation of the unaudited condensed consolidated interim financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2022, except for the adoption of new standards effective as of January 1, 2023. The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

The Group has adopted International Tax Reform – Pillar Two Model Rules – Amendments to IAS 12 upon their release on May 23, 2023 which is effective immediately, and will be required for the year ending December 31, 2023. The amendments provide a temporary mandatory exception from accounting for deferred tax in relation to the top-up tax and the deferred tax disclosures.

Several amendments apply for the first time in 2023, but do not have an impact on the unaudited condensed consolidated interim financial statements of the Group:

●	IFRS 17 Insurance Contracts

●	Definition of Accounting Estimates - Amendments to IAS 8

●	Disclosure of Accounting Policies - Amendments to IAS 1 and IFRS Practice Statement 2

●	Deferred Tax related to Assets and Liabilities arising from a Single Transaction – Amendments to IAS 12

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (continued)

For the six months ended June 30, 2023

3. Revenue

3.1 Disaggregated revenue information

The following is an analysis of the Group’s revenue for the period from continuing operations.

	Six months ended June 30 2023 £’000	Six months ended June 30 2022 £’000
Type of goods or services
Retail[1]	376,386	497,790
Wholesale	35,984	68,888
Other sales[1]	6,192	16,542
	418,562	583,220

Timing of revenue recognition
Goods and services transferred at a point in time	413,561	575,225
Goods and services transferred over time	5,001	7,995
	418,562	583,220

[1]	Retail includes the aggregate retail sales price and ancillary products (including financing commission, warranty commission, paint protection and any add-ons), together with delivery charges and admin fees, from all vehicles sold through the Group’s retail channel in the year. Ancillary revenues were previously presented in “Other sales”. The comparatives for the six months ended June 30, 2022 have been restated for consistency (ancillary revenues were £17.5 million for the six months ended June 30, 2022).

3.2 Contract balances

Revenue expected to be recognized in the future related to performance obligations that are unsatisfied (or partially unsatisfied) at the period end is summarized as below.

	At June 30, 2023 £’000	At December 31, 2022 £’000

Undelivered vehicles and service plans	18,853	19,374

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (continued)

For the six months ended June 30, 2023

4. Other income and expenses

	Six months ended June 30 2023 £’000	Six months ended June 30 2022 £’000

Fair value movement in the Convertible Notes and embedded derivative	(226)	168,085
Fair value movement in the warrants	478	41,840
Foreign exchange movements	14,126	(51,952)
	14,378	157,973

5. Segment information

Revenue recognized from continuing operations has arisen entirely within the UK (six months ended June 30, 2022: all UK).

The following table presents the Group’s non-current assets by geographic location.

	At June 30 2023 £’000	At December 31 2022 £’000
Non-current assets
UK	172,531	262,541
EU	46	1,855
Total	172,577	264,396

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (continued)

For the six months ended June 30, 2023

6. Discontinued operations and disposals

At December 31, 2022, the EU segment was classified as a discontinued operation following the decision to winddown our operations in mainland Europe. The German subscription business, Cluno GmbH, was previously classified as a disposal group held for sale. On May 15, 2023, the Group completed the sale of Cluno GmbH for £21.2 million, resulting in a loss on sale of £7.0 million due to movements between December 31, 2022 and completion.

Results of discontinued operations

	Six months ended June 30 2023 £’000	Six months ended June 30 2022 £’000

Revenue	8,925	44,648
Expenses	(771)	(86,532)
Profit/(Loss) from operations	8,154	(41,884)

Finance expense	(306)	(2,441)
Loss on sale of discontinued operations	(6,977)	—
Profit/(Loss) before tax from discontinued operations	871	(44,325)

Tax credit	-	3,546

Profit/(Loss) for the year from discontinued operations	871	(40,779)

Earnings per share:
Basic loss per ordinary share from discontinued operations	£0.02	£(1.07)
Diluted loss per ordinary share from discontinued operations	£0.02	£(1.07)

Net cash flows from/(used in) discontinued operations:
Operating	(4,038)	(60,524)
Investing	18,536	(63,919)
Financing	(7,780)	13,600

Net cash inflow/(outflow)	6,718	(110,843)

As Cluno GmbH was sold prior to June 30, 2023, the assets and liabilities previously classified as held for sale are no longer included in the statement of financial position.

Effect of disposal on the financial position of the Group of assets and liabilities held for sale

£’000

Assets held for sale	52,971
Liabilities associated with assets held for sale	(24,760)

Net assets and liabilities disposed of	28,211

Consideration received, satisfied in cash	21,234
Cash and cash equivalents disposed of	(2,680)
Net cash inflow	18,554

The table above shows the impact of the disposal of Cluno GmbH on the financial position of the Group.

On February 22, 2023, the Group also sold its third-party data platform, UK Vehicle Limited (“Cazana”), resulting in a gain on sale of £0.7 million.

The total net cash inflow arising from both the disposal of Cluno GmbH and Cazana was £19.2 million.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (continued)

For the six months ended June 30, 2023

7. Taxation

The major components of income tax credit in the interim condensed consolidated statement of profit or loss are:

	Six months ended June 30 2023 £’000	Six months ended June 30 2022 £’000

Current income tax expense	—	—
Deferred income tax credit relating to origination and reversal of temporary differences	—	6,319
Income tax credit recognized in statement of profit or loss	—	6,319

8. Property, plant and equipment

During the six months ended June 30, 2023, property, plant and equipment decreased by £69.0 million from £122.7 million at December 31, 2022 to £53.7 million at June 30, 2023 primarily due to the transfer of £34.0 million of owned subscription vehicles from property, plant and equipment into inventory to be made available for sale as part of the wind-down of the subscription business.  The Group also recognized a non-cash impairment of £16.3 million relating to leasehold improvements and fixtures and fittings and at sites that have now been vacated as part of the Revised 2023 Plan.

In addition, during the six months ended June 30, 2023, the Group acquired property, plant and equipment with a cost of £0.9 million (six months ended June 30, 2022: £18.7 million) and assets (other than those classified as held for sale) with a net book value of £4.9 million were disposed of by the Group during the six months ended June 30, 2023 (six months ended June 30, 2022: £nil), resulting in a net loss on disposal of £3.3 million in continuing operations (six months ended June 30, 2022: £nil).

The remainder of the movement in property plant and equipment relates to depreciation of £13.9 million (six months ended June 30,2022: £15.0 million).

9. Right-of-use assets and lease liabilities

During the six months ended June 30, 2023, right-of-use assets has decreased by £23.0 million from £118.8 million at December 31, 2022 to £95.8 million at June 30, 2023 primarily due to the disposal of £14.8 million of properties and transporters as part of the Revised 2023 Plan (six months ended June 30, 2022: £nil). The disposals of right-of-use assets was accompanied by the termination of £16.5 million of associated lease liabilities (six months ended June 30, 2022: £nil).

The loss recognized on termination of the leases in continuing operations for the six month period to June 30, 2023 was £0.8 million (six months ended June 30, 2022: £nil) after the movement of associated provisions.

The remainder of the movement in right-of-use assets relates to depreciation of £8.0 million (six months ended June 30, 2022: £11.5 million) and foreign exchange.

10. Intangible assets

The Group performs its annual impairment test in December and when circumstances indicate that the carrying value may be impaired. The UK cash-generating unit (“CGU”) does not have any goodwill following the impairment loss recognized in the year ended December 31, 2022. During the six months ended June 30, 2023, there have been no reversals of the impairment loss previously recognized for intangible assets. At June 30, 2023, the UK CGU was not tested for impairment because there were no indicators of impairment.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (continued)

For the six months ended June 30, 2023

11. Loans and borrowings

The book value of loans and borrowings are as follows:

	At June 30 2023 £’000	At December 31 2022 £’000
Current
Stocking loans	82,350	161,592
Subscription facilities	763	14,983
Secured asset financing	1,024	1,479
Bank loans	-	30
	84,137	178,084
Non-current
Secured asset financing	2,338	4,113
	2,338	4,113
Total loans and borrowings	86,475	182,197

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (continued)

For the six months ended June 30, 2023

12. Financial instruments

12.1 Financial assets

Set out below is an overview of financial assets, other than cash and short-term deposits, held by the Group as at June 30, 2023 and December 31, 2022:

	At June 30 2023 £’000	At December 31 2022 £’000
Financial assets at amortized cost
Trade receivables	18,888	24,475
Contract assets	263	248
Lease deposits	4,356	5,664
	23,507	30,387

Current	19,151	24,723
Non-current	4,356	5,664

12.2 Financial liabilities

Set out below is an overview of financial liabilities held by the Group as at June 30, 2023 and December 31, 2022:

Financial liabilities: Interest-bearing loans and borrowings

			At June 30 2023	At December 31 2022
	Interest rate %	Maturity	£’000	£’000
Current
Convertible Notes	2%	Within one year	1,248	1,301
Stocking loans	Base rate + 0.5% – 2%	On earlier of sale or 180 days	82,350	161,592
Subscription facilities	Base rate + 1.7%	Within one year	763	14,983
Secured asset financing	3% – 12%	Within one year	1,024	1,479
Bank loans		Within one year	—	30
Lease liabilities	1% – 13%	Within one year	17,972	28,596
			103,357	207,981

Non-current
Convertible Notes	2%	2027	275,169	265,631
Secured asset financing	3% – 12%	2026 – 2027	2,338	4,113
Lease liabilities	1% – 13%	2024 – 2042	76,056	88,864
			353,563	358,608

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (continued)

For the six months ended June 30, 2023

12. Financial instruments (continued)

12.2 Financial liabilities (continued)

Other financial liabilities

	At June 30 2023	At December 31 2022
	£’000	£’000
Financial liabilities at fair value through profit or loss
Warrants	16	515
Embedded derivative	78,978	82,108
	78,994	82,623

Current	—	—
Non-current	78,994	82,623

12.3 Fair value

Management assessed that the fair value of trade receivables, other receivables, stocking loans, subscription facilities, secured asset financing and trade and other payables approximate their carrying value due to the short-term maturities of these instruments.

The fair value of trade receivables, other receivables, stocking loans, subscription facilities, secured asset financing and trade and other payables has been measured using Level 3 valuation inputs.

Warrants are classified as Level 3 due to the use of unobservable inputs. The fair value is determined using a Black-Scholes model.

The public warrants are classified as Level 3 due to the use of unobservable inputs. The fair value is determined using a Binomial Lattice model. The public warrants were previously classified as Level 1 as at December 31, 2022 with a fair value of £0.2 million. However, they were transferred into Level 3 during the six months ended June 30, 2023 following the suspension in trading of the public warrants by the NYSE on January 3, 2023.

The embedded derivative of the Convertible Notes is classified as Level 3 due to the use of unobservable inputs. The fair value is determined using a Monte-Carlo simulation to model the conversion, redemption and repayment premium features.

The following table provides the fair value measurement hierarchy of the Group’s financial assets and financial liabilities as at June 30, 2023:

	Level 1	Level 2	Level 3	Total
At June 30, 2023	£’000	£’000	£’000	£’000
Warrants	—	—	16	16
Embedded derivative	—	—	78,978	78,978
	—	—	78,994	78,994

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (continued)

For the six months ended June 30, 2023

12. Financial instruments (continued)

12.3 Fair value (continued)

The following information is relevant in the determination of fair value of the warrants and the embedded derivative at June 30, 2023:

	Warrants	Embedded derivative

Expected term (years)	7	4
Expected volatility	81.1%	79.6%
Dividend yield	Nil	Nil
Risk free interest rate	4.08%	4.38%

Reconciliation of fair values

The fair value movements are set out as follows:

	Warrants	Embedded derivative	Total
	£’000	£’000	£’000
At January 1, 2023	515	82,108	82,623

Fair value movement	(478)	226	(252)
Foreign exchange movements	(21)	(3,356)	(3,377)
At June 30, 2023	16	78,978	78,994

The fair value decrease and foreign exchange movements is recognized in the statement of profit or loss within other income and expenses.

Sensitivity analysis

For the warrants, a 100 basis point increase in the expected volatility rate would increase the fair value by £0.0 million.

For the embedded derivative, a 100 basis point increase in the credit spread would decrease the fair value by £76.6 million.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (continued)

For the six months ended June 30, 2023

13. Provisions

	Dilapidation	Restructuring	Other	Total
	£’000	£’000	£’000	£’000

At January 1, 2023	8,752	24,698	1,840	35,290
Recognized during the period	1,499	200	—	1,699
Utilized during the period	(241)	(8,804)	(285)	(9,330)
Reversed during the period	(1,995)	(9,258)	(1,061)	(12,314)
FX revaluation	—	(173)	—	(173)
At June 30, 2023	8,015	6,663	494	15,172

Current	2,279	6,663	494	9,436
Non-current	5,736	—	—	5,736

The dilapidation provisions relate to the expected reinstatement costs of leased office buildings, vehicle preparation centers, customer centers and vehicles back to the conditions required by the lease. Cash outflows associated with the dilapidation provisions are to be incurred at the end of the relevant lease term, between 4 and 19 years.

The restructuring provision relates to actions being undertaken as part of the Business Realignment Plan announced on June 7, 2022, the winddown of operations in Europe announced in September 2022 and the Revised 2023 Plan (together the “Revised Business Plans”). Cash outflows associated with the restructuring provision are to be incurred within 12 months.

The decrease in the restructuring provision relates to redundancy payments and sponsorship payments made by the group during the six months ended June 30, 2023 and the reversals of amounts no longer required primarily due to better than expected exit terms being negotiated for sponsorships and other contracts.

14. Cash and cash equivalents

	At June 30 2023	At December 31 2022
	£’000	£’000
Cash at bank available on demand	171,812	179,817
Cash held in short-term deposit accounts	22,766	66,062
Cash and cash equivalents in the statement of financial position	194,578	245,879
Cash at bank and short-term deposits within assets held for sale	—	12,442
Cash and cash equivalents in the statement of cash flows	194,578	258,321

15. Equity and Share-based payments

Share capital

On February 7, 2023, the Group announced the consolidation of the Company’s issued and unissued share capital, par value $0.0001 per share, at a ratio of 1-for-20 (the “reverse stock split”), as well as an increase in share capital (the “share increase”). After giving effect to the reverse stock split and the share increase the Company’s authorized share capital was US$435,500, divided into 165,000,000 Class A ordinary shares of a par value of US$0.002 each (the “Class A Shares”), 2,500,000 Class B ordinary shares of a par value of US$0.002 each, 50,000,000 Class C ordinary shares of a par value of US$0.002 each and 250,000 preference shares of a par value of US$0.002 each. The reverse stock split and the share increase were approved by Cazoo’s shareholders at the extraordinary general meeting of shareholders held on February 7, 2023 with over 95% of those voting giving approval for all proposals. The reverse stock split became effective at 4:05 p.m. (ET) on February 8, 2023.

As a result of the reverse stock split, the number of Class A Shares issuable upon exercise of the Company’s (i) private warrants and (ii) public warrants was reduced at a ratio of 1-for-20, so that each warrant entitles a holder to purchase one twentieth (1/20th) of a Class A Share. The exercise price of each warrant was increased to $230.00 per share.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (continued)

For the six months ended June 30, 2023

15. Equity and Share-based payments (continued)

In addition, as a result of the reverse stock split, the number of Class A Shares issuable upon conversion of the Convertible Notes was reduced at a ratio of 1-for-20. Pursuant to and in accordance with the terms of the Indenture governing the Convertible Notes, the conversion rate of the Convertible Notes was reduced from 200 Class A Shares per $1,000 principal amount of Convertible Notes to 10 Class A Shares per $1,000 principal amount of Convertible Notes.

As at June 30, 2023, Cazoo had 38,764,228 Class A Shares outstanding (December 31, 2022: 768,797,693 Class A Shares outstanding not adjusted for the reverse stock split and 38,439,885 Class A Shares outstanding adjusted for reverse stock split).

Share-based payments charge

For the six months ended June 30, 2023, the Group recognized a net share-based payment charge of £1.8 million in the statement of profit or loss (six months ended June 30, 2022: £35.1 million). The Group also recognized a reversal of the share-based payment charge of £8.1m relating to the cancellation of shares by forfeiture.

The following movements in the share-based payments reserve (included in retained earnings) occurred during the period ended June 30, 2023:

£’000
At January 1, 2023	89,434
Adjustment to forfeiture rate	(2,156)
Share based payment charge – Incentive Equity Plan	12,026
Share based payment charge – SAYE scheme	93
Shares cancelled by forfeiture	(8,124)
At June 30, 2023	91,273

The following options were granted during the six months ended June 30, 2023:

Scheme	Number	Grant date	Expiry date
Incentive Equity Plan	335,456	01/01/2023	01/01/2033
Incentive Equity Plan – Executive Directors	786,668	01/01/2023	01/01/2033
Incentive Equity Plan	112,150	01/04/2023	01/04/2033

Employee share option fair value assessment

The following information is relevant in the determination of fair value of the employee share options granted during the six months ended June 30, 2023:

	Incentive Equity Plan[1]		Incentive Equity Plan – Executive Directors

Exercise price	£	Nil	£	Nil
Expected volatility		N/A		83.1%
Dividend yield		Nil		Nil
Risk free interest rate		N/A		3.74%
Fair value per share[1]		£1.98–2.73		£3.39 – 4.64

[1]	Considering that the Incentive Equity Plan awards vest over time without any further restrictions, the fair value is equal to the Company’s closing stock price as of the grant date.

The number of options outstanding as at June 30, 2023 was 3,667,396 (December 31, 2022: 3,152,072). The share option numbers give effect to the reverse stock split which became effective on February 8, 2023.

As a result of the reverse 1-for-20 stock split, the fair value of share options has been multiplied by a factor of 20. By making these adjustments, the fair value of the employees share options is maintained following the share split.

16. Events after the reporting date

In July 2023, the Group completed the sale of two of its vacated, freehold properties for proceeds of £7.8 million excluding VAT.

With effect from August 10, 2023 the Group reduced its stocking facilities from £180 million to £130 million.

17. Related party transactions

No reportable related party transactions occurred during the six months ended June 30, 2023 or 2022 other than the remuneration of key management personnel.

Cazoo Group Ltd

PROSPECTUS

        , 2023

PART II

Information Not Required in Prospectus

Item 6. Indemnification of Directors and Officers.

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by a Cayman Islands court to be contrary to public policy, such as to provide indemnification against fraud or willful default or the consequences of committing a crime. Cazoo’s amended and restated memorandum and articles of association provides for indemnification of its officers and directors to the fullest extent permitted by law, including for any liability incurred in their capacities as such, except through their own actual fraud, willful default or willful neglect. Cazoo will maintain insurance on behalf of its directors and executive officers.

Cazoo has entered into indemnification agreement with each of its directors and executive officers.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling Cazoo pursuant to the foregoing provisions, Cazoo has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is theretofore unenforceable.

Item 7. Recent Sales of Unregistered Securities.

The following sets forth information regarding all securities sold or granted by the Company within the past three years that were not registered under the Securities Act and the consideration, if any, received by the Company for such securities.

In connection with the Business Combination, on August 26, 2021, we issued 80,000,000 Class A ordinary shares to the PIPE Investors pursuant to the terms of the PIPE Subscription Agreements for aggregate consideration of $800,000,000.

On February 16, 2022, we issued $630 million in aggregate principal amount of the Convertible Notes in a private placement. After giving effect to the share consolidation, which we effected in February 2023, the Convertible Notes have an initial conversion rate of 10 Class A ordinary shares per $1,000 principal amount of Convertible Notes, which is equivalent to a conversion price of $100 per share.

The foregoing securities issuances were made pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act.

Item 8. Exhibits and Financial Statement Schedules.

(a)	The following exhibits are included or incorporated by reference in this registration statement on Form F-1:

Exhibit No.	Description
3.1	Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 1.1 to the Company’s Annual Report on Form 20-F, Filed with the SEC on March 30, 2023).
4.1	Specimen Class A Ordinary Share Certificate of Cazoo Group Ltd (incorporated by reference to Exhibit 2.1 to the Company’s Annual Report on Form 20-F, Filed with the SEC on March 30, 2023).
4.2	Specimen Warrant Certificate of Cazoo Group Ltd (incorporated by reference to Exhibit 2.2 to the Company’s Shell Company Report on Form 20-F, filed with the SEC on September 1, 2021).
4.3	Warrant Agreement, dated October 27, 2020, between Continental Stock Transfer & Trust Company and Ajax I (incorporated by reference to Exhibit 4.1 of Ajax I’s Current Report on Form 8-K filed with the SEC on October 30, 2020).
4.4	Amendment to and Assignment of Warrant Agreement, dated as of August 23, 2021, by and among Ajax I, Capri Listco, Continental Stock Transfer & Trust Company and Equiniti Trust Company (incorporated by reference to Exhibit 2.4 to the Company’s Shell Company Report on Form 20-F, filed with the SEC on September 1, 2021).

4.5	Investor Rights Agreement, dated August 26, 2021, by and among Capri Listco, Ajax I Holdings, LLC and the other investors party thereto (incorporated by reference to Exhibit 4.7 to the Company’s Shell Company Report on Form 20-F, filed with the SEC on September 1, 2021).
4.6	Registration Rights Agreement dated as of February 16, 2022 by and between Cazoo Group Ltd and the holders named therein (incorporated by reference to Exhibit 99.4 to the Company’s Report on Form 6-K, filed with the SEC on February 16, 2022).
4.7*	Form of New Registration Rights Agreement, by and among the Company and the holders party thereto.
4.8*	Form of Warrant Agreement (Tranche One), including the form of warrant attached thereto, by and between Cazoo Group Ltd and Equiniti, as warrant agent.
4.9*	Form of Warrant Agreement (Tranche Two), including the form of warrant attached thereto, by and between Cazoo Group Ltd and Equiniti, as warrant agent.
4.10*	Form of Warrant Agreement (Tranche Three), including the form of warrant attached thereto, by and between Cazoo Group Ltd and Equiniti, as warrant agent.
5.1*	Opinion of Maples and Calder.
5.2*	Opinion of Freshfields Bruckhaus Deringer US LLP.
10.1	Business Combination Agreement, dated as of March 29, 2021, by and among Ajax I, Cazoo Holdings Limited and Capri Listco (incorporated by reference to Exhibit 2.1 to the Company’s Registration Statement on Form F-4/A (File No. 333-256152), filed with the SEC on July 22, 2021).
10.2	First Amendment to Business Combination Agreement, dated as of May 14, 2021, by and among Ajax I, Cazoo Holdings Limited and Capri Listco (incorporated by reference to Exhibit 2.2 to the Company’s Registration Statement on Form F-4/A (File No. 333-256152), filed with the SEC on July 22, 2021).
10.3	Letter Agreement, dated October 27, 2020, among Ajax I, AJAX I Holdings, LLC and Ajax I’s officers and directors (incorporated by reference to Exhibit 10.1 of Ajax I’s Form 8-K (File No. 001-39660), filed with the SEC on October 30, 2020).
10.4	Securities Subscription Agreement, dated September 16, 2020, between Ajax I and Ajax I Holdings, LLC (incorporated by reference to Exhibit 10.5 to Ajax I’s Registration Statement on Form S-1/A (File No. 333-249411), filed with the SEC on October 16, 2020).
10.5	Incentive Equity Plan (incorporated by reference to Exhibit 4.6 to the Company’s Shell Company Report on Form 20-F, filed with the SEC on September 1, 2021).
10.6	Form of Subscription Agreement (Institutional Investor) (incorporated by reference to Exhibit 10.4 to Ajax I’s Current Report on Form 8-K (File No. 001-39660), filed with the SEC on March 29, 2021).
10.7	Form of Subscription Agreement (Other) (incorporated by reference to Exhibit 10.5 to Ajax I’s Current Report on Form 8-K (File No. 001-39660), filed with the SEC on March 29, 2021).
10.8	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.22 to the Company’s Registration Statement on Form F-4/A (File No. 333-256152), filed with the SEC on July 22, 2021).
10.9	Purchase Agreement, dated as of February 9, 2022, between Cazoo Group Ltd and the Purchasers set forth on the signature pages thereto (incorporated by reference to Exhibit 99.1 to the Company’s Report on Form 6-K, filed with the SEC on February 16, 2022).
10.10	Indenture, dated as of February 16, 2022 by and between Cazoo Group Ltd and U.S. Bank Trust Company, National Association as trustee (incorporated by reference to Exhibit 99.2 to the Company’s Report on Form 6-K, filed with the SEC on February 16, 2022).
10.11	Form of 2.00% Convertible Senior Notes due 2027 (included in Exhibit 10.10).
10.12	Form of Letter Agreement (incorporated by reference to Exhibit 99.1 to the Company’s Report on Form 6-K, filed with the SEC on November 10, 2022).
10.13	Registration Rights Agreement, dated as of February 16, 2022 by and between Cazoo Group Ltd and the holders named therein (incorporated by reference to Exhibit 99.4 to the Company’s Report on Form 6-K, filed with the SEC on February 16, 2022).
10.14	Transaction Support Agreement, dated as of September 20, 2023, by and between (i) Cazoo Group Ltd and certain of its subsidiaries, (ii) Viking Global Investors LP, on behalf of certain funds, accounts and entities, (iii) certain funds, accounts and entities managed or advised by Farallon Capital Management, L.L.C., (iv) certain other holders of Cazoo Group Ltd’s 2.00% Convertible Senior Notes due 2027 and (v) certain holders of the Company’s Class A ordinary shares (incorporated by reference to Exhibit 99.1 to the Company’s Report on Form 6-K filed with the SEC on September 20, 2023).
10.15	Amendment No. 1, dated November 3, 2023, to the Transaction Support Agreement, dated as of September 20, 2023, by and between (i) Cazoo Group Ltd and certain of its subsidiaries, (ii) Viking Global Investors LP, on behalf of certain funds, accounts and entities, (iii) certain funds, accounts and entities managed or advised by Farallon Capital Management, L.L.C., (iv) certain other holders of Cazoo Group Ltd’s 2.00% Convertible Senior Notes due 2027 and (v) certain holders of the Company’s Class A ordinary shares (incorporated by reference to Exhibit 99.2 to the Company’s Report on Form 6-K filed with the SEC on November 3, 2023).
10.16*	Description of New Notes

21.1	Subsidiaries of Cazoo Group Ltd (incorporated by reference to Exhibit 8.1 to the Company’s Annual Report on Form 20-F, Filed with the SEC on March 30, 2023).
23.1*	Consent of Ernst & Young LLP, independent public accounting firm.
23.2*	Consent of Maples and Calder (included in Exhibit 5.1).
23.3*	Consent of Freshfields Bruckhaus Deringer US LLP (included in Exhibit 5.2).
24.1*	Power of Attorney (included on the signature page of the Registration Statement).
107*	Filing Fee Table
101.INS*	Inline XBRL Instance Document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document.
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104*	Cover Page Interactive Data File (Embedded as Inline XBRL document and contained in Exhibit 101).

*	Filed herewith

(b)	Financial Statement Schedules.

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 9. Undertakings.

(a)	The undersigned Registrant hereby undertakes:

(1)	to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	to include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)	to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424 (b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that:

(2)	That for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	To file a post-effective amendment to the registration statement to include any financial statements required by “Item 8.A. of Form 20-F” at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Securities Act need not be furnished, provided that the Registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.

(5)	That, for the purpose of determining liability under the Securities Act to any purchaser:

(i)	If the Registrant is relying on Rule 430B:

(A)	Each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B)	Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(ii)	If the Registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(b)	Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c)	The undersigned Registrant hereby undertakes:

(1)	That for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of London, United Kingdom, on the 3rd day of November, 2023.

Cazoo Group Ltd

By:	/s/ Paul Whitehead
	Name:	Paul Whitehead
	Title:	Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Capacity	Date

/s/ Alex Chesterman	Executive Chairman	November 3, 2023
Alex Chesterman

/s/ Paul Whitehead	Chief Executive Officer and Director	November 3, 2023
Paul Whitehead	(Principle Executive Officer)

/s/ Paul Woolf	Chief Financial Officer and Director	November 3, 2023
Paul Woolf	(Principal Financial and Accounting Officer)

*	Director	November 3, 2023
Daniel Och

*	Director	November 3, 2023
Luciana Berger

*	Director	November 3, 2023
Moni Mannings

*	Director	November 3, 2023
Duncan Tatton-Brown

*	Director	November 3, 2023
Mary Reilly

*	Paul Woolf signs this Amendment No. 1 to the Registration Statement on behalf of the indicated persons for whom he is attorney-in-fact, pursuant to the power of attorney included on the signature page of the Registration Statement filed with the SEC on September 29, 2023.

By:	/s/ Paul Woolf
Paul Woolf
Attorney-in-fact

Dated: November 3, 2023

AUTHORIZED REPRESENTATIVE

Pursuant to the requirement of the Securities Act of 1933, the undersigned, the duly undersigned representative in the United States of Cazoo Group Ltd, has signed this Registration Statement in the City of Newark, State of Delaware, on November 3, 2023.

PUGLISI & ASSOCIATES

By:	/s/ Donald J. Puglisi
Name:	Donald J. Puglisi
Title:	Managing Director